Exhibit 99.2

陆金所控股

LUFAX

Lufax Holding Ltd

陆金所控股有限公司

(A company incorporated in the Cayman Islands with limited liability)

Stock Code: 6623

NYSE Stock Ticker: LU

ANNUAL REPORT 2023

Contents

Company Information

DIRECTORS

Executive Directors

Mr. Yong Suk CHO (趙容奭)
(Chairman and Chief Executive Officer)
Mr. Gregory Dean GIBB (計葵生)
(Co-Chief Executive Officer)

Non-executive Directors

Mr. Yonglin XIE (謝永林)
(appointed on August 8, 2023)
Mr. Guangheng JI (冀光恒)
(resigned on August 8, 2023)
Ms. Xin FU (付欣)
Mr. Yuqiang HUANG (黃玉強)

Independent Non-Executive Directors

Mr. Rusheng YANG (楊如生)
Mr. Weidong LI (李偉東)
Mr. Xudong ZHANG (張旭東)
Mr. David Xianglin LI (李祥林)

AUDIT COMMITTEE

Mr. Rusheng YANG (楊如生) *(Chairperson)*
Mr. Xudong ZHANG (張旭東)
Mr. David Xianglin LI (李祥林)

NOMINATION AND REMUNERATION COMMITTEE

Mr. Weidong LI (李偉東) *(Chairperson)*
Mr. Xudong ZHANG (張旭東)
Mr. Rusheng YANG (楊如生)

COMPANY SECRETARY

Ms. Sharon Wing Han LEUNG (梁潁嫻)

AUTHORISED REPRESENTATIVES

Mr. Gregory Dean GIBB (計葵生)
Ms. Sharon Wing Han LEUNG (梁潁嫻)

REGISTERED OFFICE

Maples Corporate Services Limited
PO Box 309, Ugland House
Grand Cayman, KY1-1104
Cayman Islands

HEAD OFFICE AND PRINCIPAL PLACE OF BUSINESS IN CHINA

Building No. 6, Lane 2777, Jinxiu East Road
Pudong New District
Shanghai
People's Republic of China

PRINCIPAL PLACE OF BUSINESS IN HONG KONG

5/F, Manulife Place
348 Kwun Tong Road, Kowloon
Hong Kong

AUDITOR

PricewaterhouseCoopers
Certified Public Accountants
Registered Public Interest Entity Auditor
22/F, Prince's Building
Central
Hong Kong

PRINCIPAL SHARE REGISTRAR AND TRANSFER OFFICE

Maples Fund Services (Cayman) Limited
PO Box 1093
Boundary Hall, Cricket Square
Grand Cayman, KY1-1102
Cayman Islands

HONG KONG SHARE REGISTRAR

Tricor Investor Services Limited
17/F, Far East Finance Centre
16 Harcourt Road
Hong Kong

HONG KONG LEGAL ADVISOR

Skadden, Arps, Slate, Meagher & Flom and affiliates
42/F, Edinburgh Tower
The Landmark
15 Queen's Road Central
Central
Hong Kong

COMPLIANCE ADVISOR

Somerley Capital Limited
20/F, China Building
29 Queen's Road Central
Hong Kong

PRINCIPAL BANKS

Ping An Bank Co., Ltd.
5047 Shennan Road East
Luohu District
Shenzhen
PRC

Bank of China Limited
No. 1 Fuxingmen Nei Dajie
Xicheng District
Beijing
PRC

China Minsheng Banking Corp., Ltd.
No. 2 Fuxingmennei Avenue
Xicheng District
Beijing
PRC

China Everbright Bank Company Limited
China Everbright Center
No. 25 Taipingqiao Street
Xicheng District
Beijing
PRC

Bank of Shanghai Co., Ltd.
No. 168, Middle Yincheng Road
China (Shanghai) Pilot Free Trade Zone
PRC

COMPANY WEBSITE

https://ir-hk.lufaxholding.com/

LISTING INFORMATION AND STOCK CODE

The Stock Exchange of Hong Kong Limited
Stock Code: 6623

New York Stock Exchange
Stock Ticker: LU

Management Discussion and Analysis

Business Review and Outlook

We are a leading financial services enabler for SBOs in China. We offer financing products designed principally to address the needs of SBOs. In doing so, we have established relationships with 85 financial institutions in China as our funding partners, many of which have worked with us for over three years.

As of December 31, 2023, our total outstanding balance of loans was RMB315.4 billion, representing a decrease of 45.3% from December 31, 2022. Our total volume of new loans decreased from RMB495.4 billion for the year ended December 31, 2022 to RMB208.0 billion for the year ended December 31, 2023.

In 2023, we continued to advance towards our 100% guarantee model, under which we will guarantee all the new loans we enable, rather than relying on credit enhancement partners. We have secured sufficient credit line and funding partners to support our 100% guarantee model. Excluding consumer finance, our risk bearing by new loan sales for the year ended December 31, 2023 increased to 49.8%, as compared to 21.3% for the year ended December 31, 2022. Our risk bearing by balance as of December 31, 2023, including consumer finance, increased to 39.8%, as compared to 23.5% as of December 31, 2022.

Our total income decreased from RMB58,116 million for the year ended December 31, 2022 to RMB34,255 million for the year ended December 31, 2023. Our profit before income tax expenses decreased from RMB13,013 million for the year ended December 31, 2022 to RMB1,645 million for the year ended December 31, 2023. Our net profit decreased from RMB8,775 million for the year ended December 31, 2022 to RMB1,034 million for the year ended December 31, 2023. We had a net margin of 3% for the year ended December 31, 2023.

As of December 31, 2023, our consumer finance subsidiary had a capital adequacy ratio of 15.3% and our financing guarantee subsidiary had a leverage ratio of 1.8x. As of the same date, our outstanding balance of consumer finance loans was RMB37.1 billion. Our total volume of consumer finance loans amounted to RMB71.2 billion for the year ended December 31, 2023. Non-performing loan ratio for consumer finance loan was 1.5% for the year ended December 31, 2023, as compared to 1.5% for the year ended December 31, 2022. Non-performing loan ratio for consumer finance loan is calculated by the outstanding balance of consumer finance loans for which any payment is 91 or more calendar days past due and not written off, and certain restructured loans, divided by the outstanding balance of consumer finance loans.

The complex macro conditions continued to impact SBOs and constrained demand for high-quality loans from SBOs during 2023. Against this background, we prioritized asset quality over quantity and successfully completed our five major de-risking and diversification initiatives. Through strategic adjustments to customer segmentation and product offerings, we successfully cultivated a new business mix that favors R1-R3 customers and reflects our commitment to de-risking. We also successfully executed on adjustments to our regional, channel and industry mixes and completed our strategic pivot to the 100% guarantee model, laying the foundations for our long-term, sustainable growth. While this transition allows us to unlock and capture more economic value, it also increases our risk exposure. As a result, we will remain committed to our prudent approach and continue to prioritize quality over quantity in the future.

For the full year of 2024, we expect the new loan sales to be in the range of RMB190 billion to RMB220 billion and the year-end loan balance to be in the range of RMB200 billion to RMB230 billion. These forecasts reflect our current and preliminary views on the market and operational conditions, which are subject to changes.

Our Business Model

We enable both borrowers and institutional partners through our core retail credit and enablement business model.

Our core retail credit and enablement business model comprises both general unsecured loans and secured loans, which we enable under the Puhui brand. Our borrowers are primarily small business owners who require larger ticket size loans on short notice for imminent operating needs. We leverage our large nationwide direct sales team to serve millions of otherwise hard to reach potential borrowers in this critical but undercapitalized sector of the Chinese economy. To a lesser extent we also serve salaried workers dealing with major life expenses under this business model. We apply advanced risk analytics leveraging our 19 years of proprietary data to assess the creditworthiness of potential borrowers and co-design loan product terms with our funding partners to serve their needs. We enable our institutional partners by referring borrowers who fit their target profiles and sharing our risk analytics so that each of our funding partners is taking on the degree of risk that is compatible with its own business model. We also provide post-loan and collection services to our institutional partners to further manage their credit risk.

We only enable loans to individuals and not to entities, but our risk analytics incorporate data on both personal and business assets of potential borrowers. For loans funded by third parties requiring credit enhancement, we used to guarantee a portion of the risk on each new loan transaction along with our credit enhancement providers. We have been gradually reducing our reliance on third-party credit enhancement providers over time. As a result, our risk bearing by new loan sales for the year ended December 31, 2023 excluding consumer finance loans increased to 49.8%, as compared to 21.3% for the year ended December 31, 2022. The percentage of outstanding loans with credit risk exposure for our company including consumer finance loans has increased from 16.6% as of December 31, 2021, to 23.5% as of December 31, 2022, and further to 39.8% as of December 31, 2023. In the fourth quarter of 2023, we successfully completed the transformation of our business to a 100% guarantee business model, under which our licensed financing guarantee subsidiary now provides a guarantee for each new loan transaction without the involvement of third-party credit enhancement.

In addition to enablement, we also make consumer finance loans through our licensed consumer finance subsidiary. Our subsidiary bears some of the credit risk on them. Our financing guarantee subsidiary is well capitalized with a leverage ratio of 1.8× as of December 31, 2023.

For our core retail credit and enablement model, customers are charged an effective APR, from which we receive credit and enablement service fees, interest income and guarantee income, while our institutional partners such as funding partners receive funding fees and, where applicable, credit enhancement providers receive credit guarantee insurance premiums. We earn profit before income tax expenses after deducting operating expenses and impairment losses based on expected loan losses for the portion of loans that we bear credit risk.

We had a cumulative total of 20.9 million borrowers as of December 31, 2023. Our total outstanding balance of loans was RMB315.4 billion (US$44.4 billion) as of December 31, 2023, of which RMB37.1 billion (US$5.2 billion) or 11.8% consists of loans enabled by our licensed consumer finance subsidiary.

How We Enable Small Business Owners and Retail Borrowers

We enable SBO and retail borrowers by connecting them with institutional partners and making the borrowing process faster, simpler and more intuitive to effectively address their financing needs.

Our Borrowers

Under our Puhui brand, we target small business owners who have residential property, automobiles, financial assets and some access to commercial bank credit. Small business owners often need larger ticket size loans on short notice for imminent commercial operating needs of their business and yet are underserved by traditional financial institutions. We also enable loans to salaried workers who need large ticket size consumption loans for purposes such as education, home decoration, and purchase of consumer durables.

Many of our SBO borrowers have fewer than 50 employees and annual revenues of less than RMB30 million. Some of them do business through a corporation, others through a partnership, still others as a sole proprietor, but regardless of the legal form of the business, the owner of the business is always the borrower in his or her personal capacity, so that the owner cannot avoid repayment of the loan on the basis of having limited liability for the debts of the entity.

As of December 31, 2023, we had over 6.8 million cumulative SBO borrowers under our Puhui brand. Small business owners accounted for approximately 78%, 86% and 90% of all new loans we enabled under our Puhui brand in 2021, 2022 and 2023, respectively, and 76%, 82% and 86% of the balance of such loans as of December 31, 2021, 2022 and 2023, respectively.

In response to ongoing developments in the Chinese economy, we have been concentrating our efforts on borrowers for our general unsecured loans at the higher end of our internal ranking of creditworthiness. In 2023, of the borrowers of loans under our Puhui brand, 91% had credit cards, 44% owned residential property, 41% had life insurance policies, and 47% had no unsecured loans outstanding from banks.

Beginning in June 2020, we also make loans through our newly established consumer finance subsidiary. Borrowers of consumer finance loans are typically looking to meet personal short-term cash flow needs or to make discretionary purchases of consumer goods.

Sourcing Borrowers

We had a cumulative total of 20.9 million borrowers as of December 31, 2023. The number of active borrowers for whom we enabled loans was 4.9 million in 2021, 4.8 million in 2022 and 3.9 million in 2023. We source borrowers through a variety of channels.

Retail Credit and Enablement

We source borrowers under our Puhui brand primarily through offline channels, because we primarily focus on loans with larger ticket sizes that often require additional consultation services to be provided to the borrowers during the origination process. The origination of these loans incurs higher costs as compared to the origination of smaller ticket size consumer loans but it also generates more value.

The following table shows the volume of new general unsecured and secured loans we enabled under our Puhui brand by origination channel for the years indicated.

	For the Year Ended December 31,					
	2021		2022		**2023**	
	(RMB)	(%)	(RMB)	(%)	**(RMB)**	**(%)**
	(in billions, except percentages)					
Volume of New Loans						
Direct sales	309.6	49.7	247.1	56.6	**85.6**	**62.6**
Channel partners	233.1	37.4	125.9	28.8	**31.8**	**23.2**
Online and telemarketing	80.4	12.9	63.8	14.6	**19.5**	**14.2**
Total	623.1	100.0	436.8	100.0	**136.8**	**100.0**

(i) Direct sales

We had a direct sales network of over 20,000 full-time employees as of December 31, 2023, of whom over 95% have a junior college education or above. Together they covered approximately 300 cities across China. Our direct sales force proactively seeks out potential borrowers using their own knowledge and contacts with the help of a specialized mobile app designed to optimize their time and efforts. This system tracks and shows location and travel data for all of our sales employees in real time. Our system can further overlay an AI heat map showing our borrowers and their borrowing characteristics, which allows us to identify regions with higher sales potential.

In supervising and evaluating the performance of our direct sales network, we give close attention to the creditworthiness of the borrowers they bring in. The volume of new loans sourced per employee per month by our direct sales team was RMB427 thousand in 2021, RMB363 thousand in 2022 and RMB240 thousand (US$34 thousand) in 2023.

Our direct sales channel was responsible for sourcing RMB309.6 billion, or 49.7%, of our total volume of new loans in 2021, RMB247.1 billion, or 56.6%, of our total volume of new loans in 2022 and RMB85.6 billion (US$12.1 billion), or 62.6%, of our total volume of new loans in 2023. The increase of 7.0 percentage points in 2023 was primarily due to a strategic decision to source more loans through our direct sales channel.

(ii) Channel partners

We complement our direct sales force with a large and robust set of channel partners. Our channel partners introduce borrowers and are paid referral fees for each loan originated.

The following table shows the volume of new loans we enabled through individual referrals and corporate referrals.

	For the Year Ended December 31,					
	2021		2022		**2023**	
	(RMB)	(%)	(RMB)	(%)	**(RMB)**	**(%)**
	(in billions, except percentages)					
Volume of New Loans						
Individual referrals	193.1	31.0	102.2	23.4	**28.6**	**20.5**
Corporate referrals	40.0	6.4	23.7	5.4	**3.2**	**2.7**
Total channel partners	233.1	37.4	125.9	28.8	**31.8**	**23.2**

We cooperate with both individual and corporate channel partners in acquiring customers. Individual referrals are referrals from individuals acting in their personal capacity only. Although substantially all of these individuals are associated with Ping An Group entities as sales representatives, the corresponding Ping An Group entities are not involved in the referrals. Individual referrals are rewarded on the basis of a referral program where individuals sign up with our group and receive fees on successfully referred borrowers. Corporate referrals are referrals from corporate entities. These include certain Ping An associated entities, but all of the entities combined contributed less than 0.5% of our new loan volume in 2023. Corporate referrals are compensated based on successful referrals stipulated by intra-party contracts signed with partner entities. Our corporate channel partners include a wide range of businesses, such as point-of-sale payment agencies and tax system providers. Our channel partners are supported by our proprietary partner management system that helps us allocate resources and design incentive plans more efficiently. Individual referrals were responsible for sourcing RMB193.1 billion, or 31.0%, of the new loans we enabled in 2021, RMB102.2 billion, or 23.4%, of the new loans we enabled in 2022, and RMB28.6 billion, or 20.5%, of the new loans we enabled in 2023. Corporate referrals were responsible for sourcing RMB40.0 billion, or 6.4%, of the new loans we enabled in 2021, RMB23.7 billion, or 5.4%, of the new loans we enabled in 2022, and RMB3.2 billion, or 2.7%, of the new loans we enabled in 2023.

(iii) Online and telemarketing

As of December 31, 2023, we employed over 1,500 employees to engage in targeted online and telemarketing campaigns to reach customers based on their potential need for loans, which we have identified from online behavioral data and other big data techniques. Our online and telemarketing channel primarily enables general unsecured loans, and it focuses on helping high-quality borrowers borrow new loans.

We have leveraged the application of advanced AI technology to maintain the productivity of our online and telemarketing channel. The volume of new loans sourced per employee per month by our online and telemarketing channel was RMB1,609 thousand in 2021, RMB1,265 thousand in 2022 and RMB782 thousand (US$110 thousand) in 2023.

Our online and telemarketing channel was responsible for sourcing RMB80.4 billion, or 12.9%, of the new loans we enabled in 2021, RMB63.8 billion, or 14.6%, of the new loans we enabled in 2022, and RMB19.5 billion (US$2.7 billion), or 14.2%, of the new loans we enabled in 2023.

Consumer Finance

Our consumer finance subsidiary acquires customers online through our consumer finance app and traffic platforms and offline through our direct sales network. The number of borrowers with outstanding consumer finance loans increased from 608 thousand as of December 31, 2021 to 1.3 million as of December 31, 2022 and further to 1.8 million as of December 31, 2023.

Loan Products

We enable both secured and general unsecured loans under our Puhui brand. The typical borrower of a secured loan is a small business owner who uses the loan proceeds for business operations. Borrowers of general unsecured loans include both small business owners and salaried workers who use the loan proceeds for business operations or personal consumption. We base our credit assessment on individual data for salaried workers and a combination of individual and business data for small business owners, plus the characteristics of the collateral for borrowers of secured loans, who are almost all small business owners. We only accept residential property and automobiles as collateral. We also make consumer finance loans to retail borrowers through our licensed consumer finance subsidiary. The following chart summarizes some of the characteristics of these various borrowers and their loans in 2023:

	General Unsecured Loans	Secured Loans	Consumer Finance Loans
Credit Risk Assessment	• Individual, business	• Individual, business, collateral	• Individual
Average Ticket Size	• RMB278,067 (US$39,165)	• RMB551,253 (US$77,642)	• RMB6,805 (US$958)[(1)]
Average Contractual Tenor	• 35.7 months	• 36.5 months	• N/A[(2)]
Average APR	• 20.9%	• 16.0%	• 19.7%
Repayment Schedule	• Fixed installments	• Fixed installments or balloon payment	• Fixed installments

Notes:

(1) This represents the average single drawdown amount for consumer finance loans.

(2) Due to the wide variety of products offered by our consumer finance business, each with significant differences in tenor, this indicator lacks meaningfulness and thus is not applicable.

The following table shows the outstanding balance of loans under Puhui and our consumer finance subsidiary by product as of the dates indicated.

	As of December 31,					
	2021		2022		**2023**	
	(RMB)	(%)	(RMB)	(%)	**(RMB)**	**(%)**
	(in billions, except percentages)					
Outstanding Balance						
General unsecured loans	520.1	78.7	423.8	73.5	**207.9**	**65.9**
Secured loans	129.3	19.6	123.1	21.4	**70.4**	**22.3**
Consumer finance loans	11.6	1.8	29.7	5.1	**37.1**	**11.8**
Total	661.0	100.0	576.5	100.0	**315.4**	**100.0**

The following table shows the volume of new loans by product during the years indicated.

	For the Year Ended December 31,					
	2021		2022		**2023**	
	(RMB)	(%)	(RMB)	(%)	**(RMB)**	**(%)**
	(in billions, except percentages)					
Volume of New Loans						
General unsecured loans	481.7	74.3	318.6	64.3	**91.0**	**43.7**
Secured loans	141.5	21.8	118.2	23.9	**45.9**	**22.0**
Consumer finance loans	25.3	3.9	58.6	11.8	**71.2**	**34.2**
Total	648.4	100.0	495.4	100.0	**208.0**	**100.0**

Loans are available on flexible terms. The loan products we enable under our Puhui brand permit large ticket sizes, long tenors and early repayment options, which are important features for small business owners.

The maximum permitted ticket size in 2023 was RMB10 million for secured loans and RMB1 million for general unsecured loans. Average loan size for these loans was considerably smaller. The following table shows the average ticket size for loans we enabled in Renminbi for both general unsecured loans and secured loans. The increase in the average ticket size is generally due to our pivot to serving more SBOs and higher quality borrowers.

	For the Year Ended December 31,		
	2021	2022	**2023**
	(RMB)		
Average Ticket Size			
General unsecured loans	199,502	240,179	**278,067**
Secured loans	430,795	438,675	**551,253**

In general, the maximum contractual tenor offered on general unsecured loans and secured loans is 36 months, and most borrowers choose a tenor of 36 months. In 2021, we began to enable loans with contractual tenors of up to 60 months to selected borrowers, but we discontinued this practice in 2023. The following table shows the average contractual tenor for loans we enabled in months, for both general unsecured loans and secured loans.

	For the Year Ended December 31,		
	2021	2022	**2023**
	(months)		
Average Contractual Tenor			
General unsecured loans	35.4	38.0	**35.7**
Secured loans	35.9	38.8	**36.5**

Due to early repayment options, the effective tenor will be shorter than the average contractual tenor. The table below sets forth the estimated effective tenor of loans that we do not consolidate on our balance sheet, after considering assumptions of early repayment, as of December 31, 2021, 2022 and 2023.

	As of December 31,		
	2021	2022	**2023**
		(months)	
Estimated Effective Tenor for Off-Balance Sheet Loans			
General unsecured loans	19.37	19.75	**20.46**
Secured loans	13.44	14.62	**15.50**

We enable loans with fixed installment and balloon payment repayment schedules. As of December 31, 2023, approximately 91% of the loans we enabled under our Puhui brand had fixed installment repayment schedules and the other 9% had balloon payment schedules. Fixed installment loans include loans where the sum of the principal repayment and interest payment is fixed and service, insurance and guarantee fees gradually decrease as the outstanding balance decreases. We do not offer an interest-free period in any of the loans we enable under our Puhui brand.

In 2023, our average APR for new loans was 20.9% for general unsecured loans, 16.0% for secured loans and 19.7% for consumer finance loans. APR represents the monthly all-in borrowing cost as a percentage of the outstanding balance annualized by a factor of 12. The all-in borrowing cost comprises the actual amount of (i) interest, (ii) insurance premiums or guarantee fees and (iii) retail credit enablement service fees. The following table shows our average APR for new loans in 2021, 2022 and 2023 for general unsecured loans, secured loans and consumer finance loans. We have not enabled any loans with an APR higher than 24% for loan applications after September 4, 2020.

	As of December 31,		
	2021	2022	**2023**
		(%)	
Average APR for New Loans			
General unsecured loans	22.6	21.1	**20.9**
Secured loans	16.2	15.7	**16.0**
Consumer finance loans	20.3	20.6	**19.7**

General Unsecured Loans

General unsecured loans target both small business owners and salaried workers. In 2023, approximately 86% of the general unsecured loans we enabled, by volume, were borrowed by small business owners, and 14% by salaried workers. The average contractual tenor of new general unsecured loans we enabled during this period was approximately 36 months and the average ticket size was RMB278,067 (US$39,165).

Our outstanding balance of general unsecured loans enabled was RMB520.1 billion, RMB423.8 billion and RMB207.9 billion (US$29.3 billion) as of December 31, 2021, 2022 and 2023, respectively. Our total volume of general unsecured loans enabled amounted to RMB481.7 billion, RMB318.6 billion and RMB91.0 billion (US$12.8 billion) in 2021, 2022 and 2023, respectively.

The following table presents the volume of general unsecured loans we enabled by ticket size for the years indicated:

	For the Year Ended December 31,					
	2021		2022		**2023**	
	(RMB)	(%)	(RMB)	(%)	**(RMB)**	**(%)**
	(in billions, except percentages)					
Ticket Size						
Up to RMB50,000	7.2	1.5	3.0	1.0	**0.6**	**0.6**
RMB50,001 to RMB100,000	38.5	8.0	18.5	5.8	**4.3**	**4.8**
RMB100,001 to RMB200,000	138.0	28.6	68.1	21.4	**12.6**	**13.9**
RMB200,001 to RMB300,000	159.2	33.1	93.5	29.3	**26.5**	**29.1**
RMB300,001 or above	138.8	28.8	135.5	42.5	**47.0**	**51.7**
Total	481.7	100.0	318.6	100.0	**91.0**	**100.0**

We focus on enabling loans with higher ticket size, which is an important feature for satisfying the needs of small business owners.

Secured Loans

Secured loans target small business owners. Approximately 98% of the secured loans we enabled, by volume, were borrowed by small business owners. In 2023, the average contractual tenor of new secured loans we enabled was approximately 36 months and the average ticket size was RMB551,253 (US$77,642).

Our outstanding balance of secured loans enabled was RMB129.3 billion, RMB123.1 billion and RMB70.4 billion (US$9.9 billion) as of December 31, 2021, 2022 and 2023, respectively. Our total volume of secured loans enabled amounted to RMB141.5 billion, RMB118.2 billion and RMB45.9 billion (US$6.5 billion) in 2021, 2022 and 2023, respectively.

For our secured loans, we focus on SBOs who have residential property located in economically more developed cities which can be pledged as collateral, given such cities' relatively stable economic growth and real estate prices. The majority of the outstanding balance of secured loans is secured by real estate and the remainder by automobiles. The real estate collateral is well diversified across China, with a large proportion located in more developed cities. As we continue to focus on serving more SBOs and higher quality borrowers, there has been an increase in the average ticket size for our secured loans in 2021, 2022 and 2023. As a result, the average loan-to-value ratio at origination for the secured loans we enabled has grown from 71% in 2021 to 74% in 2022 and further to 75% in 2023.

Consumer Finance Loans

We began to make consumer finance loans in June 2020 through our licensed consumer finance subsidiary. Borrowers of consumer finance loans are typically looking to meet personal short-term cash flow needs or to make discretionary purchases of consumer goods. Our consumer finance loans include both revolver loans and installment loans.

Our outstanding balance of consumer finance loans was RMB11.6 billion, RMB29.7 billion and RMB37.1 billion (US$5.2 billion) as of December 31, 2021, 2022 and 2023, respectively. Our total volume of consumer finance loans amounted to RMB25.3 billion, RMB58.6 billion and RMB71.2 billion (US$10.0 billion) in 2021, 2022 and 2023, respectively.

The non-performing loan ratio for consumer finance loans was 1.5% for the year ended December 31, 2023, as compared to 1.5% from the year ended December 31, 2022. The non-performing loan ratio for consumer finance loans is calculated by the outstanding balance of consumer finance loans for which any payment is 91 or more calendar days past due and not written off, plus certain restructured loans, divided by the total outstanding balance of consumer finance loans.

Our Guarantees

We work closely with funding partners through our financing guarantee subsidiary and its network of licensed branches in 30 provinces. For loans funded by third parties where the lender requires credit enhancement, we used to guarantee a portion of the risk on each new loan transaction along with our credit enhancement providers. We had RMB64.7 billion, RMB68.6 billion and RMB54.9 billion (US$7.7 billion) in off-balance sheet financing guarantee contracts as of December 31, 2021, 2022 and 2023, respectively. As of December 31, 2023, 58.2% of financing guarantees for the outstanding balance of loans enabled by us were provided by third-party credit enhancement providers. However, we had been gradually reducing our reliance on third-party credit enhancement providers over time. In the fourth quarter of 2023, we successfully completed the transformation of our business to a 100% guarantee business model, under which our licensed financing guarantee subsidiary now provides a guarantee for each new loan transaction without the involvement of third-party credit enhancement.

Pursuant to the regulations and rules regarding financing guarantee companies, the minimum registered capital of a financing guarantee company is not less than RMB20 million and its net assets must be no less than one-fifteenth of the total outstanding guaranteed amount it has guaranteed. Our financing guarantee subsidiary had net assets of RMB44.6 billion in aggregate and a leverage ratio of 1.8× as of December 31, 2023.

How We Enable Our Institutional Partners

We enable our institutional partners by identifying potential borrowers who possess the characteristics that they wish to target, co-designing loan products that fit the needs of those potential borrowers, providing accurate credit assessment to make it possible for funding partners to correctly price the risk that they assume, and managing credit risk on outstanding loans through effective loan servicing and collection.

Our Funding Partners

Our funding partners consist of the banks and trusts that fund the loans that we enable. We have relationships with 79 banks and 6 trust companies as of December 31, 2023.

The following table shows the volume of new loans enabled in each period by funding source, including loans that we enabled through our own licensed consumer finance subsidiary:

	As of December 31,					
	2021		2022		**2023**	
	(RMB)	(%)	(RMB)	(%)	**(RMB)**	**(%)**
	(in billions, except percentages)					
Volume of New Loans Enabled by Funding Source						
Banks	414.2	63.9	279.5	56.4	**81.4**	**39.1**
Trusts	208.9	32.2	157.3	31.7	**55.4**	**26.6**
Our licensed consumer finance subsidiary	25.3	3.9	58.6	11.8	**71.2**	**34.2**
Total	648.4	100.0	495.4	100.0	**208.0**	**100.0**

We are continually refining our funding mix. Our ability to enable loans has not been constrained by our funding supply. We only utilized 39.1% of the credit facility provided by banks and 26.6% of the credit facility provided by trust companies in 2023. We believe our relationships with banks and trust companies are sustainable as our ability to help them generate interest income by enabling loans from our high quality borrowers makes us a valuable partner to them. In 2023, no single third-party funding source accounted for more than 10% of the funding for the loans we enabled.

For loan transactions with third-party credit enhancement, we entered into trilateral agreements with each funding partner and credit enhancement provider that contain the principal terms governing funding arrangements and credit enhancement for the loans that we enabled with them. These agreements generally include provisions specifying the proportion of loans to be insured or guaranteed by the credit enhancement provider and the geographical scope of the collaboration, and some of them set out the rate of interest to be charged by the funding partner for the loans. They also require each party to perform its own credit assessment of the borrowers, the funding partner to enter into the loan agreement with the borrower, and the credit enhancement provider to reimburse the lending partner for each loan that is 80 days past due. Under these agreements, each party has the right to perform post loan services or delegate them to another contracted party or third party.

Under our 100% guarantee business model, we enter into agreements with each funding partner and our licensed financing guarantee subsidiary. These agreements encapsulate the principal terms governing funding arrangements and financial guarantee for the loans that we enable with them. Common provisions include specifying the total amount of loans to be guaranteed by our licensed financing guarantee subsidiary and the geographical scope of the collaboration. Some of these agreements set out the rate of interest to be charged by the funding partner for the loans. Additionally, they require the funding partner to perform its own credit assessment of the borrowers and to enter into the loan agreement with the borrower. Under these agreements, the funding partner delegates the right to perform post-loan services to us, and we may further delegate it to another third party.

Banks

Under the bank funding model, a third-party bank lends directly to the borrower. We provide loan enablement services for borrowers and enable borrowers to obtain loans from third-party banks.

We partnered with 60 banks in 2021, 75 banks in 2022 and 79 banks in 2023. These banks included national joint-stock banks, city commercial banks, rural commercial banks and others. The banks determine the creditworthiness of borrowers that we refer, though we help gather the information our bank partners need. Banks funded approximately 63.9% of the new loans we enabled in 2021, 56.4% of the new loans we enabled in 2022 and 39.1% of the new loans we enabled in 2023. Maintaining stable and long-term relationships with banks is an important factor in sustainable funding.

Trusts

Under the trust model, a third-party trust company sets up a trust plan to which investors contribute funds through three major funding sources. There are: (i) retail funding directed by private banks, (ii) institutional funding from banks, securities and insurance companies, and (iii) funding from open market issuance. We provide loan enablement services for borrowers and enable borrowers to obtain loans from trusts. We perform credit assessments and match borrowers to the trust plans.

We partnered with six trust companies in each of 2021, 2022 and 2023. Trusts funded approximately 32.2% of the new loans we enabled in 2021, 31.7% of the new loans we enabled in 2022 and 26.6% of the new loans we enabled in 2023. The loans funded by consolidated trusts appear on our balance sheet, and those funded by unconsolidated trusts do not.

Our Licensed Consumer Finance Subsidiary

Our licensed consumer finance subsidiary, Ping An Consumer Finance Co., Ltd., enabled 3.9%, 11.8% and 34.2% of the volume of new loans we enabled in 2021, 2022 and 2023, respectively.

In the fourth quarter of 2023, we successfully completed the transformation of our business to a 100% guarantee business model, under which our licensed financing guarantee subsidiary now provides a guarantee for each new loan transaction without the use of third-party credit enhancement.

Credit Analytics

Our credit analytics include anti-fraud assessment and credit assessment. These are supported by both financial and behavioral data and managed by our risk management department. In addition to meeting the basic requirements on nationality, age, residency and the availability of credit and other history, a borrower must pass both our anti-fraud and credit assessments before we will refer them to funding partners for a potential loan.

Once a loan application passes our credit assessment process, then we will refer the loan to a funding partner for it to conduct an independent evaluation of the loan application. We only match borrowers who we believe meet our partners' lending criteria, and our partners independently review all of the application information before making a lending decision. Loans are disbursed by the funding partner directly to the borrower.

The credit approval time for loans we enable can be as fast as 45 minutes for general unsecured loans or 96 minutes for secured loans in 2023, and funding is generally available on the same day.

Data

Our credit assessment is built upon a variety of our own and third-party data, under proper authorization and within lawful ranges, including the data of the Credit Reference Center of the People's Bank of China, data publicly available from other governmental institutions, and a variety of consumption, social or other behavioral data. We have cumulatively analyzed over 18 years of through-cycle credit data from approximately 6.9 million unique individual applicants as of December 31, 2023. Our proprietary and third-party data includes both know-your-customer or KYC personal financial information and know-your-business or KYB business information for loans to small business owners. All data are accessed and used only with the customer's consent.

Out of over 7,500 predictive variables per borrower, we applied machine learning algorithms and regression analysis to select around 1,900 of the most relevant variables to build our anti-fraud models and around 1,600 of the most relevant variables to build our loan decision models as of December 31, 2023.

For loans with larger ticket sizes, our experience shows that both ability to repay and willingness to repay are important in the credit underwriting process. Behavioral data are nearly as useful as credit and financial data in anti-fraud assessment, as they can be helpful in evaluating a borrower's willingness to repay. However, credit and financial data are substantially more predictive of creditworthiness as they can help evaluate a borrower's ability to repay. As of December 31, 2023, credit and financial data comprise approximately 64% of the variables of our anti-fraud assessment and 88% of the variables of our credit assessment, while behavioral data make up the remaining 36% of the variables for our anti-fraud assessment and 12% of the variables of our credit assessment.

Anti-fraud Assessment

Our anti-fraud assessment checks for identity fraud, against negative records and for organized fraud. We verify the borrower's identity by crosschecking against the National Citizen Identity Information Center's ID database using facial recognition technology. We also verify the borrower's identity using phone number and bank card verifications. By cross checking within and across data sources, we ensure that the borrower is who he or she claims to be and that the same borrower is completing the application from beginning to end.

Next we check each borrower against blacklists and negative records, including lists that we have built up through our own operations, from third-party sources and from publicized fraud attempts. We also further check if the borrower uses technology to provide falsified information, such as false location information using VPNs or IP address proxies.

Furthermore, we use our social network model built upon graphic computation and machine learning algorithms to identify and screen out organized fraud attempts. We have an extensive database of location and IP data to support our social network model. We check the borrower's key information using our fraud detection model, which contains over 1,000 expert rules.

Credit Assessment

Borrowers who pass our anti-fraud assessment process move onto our credit assessment process. Our credit assessment process has been made as convenient as possible for potential borrowers through the application of automatic speech recognition, optical character recognition and natural language processing. The approval process for general unsecured loans can be as fast as 45 minutes, entirely through one screen interaction, with minimal text input.

We have three key models for credit assessment: an application score model, a risk-based pricing model and a loan sizing model.

The application score model generates a score for each borrower, based on which we determine the borrower's eligibility for a given loan. Our acceptance criteria and assessment processes vary depending on the borrower risk rating, which may vary from R1 to R6 on our rating system. In 2023, we gave AI-assisted live interviews or purely AI interviews to 92.1% of borrowers of general unsecured loans, and the other 7.9% of borrowers of general unsecured loans had the interview waived because nothing in their data required further clarification. Borrowers of secured loans, who have extensive personal interaction with our direct sales team or our channel partners, are all given live interviews.

When we give a live interview, our credit approval team interviews borrowers using web conferencing tools. During interviews, we use facial and voice recognition to identify borrowers and micro facial expression and speech emotion analytics to analyze borrowers' emotional reactions to assist in assessing the trustworthiness of the borrowers. Other than live interviews, our credit assessment process is entirely automated, which helps us to achieve a unified and data-driven decision process with strong predictive power.

After being screened by the application score model, the borrower will be further assessed by our risk-based pricing and loan sizing models. In our risk-based pricing model, we consider the borrower's risk rating and debt to income ratio and the value of the borrower's assets to determine the appropriate risk-based pricing. After taking into account the borrower's risk rating and debt to income ratio and the value of the borrower's assets, the borrower can only qualify for a loan if the assigned pricing does not exceed the maximum permitted APR. Our loan sizing model is primarily based on the borrower's credit and financial information, which we access with due authorization, such as other loan or credit card repayment records, insurance repayment records, car value, social insurance records and indebtedness information. Every loan applicant must authorize us to check their data through the Credit Reference Center of the People's Bank of China, and these checks form a routine part of our credit assessment process. The data includes information on outstanding loans funded by licensed financial institutions in China such as banks, trusts, consumer finance companies and financing leasing companies. Our sizing model for secured loans further takes into consideration the value of the pledged collateral, which we determine in an efficient and expeditious manner with help from online valuers. Since we specialize in large ticket size loans, a borrower only qualifies for a general unsecured or secured loan if they meet the minimum creditworthiness threshold of at least RMB10,000.

For small business owners, know your business or KYB is an additional element of our credit assessment process. We analyze data relating to the borrower's business including its corporate credit rating, if any, its VAT, point-of-sale and UnionPay records, its utility bills, and any insurance, memberships in industry organizations or other pertinent information. We believe that it is essential to combine both KYC and KYB data for small business owners to accurately assess their creditworthiness.

Loan Servicing and Collection Services

Our loan servicing and collection services enable our institutional partners to concentrate on their core businesses while we manage troubled assets for them. We have accumulated 18 years of through-cycle proprietary data based on our offline-to-online business model that informs our collection efforts.

We utilize an online system for efficient and effective post-loan management and loan collection. Powered by AI servicing, intelligent loan collection algorithm and App smart robots, we have created a 24/7 operational command dashboard for our loan collection system which has increased the stability, speed, and efficiency of our post-loan process. Data from post-loan monitoring and collection efforts is constantly fed back into customer selection and credit approval algorithms to make sure our models are continuously refined to further improve outcomes. Deployment of AI collectors and segmentation algorithms for collection has enhanced our ability to identify fraud and high-risk borrowers, while being able to enhance product pricing, improve underwriting results and lift loan collection efficiency.

Our post-loan servicing model is based on credit scores to triage delinquencies. We check the loan records of our existing borrowers through the Credit Reference Center of the People's Bank of China with their authorization on a regular basis so as to monitor their liability status and we use customer segmentation modeling to divide borrowers into low, medium and high risk. We also provide a repayment reminder service to our borrowers, including text message reminders for low-risk borrowers and AI-enabled contact for medium – and high-risk borrowers. In 2023, we carried out 51% of our repayment reminders through messages and the remainder through AI-enabled phone calls.

If borrowers fail to repay on time, our collection process will be initiated. Borrowers whose loans are overdue by one day are contacted by AI, and all other borrowers with overdue loans are contacted by a live collection agent. The relatively large average ticket size of the loans that we enable makes it more cost-efficient for us to escalate the collection process for delinquent loans, as compared to platforms that primarily enable small consumer loans.

Our collection professionals cannot access the mobile phone numbers of our borrowers and can only contact them through our systems. All contact with customers is recorded and retained for use in resolving disputes and ensuring that our collection team is fully in compliance with applicable laws and rules at all times. Data we accumulate in the collection process gets fed back into our credit assessment process in a closed loop.

The average outstanding loan balance per post-loan servicing employee per year was RMB65.5 million, RMB60.4 million and RMB49.7 million (US$7.0 million) in 2021, 2022 and 2023, respectively.

In line with common industry practice, we use third-party collection agencies to collect loans that are delinquent for more than 80 days. We regularly evaluate our agency partner companies based on their performance, service quality, experience in the industry and compliance with laws and regulations.

In addition to the collection efforts described above, we have an additional foreclosure procedure for our secured loans. Acting on behalf of the credit enhancement providers and our financing guarantee subsidiary, we first repossess the collateral using our local collection team, supported by third-party local collection agencies as necessary. We then assess the condition of the residential property, obtain third-party appraisal reports of its value and initiate the process to foreclose on the residential property. Upon foreclosure, we dispose of residential property via auction or consignment and use the proceeds to minimize or mitigate losses for the credit enhancement provider and our financing guarantee subsidiary.

Credit Risk Management

Credit risk is the risk that the borrowers of our loans default and do not repay, including due to a lack of intention to repay or a lack of ability to repay. Credit risk is borne by one or more of the funding partner, the credit enhancement provider and our own licensed financing guarantee subsidiary, in different combinations and different proportions depending on the loan. As of December 31, 2023, 58.2% of financing guarantees for the outstanding balance of loans enabled by us were provided by third-party credit enhancement providers. Under our 100% guarantee business model, our licensed financing guarantee subsidiary now provides a guarantee for each new loan transaction without the use of third-party credit enhancement. The ability to manage credit risk is thus of key importance in our business. We manage credit risk through anti-fraud assessment, credit assessment and loan servicing and collections.

For the general unsecured loans we enable, we rank qualified borrowers on a scale of one to six, where R1 is the highest quality (lowest risk) and R6 is the lowest quality (highest risk). The risk level is determined based on two primary considerations. The first is credit risk score, modeled using statistical techniques and based on the records of the Credit Reference Center of the People's Bank of China and the borrower's prior records such as repayment, delinquency and application histories. The other consideration takes into account the customer's assets, such as residential property, vehicle and insurance policies. Borrowers with higher credit risk scores and better assets will be assigned a lower risk level.

As mentioned previously, we have been concentrating our efforts on borrowers at the higher end of our R1 to R6 ranking of creditworthiness. Risk rating is a dynamic process which reflects our risk appetite and acceptance from time to time, and we have been focusing our efforts on serving high quality customers.

The following table shows the DPD 30+ delinquency rates for general unsecured loans and secured loans as of December 31, 2021, 2022 and 2023.

	As of December 31,		
	2021	2022	**2023**
DPD 30+ Delinquency Rates by Type of Loan			
General unsecured loans	2.6	5.2	**7.7**
Secured loans	0.8	2.6	**4.4**
Total	2.2	4.6	**6.9**

The core indicator for credit quality monitored by our management is DPD 90+. The following table presents the DPD 90+ delinquency rates for general unsecured loans and secured loans as of December 31, 2021, 2022 and 2023. We define the DPD 90+ delinquency rate as the outstanding balance of loans for which any payment is 90 to 179 calendar days past due, divided by the outstanding balance of loans. This table reflects all the loans we enable on a whole portfolio basis, not just the loans that are consolidated on our balance sheet. In addition, when a loan becomes 80 days past due and the funding provider is reimbursed by a credit enhancement provider, we still treat the loan as overdue for purposes of the DPD 90+ calculation, since the loan has not been repaid by the borrower. The credit enhancement provider acquires the creditor rights after reimbursing the funding provider and we continue to provide post-loan services to the credit enhancement provider.

	As of December 31,		
	2021	2022	**2023**
DPD 90+ Delinquency Rates by Type of Loan			
General unsecured loans	1.5	3.0	**4.6**
Secured loans	0.4	1.2	**2.6**
Total	1.2	2.6	**4.1**

The following chart shows the DPD 90+ delinquency rates by vintage as of December 31, 2023, on general unsecured loans that we have enabled. DPD 90+ delinquency rates by vintage is defined as the total balance of outstanding principal of a vintage for which any payment is over 90 calendar days past due as of a particular date (adjusted to reflect total amount of recovered past due payments for principal and without taking into account charge-offs), divided by the total initial principal in such vintage. Months on book, or MOB, is the number of complete calendar months that have elapsed since the calendar month in which the loan was originated, measured at the end of each calendar month.


10.0%
9.0%
8.0%
7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
MOB3
MOB6
MOB9
MOB12
MOB15
MOB18
MOB21
MOB24
MOB27
MOB30
MOB33
MOB36
2017
2018
2019
2020
2021
2022

The following chart shows the DPD 90+ delinquency rates by vintage as of December 31, 2023 on secured loans that we have enabled.


3.5%
3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
MOB3
MOB6
MOB9
MOB12
MOB15
MOB18
MOB21
MOB24
MOB27
MOB30
MOB33
MOB36
2017
2018
2019
2020
2021
2022

Flow rate is a forward-looking indicator that estimates the percentage of current loans that will become non-performing at the end of three months, and is defined as the product of (i) the loan balance that is overdue from 1 to 29 days as a percentage of the total current loan balance of the previous month, (ii) the loan balance that is overdue from 30 to 59 days as a percentage of the loan balance that was overdue from 1 to 29 days in the previous month, and (iii) the loan balance that is overdue from 60 to 89 days as a percentage of the loan balance that was overdue from 30 days to 59 days in the previous month.

The following chart shows the flow rates in 2021, 2022 and 2023 for the general unsecured loans we have enabled.


0.4%
0.5%
0.5%
0.6%
0.7%
0.7%
1.0%
1.2%
1.1%
1.2%
1.3%
1.3%
2021Q1
2021Q2
2021Q3
2021Q4
2022Q1
2022Q2
2022Q3
2022Q4
2023Q1
2023Q2
2023Q3
2023Q4

The following chart shows the flow rates in 2021, 2022 and 2023 for the secured loans we have enabled.


0.1%
0.1%
0.1%
0.2%
0.2%
0.2%
0.5%
0.7%
0.4%
0.6%
0.8%
0.7%
2021Q1
2021Q2
2021Q3
2021Q4
2022Q1
2022Q2
2022Q3
2022Q4
2023Q1
2023Q2
2023Q3
2023Q4

Our consumer finance subsidiary operates separately from our core retail credit and enablement business in many respects and has its own independent credit risk management personnel. As a licensed and regulated entity in the PRC, it must follow certain procedures and track certain metrics in order to ensure its compliance with regulatory requirements. As part of credit risk management for our consumer finance business, we conduct an online verification on customer identity and an anti-fraud assessment for each prospective borrower and determine the credit quota through our automated decision-making engine. Upon applying for drawdown, selected customers would enter into phone interviews with our credit assessment staff, and the drawdown would be disbursed after approval. We rely on a combination of text messages, AI and human agents in our collection process for consumer finance loans. We use texts and AI primarily for reminders and for payments that are not long overdue, and outsource collection efforts for longer overdue loans.

Our Credit Enhancement Providers

Although we completed the transformation of our business to a 100% guarantee business model in the fourth quarter of 2023, under which our licensed financing guarantee subsidiary provides a guarantee for each new loan without third-party credit enhancement, the majority of financing guarantees for the outstanding balance of loans we enabled were still provided by third-party credit enhancement providers as of December 31, 2023.

Our credit enhancement providers include credit insurance companies and guarantee companies. We worked with seven credit insurance companies in 2023. We enabled them to extend credit enhancement for loans whose borrowers met their desired risk profile. Credit enhancement providers benefit from the same customer referral, risk analytics and loan servicing and collection services as our funding partners. The proportion of the outstanding balance of loans we enabled under the Puhui brand that was insured or guaranteed by third parties was 78.9%, 76.1% and 64.2% of the outstanding balance as of December 31, 2021, 2022 and 2023, respectively.

Ping An P&C provided credit enhancement on standard commercial arm's-length terms for loans we enabled. Ping An P&C had provided credit enhancement on 52.5% of the outstanding balance of loans we had enabled under our Puhui brand as of December 31, 2023. For loans enabled by us and insured by Ping An P&C, we entered into agreements with terms of three years with Ping An P&C and each of the funding partners. These third-party credit enhancement providers provide credit guarantee insurance or guarantees on the loans we enabled and will repay the lenders if a loan becomes sufficiently delinquent. We are not aware of any instance where our credit enhancement providers have ever failed to fulfill their insurance or guarantee obligations. Our credit enhancement providers conducted their own evaluation of each borrower to determine whether they would provide insurance or guarantees while we helped our partners collect the necessary information.

All of our credit enhancement providers are regulated and inspected by the Chinese authorities and subject to detailed statutory and regulatory requirements. Insurance companies are regulated and inspected by the China Banking and Insurance Regulatory Commission. Pursuant to the regulations and rules regarding insurance companies issued by the China Banking and Insurance Regulatory Commission, the minimum registered capital of an insurance company is no less than RMB200 million and must be fully paid up in cash. For insurance companies engaged in credit guarantee insurance, the core solvency adequacy ratio at the end of the last two quarters must be no less than 75%, and the comprehensive solvency adequacy ratio must be no less than 150%. We engaged in a strict assessment process in selecting our credit enhancement providers. We assessed whether an insurer had a license from the China Banking and Insurance Regulatory Commission to provide credit insurance on three-year retail credit, whether it was able to meet the China Banking and Insurance Regulatory Commission's stringent requirements for solvency ratios, concentration risks, leverage ratios, and liquidity stress tests under the Measures for Regulating the Credit Insurance and Guaranty Insurance issued by the China Banking and Insurance Regulatory Commission in May 2020, and whether it had the relevant experience, track record, and reputation within the industry. Our insurers were required to publicly file their quarterly solvency reports with the China Banking and Insurance Regulatory Commission, and we reviewed their public filings to verify that they remained in compliance with the requirements. Financing guarantee companies are regulated and inspected by the financial authorities of the local provincial or municipal government. Pursuant to the regulations and rules regarding financing guarantee companies, the minimum registered capital of a financing guarantee company is not less than RMB20 million and must be fully paid up in currency, and net assets must be no less than one-fifteenth of their total outstanding guaranteed amount.

We have established a highly automated claims process with our funding partners and credit enhancement providers. Once a loan becomes delinquent for 80 days, a notice of claim will be automatically sent to the third-party credit enhancement provider, if the third-party credit enhancement is involved. Normally this payment occurs without our participation and the timing of it does not affect our cash flow or cash position.

The table below shows the amount of claims submitted to credit enhancement providers for the loans consolidated on our balance sheet and the amount of claims reimbursed during each period. The discrepancies in amounts submitted and amounts reimbursed are mainly due to timing differences. When we submit a claim, the credit enhancement provider will typically complete its review and make the payment to the funding partner within one business day.

	For the Year Ended December 31,		
	2021	2022	**2023**
	(RMB in millions)		
Amount of claims submitted	5,084	12,490	**13,786**
Amount of claims reimbursed	5,084	12,490	**13,788**

Other Services

We used to enable a variety of financial institutions including banks, trust companies, mutual fund companies, private investment fund management companies, asset management companies, securities companies and insurance companies to access investors for wealth management products. The wealth management products we enabled included asset management plans, mutual fund products, private investment fund products and trust products, among others. In 2023, we gradually ceased to enable new wealth management products, and we are currently maintaining the existing wealth management products until maturity.

Total Income

	For the Year Ended December 31,			
	2022	**2023**		YoY
	(RMB)	**(RMB)**	(US$)	(%)
	(in millions, except percentages)			
Technology platform-based income	29,218	**15,326**	2,159	(47.5%)
Net interest income	18,981	**12,348**	1,739	(34.9%)
Guarantee income	7,373	**4,392**	619	(40.4%)
Other income	1,238	**1,144**	161	(7.6%)
Investment income	1,306	**1,050**	148	(19.5%)
Share of net profit/(loss) of investments accounted for using the equity method	(0)	**(5)**	(1)	2,384.4%
Total income	58,116	**34,255**	4,825	(41.1%)

Our total income decreased by 41.1% from RMB58,116 million for the year ended December 31, 2022 to RMB34,255 million for the year ended December 31, 2023 mainly due to a decrease of 45.3% in the outstanding balance of loans enabled from RMB576.5 billion as of December 31, 2022 to RMB315.4 billion as of December 31, 2023.

Technology platform-based income. Our technology platform-based income decreased by 47.5% from RMB29,218 million for the year ended December 31, 2022 to RMB15,326 million for the year ended December 31, 2023, primarily due to (i) the decrease of retail credit service fees as a result of a decrease in new loan sales and balance; and (ii) the decrease of referral and other technology platform-based income as a result of a decrease in transaction volume.

Net interest income. Our net interest income decreased by 34.9% from RMB18,981 million for the year ended December 31, 2022 to RMB12,348 million for the year ended December 31, 2023 mainly due to a decrease in loan balance, partially offset by an increase in net interest income from our consumer finance business.

Guarantee income. Our guarantee income decreased by 40.4% from RMB7,373 million for the year ended December 31, 2022 to RMB4,392 million for the year ended December 31, 2023 due to a decrease in the loan balance and a lower average fee rate.

Other income. Our other income decreased by 7.6% from RMB1,238 million for the year ended December 31, 2022 to RMB1,144 million for the year ended December 31, 2023 mainly due to the change of fee structure that the Company charged to its credit enhancement partners.

Investment income. Our investment income decreased by 19.5% from RMB1,306 million for the year ended December 31, 2022 to RMB1,050 million for the year ended December 31, 2023 due to the decrease of fair value of investment assets and decreased investment return.

Total Expenses

	For the Year Ended December 31,			
	2022	**2023**		YoY
	(RMB)	**(RMB)**	(US$)	(%)
	(in millions, except percentages)			
Sales and marketing expenses	15,757	**9,867**	1,390	(37.4%)
General and administrative expenses	2,830	**2,305**	325	(18.6%)
Operation and servicing expenses	6,430	**6,119**	862	(4.8%)
Technology and analytics expenses	1,872	**1,387**	195	(25.9%)
Credit impairment losses	16,550	**12,697**	1,788	(23.3%)
Asset impairment losses	427	**31**	4	(92.7%)
Finance costs	1,239	**414**	58	(66.6%)
Other (gains)/losses – net	(3)	**(210)**	(30)	5,980.8%
Total expenses	45,102	**32,610**	4,593	(27.7%)

Our total expenses decreased by 27.7% from RMB45,102 million for the year ended December 31, 2022 to RMB32,610 million for the year ended December 31, 2023 due to the optimization of operating expenses and the decrease of outstanding balance and new loan sales.

Sales and marketing expenses. Our sales and marketing expenses decreased by 37.4% from RMB15,757 million for the year ended December 31, 2022 to RMB9,867 million for the year ended December 31, 2023 due to (i) the decreased borrower acquisition expenses as a result of the decreased new loan sales; (ii) the decreased general sales and marketing expenses as a result of the decrease in staff costs for sales and marketing personnel; and (iii) the decreased investor acquisition and retention expenses and the decreased referral expenses from platform service as a result of the decreased transaction volume.

General and administrative expenses. Our general and administrative expenses decreased by 18.6% from RMB2,830 million for the year ended December 31, 2022 to RMB2,305 million for the year ended December 31, 2023 due to our expense control measures and the decrease in taxes and surcharges.

Operation and servicing expenses. Our operation and servicing expenses decreased by 4.8% from RMB6,430 million for the year ended December 31, 2022 to RMB6,119 million for the year ended December 31, 2023, primarily due to our expense control measures and the decrease of loan balance, partially offset by the increased resources we invested in collection services.

Technology and analytics expenses. Our technology and analytics expenses decreased by 25.9% from RMB1,872 million for the year ended December 31, 2022 to RMB1,387 million for the year ended December 31, 2023 due to our improved efficiency and our expense control measures.

Credit impairment losses. Our credit impairment losses decreased by 23.3% from RMB16,550 million for the year ended December 31, 2022 to RMB12,697 million for the year ended December 31, 2023 mainly due to the decrease in provision of loans and receivables as a result of the decreased loan balance, partially offset by the increase of actual losses.

Asset impairment losses. Our asset impairment losses decreased by 92.7% from RMB427 million for the year ended December 31, 2022 to RMB31 million for the year ended December 31, 2023, mainly due to the higher base of impairment loss for the year ended December 31, 2022 as a result of impairment loss of long term investment.

Finance costs. Our finance costs decreased by 66.6% from RMB1,239 million for the year ended December 31, 2022 to RMB414 million for the year ended December 31, 2023, due to the decrease of interest expenses as a result of our early repayment of Ping An Convertible Promissory Notes and repayment of C-Round Convertible Promissory Notes.

Other (gains)/losses – net. Our other gains was RMB210 million for the year ended December 31, 2023, compared to RMB3 million other gains for the year ended December 31 2022, mainly due to the increase in foreign exchange gains, partially offset by the decrease in government subsidies and other gains.

Income Tax Expenses

Our income tax expenses decreased by 85.6% from RMB4.2 billion for the year ended December 31, 2022 to RMB0.6 billion for the year ended December 31, 2023 due to the lower tax base.

Net Profit

Our net profit decreased by 88.2% from RMB8.8 billion for the year ended December 31, 2022 to RMB1.0 billion for the year ended December 31, 2023, driven by the aforementioned factors.

Balance Sheet

We had RMB39,599 million in cash at bank as of December 31, 2023, as compared to RMB43,882 million as of December 31, 2022. Net assets of the Company amounted to RMB93.7 billion as of December 31, 2023, as compared to RMB94.8 billion as of December 31, 2022.

Liquidity and Capital Resources

For the year ended December 31, 2023, (i) our net cash generated from operating activities was RMB15,030 million, primarily due to the collected service fees from the core retail credit and enablement business and the decrease of the loan scale, partially offset by the payment of expenses; (ii) our net cash used in investing activities was RMB5,937 million, primarily due to the increase of time deposits with original maturities of more than 3 months; and (iii) our net cash used in financing activities was RMB20,555 million, primarily due to payment for redemption of convertible promissory notes and borrowings.

For the year ended December 31, 2022, (i) our net cash generated from operating activities was RMB4,455 million; (ii) our net cash generated from investing activities was RMB8,448 million; and (iii) our net cash used in financing activities was RMB9,919 million.

As of December 31, 2023, our cash and cash equivalents were denominated in RMB or USD.

Borrowings and Other Indebtedness

As of December 31, 2023, we had RMB38,337 million unsecured bank borrowings and RMB486 million secured bank borrowings. Our borrowings with fixed interest rates ranging from 2.8% to 4.5% per annum amounted to RMB33,644 million as of the same date. Details of the currencies and maturities of the borrowings are set out in Note 28 the consolidated financial statements.

In 2022, we issued two bonds of US$300 million in total, respectively, whose interest rates are determined based on compounded Secured Overnight Financing Rate plus 2.5% and 2.55%, and the interest is paid at maturity. Both of these bonds mature one year from their respective issuance date. As of December 31, 2023, both bonds had been fully repaid.

In October 2023, the Company fully repaid the US$1,158 million total principal amount of the Optionally Convertible Promissory Notes, along with the accrued interest. As a result, as of December 31, 2023, the outstanding principal amount of the Optionally Convertible Promissory Notes was nil.

As of December 31, 2023, the outstanding principal amounts of the Ping An Convertible Promissory Notes (as defined below) amounted to RMB6,919 million.

Pledge of Assets

Save for the RMB486 million secured bank borrowing which was guaranteed by deposits, as of December 31, 2023, we did not have any encumbrances, mortgage, lien, charge or pledge on our assets.

Gearing Ratio

As of December 31, 2023, our gearing ratio was 47.5% (i.e. in percentage, total debt divided by total equity, and total debt is calculated as the aggregate of bank borrowings and convertible promissory note payable).

Significant Investments

The Group did not make or hold any significant investments (including any investment in an investee company with a value of 5% or more of the Group's total assets as of December 31, 2023) during and as of the end of the Reporting Period.

Material Acquisitions and Disposals

On November 13, 2023, we entered into a share purchase agreement with OneConnect Financial Technology Co., Ltd. (壹賬通金融科技有限公司) (as the seller) ("**OCFT**") and Ping An OneConnect Bank (Hong Kong) Limited (the "**Virtual Bank**"), pursuant to which OCFT conditionally agreed to sell, and we conditionally agreed to acquire the Virtual Bank through the sale and purchase of the entire issued share capital of the indirect holding company of the Virtual Bank, Jin Yi Tong Limited, at a consideration of HK$933 million in cash. The relevant transaction was completed on April 2, 2024. For further details of the acquisition of the Virtual Bank, please refer to the Company's announcement dated November 14, 2023.

Save for the above, we did not have any material acquisitions or disposals of subsidiaries, Consolidated Affiliated Entities, associates or joint ventures during the year ended December 31, 2023.

Future Plans for Material Investments or Capital Assets

We did not have any future plans for material investments or capital assets as of December 31, 2023.

Contingent Liabilities

Previously, we shared credit risk with our funding partners by utilizing a combination of our licensed financing guarantee subsidiary and collaborations with third-party credit enhancement providers. In the fourth quarter of 2023, we successfully completed the transformation of our business to a 100% guarantee business model, under which our licensed financing guarantee subsidiary provides a guarantee for each new loan transaction without the use of third-party credit enhancement. As of December 31, 2023, the balance of our remaining commitment under the financing guarantee contracts for which we do not consolidate the underlying loans amounted to RMB54,903 million.

Other than the above, we did not have any material contingent liabilities as of December 31, 2023.

Capital Expenditures and Capital Commitment

Our capital expenditures were RMB48 million for the year ended December 31, 2023. These capital expenditures primarily comprised expenditures for the purchase of property and equipment and other long-term assets. We intend to fund our future capital expenditures with our existing cash balance, and anticipated cash flows from operations. We will continue to make well-planned capital expenditures to meet the expected growth of our business. Save for the consideration in the amount of HK$933 million for the acquisition of the Virtual Bank, as of December 31, 2023, we had no other material capital commitments.

Recent Developments after the Reporting Period

On March 21, 2024, the Board resolved to recommend the declaration and distribution of a special dividend out of the share premium account under the reserves of the Company in the amount of US$1.21 per Share or US$2.42 per ADS (the "**Special Dividend**"). The Special Dividend will be payable in cash, with eligible holders of Shares given an option to elect to receive the Special Dividend wholly in the form of new Shares and eligible holders of ADSs given an option to elect to receive the Special Dividend wholly in the form of new ADSs (except for Hong Kong Securities Clearing Company Nominees Limited, the Depositary, and other intermediaries such as brokers that are aggregating the elections of more than one holder, which may elect to receive their entitlement partly in cash and partly in the form of new Shares or ADSs). For details of the Special Dividend, please refer to the announcements of the Company dated March 21, 2024 and March 25, 2024, respectively.

On April 2, 2024, the acquisition of the entire issued share capital of Jin Yi Tong Limited, the indirect holding company of the Virtual Bank, was completed. For further details of the acquisition of the Virtual Bank, please refer to the section headed "Material Acquisitions and Disposals" in this Annual Report and the Company's announcement dated November 14, 2023.

Save as disclosed in this Annual Report, there are no other important events that have occurred since the end of the Reporting Period up to date of this Annual Report.

Risk Management

Foreign exchange risk

Foreign currency risk is the risk of loss resulting from changes in foreign currency exchange rates. Fluctuations in exchange rates between the RMB and other currencies in which we conduct business may affect our financial position and results of operations. The foreign currency risk we have assumed mainly comes from movements in the USD/RMB exchange rate.

We and our major overseas intermediate holding companies' functional currency is USD. We are mainly exposed to foreign exchange risk arising from our cash and cash equivalents and loans to subsidiaries denominated in RMB. During the Reporting Period, we entered into spot-forward US$/RMB currency swaps to manage our exposure to foreign currency risk arising from loans to subsidiaries denominated in RMB until the foregoing swaps expired in May 2023. Since then, we have entered into forward RMB-FX trading to manage our exposure to foreign currency risk arising from loans to subsidiaries denominated in RMB.

Interest rate risk

Interest rate risk is the risk that the fair value/future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

Interest on floating rate instruments is repriced at intervals of less than one year. Interest on fixed interest rate instruments is priced at inception of the financial instruments and is fixed until maturity. Floating rate instruments expose us to cash flow interest rate risk, whereas fixed rate instruments expose us to fair value interest risk. Our interest rate risk mainly arises from fixed rate instruments including cash at bank, accounts and other receivables and contract assets, loans to customers, and accounts and other payables and contract liabilities. Our interest rate risk policy requires us to manage interest rate risk by managing the maturities of interest-bearing financial assets and interest-bearing financial liabilities.

Employees and Remuneration

As of December 31, 2023, we had a total of 36,215 employees, whose remuneration is determined taking into account factors such as their individual performance and contribution, professional ability and the prevailing market salary level. The following table sets forth the number of our employees by function as of December 31, 2023:

Function	Number of Employees
Sales and marketing	24,665
Credit assessment	1,260
Post-origination services	6,340
General and administrative	3,163
Technology and research	567
Other	220
Total	36,215

For the year ended December 31, 2023, our employee benefit expenses amounted to RMB12,529 million. As part of our retention strategy, we offer employees competitive salaries, performance-based cash bonuses, incentive share grants and other incentives. Our management recognizes the importance of realizing personal values for our employees and promotes a transparent appraisal system for all our employees seeking career advancement across different business departments. Our appraisal system provides the basis for making human resource decisions such as base compensation, bonuses, career promotion and employee share incentive grants. In order to maintain a competitive edge, we will continue to focus on attracting and retaining qualified professionals by providing an incentive-based and market-driven compensation structure that rewards performance and results.

We primarily recruit our employees through recruitment agencies, on-campus job fairs, industry referrals, internal referrals and online channels. In addition to on-the-job training, we regularly provide management, financial, technology, regulatory and other training to our employees by internally sourced speakers or externally hired consultants. Our employees may also attend external training with the approval of their supervisor.

We have adopted the 2014 Share Incentive Plan and the 2019 Performance Share Unit Plan.

Most employees of the Group have participated in a contribution pension scheme (the "**Pension Scheme**") subsidized by government entities. The Group pays the required amount of contribution, which is based on a certain percentage of employees' base salary, to the Pension Scheme on a monthly basis, and the relevant government entity will be responsible for paying the pension for retired staff. The above payments will be recognized as expenses at the time of actual payment. Pursuant to the Pension Scheme, the Group does not have any other material statutory or committed obligations in respect of the pension scheme. During the year ended December 31, 2023, no contribution was forfeited (by the Group on behalf of its employees who leave the pension plan prior to vesting fully in such contribution) and used by the Group to reduce the existing level of contribution. As of December 31, 2023, there was no forfeited contribution available for reducing the level of contribution to pension schemes in future years.

Corporate Governance Report

The Board is pleased to present the Corporate Governance Report for the year ended December 31, 2023.

Corporate Governance Culture and Practices

The Company is committed to achieving high standards of governance that properly protects and promotes the interests of all Shareholders and enhances corporate value and accountability.

The Board believes that high corporate governance standards are essential in providing a framework for the Group to safeguard the interests of Shareholders, enhance corporate value, formulate its business strategies and policies, and enhance its transparency and accountability. We believe that such policies and procedures provide the infrastructure for enhancing the Board's ability to implement governance and exercise proper oversight on business conduct and affairs of the Company and can create long term value for the shareholders of the Company and is beneficial for the Group's sustainable growth.

The Company has adopted the code provisions of the Corporate Governance Code (the "**CG Code**") contained in Part 2 of Appendix C1 (formerly Appendix 14) to the Listing Rules as the basis of the Company's corporate governance practices.

Since the Listing Date and up to December 31, 2023, we have complied with all the applicable code provisions of the CG Code set forth in Part 2 of Appendix C1 to the Listing Rules, save for the following.

Pursuant to code provision C.2.1 of the CG Code, companies listed on the Stock Exchange are expected to comply with but may choose to deviate from the requirement that the responsibilities between the chairperson and the Chief Executive Officer should be segregated and should not be performed by the same individual. Mr. Yong Suk CHO has assumed the roles of chairman of the Board and Chief Executive Officer of the Company, which constitutes a deviation from code provision C.2.1 of the CG Code. The Board believes that vesting the roles of both chairperson and Chief Executive Officer in the same person has the benefit of ensuring consistent leadership within the Group and enables more effective and efficient overall strategic planning for the Group. Taking into account that Mr. Gregory Dean GIBB currently acts as the Co-Chief Executive Officer of the Company, the Board considers that the balance of power and authority for the present arrangement is not impaired, and this structure enables the Company to make and implement decisions promptly and effectively. The Board will continue to review and consider splitting the roles of chairman of the Board and the Chief Executive Officer of the Company if and when it is appropriate taking into account the circumstances of the Group as a whole.

Compliance with Model Code For Securities Transactions by Directors

The Company has adopted the Code for Dealings in Securities by Management (the "**Code**"), with terms no less exacting that the 'Model Code for Securities Transactions by Directors of Listed Issuers' as set out in Appendix C3 (formerly Appendix 10) to the Listing Rules, as its own securities dealing code to regulate all dealings by Directors and relevant employees of securities in the Company and other matters covered by the Code.

Specific enquiry has been made of all the Directors and each of the Directors has confirmed that he/she had complied with the Code from the Listing Date and up to December 31, 2023.

Board of Directors

The Company is headed by an effective Board which assumes responsibility for its leadership and control and be collectively responsible for promoting the Company's success by directing and supervising the Company's affairs. Directors take decisions objectively in the best interests of the Company.

The Board has a balance of skills, experience and diversity of perspectives appropriate to the requirements of the Company's business and regularly reviews the contribution required from a Director to perform his/her responsibilities to the Company and whether the Director is spending sufficient time performing them that are commensurate with their role and the Board responsibilities. The Board includes a balanced composition of executive Directors and non-executive Directors (including independent non-executive Directors) so that there is a strong independent element on the Board, which can effectively exercise independent judgement.

Board Composition

During the year ended December 31, 2023 and up to the date of this Annual Report, the composition of the Board is as follows:

Executive Directors

Mr. Yong Suk CHO *(Chairman and Chief Executive Officer)*
Mr. Gregory Dean GIBB *(Co-Chief Executive Officer)*

Non-executive Directors

Mr. Yonglin XIE (appointed on August 8, 2023)
Mr. Guangheng JI (resigned on August 8, 2023)
Ms. Xin FU
Mr. Yuqiang HUANG

Independent Non-executive Directors

Mr. Rusheng YANG
Mr. Weidong LI
Mr. Xudong ZHANG
Mr. David Xianglin LI

The biographical information of the Directors is set out in the section headed "Biographical Details of Directors and Senior Management" of this Annual Report. The relationships between the Directors are disclosed in the respective Director's biography under the section headed "Biographical Details of Directors and Senior Management" of this Annual Report. Save as disclosed above, there is no relationships (including financial, business, family or other material/relevant relationship(s)) between the Board members and in particular, between the Chairman, who is also the Chief Executive Officer of the Company, and the Co-Chief Executive Officer of the Company.

Corporate Governance Functions

The Board is responsible for performing the functions set out in code provision of the CG Code so as to ensure the establishment of sound corporate governance practices and procedures by the Company. During the period from the Listing Date and up to December 31, 2023, the Board had:

(1) considered, formulated and reviewed the Company's policies and practices on corporate governance;

(2) reviewed and monitored the training and continuous professional development of Directors and senior management;

(3) reviewed and monitored the Company's policies and practices in compliance with legal and regulatory requirements;

(4) formulated, reviewed and monitored the code of conduct and compliance manual (if any) applicable to employees and directors; and

(5) reviewed the Company's compliance with the CG Code and relevant disclosure.

Responsibilities, Accountabilities and Contribution of the Board and the Management

The businesses of the Group are managed and conducted by the Board. The Board directly, and indirectly through its committees, leads and provides direction to management by laying down strategies and overseeing their implementation, monitors the Group's operational and financial performance, and ensures that sound internal control and risk management systems are in place.

All Directors, including non-executive Directors and independent non-executive Directors, have brought a wide spectrum of valuable business experience, knowledge and professionalism to the Board for its efficient and effective functioning. The independent non-executive Directors are responsible for ensuring a high standard of regulatory reporting of the Company and providing a balance in the Board for bringing effective independent judgement on corporate actions and operations. All Directors have full and timely access to all the information of the Company and may, upon request, seek independent professional advice in appropriate circumstances for discharging their duties to the Company. Each Director should also disclose to the Company in a timely manner for any change, the number and nature of offices held in public companies or organizations and other significant commitments.

The Board reserves for its decision all major matters relating to policy matters, strategies and budgets, internal control and risk management, material transactions (in particular those that may involve conflict of interests), financial information, appointment of Directors and other significant operational matters of the Company. Responsibilities relating to implementing decisions of the Board, directing and coordinating the daily operation and management of the Company are delegated to the management.

The Company has arranged appropriate insurance coverage in respect of liability arising from legal action against its Directors, and the insurance coverage is reviewed annually.

Chairman and Chief Executive Officer

The Chairman and the Chief Executive Officer of the Company are held by Mr. Yong Suk CHO.

The Board believes that that vesting the roles of both chairperson and chief executive officer in the same person has the benefit of ensuring consistent leadership within the Group and enables more effective and efficient overall strategic planning for the Group.

Taking into account that Mr. Gregory Dean GIBB currently acts as the Co-Chief Executive Officer of the Company, the Board considers that the balance of power and authority for the present arrangement is not impaired and this structure enables the Company to make and implement decisions promptly and effectively. The Board will continue to review and consider splitting the roles of chairman of the Board and the chief executive officer of the Company if and when it is appropriate taking into account the circumstances of the Group as a whole.

Independent Non-executive Directors

During the year ended December 31, 2023, the Board at all times met the requirements of the Listing Rules relating to the appointment of at least three independent non-executive directors representing one-third of the board with one of whom possessing appropriate professional qualifications or accounting or related financial management expertise.

The Company has received written annual confirmation from each of the independent non-executive Directors in respect of his independence in accordance with the independence guidelines set out in Rule 3.13 of the Listing Rules. The Company is of the view that all independent non-executive Directors are independent.

Board Independence Mechanism

During the period from the Listing Date and up to December 31, 2023, the Board reviewed the implementation and effectiveness of the mechanisms in place to ensure that independent views and opinions are available to the Directors. Having considered the following aspects, the Board considered that the Company maintained an effective mechanism to ensure a potent and sufficient element of independence in the Board:

- there are four independent non-executive Directors in the Board (representing more than one-third of the Board), all of whom continued to devote sufficient time to the Company; other Board committees are also comprised of sufficient number of independent non-executive Directors to ensure that independent views are available to each Board committee;

- the Nomination and Remuneration Committee assesses the independence of all independent non-executive Directors in accordance with the applicable standards, including those set out in the Listing Rules;

- all Directors (including independent non-executive Directors) have equal opportunities and multiple channels to convey and express their independent views and input to the Board and Board committees;

- all Directors (including independent non-executive Directors) shall not vote on any Board resolution approving any contract or arrangement in which he/she or any of his/her associates has a material interest; and

- the Chairman should at least annually hold meetings with the independent non-executive Directors without the presence of other Directors to discuss matters and address concerns.

Appointment and Re-election of Directors

The non-executive Directors (including independent non-executive Directors) are appointed for a specific term of three years, subject to renewal after the expiry of the then current term.

All the Directors are subject to retirement by rotation and re-election at the annual general meetings. Under the articles of association of the Company (the "**Articles of Association**"), at every annual general meeting, one-third of the Directors for the time being, or if their number is not three of a multiple of three, the number nearest to but not less than one-third shall retire from office by rotation provided that every Director shall be subject to retirement by rotation at least once every three years. The Company's Articles of Association also provides that all Directors appointed to fill a casual vacancy or as addition to the Board shall hold office until the first annual general meeting after appointment. The retiring Directors shall be eligible for re-election.

Training and Continuous Professional Development

Directors shall keep abreast of regulatory developments and changes in order to effectively perform their responsibilities and to ensure that their contribution to the Board remains informed and relevant. Every newly appointed director has received a formal and comprehensive induction on the first occasion of his/her appointment to ensure appropriate understanding of the business and operations of the Company and full awareness of director's responsibilities and obligations under the Listing Rules and relevant statutory requirements.

Directors are encouraged participate in appropriate continuous professional development to develop and refresh their knowledge and skills. Internally-facilitated briefings for the Directors would be arranged and reading material on relevant topics would be provided to the Directors where appropriate.

During the Reporting Period, the Company arranged internal briefings for the Directors and sent reading material on relevant topics to the Directors for their reference and studying, including reading materials in relation to legal and regulatory updates.

The training records of the Directors from the Listing Date and up to December 31, 2023 are summarized as follows:

Directors	Type (s) of Training Note
Executive Directors	
Mr. Yong Suk CHO	A and B
Mr. Gregory Dean GIBB	A and B
Non-Executive Directors	
Mr. Yonglin XIE (appointed on August 8, 2023)	A and B
Mr. Guangheng JI (resigned on August 8, 2023)	A and B
Ms. Xin FU	A and B
Mr. Yuqiang HUANG	A and B
Independent Non-Executive Directors	
Mr. Rusheng YANG	A and B
Mr. Weidong LI	A and B
Mr. Xudong ZHANG	A and B
Mr. David Xianglin LI	A and B

Note:

Types of Training

A: Attending training sessions, including but not limited to briefings, seminars, conferences and workshops

B: Reading relevant news alerts, newspapers, journals, magazines and relevant publications

BOARD COMMITTEES

The Board has established the following committees: (i) the Audit Committee, and (ii) the Nomination and Remuneration Committee, for overseeing particular aspects of the Company's affairs. All Board committees of the Company are established with specific charters which deal clearly with their authority and duties. The charters of the foregoing Board committees are posted on the Company's website and the Stock Exchange's website and are available to Shareholders upon request.

Audit Committee

The Audit Committee consists of three independent non-executive Directors, namely Mr. Rusheng YANG, Mr. Xudong ZHANG and Mr. David Xianglin LI. Mr. Rusheng YANG is the chairman of the Audit Committee and is appropriately qualified as required under Rules 3.10(2) and 3.21 of the Listing Rules.

The major duties and responsibilities of the Audit Committee are set out clearly in its charter, which primarily include, among other things, to monitor the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters, to review the adequacy of our internal control over financial reporting, to review all related party transactions for potential conflict of interest situations and to approve, as appropriate, such transactions. The currently effective charter of the Audit Committee is available on the websites of the Company and the Stock Exchange.

During the period from the Listing Date and up to December 31, 2023, three meetings were held by the Audit Committee, and, among other things, the following matters have been discussed and considered: the quarterly, interim and annual financial results and interim report and significant issues on the financial reporting, operational and compliance controls, the effectiveness of the risk management and internal control systems and internal audit function, appointment of external auditor and engagement of non-audit services and relevant scope of works and, related party transactions and connected transactions.

During the period from the Listing Date and up to December 31, 2023, the Audit Committee also met the external auditor for four times.

Nomination and Remuneration Committee

The Nomination and Remuneration Committee consists of three independent non-executive Directors, namely Mr. Weidong LI, Mr. Rusheng YANG and Mr. Xudong ZHANG. Mr. Weidong LI is the chairman of the Remuneration Committee.

The major duties and responsibilities of the Nomination and Remuneration Committee are set out clearly in its charter, which primarily include, among other things, to (i) in respect of its nomination functions, recommend nominees to the Board for election or re-election to the Board, or for appointment to fill any vacancy on the Board and any Board committees, and review annually with the Board the structure, size and composition of the Board and each Board committee, and (ii) in respect of its remuneration functions, review and make recommendations to the Board on the Company's policy and structure for all directors' and senior management remuneration and on the establishment of a formal and transparent procedure for developing remuneration policy and review and/or approve matters relating to the Share Incentive Plans under Chapter 17 of the Listing Rules. The currently effective charter of the Nomination and Remuneration Committee is available on the websites of the Company and the Stock Exchange.

During the period from the Listing Date and up to December 31, 2023, the Nomination and Remuneration Committee held two meetings for, among other things, reviewing and/or approving matters relating to the Share Incentive Plans under Chapter 17 of the Listing Rules, reviewing and making recommendations to the Board on the nomination and the terms of service agreement of the new non-executive Director appointed during the Reporting Period, and assessing performance of the executive Directors and the senior management.

The remuneration for the senior management (excluding executive Directors), whose biographical details are included in section headed "Biographical Details of Directors and Senior Management" of this Annual Report, for the Reporting Period within the following bands is set out below:

RMB	Number of Individuals
Nil to 2,500,000	0
2,500,001 to 5,000,000	4
Above 5,000,000	0

The Company's remuneration policy is to ensure that the remuneration offered to employees, including Directors and senior management, is based on skill, knowledge, responsibilities and involvement in the Company's affairs. The remuneration packages of executive Directors are also determined with reference to the Company's performance and profitability, the prevailing market conditions and the performance or contribution of each executive Director. The remuneration for the executive Directors comprises basic salary, housing fund, allowances and benefits in kind, employer's contributions to a retirement benefit scheme and discretionary bonus. The executive Directors may also receive options and awards to be granted under the Company's Share Incentive Plans. The remuneration policy for the independent non-executive Directors is to ensure that the independent non-executive Directors are adequately compensated for their efforts and time dedicated to the Company's affairs, including their participation in Board committees. The remuneration for the independent non-executive Directors mainly comprises Director's fee which is determined with reference to their duties and responsibilities by the Board. Independent Non-executive Directors shall not receive options and awards to be granted under the Company's Share Incentive Plans. The non-executive Directors are not entitled to any emolument in relation to their appointments as non-executive Directors. Individual Directors and senior management have not been involved in deciding their own remuneration.

In assessing the Board composition, the Nomination and Remuneration Committee would take into account various aspects as well as factors concerning Board diversity as set out in the Company's Board Diversity Policy. The Nomination and Remuneration Committee would discuss and agree on measurable objectives for achieving diversity on the Board, where necessary, and recommend them to the Board for adoption.

In identifying and selecting suitable candidates for directorships, the Nomination and Remuneration Committee would consider the candidate's relevant criteria that are necessary to complement the corporate strategy and achieve Board diversity, where appropriate, before making recommendation to the Board.

Board Diversity Policy

The Company has adopted a board diversity policy (the "**Board Diversity Policy**") which sets out the approach to achieve diversity of the Board. The Company recognizes and embraces the benefits of having a diverse Board and sees increasing diversity at the Board level, including gender diversity, as an essential element in maintaining the Company's competitive advantage and enhancing its ability to attract, retain and motivate employees from the widest possible pool of available talent.

Pursuant to the Board Diversity Policy, the Board through the Nomination and Remuneration Committee will review regularly the structure, size and composition of the Board and where appropriate, make recommendations on changes to the Board to complement the Company's corporate strategy and to ensure that the Board maintains a balanced diverse profile. In relation to reviewing and assessing the Board composition, the Company is committed to diversity at all levels and the Nomination and Remuneration Committee, in reviewing and assessing suitable candidates to serve as a director of the Company, will consider a number of aspects, including but not limited to gender, age, cultural and educational background, professional qualifications, skills, knowledge, and industry and regional experience.

The Company aims to maintain an appropriate balance of skills, experience and diversity of perspectives on the Board that are relevant to the Company's business growth. The Company is also committed to ensuring that recruitment and selection practices at all levels (from the Board downwards) are appropriately structured so that a diverse range of candidates are considered. The Nomination and Remuneration Committee will discuss periodically and, where appropriate, agree on measurable objectives for achieving diversity, including gender diversity, on the Board and recommend them to the Board for adoption.

During the period from the Listing Date and up to the date of this Annual Report, the Board has one female Director. We target to continue to maintain at least one female Director in the Board in the future. We will ensure there is gender diversity when recruiting staff for middle to senior level so that we will have a pipeline of female senior management and potential successors to the Board in the future and engage more resources in training female staff who have long and relevant experience in our business, with the aim of promoting them to the senior management or directorship of the Group, noting that we currently already have one female director and one female senior management member.

As of December 31, 2023, the full-time employees of the Group (including senior management) comprise about 54.6% male and 45.4% female.

Nomination Policy for Directors

The Company has adopted a director nomination policy which aims to render clear basis and procedures for the nomination and appointment of Directors. The Board will take into account factors such as character and integrity, qualifications, skills, experience, independence and diversity of the candidates, and whether or not the candidate is willing and able to devote adequate time to discharge duties as a member of the Board and Board committee upon receipt of the proposal of appointment of new Directors or the nomination proposal made by Shareholders at general meetings of the Company. When Directors are re-elected at general meetings, apart from the above standards, the Board will also review the overall contributions and services of retiring Directors to the Company and their level of participation and performance in the Board.

The Nomination and Remuneration Committee is responsible for reviewing the director nomination policy to ensure its effectiveness.

During the year ended December 31, 2023, the Nomination and Remuneration Committee recommended to the Board the appointment of a non-executive Director, namely Mr. Yonglin XIE. The appointment was subject to the foregoing nomination process to ensure the Board possesses the necessary skills, experience and knowledge in alignment with the Company's strategy.

Board Meetings and Committees Meetings

During the period from the Listing Date and up to December 31, 2023, the Board has held five meetings and no general meeting was convened.

The attendance record of each Director at the Board meetings held during the period from the Listing Date and up to December 31, 2023 is set out in the table below:

Name of Director	Board	Audit Committee	Nomination and Remuneration Committee
Executive Directors			
Mr. Yong Suk CHO	5/5	–	–
Mr. Gregory Dean GIBB	5/5	–	–
Non-executive Directors			
Mr. Yonglin XIE(1)	2/2	–	–
Mr. Guangheng JI(2)	3/3	–	–
Ms. Xin FU	5/5	–	–
Mr. Yuqiang HUANG	5/5	–	–
Independent Non-executive Directors			
Mr. Rusheng YANG	5/5	3/3	2/2
Mr. Weidong LI	5/5	–	2/2
Mr. Xudong ZHANG	5/5	3/3	2/2
Mr. David Xianglin LI	5/5	3/3	–

Notes:

(1) Mr. Yonglin XIE was appointed as a non-executive Director with effect from August 8, 2023.

(2) Mr. Guangheng JI resigned as a non-executive Director with effect from August 8, 2023.

Apart from regular Board meetings, the Chairman also held a meeting with the independent non-executive Directors without the presence of other Directors during the year.

Risk Management and Internal Controls

The Board attaches great importance to and acknowledges its responsibility for the risk management and internal control systems and reviewing their effectiveness on an ongoing basis. Such systems are designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable and not absolute assurance against material misstatement or loss.

The Board has the overall responsibility for evaluating and determining the nature and extent of the risks it is willing to take in achieving the Company's strategic objectives, and establishing and maintaining appropriate and effective risk management and internal control systems.

The Audit Committee assists the Board in leading the management and overseeing their design, implementation and monitoring of the risk management and internal control systems.

The Company has developed and adopted various risk management procedures and guidelines with defined authority for implementation by key business processes and office functions. The Company's risk management and internal control systems have been developed with the following principles, features and processes:

- The Board is the highest governance body for the comprehensive risk management of the Company. The Board oversees the establishment of the Company's comprehensive risk management system, reviews and approves the comprehensive risk management objectives, risk appetite, thresholds and comprehensive risk management measures of the Company.

- The Audit Committee reports to the Board and assumes the supervision and management responsibilities for comprehensive risk management. The Audit Committee supervises the application of the comprehensive risk management system and discusses with the management to ensure its effectiveness and investigates any potential or actual significant risk or irregularity within the Company.

- The Company has in place an employee handbook, including best commercial practices, work ethics and prevention mechanisms to avoid fraud, negligence and corruption, and a code of conduct approved by our management and have distributed them to all our employees. The Company provides employees with regular training and resources relating to work ethic, working procedures, internal policies, management, technical skills and other aspects to keep them abreast of the guidelines contained in the employee handbook. The Company has formulated a recruitment plan for the upcoming year based on the current turnover rate and our future business plan, and the Company continuously improves the recruitment process with the aid of information technology. The Company also has a background check process for our incoming employees.

- The Company has adopted the whistleblowing policy pursuant to which employees, customers, suppliers and other concerned parties can report any actual or suspected misconduct, or malpractice or improprieties in any matter relating to the Group, and for such matters to be investigated and dealt with efficiently in an appropriate and transparent manner. The Board has designated the Audit Committee to receive on its behalf any such reports, to oversee the conduct of subsequent investigations, and to provide information, including recommendations arising from any investigations to Audit Committee for consideration by the Board.

All departments conducted internal control assessment regularly to identify risks that potentially impact the business of the Group and various aspects including key operational and financial processes, regulatory compliance and information security. Self-evaluation has been conducted annually to confirm that control policies are properly complied with by each department.

The management, in coordination with different departments (including the internal audit function which carries out the analysis and independent appraisal of the adequacy and effectiveness of the Company's internal control system), assessed the likelihood of risk occurrence, provide treatment plans, and monitor the risk management progress, and reported to the Audit Committee and the Board on all findings and the effectiveness of the systems on an annual basis. The management has reported to the Board and the Audit Committee on the effectiveness of the risk management and internal control systems for the year ended December 31, 2023.

The Board has conducted a review of the effectiveness of the risk management and internal control system of the Group for the year ended December 31, 2023, covering all major functions including finance, operation and compliance. For the Reporting Period, the Board considers that the system is effective and adequate, having also considered the adequacy of resources, staff qualifications and experience, training programs and budget of the accounting, internal audit and financial reporting functions and the Company's performance and reporting on environmental, social and governance.

Disclosure of Inside Information

The Company has developed its disclosure policy which provides a general guide to the Company's Directors, senior management and relevant employees in handling confidential information, monitoring information disclosure and responding to enquiries. Control procedures have been implemented to ensure that unauthorized access and use of inside information are strictly prohibited.

Anti-Corruption Policy and Whistleblowing Policy

The Group has established (i) policy and measures that promote and support anti-corruption laws and regulations; and (ii) whistleblowing policy and measures for employees, suppliers and business partners to raise concerns, in confidence and anonymity, with the Audit Committee about possible improprieties in any matter related to the Group.

Directors' Responsibility in Respect of the Financial Statements

The Directors acknowledge their responsibility for preparing the financial statements with the support of the accounting and finance team.

The Directors are not aware of any material uncertainties relating to events or conditions that may cast significant doubt upon the Company's ability to continue as a going concern.

The statement of the external auditor of the Company about their reporting responsibilities on the financial statements is set out in the Auditor's Report of this Annual Report.

Auditor's Remuneration

The remuneration paid and payable to PricewaterhouseCoopers, the external auditor of the Company, in respect of audit services and non-audit services for the year ended December 31, 2023 is set out below:

Service Category	Fee paid/ payable for year ended December 31, 2023 (RMB millions)
Audit fees(1)	47.5
Tax fees(2)	0.9
All other fees(3)	0.8
Total	49.2

Notes:

(1) "Audit fees" means the aggregate fees billed or to be billed for each of the fiscal years listed for professional services rendered by our principal auditors for the interim review of quarterly financial statements and the audit of our annual financial statements and other statutory audits of our subsidiaries.

(2) "Tax fees" means the aggregate fees billed or to be billed for each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance, tax advice, and tax planning.

(3) "All other fees" means the aggregate fees billed or to be billed for each of the fiscal years listed for professional services rendered by our principal auditors associated with certain permitted advisory services.

Company Secretary

Ms. LEUNG Wing Han Sharon ("**Ms. Leung**") has been appointed as the Company's company secretary. Ms. Leung is currently a director of Tricor Services Limited, a global professional services provider specializing in integrated business, corporate and investor services.

All Directors have access to the advice and services of the company secretary on corporate governance and board practices and matters. During the period from the Listing Date and up to the date of this Annual Report, Mr. David Siu Kam CHOY, the chief financial officer of the Company, had been designated as the primary contact person at the Company which would work and communicate with Ms. Leung on the Company's corporate governance and secretarial and administrative matters.

For the year ended December 31, 2023, Ms. Leung has undertaken not less than 15 hours of relevant professional training respectively in compliance with Rule 3.29 of the Listing Rules.

Communication with Shareholders and Investors

The Company considers that effective communication with Shareholders is essential for enhancing investor relations and investor understanding of the Group's business performance and strategies. The Company is endeavours to maintain an on-going dialogue with Shareholders and in particular, through annual general meetings and other general meetings. At the annual general meeting, Directors (or their delegates as appropriate) are available to meet Shareholders and answer their enquiries.

To safeguard Shareholder interests and rights, separate resolution should be proposed for each substantially separate issue at general meetings, including the election of individual Director. All resolutions put forward at general meetings will be voted on by poll pursuant to the Listing Rules and poll results will be posted on the websites of the Company and of the Stock Exchange after each general meeting.

Shareholders' Communication Policy

The Company has in place a shareholders' communication policy (the "**Shareholders' Communication Policy**"). The policy aims at promoting effective communication with Shareholders and other stakeholders, encouraging Shareholders to engage actively with the Company and enabling Shareholders to exercise their rights as Shareholders effectively.

The Company conveys the information to the Shareholders and investors mainly through the following channels:

- the website of the Stock Exchange on which the information disclosed to the market and submitted to the Stock Exchange is published;
- the website of the Company (https://lufaxholding.com/);
- the interim reports and annual reports; and
- the annual general meeting and other general meetings.

To facilitate the exchange of views between the Shareholders and the Board, the chairman of the Board and chairpersons of the Board committees (or their delegates (if applicable)), appropriate executive management personnel and the external auditor will attend the annual general meetings and answer the questions raised by the Shareholders. The Board reviewed the implementation and effectiveness of the Shareholders' Communication Policy and the results were satisfactory.

Convening General Meeting

The Company shall hold a general meeting as its annual general meeting in each financial year following its listing on the Stock Exchange. The annual general meeting shall be specified as such in the notices calling it.

Pursuant to the Article 59 of the Articles of Association of the Company, a majority of the Board or the Chairman of the Board may call annual general meetings and extraordinary general meetings, which shall be held at such times and locations (as permitted hereby) as such person or persons shall determine. Any one or more Members holding at the date of deposit of the requisition not less than one-tenth of the voting rights, on a one vote per share basis, in the share capital of the Company shall at all times have the right, by written requisition to the Board or the Secretary of the Company, to require an extraordinary general meeting to be called by the Board for the transaction of any business specified in such requisition and to add resolutions to a meeting agenda; and such meeting shall be held within two (2) months after the deposit of such requisition. If within sixty-one (61) days of such deposit the Board fails to proceed to convene such meeting the requisitionist(s) himself (themselves) may do so in the same manner, and all reasonable expenses incurred by the requisitionist(s) as a result of the failure of the Board shall be reimbursed to the requisitionist(s) by the Company.

Putting Forward Proposals at General Meetings

There are no provisions allowing the Company's shareholders to put forward new resolutions at general meetings under the Companies Act of the Cayman Islands or the Articles of Association of the Company.

Shareholders who wish to submit a proposal may request the Company to convene a general meeting in accordance with the procedure set out in the preceding paragraph, to consider the matters specified in the request.

Putting Forward Enquiries to the Board

For putting forward any enquiries to the Board, Shareholders may send written enquiries to the Company. The Company will not normally deal with verbal or anonymous enquiries.

Contact Details

Shareholders may send their enquiries or requests as mentioned above to the following:

Address: Building No. 6, Lane 2777, Jinxiu East Road, Pudong New District, Shanghai, People's Republic of China (For the attention of the Head of Investor Relations)

Email: Investor_Relations@lu.com

For the avoidance of doubt, Shareholders must deposit and send the original duly signed written requisition, notice or statement, or enquiry (as the case may be) to the above address and provide their full name, contact details and identification in order to give effect thereto. Shareholders' information may be disclosed as required by law.

The Company will not normally deal with verbal or anonymous enquiries.

Amendments to Constitutional Documents

The Sixth Amended and Restated Memorandum of Association and the Ninth Amended and Restated Articles of Association of the Company were adopted by way of a special resolution of the Shareholders passed on April 12, 2023 and have become effective on April 14, 2023 (the "**Memorandum and Articles of Association**").

Save as disclosed above, no changes have been made to the Memorandum and Articles of Association of the Company during the year ended December 31, 2023. The latest version of such constitutional documents are also available on the websites of the Company and the Stock Exchange.

Dividend Policy

On March 9, 2023, the Board has approved a revised semi-annual cash dividend policy. Under the dividend policy, starting from 2023, the Company will declare and distribute a recurring cash dividend semi-annually in which the aggregate amount of the semi-annual dividend distributions for each year is equivalent to approximately 20% to 40% of our net profit in such fiscal year, or as otherwise authorized by the Board. The determination to make dividend distributions and the exact amount of such distributions in any particular semi-annual period will be based upon the operations and earnings, cash flow, financial condition, and other relevant factors, and subject to adjustment and determination by the Board.

Directors' Report

The Board is pleased to submit this Directors' report and audited consolidated financial statements of the Group for the year ended December 31, 2023.

Directors

The Directors who held office during the Reporting Period and up to the date of this Annual Report are:

Executive Directors

Mr. Yong Suk CHO *(Chairman and Chief Executive Officer)*
Mr. Gregory Dean GIBB *(Co-Chief Executive Officer)*

Non-executive Directors

Mr. Yonglin XIE (appointed on August 8, 2023)
Mr. Guangheng JI (resigned on August 8, 2023)
Ms. Xin FU
Mr. Yuqiang HUANG

Independent Non-executive Directors

Mr. Rusheng YANG
Mr. Weidong LI
Mr. Xudong ZHANG
Mr. David Xianglin LI

The biographical information of the Directors is set out in the section headed "Biographical Details of Directors and Senior Management" of this Annual Report.

Principal Business

We are a leading financial services enabler for SBOs in China. We offer financing products designed principally to address the needs of SBOs. In doing so, we have established relationships with 85 financial institutions in China as our funding partners, many of which have worked with us for over three years. Analysis of the principal activities of the Group during the Reporting Period is set out in Notes 1 and 2 to the consolidated financial statements of this Annual Report.

Business Review

A review of the business of the Group as required by Schedule 5 to the Companies Ordinance, including a fair review of the Group's business, an analysis of the Group's financial performance, particulars of important events affecting the Company that have occurred since the end of the financial year, an indication of likely future developments in the Group's business and the Group's key relationships with its stakeholders who have a significant impact on the Group and on which the Group's success depends, is set out in the section headed "Management Discussion and Analysis" of this Annual Report.

A description of the principal risks and uncertainties facing the Group is set out in the section headed "Principal Risks and Uncertainties" of this Annual Report.

All the above-mentioned reviews, analyses and discussions form part of this Annual Report.

Principal Risks and Uncertainties

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects, which are set out in the section headed "Risk Factors" in the Listing Document and the Form 20-F for the fiscal year ended December 31, 2023 filed with the SEC. The following list is a summary of certain principal risks and uncertainties facing the Group, some of which are beyond its control.

Risks relating to Our Business and Industry

- Our industry is rapidly changing, and our business has evolved significantly in recent years, which makes it difficult to evaluate our future prospects.

- Updates that we are in the process of making to our business model may not be successful.

- The total fees charged to borrowers for loans we enable may be deemed to be in excess of interest rate limits imposed by laws or regulatory authorities. As a result, part of the interest and fees may not be valid or enforceable through the PRC judicial system.

- Our business is subject to laws, regulations, and supervision by national, provincial and local government and judicial authorities, industry associations and other regulatory bodies. The laws, regulations and official guidance relating to our business are complex and evolving rapidly and may be subject to further changes. Non-compliance with any existing or new regulation may result in penalties, limitations and prohibitions on our business activities, and we have been modifying and may need to continue to modify our business operations in response to changes in laws and regulations.

- The percentage of outstanding loans with credit risk exposure for our company increased in recent years. If we fail to effectively manage credit risk of our loans and our overdue loans increase, our business, financial condition and results of operations may be materially adversely affected.

- Our access to sufficient and sustainable funding at commercially attractive costs cannot be assured.

- Any failure to obtain, renew or retain the requisite approvals, licenses or permits applicable to our retail credit and enablement business may have a material adverse effect on our business, financial condition and results of operations.

- We have modified our business model and practices in the past as a result of changes in laws, regulations, policies, measures and guidance, and we are subject to risks in connection with our discontinued products and historical practices. If any of our discontinued products and historical practices is deemed to violate any PRC laws or regulations, our business, financial condition and results of operations would be materially and adversely affected.

- If our credit assessment and risk management model is flawed or ineffective, or if the data that we collect for credit analysis inaccurately reflects borrowers' creditworthiness, or if we fail or are perceived to fail to effectively manage the default risks of loans we enable for any other reason, our business and results of operations may be adversely affected.

- A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.

- A credit crisis or a prolonged downturn in the credit markets may materially and adversely impact our reputation, business, results of operations and financial position.

- Our transaction process may result in misunderstanding among our borrowers.

- Information regarding individuals to whom we provide our financial services may not be complete, and our ability to perform due diligence, detect borrower fraud or manage our risks may be compromised as a result.

- If our ability to collect delinquent loans is impaired, or if there is actual or perceived misconduct in our collection efforts, our business, financial condition and results of operations might be materially and adversely affected.

Risks relating to Our Corporate Structure

- We conduct operations in China through (i) our subsidiaries in China, (ii) the Consolidated Affiliated Entities in China, and (iii) the subsidiaries of the Consolidated Affiliated Entities. We do not have any equity ownership in the Consolidated Affiliated Entities or their subsidiaries. We only maintain contractual arrangements with the Consolidated Affiliated Entities which allow us to consolidate the financial results of the Consolidated Affiliated Entities and their subsidiaries into our consolidated financial statements in accordance with IFRS. Holders of the Shares and the ADSs therefore do not have direct or indirect equity interests in the Consolidated Affiliated Entities and their subsidiaries. Investors thus are not purchasing direct equity interests in our operating entities in China but instead are purchasing equity interests in a Cayman Islands holding company. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our PRC subsidiaries, the Consolidated Affiliated Entities and their subsidiaries, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of our contractual arrangements with the Consolidated Affiliated Entities and, consequently, significantly affect the financial performance of the Consolidated Affiliated Entities and our company as a whole.

- The contractual arrangements with the Consolidated Affiliated Entities and their shareholders may not be as effective as equity providing operational control or enabling us to derive economic benefits.

- Any failure by the Consolidated Affiliated Entities or their shareholders to perform their obligations under our contractual arrangements with them would have an adverse effect on our business.

- The shareholders of the Consolidated Affiliated Entities may have actual or potential conflicts of interest with us, which may adversely affect our business and financial condition.

Risks relating to Doing Business in China

- Substantially all of our operations are located in China. Accordingly, our business, prospects, financial conditions and results of operations may be affected to a significant degree by political, economic and social conditions in China generally.

- We face risks arising from uncertainties with respect to the PRC legal system. Certain rules and regulations can change quickly and sometimes on short notice, and there may be risks and uncertainties regarding the interpretation and enforcement of PRC laws and regulations. These risks and uncertainties may make it difficult for us to meet or comply with requirements under the applicable laws and regulations.

- The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including our business.

- The PRC government's significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations of this nature may cause the value of such securities to significantly decline.

- The filings, approval or other administration requirements of the CSRC or other PRC governmental authorities may be required in connection with our offshore listings under PRC law. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

- Cash transfers from our PRC subsidiaries to entities outside of China are subject to PRC government controls on currency conversion. To the extent cash in our business is in the PRC or a PRC entity, such cash may not be available to fund operations or for other use outside of the PRC due to restrictions and limitations imposed by the governmental authorities on currency conversion, cross-border transactions and cross-border capital flows. Shortages in the availability of foreign currency may temporarily delay the ability of our PRC subsidiaries and the Consolidated Affiliated Entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations.

- Our ADSs may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in the future if the Public Company Accounting Oversight Board (the "**PCAOB**"), is unable to inspect or fully investigate auditors located in China. The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Risks relating to Our Shares and ADSs

- Our ADSs may be delisted if the trading price of our ADSs fails to comply with the minimum price requirement of the NYSE.

- The trading price of our ordinary shares or ADSs is likely to be volatile, which could result in substantial losses to investors.

- The sale or availability for sale of substantial amounts of our ordinary shares or ADSs could adversely affect their market price.

- We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, a majority of our directors and officers are nationals or residents of jurisdictions other than the United States or Hong Kong and most of their assets are located outside the United States or Hong Kong. As a result, it may be difficult or impossible for you to effect service of process within the United States or Hong Kong upon these individuals, or to bring an action against us or against these individuals in the United States or Hong Kong in the event that you believe your rights have been infringed under the U.S. federal securities laws, the Hong Kong securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

Environmental Policies and Performance

We are dedicated to environmental awareness and energy efficiency. Further details of the Group's environmental policies and performance are disclosed in the environmental, social and governance report of the Company for the Reporting Period (the "**Environmental, Social and Governance Report**"), which has been published on the Company's website and the website of the Stock Exchange in accordance with the Listing Rules.

Summary of Financial Information

According to the audited consolidated financial statements and after reclassification as appropriate, the published results, assets, liabilities and net assets of the Group for the past five fiscal years is presented "Financial Summary" section on page 239 of this Annual Report. This summary does not form part of the audited consolidated financial statements.

Property and Equipment

Details of changes in the property and equipment of the Group during the Reporting Period are set out in Note 22 to the consolidated financial statements.

Share Capital and Shares Issued

The Company had 1,146,319,171 Shares issued and outstanding as of December 31, 2023 (excluding the treasury shares held by the Company, which comprised the Shares underlying the ADSs repurchased by the Company pursuant to the share repurchase programs and Shares issued to the Depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of options or awards granted under the Company's Share Incentive Plans).

The Stock Exchange has previously granted a waiver to the Company from strict compliance with the requirements under Rule 10.06(5) of the Listing Rules so that the Company could retain the treasury shares it held before the Listing. As part of the waiver application, the Company has made a list of modifications to a number of Listing Rules necessary or consequential to enable the Company to retain the treasury shares (the "**Modifications**"). The foregoing waiver has been granted on the following conditions:

(a) in respect of any Shares or ADSs which the Company will repurchase after the Listing, the Company will fully comply with the requirements under Rule 10.06(5) of the Listing Rules;

(b) no treasury shares will be issued after the Listing;

(c) the treasury shares will not be deposited into the CCASS for trading;

(d) for so long as the Shares are listed on the Stock Exchange, subject to compliance with the Listing Rules with the Modifications, the Company shall only use the treasury shares held by it for the purpose of satisfying options and/or awards to be granted under the Share Incentive Plans and any share incentive plans to be adopted by the Company in future;

(e) the Company shall disclose in the Listing Document the grant of this waiver setting out relevant details including the circumstances and the conditions imposed;

(f) the Company will confirm compliance with the conditions of this waiver in the Company's annual reports and circulars seeking shareholder approval for the repurchase mandate upon the Listing;

(g) the Company will inform the Stock Exchange promptly of any change being made to the Companies Act of the Cayman Islands or the rules of the NYSE applicable to the Treasury Shares; and

(h) the Company will comply with the Listing Rules with the Modifications applicable to treasury shares or any future changes to the Listing Rules applicable to treasury shares.

The Company confirms that it has complied with the conditions of the waiver for the Reporting Period. In addition, since there have been changes to the Listing Rules since the Listing Date, the Company has amended the Modifications as a result of such changes to the Listing Rules and a full version of the amended Modifications was posted on the Company's and the Stock Exchange's websites on March 19, 2024. For further details of the waiver, please refer to the section headed "Waivers – Share Repurchase and Treasury Shares" in the Listing Document and the company information sheet published on the Company's website and the website of the Stock Exchange.

The changes in the share capital and share option and share awards in other forms (if any) of the Company during the Reporting Period are set out in Notes 36 and 42 to the consolidated financial statements.

Pre-emptive Right

There are no provisions for pre-emptive rights under the laws of Cayman Islands (the jurisdiction in which the Company was incorporated) which would oblige the Company to offer new shares on a pro rata basis to existing Shareholders.

Purchase, Sale or Redemption of the Company's Securities

In October 2023, the Company fully repaid the US$1,158 million total principal amount of the Optionally Convertible Promissory Notes, along with the accrued interest. As a result, as of December 31, 2023, the outstanding principal amount of the Optionally Convertible Promissory Notes was nil.

Neither the Company nor any of its subsidiaries purchased, sold, or redeemed any of the Company's securities listed on the Stock Exchange or the NYSE since the Listing Date up to December 31, 2023.

Tax Relief and Exemption

The Company is not aware of any tax relief and exemption provided to the Shareholders due to their holding of the Company's securities.

Reserves Available for Distribution

Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business.

As of December 31, 2023, the Company had distributable reserves amounting to RMB93.2 billion available for distribution to the Shareholders. Details of movements in the reserves of the Group and the Company during the Reporting Period are set out in Notes 36 and 39 to the consolidated financial statements.

Major Customers and Suppliers

For the year ended December 31, 2023, the Group's five largest customers accounted for approximately 5.0% of the Group's total income, which was less than 30% of the Group's total income. Besides, for the year ended 31 December 2023, the Group's five largest suppliers accounted for approximately 6.5% of the Group's total expenses, which was less than 30% of the Group's total expenses.

Donations

During the Reporting Period, the Group made charitable donations of RMB455,315.4.

Debenture Issued

The Group did not issue any debentures during the Reporting Period.

Equity-Linked Agreements

Convertible Promissory Notes Issued to Ping An Overseas (Holdings) and An Ke Technology

In October 2015, in connection with our acquisition of the retail credit and enablement business from Ping An Insurance, we issued convertible promissory notes in an aggregate principal amount of US$1,953,800,000 to Ping An Overseas (Holdings) (the "**Ping An Convertible Promissory Notes**"). In October 2015, Ping An Overseas (Holdings) agreed to transfer US$937,824,000 of the outstanding principal amount of the notes and all rights, benefits and interest attached thereunder to An Ke Technology.

In December 2022, Ping An Overseas (Holdings), An Ke Technology and the Company entered into an amendment and supplemental agreement to amend the terms of the Ping An Convertible Promissory Notes, pursuant to which (i) the parties agreed to extend the maturity date from October 8, 2023 to October 8, 2026 and the commencement date of the conversion period from April 30, 2023 to April 30, 2026 for the remaining 50% outstanding Ping An Convertible Promissory Notes, and (ii) 50% of the outstanding principal amount of the Ping An Convertible Promissory Notes shall be deemed redeemed from the effective date of the amendment and supplemental agreement. In consideration of the above redemption and the extension of the maturity date and taking into account the fair market value of the Ping An Convertible Promissory Notes determined by the independent valuers, pursuant to the amendment and supplemental agreement, we agreed to pay Ping An Overseas (Holdings) and An Ke Technology a total amount of US$1,071.1 million together with the unpaid interest accrued on the redeemed notes up to and including the effective date of the amendment and supplemental agreement. We had paid the first tranche payment in the total amount of US$535.5 million in December 2022 and the second tranche payment in the total amount of US$535.6 million in March 2023. As of December 31, 2023, the outstanding principal amount of the Ping An Convertible Promissory Notes amounted to RMB6,919 million.

On August 22, 2023, the Company declared a semi-annual dividend of USD0.078 per the Share or USD0.039 per the ADS for the six months ended June 30, 2023. Taking into account the semi-annual dividend announced on August 22, 2023, the conversion price of the Ping An Convertible Promissory Notes had been adjusted to USD12.74 per share in accordance with the terms and conditions of the Ping An Convertible Promissory Notes as of December 31, 2023. As a result of the above adjustment to the conversion price, the Ping An Convertible Promissory Notes could be converted into an aggregate of 76,679,748 Shares as of December 31, 2023, representing approximately 6.7% of the total issued and outstanding Shares as of the same date.

A summary of the principal terms and conditions of the Ping An Convertible Promissory Notes are set out below:

Holders of the Ping An Convertible Promissory Notes	(i) Ping An Overseas (Holdings) (ii) An Ke Technology
Issuance date of the Ping An Convertible Promissory Notes	October 8, 2015
Outstanding principal amount of the Ping An Convertible Promissory Notes	(i) US$507,988,000 for the convertible promissory note issued to Ping An Overseas (Holdings) (ii) US$468,912,000 for the convertible promissory note issued to An Ke Technology
Interest and interest payment dates	The Ping An Convertible Promissory Notes will bear interest from October 8, 2015 at the rate of 0.7375% per annum of the principal amount of the Ping An Convertible Promissory Notes outstanding from time to time, payable by the Company semiannually until the maturity date.
Maturity date	The eleventh anniversary of the issuance date of the Ping An Convertible Promissory Notes (i.e., October 8, 2026)
Transferability	The Ping An Convertible Promissory Notes or any part(s) thereof may be assigned or transferred to any third party subject to compliance of certain conditions, including, among others, (a) the execution of a form of transfer substantially in the agreed form annexed to the Ping An Convertible Promissory Notes, and (b) that the Ping An Convertible Promissory Notes must be delivered for cancelation to the Company accompanied by a duly executed form of transfer.
Conversion period	The period commencing on April 30, 2026 until the date which is five (5) business days before (and excluding) the maturity date (i.e., October 8, 2026).

Conversion right	The holders of the Ping An Convertible Promissory Notes shall have the right to convert the whole or any part of the outstanding principal amount of the Ping An Convertible Promissory Notes into certain number of the ordinary shares of the Company ("**Conversion Shares**") at any time during the conversion period at the initial conversion price of US$14.8869 per share, subject to certain adjustments ("**Conversion Price**"), primarily including adjustments for (i) any consolidation or subdivision of Shares, (ii) any issuance of Shares to the shareholders by way of capitalization of profits or reserves, (iii) any capital distributions made to shareholders, (iv) certain issuance of Shares, or certain grant of options, warrants or other rights to purchase any Shares, to shareholders at a price less than the current market price, (v) any issuance of any securities (other than Shares or options, warrants or other rights to purchase Shares) to all or substantially all Shareholders as a class by way of rights, or any grant to all or substantially all Shareholders as a class by way of rights of any options, warrants or other rights to purchase any securities (other than Shares or options, warrants or other rights to purchase Shares), (vi) any issuance of securities by the Company or any subsidiary, or any other person (pursuant to any arrangements with the Company or any subsidiary) in connection with an offer by or on behalf of the Company or any subsidiary or such other person, pursuant to which offer the shareholders generally are entitled to participate in arrangements whereby such securities may be acquired by them, and (vii) other events that the Company considers that it would be appropriate for an adjustment to be made to the conversion price, subject to the Guidance Letters and all relevant regulations.
Determination of the number of Conversion Shares	The number of Conversion Shares to be issued by the Company to each holder of the Ping An Convertible Promissory Notes shall be equal to the quotient of (i) the principal amount of the relevant Ping An Convertible Promissory Note divided by (ii) the Conversion Price rounded down to the nearest US$ cent. No fraction of share shall be issued on conversion.
Conversion Price	The initial conversion price is US$14.8869 per share, subject to anti-dilution adjustments including, among others, any consolidation or subdivision of shares and any payment of capital distribution to the shareholders. On August 22, 2023, the Company declared a semi-annual dividend of USD0.078 per the Share or USD0.039 per the ADS for the six months ended June 30, 2023. Taking into account the semi-annual dividend announced on August 22, 2023, the conversion price of the Ping An Convertible Promissory Notes had been adjusted to USD12.74 per share in accordance with the terms and conditions of the Ping An Convertible Promissory Notes as of December 31, 2023.

Redemption right	Unless previously converted or purchased and canceled, the Company will redeem the Ping An Convertible Promissory Notes at 100% of its outstanding principal amount together with accrued interest (calculated up to but including the date of redemption) on the maturity date. The holders of the Ping An Convertible Promissory Notes shall be entitled (but not obliged) to give a redemption notice to the Company in writing that the Ping An Convertible Promissory Notes are, and shall become due and payable within 30 days of receipt of such notice if an event of default occurs and the Company fails to take any remedial steps within 45 days after the receipt of the written notice served by the holders of the Ping An Convertible Promissory Notes specifying the occurrence of any of the events of defaults.

Save as disclosed above and in the section headed "Share Incentive Plans" in this Annual Report, no equity-linked agreement was entered into by the Group during the Reporting Period or existed as of the end of the Reporting Period.

Compliance with Applicable Laws and Regulations

During the year ended December 31, 2023, save as disclosed in the Listing Document, this Annual Report and the Environmental, Social and Governance Report and to the best knowledge of the Board, the Group does not have any incidence of non-compliance with the relevant laws and regulations that would have a significant impact on the Group's business.

Service Contracts of Directors

Each of the executive Directors has entered into an amended and restated director agreement with us. The term of appointment shall be for an initial term of three years from the Listing Date or until the third annual general meeting of the Company after the Listing Date, whichever is sooner (subject to retirement and rotation as and when required under the Articles of Association and the Listing Rules). Either party may terminate the agreement by giving not less than 30 days' written notice.

Each of the non-executive Directors has entered into a director agreement or an amended and restated director agreement (as the case may be) with us. For Ms. Xin FU and Mr. Yuqiang HUANG, the term of appointment shall be for an initial term of three years from the Listing Date or until the third annual general meeting of the Company after the Listing Date, whichever is sooner (subject to retirement and rotation as and when required under the Articles of Association and the Listing Rules). For Mr. Yonglin XIE, the term of appointment shall be for an initial term of three years commencing from August 8, 2023 or until the third annual general meeting of our Company after the date of his appointment, whichever is sooner (subject to retirement as and when required under the Articles of Association).

Each of the independent non-executive Directors has entered into an amended and restated director agreement with us. The term of appointment shall be for an initial term of three years from the Listing Date or until the third annual general meeting of the Company after the Listing Date, whichever is sooner (subject to retirement as and when required under the Articles of Association and the Listing Rules). Either party may terminate the agreement by giving not less than 30 days' written notice, or such shorter period as the parties may agree upon. Under their respective amended and restated director agreements, each of the independent non-executive Directors is entitled to an annual fixed fee.

None of the Directors has entered into any unexpired service contract which is not determinable by the Company or any of its subsidiaries within one year without payment of compensation other than statutory compensation. None of the Directors have waived or agreed to waive any remuneration and there were no emoluments paid by the Group to any of the Directors as an inducement to join, or upon joining the Group, or as compensation for loss of office.

Directors' Interests in Transactions, Arrangements and Contracts as well as Competing Business

Save as disclosed in (i) the section headed "Connected Transactions and Continuing Connected Transactions" and Note 43 to the consolidated financial statements in this Annual Report and (ii) the announcement of the Company dated November 14, 2023 relating to the acquisition of the entire issued share capital of Jin Yi Tong Limited as further detailed below, none of the Directors or any entity connected with the Directors had a material interest, either directly or indirectly, in any transactions, arrangements or contracts of significance (as defined in Appendix D2 to the Listing Rules) to which the Company, its holding company, or any of its subsidiaries or fellow subsidiaries was a party subsisting during and as of the end of the Reporting Period.

During the Reporting Period, none of the Directors was interested in any business apart from the Company's business which competes, or is likely to compete, directly or indirectly, with the Company's business and would otherwise require disclosure under Rule 8.10 of the Listing Rules.

Contracts with Controlling Shareholders

Save as disclosed in the sections headed "Equity-Linked Agreements" and "Connected Transactions and Continuing Connected Transactions" and Note 43 to the consolidated financial statements in this Annual Report, no contract of significance, including contracts of significance for the provision of services, has been entered into among the Company or any of its subsidiaries and Consolidated Affiliated Entities and the Controlling Shareholders or any of their subsidiaries during the Reporting Period or subsisted as of the end of the Reporting Period.

Connected Transactions and Continuing Connected Transactions

Connected Transactions

On November 13, 2023, we entered into a share purchase agreement (the "**Share Purchase Agreement**") with OCFT and the Virtual Bank, pursuant to which OCFT conditionally agreed to sell, and we conditionally agreed to acquire the Virtual Bank through the sale and purchase of the entire issued share capital of the indirect holding company of the Virtual Bank, Jin Yi Tong Limited, at a consideration of HK$933 million in cash, subject to the terms and conditions of the Share Purchase Agreement. Upon Closing, Jin Yi Tong Limited and its subsidiaries will become subsidiaries of the Company and their financial statements will be consolidated into the accounts of the Group. Both the Company and the Virtual Bank share the same vision of using technology to empower financial services and improve customer experience. All of the Virtual Bank's loans were the small and medium sized enterprises (the "**SME**") loans in Hong Kong, and a significant portion of the outstanding balance is backed by Hong Kong government's SME Financing Guarantee Scheme. The Company believes that the business and target customers of the Virtual Bank would synchronize well with the Company's existing operations, enabling the Company to leverage its operational experience and technological expertise in its business development. Taking into account the above, the acquisition will be complementary to the Group's overall business layout and create greater value for the Group.

As of November 13, 2023, the Company was held as to approximately 24.86% by An Ke Technology and approximately 16.57% by Ping An Overseas Holdings. Both An Ke Technology and Ping An Overseas Holdings are wholly-owned by Ping An Insurance. On the other hand, OCFT was held as to approximately 32.12% by Ping An Insurance as of November 13, 2023. Therefore, OCFT was considered a connected person of the Company by virtue of it being an associate of Ping An Insurance. Accordingly, this constituted a connected transaction of the Company under Chapter 14A of the Listing Rules. As the highest applicable percentage ratio in respect of the Share Purchase Agreement and the transactions contemplated thereunder is more than 0.1% but less than 5%, the Share Purchase Agreement and the transactions contemplated thereunder were subject to the reporting and announcement requirements but exempt from the independent shareholders' approval requirement under Chapter 14A of the Listing Rules.

For further details of the acquisition of the Virtual Bank, please refer to the Company's announcement dated November 14, 2023. The relevant transaction was completed on April 2, 2024.

Continuing Connected Transactions

During the Reporting Period, the Group entered certain transactions with the following persons (and/or their respective associates as defined under Rules 14A.07, 14A.12 and 14A.13 as appropriate) that constituted continuing connected transactions of the Group under the Listing Rules.

Name	Connected Relationship
Ping An Insurance and its certain subsidiaries and associates	The Controlling Shareholder and its certain subsidiaries and associates
Ping An Consumer Finance	Ping An Consumer Finance is an indirect non-wholly-owned subsidiary of the Company and is owned as to 70% and 30% by the Company and Ping An Insurance, respectively. Accordingly, Ping An Consumer Finance is a connected subsidiary of the Company under Rule 14A.16 of the Listing Rules

Set out below is a summary of the continuing connected transactions of the Group during the Reporting Period.

1. Property Leasing Framework Agreement

On April 10, 2023, we entered into a property leasing framework agreement with certain subsidiaries and associates of Ping An Insurance (the "**Property Leasing Framework Agreement**"), pursuant to which we will lease properties from such subsidiaries and associates of Ping An Insurance for office use. Separate agreements will be entered into between the relevant parties setting out the specific terms and conditions (including property rents, payment methods and other usage fees) in respect of the relevant leased property based on the principles, and within the parameters provided, under the Property Leasing Framework Agreement. The initial term of the Property Leasing Framework Agreement commenced on the Listing Date and will end on December 31, 2025, subject to renewal upon mutual consent by the parties.

2. Provision of Services and Products Framework Agreement

On April 10, 2023, we entered into a provision of services and products framework agreement with certain subsidiaries and associates of Ping An Insurance (the "**Provision of Services and Products Framework Agreement**"), pursuant to which we will provide the following services to such subsidiaries and associates of Ping An Insurance: (i) database products and services, (ii) marketing and referral services, (iii) account management and pledge registration services, and (iv) other ancillary services and products. Such subsidiaries and associates of Ping An Insurance will pay service fees to us in respect of the provision of such services and products. The precise scope of services, service fees calculation, payment terms and other details of the services arrangement will be agreed between the relevant parties separately based on the principles, and within the parameters provided, under the Provision of Services and Products Framework Agreement. The initial term of the Provision of Services and Products Framework Agreement commenced on the Listing Date and will end on December 31, 2025. Subject to compliance with Listing Rules and applicable laws and regulations, the Provision of Services and Products Framework Agreement may be renewed upon mutual consent by the parties.

3. Services and Products Purchasing Framework Agreement

On April 10, 2023, we entered into a services and products purchasing framework agreement with certain subsidiaries and associates of Ping An Insurance (the "**Services and Products Purchasing Framework Agreement**"), pursuant to which certain subsidiaries and associates of Ping An Insurance will provide the following services to us: (i) transaction settlement services, (ii) outsourcing services relating to finance, human resources and customer management matters, (iii) technology products and services, (iv) health-related products and services, (v) insurance products and services, (vi) reward program products, and (vii) other ancillary services and products. We will, in return, pay service fees to the relevant subsidiaries and associates of Ping An Insurance. The precise scope of services, service fees calculation, payment terms and other details of the services arrangement will be agreed between the relevant parties separately based on the principles, and within the parameters provided, under the Services and Products Purchasing Framework Agreement. The initial term of the Services and Products Purchasing Framework Agreement commenced on the Listing Date and will end on December 31, 2025. Subject to compliance with Listing Rules and applicable laws and regulations, the Services and Products Purchasing Framework Agreement may be renewed upon mutual consent by the parties.

4. Financial Services Framework Agreement

On April 10, 2023, we entered into a financial services framework agreement with certain subsidiaries of Ping An Insurance (the "**Financial Services Framework Agreement**"), pursuant to which we will engage in certain financial services-related transactions, including deposit services, debt financing services, wealth management services, derivative products services, and/or interbank services, with certain subsidiaries of Ping An Insurance. For the deposit services, we will deposit cash with certain subsidiaries of Ping An Insurance (including Ping An Bank which is a licensed bank), including cash generated from our daily business operations and cash generated from our financing activities. In return, the relevant subsidiaries of Ping An Insurance will pay deposit interests to us. We will also provide debt financing to certain subsidiaries of Ping An Insurance, and receive income in return. We will subscribe various investment products issued or managed by certain subsidiaries of Ping An Insurance, and receive investment income in return. We will also purchase foreign exchange and interest rate derivatives products from certain subsidiaries of Ping An Insurance. In respect of the interbank services, we will engage in interbank deposit services and interbank placements services with certain subsidiaries of Ping An Insurance. The initial term of the Financial Services Framework Agreement commenced on the Listing Date and will end on December 31, 2025. Subject to compliance with Listing Rules and applicable laws and regulations, the Financial Services Framework Agreement may be renewed upon mutual consent of both parties.

5. 2023 Services Purchasing Agreement

Ping An Puhui Enterprises Management, being our wholly-owned subsidiary, entered into a services purchasing agreement with Ping An Insurance on December 30, 2022 (the "**2023 Services Purchasing Agreement**"), pursuant to which Ping An Insurance will provide certain services to Ping An Puhui Enterprises Management, including financial consulting services, administrative services, legal and risk management services, and human resources consulting services. The term of the 2023 Services Purchasing Agreement commenced on December 30, 2022 and ended on December 31, 2023. The service fees payable by us to Ping An Insurance under the 2023 Services Purchasing Agreement amounted to RMB36.9 million. The Group has renewed the 2023 Services Purchasing Agreement by entering into the 2024 Services Purchasing Agreement with Ping An Insurance on March 21, 2024 for a term commencing from March 21, 2024 to December 31, 2024. For further details of the 2024 Services Purchasing Agreement, please refer to the Company's announcement dated March 21, 2024.

6. Ping An Consumer Finance Collaboration Agreement

We entered into a collaboration agreement with Ping An Consumer Finance on April 10, 2023 (the "**Ping An Consumer Finance Collaboration Agreement**"), pursuant to which Ping An Consumer Finance will provide shareholder deposit services to its shareholder, being us, and we will provide certain services to Ping An Consumer Finance (and/or its subsidiaries (if any)), including (i) labor outsourcing services, (ii) credit information consulting services, (iii) technology services, (iv) other ancillary services (together with labor outsourcing services, credit information consulting services and technology services, collectively the "**General Services**"), and (v) guarantee services. For the shareholder deposit services, we will deposit cash into our accounts at Ping An Consumer Finance which is a licensed financial institution, including cash generated from our daily business operations and cash generated from our financing activities. In return, Ping An Consumer Finance will pay deposit interests to us. For the General Services, Ping An Consumer Finance will pay service fees to us in respect of the provision of such services. For the guarantee service, our financing guarantee subsidiary will guarantee the repayment of the loans extended by Ping An Consumer Finance to its clients and, in return, Ping An Consumer Finance will pay guarantee service fees to our financing guarantee subsidiary. The precise scope of services, service fees calculation, payment terms and other details of the services arrangement will be agreed between the relevant parties separately based on the principles, and within the parameters provided, under the Ping An Consumer Finance Collaboration Agreement. The initial term of the Ping An Consumer Finance Collaboration Agreement commenced on the Listing Date and will end on December 31, 2025. Subject to compliance with Listing Rules and applicable laws and regulations, the Ping An Consumer Finance Collaboration Agreement may be renewed upon mutual consent by the parties.

The below table summarizes the annual caps for the three years ending December 31, 2025 and the actual annual transaction amounts for the year ended December 31, 2023 in respect of the Company's continuing connected transactions with Ping An, its subsidiaries and/or its associates:[1]

Continuing connected transaction	Annual cap for the year ended/ending December 31, 2023	2024	2025	Actual annual transaction amount for the year ended December 31, 2023
	(RMB in millions)			
1. Property Leasing Framework Agreement				
Total value of right-of-use asset relating to the leases with certain subsidiaries and associates of Ping An Insurance entered into by us as lessee	364.5	382.8	401.9	151.2
2. Provision of Services and Products Framework Agreement				
Fees to be paid by certain subsidiaries and associates of Ping An Insurance to us	2,770.3	2,748.1	2,737.3	1,620.7
3. Services and Products Purchasing Framework Agreement				
Fees to be paid by us to certain subsidiaries and associates of Ping An Insurance	3,462.4	3,996.2	4,537.8	2,140.9
4. Financial Services Framework Agreement				
Deposit Services				
Maximum daily balance of the principal amount of deposits to be placed by us with certain subsidiaries of Ping An Insurance	11,000.0	15,000.0	12,000.0	10,572.0
Interest income to be received by us from certain subsidiaries of Ping An Insurance	165.0	225.0	180.0	157.1
Debt Financing Services				
Maximum daily balance of outstanding principal amount of debt financing to be provided by us to certain subsidiaries of Ping An Insurance	4,600.0	4,000.0	3,000.0	1,500.0
Income to be received by us from certain subsidiaries of Ping An Insurance for debt financing	281.0	244.0	183.0	63.6
Wealth Management Services				
Maximum daily balance of total investment products and services to be purchased by us from certain subsidiaries of Ping An Insurance	24,000.0	27,000.0	29,000.0	5,938.3
Investment income to be received by us	1,176.0	1,316.0	1,506.0	256.7
Derivative Products Services				
Maximum outstanding notional amount in respect of foreign exchange and interest rate derivative products to be purchased by us from certain subsidiaries of Ping An Insurance	22,000.0	18,000.0	18,000.0	13,807.1

Continuing connected transaction	Annual cap for the year ended/ending December 31, 2023	2024 (RMB in millions)	2025	Actual annual transaction amount for the year ended December 31, 2023
Interbank Services				
Maximum daily balance of interbank deposits to be placed by us with certain subsidiaries of Ping An Insurance	10,000.0	15,000.0	15,000.0	5,393.8
Interest income to be received by us from certain subsidiaries of Ping An Bank for the interbank deposits	66.3	102.7	130.6	44.9
Maximum daily balance of interbank placements by certain subsidiaries of Ping An Insurance with us	1,500.0	25,000.0	3,500.0	Nil
Interest to be paid by us on the interbank placements to certain subsidiaries of Ping An Insurance	67.5	112.5	157.5	Nil
5. 2023 Services Purchasing Agreement				
Fees to be paid by us to Ping An Insurance	39.2	-	-	36.9
6. Ping An Consumer Finance Collaboration Agreement				
Shareholder Deposit Services				
Maximum daily balance of principal amount of deposits to be placed by us with Ping An Consumer Finance	9,500.0	9,500.0	9,500.0	9,500.0
Interest income to be received by us from Ping An Consumer Finance	332.5	332.5	332.5	205.8
General Services				
Fees to be paid by Ping An Consumer Finance to us	774.4	956.0	1,176.8	403.7
Guarantee Services				
Maximum monthly average balance of principal amount to be guaranteed by us for the clients of Ping An Consumer Finance	8,245.0	11,160.0	14,968.0	6,674.3
Guarantee service fees to be received by us from Ping An Consumer Finance	424.5	559.4	749.3	233.3

Note:

(1) As the Company was listed on the Stock Exchange on April 14, 2023 and the relevant agreements in relation to the above-mentioned continuing connected transactions (except for the 2023 Services Purchasing Agreement) became effective on the same date, the annual cap and transaction amount for 2023 in this table refer to the period from the April 14, 2023 to December 31, 2023, except for the Provision of Services and Products Framework Agreement, the Services and Products Purchasing Framework Agreement and the 2023 Services Purchasing Agreement, which expressly provided that their effective period was from January 1, 2023 to December 31, 2023.

Waiver applied for under the Listing Rules

In respect of the continuing connected transactions listed above, the Stock Exchange has granted a waiver from strict compliance with (where applicable) the announcement, circular and independent Shareholders' approval requirements set out under Chapter 14A of the Listing Rules for such continuing connected transactions provided that the total amount of the relevant transactions for each of the three years ending December 31, 2025 will not exceed the relevant annual caps as set out above. For further details, see the section headed "Connected Transactions" in the Listing Document.

Confirmation from Independent Non-executive Directors

Pursuant to Rule 14A.55 of the Listing Rules, all independent non-executive Directors have reviewed the continuing connected transactions and have confirmed that such continuing connected transactions were:

(1) entered into in the ordinary and usual course of business of the Group;

(2) conducted on normal commercial terms or better terms; and

(3) carried out pursuant to the agreements of relevant transactions, the terms of which are fair and reasonable; and in the interests of Shareholders and the Company as a whole.

Confirmations from the Company's Independent Auditor

Pursuant to Rule 14A.56 of the Listing Rules, the Company's external auditor, PricewaterhouseCoopers, were engaged to report on the Group's continuing connected transactions. The Company's external auditor, PricewaterhouseCoopers, have provided a letter to the Board and have confirmed that in respect of the continuing connected transactions:

(1) nothing has come to the auditor's attention that causes them to believe that the disclosed continuing connected transactions have not been approved by the Board;

(2) for transactions involving the provision of goods or services by the Group, nothing has come to the auditor's attention that causes them to believe that the transactions were not, in all material respects, in accordance with the pricing policies of the Group;

(3) nothing has come to the auditor's attention that causes them to believe that the transactions were not entered into, in all material respects, in accordance with the relevant agreements governing such transactions; and

(4) with respect to the aggregate amount of each of the continuing connected transactions (other than those transactions with the Consolidated Affiliated Entities under the Contractual Arrangements), nothing has come to the auditor's attention that causes them to believe that the disclosed continuing connected transactions have exceeded the annual cap as set by the Company.

Save as disclosed in this Annual Report and the section headed "Connected Transactions" in the Listing Document, since the Listing Date and up to December 31, 2023, the Company had no other connected transactions or continuing connected transactions which are required to be disclosed in accordance with the provisions under Chapter 14A of the Listing Rules.

Details of related party transactions are set out in Note 43 to the consolidated financial statements. Save as disclosed above, the related party transactions described in the aforementioned note do not constitute connected transactions or continuing connected transactions which are required to be disclosed in accordance with the provisions under Chapter 14A of the Listing Rules. The Company had complied with the disclosure requirements in accordance with Chapter 14A of the Listing Rules with respect to the connected transactions or continuing connected transactions from the Listing Date and up to December 31, 2023.

Contractual Arrangements

As disclosed in the section headed "Contractual Arrangements" in the Listing Document, the Group conducts certain businesses through the Consolidated Affiliated Entities in the PRC. The Group does not hold any equity interests in the Consolidated Affiliated Entities. The contractual arrangements (the "**Contractual Arrangements**") among the VIEs, the WFOE Entities and their Registered Shareholders, including Ping An Financial Technology, enable the Group to (i) receive substantially all of the economic benefits from the Consolidated Affiliated Entities in consideration for the services provided by the WFOEs to the VIEs; (ii) exercise effective control over the Consolidated Affiliated Entities through the VIEs; and (iii) hold an exclusive option to purchase all or part of the equity interests and/or assets in the VIEs when and to the extent permitted by PRC laws. For details of the Contractual Arrangements, see Note 2 to the consolidated financial statements. For the risks relating to the Contractual Arrangements, see section headed "Risks relating to Our Corporate Structure" in this Annual Report.

In order to comply with PRC laws, regulations and regulatory requirements, we have gained control over our Consolidated Affiliated Entities by entering into a series of Contractual Arrangements in March 2015 and November 2018 and further amended the Contractual Arrangements in February 2023. We gained control over (i) Shenzhen Lufax Enterprise Management and its subsidiaries by entering into a series of Contractual Arrangements through Lufax (Shenzhen) Technology, the Registered Shareholders and the individual shareholders of Xinjiang Tongjun Equity Investment Limited Partnership, Shanghai Lanbang Investment Limited Liability Company and Linzhi Jinsheng Investment Management Limited Partnership (the "**Individual Shareholders**"), (ii) Shanghai Xiongguo and its subsidiaries by entering into a series of Contractual Arrangements through Weikun (Shanghai) Technology, the Registered Shareholders and the Individual Shareholders, (iii) Chongqing Exchange and its subsidiaries by entering into a series of Contractual Arrangements through Chongqing Chongjinsuo, the direct shareholder of Chongqing Exchange (the "**Direct Shareholders**"), the Registered Shareholders and the Individual Shareholders, (iv) Shanghai Huikang and its subsidiaries by entering into a series of Contractual Arrangements through Weikun (Shanghai) Technology, Shanghai Xiongguo, the Registered Shareholders and the Individual Shareholders, (v) Shanghai Lufax and its subsidiaries by entering into a series of Contractual Arrangements through Weikun (Shanghai) Technology, Shanghai Xiongguo, Shanghai Huikang, the Registered Shareholders and the Individual Shareholders, and (vi) XSBN Mercantile by entering into a series of Contractual Arrangements through Weikun (Shanghai) Technology, Shanghai Xiongguo, Shanghai Huikang, the Registered Shareholders and the Individual Shareholders. In October 2023, as part of the business restructuring, the Group disposed its interest in XSBN Mercantile to Independent Third Parties and terminated the Contractual Arrangements in relation to XSBN Mercantile. Income contributed by the Consolidated Affiliated Entities and their subsidiaries accounted for 2.5%, 1.7% and 0.5% of the Group's total income for 2021, 2022 and 2023, respectively.

The following simplified diagram illustrates the flow of economic benefits from the VIEs to the Group under the Contractual Arrangements as of December 31, 2023:



The Company (1)
Gem Blazing Limited (Cayman Islands)
Wincon Hong Kong Investment Company Limited (Hong Kong)
Offshore
Onshore
100%
100%
Chongqing Chongjinsuo (WFOE Entity)
100%
Lufax (Shenzhen) Technology (WFOE Entity)
Weikun (Shanghai) Technology (WFOE Entity)
Shenzhen Lufax Enterprise Management(2) (VIE) and its subsidiaries(5)
Shanghai Xiongguo(2) (VIE) and its subsidiaries(5)
100%
100%
CJS (VIE) and its subsidiaries (including CQYZS)(5)
Shenzhen Lufax Internet Information (VIE) and its subsidiaries(5)
Shanghai Huikang (VIE)
Shanghai Lufax (VIE) and its subsidiaries (including Ping An Huifu) (5)

Notes:

(1) The Company primarily operates its businesses through its subsidiaries in the PRC. For simplicity, the above diagram includes the Company's subsidiaries related to the Contractual Arrangements only.

(2) Each of Shanghai Xiongguo and Shenzhen Lufax Enterprise Management is owned by Ping An Financial Technology, Xinjiang Tongjun Equity Investment Limited Partnership, Shanghai Lanbang Investment Limited Liability Company and Linzhi Jinsheng Investment Management Limited Partnership (the "**Registered Shareholders**") as to 49.99%, 29.55%, 18.29% and 2.17%, respectively.

(3) "—>" denotes legal ownership.

(4) "----" denotes the contractual relationships among the WFOE Entities, the VIEs and the Registered Shareholders:

   (a) provision of business support and technical and consulting services by the WFOE Entities to the VIEs pursuant to the exclusive business cooperation agreements;

   (b) the payment of service fees by the VIEs to the WFOE Entities, which represents the flow of economic benefits from the VIEs to the WFOE Entities, pursuant to the exclusive business cooperation agreements;

   (c) the WFOE Entities' control over the VIEs through the voting proxy agreement to exercise all shareholders' rights of the Registered Shareholders in the VIEs;

   (d) the WFOE Entities' exclusive options to acquire all or part of the equity interests in the VIEs; and

   (e) share pledges provided by the Registered Shareholders over the equity interests in the VIEs in favor of the WFOE Entities.

(5) As of December 31, 2023, Shanghai Xiongguo and Shenzhen Lufax Enterprise Management, directly and indirectly, held eight other subsidiaries in the PRC, one of which will be deregistered in accordance with the PRC laws.

Summary of the Material Terms of the Contractual Arrangements

A description of each of the specific agreements that comprise the Contractual Arrangements is set out below.

Exclusive Business Cooperation Agreements

Under each of the exclusive business cooperation agreements between the relevant WFOE Entity and the relevant VIE (the "**Exclusive Business Cooperation Agreements**"), the relevant WFOE Entity has the exclusive right to provide the relevant VIE with complete business support and technical and consulting services, which include, but are not limited to, technical services, network support, business consultations, equipment or leasing, marketing consultancy, system integration, product research and development, and system maintenance.

Without the relevant WFOE Entity's prior written consent, the relevant VIE shall not accept any consulting and/or services covered by the relevant Exclusive Business Cooperation Agreement from any third party. The VIEs agreed to pay service fees based on services provided and market conditions on a quarterly basis. The WFOE Entities own the intellectual property rights arising out of the services performed under the Exclusive Business Cooperation Agreements. Unless the WFOE Entities terminate the Exclusive Business Cooperation Agreements or pursuant to other provisions of the Exclusive Business Cooperation Agreements, the Exclusive Business Cooperation Agreements will remain effective for ten years and will be automatically renewed for another five years unless terminated by the WFOE Entities with 30 days' advance written notice.

Exclusive Asset Option Agreements

Under each of the exclusive asset option agreements entered into between the relevant WFOE Entity, the relevant VIE, the relevant Direct Shareholder (if applicable), the Registered Shareholders and the Individual Shareholders (the "**Exclusive Asset Option Agreements**"), the relevant VIE, relevant Direct Shareholder (if applicable), Registered Shareholders and Individual Shareholders have irrevocably and unconditionally granted the relevant WFOE Entity or any third party designated by such WFOE Entity an irrevocable and exclusive option to purchase all or part of their respective assets in the relevant VIE at the WFOE Entity's sole and absolute discretion. The purchase price of assets in the VIEs will be the higher of (i) the net book value of the assets to be purchased and (ii) the lowest price permitted by applicable PRC laws. Without the relevant WFOE Entity's prior written consent, the relevant VIE shall not, among other things, in any manner supplement, change or amend their articles of association, increase or decrease the registered capital, sell, transfer, mortgage or dispose of or allow any encumbrance of security interest on their assets, business or revenue, enter into any material contract outside the ordinary course of business, consolidate with, acquire or invest in any person or distribute dividends. The Exclusive Asset Option Agreements will remain effective for ten years and will be automatically renewed for another five years unless terminated by the WFOE Entities with 30 days' advance written notice.

Exclusive Equity Interest Option Agreements

Under each of the exclusive equity interest option agreements entered into between the relevant WFOE Entity, the relevant VIE, the relevant Direct Shareholder (if applicable), the Registered Shareholders and the Individual Shareholders (the "**Exclusive Equity Interest Option Agreements**"), the Registered Shareholders or the relevant Direct Shareholder (as applicable) have irrevocably and unconditionally granted the relevant WFOE Entity or any third party designated by such WFOE Entity an irrevocable and exclusive option to purchase all or part of their respective equity interests in the relevant VIE at the WFOE Entity's sole and absolute discretion. The purchase price of equity interests in the relevant VIE will be the higher of (i) the total capital contribution to the registered capital of the relevant VIE multiplied by the percentage of equity interests in such VIE purchased, (ii) the amount of loan (including the principal and interest) provided by the relevant WFOE Entity to the Registered Shareholders or the relevant Direct Shareholder (as applicable) multiplied by the percentage of equity interests in such VIE purchased, if applicable, and (iii) the lowest price permitted by applicable PRC laws. Without the relevant WFOE Entity's prior written consent, the relevant VIE shall not, among other things, (i) in any manner supplement, change or amend their articles of association; (ii) increase or decrease the registered capital; (iii) sell, transfer, mortgage or dispose of or allow any encumbrance of security interest on their assets, business or revenue (other than the financial service transactions conducted in the ordinary course of business); (iv) enter into any material contract which carries a value exceeding RMB100,000 outside the ordinary course of business; (v) merge, consolidate with, acquire or invest in any person or sell assets with a value higher than RMB100,000 outside the ordinary course of business; (vi) distribute dividends; (vii) incur, inherit, guarantee or allow the existence of any debt, except for debts incurred in the ordinary course of business other than through loans; or (viii) provide any person with any loan or credit or guarantee in any form outside the ordinary course of business. The Registered Shareholders, the Individual Shareholders and the relevant Direct Shareholder (if applicable) also undertake that, among others, they will not sell, transfer, mortgage or otherwise dispose of any legal or beneficial interest of their respective equity interests in the VIEs to any third party or allow any encumbrance of any security interest on their equity interests within the term of these agreements. The Exclusive Equity Interest Option Agreements will remain effective for ten years and will be automatically renewed for another five years unless terminated by the WFOE Entities with 30 days' advance written notice.

Share Pledge Agreements

Under each of the share pledge agreements entered into between the relevant WFOE Entity, the relevant VIE, the relevant Direct Shareholder (if applicable), the Registered Shareholders and the Individual Shareholders (the "**Share Pledge Agreements**"), each of the Registered Shareholders or relevant Direct Shareholder (as applicable) has pledged all its equity interest in the relevant VIE to the relevant WFOE Entity as collateral security for the prompt and complete performance of their respective obligations under the relevant Exclusive Business Cooperation Agreement, Voting Proxy Agreement, Exclusive Asset Option Agreement, Exclusive Equity Interest Option Agreement and Letters of Undertakings (the "**Cooperation Agreements**"). If the relevant VIE or any of the Registered Shareholders, Individual Shareholders and relevant Direct Shareholder (if applicable) breach any obligations under the Cooperation Agreements, the relevant WFOE Entity, as a pledgee, will be entitled to dispose of the pledged equity interests and have priority to be compensated by the proceeds from the disposal of the pledged equity interests. The pledges contemplated under the Share Pledge Agreements constitute the first-priority security interests in the pledged equity interest. Each of the Registered Shareholders or relevant Direct Shareholder (as applicable) agreed that before its obligations under the Contractual Arrangements are discharged, it will not transfer the pledged equity interests or place or permit the existence of any security interest or other encumbrance on property rights that may affect on the relevant pledgee's rights and interests in the pledged equity interests under the relevant Share Pledge Agreement without the prior written consent of the relevant WFOE Entity. The Share Pledge Agreements will remain effective until the VIEs, the Direct Shareholders (if applicable), the Registered Shareholders and Individual Shareholders fully discharge their obligations under the Contractual Arrangements. We completed the registration of the Share Pledge Agreement in relation to Shenzhen Lufax Enterprise Management, Shanghai Xiongguo, Shanghai Huikang, Shanghai Lufax and CJS with the relevant office of the Administration for Market Regulation of China in 2015 and 2019. In light of the amendments to the Contractual Arrangements, we completed the registration of each of the Share Pledge Agreements in relation to Shanghai Xiongguo, Shanghai Huikang and Shanghai Lufax by the end of January 2024.

Voting Proxy Agreements

Under each of the voting proxy agreements entered into between the relevant WFOE Entity, the relevant VIE, the relevant Direct Shareholder (if applicable), the Registered Shareholders and the Individual Shareholders (the "**Voting Proxy Agreements**"), each of the Registered Shareholders or relevant Direct Shareholder (as applicable) authorizes (i) the relevant WFOE Entity; (ii) any directors authorized by the relevant WFOE Entity and their successors; and (iii) any liquidator replacing the directors of the relevant WFOE Entity, to exercise on behalf of such Registered Shareholders or relevant Direct Shareholder (as applicable) all of their rights as shareholders of the relevant VIE, including but not limited to the right to propose, convene and attend shareholder meetings on its behalf, the right to appoint legal representative (chairperson), directors, supervisors and chief executive officers (or general manager) and other senior management, and the right to sell, transfer, pledge or dispose of all or a portion of the shares in part or in whole held by it. The Voting Proxy Agreements are irrevocable and remains in force continuously upon execution.

Letters of Undertakings

Under the letters of undertakings given by each of the Individual Shareholders (the "**Letters of Undertakings**"), each of the Individual Shareholder has separately irrevocably undertaken, in the event of his or her death or loss of capacity or any other events that could possibly affect his or her capacity to fulfill his or her obligations under the Contractual Arrangements, that he or she will unconditionally transfer his or her equity interest in the VIEs to the WFOE Entities or any person designated by the WFOE Entities and such transferee will assume all of his or her rights and obligations as such under the Contractual Arrangements. Each Individual Shareholder represents that his or her spouse has no ownership interest in his or her equity interest in the VIEs. Each Individual Shareholder further represents that, he or she will not, commit any conduct or omission that is contrary to the purpose and intention of the Contractual Arrangements, that leads or may lead to any conflict of interest between the VIEs and the Group, and that if, during his or her performance of the Contractual Arrangements, there is a conflict of interest between himself or herself and the Group, he or she will protect the legal interests of the WFOE Entities under the Contractual Arrangements and follow the instructions of the Company.

Waiver applied for under the Listing Rules

In respect of the Contractual Arrangements, we have applied to the Stock Exchange for, and the Stock Exchange has granted, a waiver from strict compliance with (i) the announcement and independent Shareholders' approval requirements under Chapter 14A of the Listing Rules in respect of the transactions contemplated under the Contractual Arrangements pursuant to Rule 14A.105 of the Listing Rules, (ii) the requirement of setting an annual cap for the transactions under the Contractual Arrangements under Rule 14A.53 of the Listing Rules, and (iii) the requirement of limiting the term of the Contractual Arrangements to three years or less under Rule 14A.52 of the Listing Rules, for so long as the Shares are listed on the Stock Exchange, subject, however, to the following conditions:

(a) no change without independent non-executive Directors' approval;

(b) no change without independent Shareholders' approval;

(c) the Contractual Arrangements shall continue to enable the Group to receive the economic benefits derived by the Consolidated Affiliated Entities;

(d) on the basis that the Contractual Arrangements provide an acceptable framework for the relationship between the Company and its subsidiaries in which the Company has shareholding, on the one hand, and the Consolidated Affiliated Entities, on the other hand, such framework may be renewed and/or reproduced without an announcement, circular, or obtaining the approval of the Shareholders (i) upon the expiry of the existing arrangements, (ii) in connection with any changes to the shareholders or directors of, or of their shareholdings in, the Consolidated Affiliated Entities, or (iii) in relation to any existing, new or acquired wholly foreign-owned enterprise or operating company (including branch company) engaging in a business similar or relating to those of the Group; and

(e) the Company will disclose details relating to the Contractual Arrangements on an ongoing basis.

For further details of the above conditions, see the section headed "Connected Transactions" in the Listing Document.

Confirmation from the spouses of the Individual Shareholders

The spouse of each of the Individual Shareholders signed a spousal consent letter (the "**Spousal Consent Letter**"). Under the Spousal Consent Letter, each signing spouse respectively agreed that he or she was aware of the equity interest beneficially owned by his or her spouse in the VIEs and the Contractual Arrangements in connection with such equity interest. Each signing spouse confirmed and irrevocably undertook that he or she does not have any equity interest in the VIEs and committed not to impose any adverse assertions upon his or her spouse's respective equity interest. Each signing spouse further confirmed that such equity interest may be disposed of pursuant to the Contractual Arrangements and committed that he or she will take all necessary measures for the performance of those arrangements.

Confirmation from the Independent Non-Executive Directors

All independent non-executive Directors have reviewed the Contractual Arrangements and have confirmed that since the Listing Date and up to December 31, 2023, (i) the transactions carried out during such period have been entered into in accordance with the relevant provisions of the Contractual Arrangements, (ii) no dividends or other distributions have been made by the Consolidated Affiliated Entities to the holders of its equity interests which are not otherwise subsequently assigned or transferred to the Group, (iii) no new contracts was entered into, renewed or reproduced between the Group and the Consolidated Affiliated Entities in respect of the Contractual Arrangements, and (iv) the Contractual Arrangements are fair and reasonable, or advantageous to the Shareholders, so far as the Group is concerned and in the interests of the Company and the Shareholders as a whole.

Confirmations from the Company's Independent Auditor

Pursuant to Rule 14A.56 of the Listing Rules, the Company's external auditor, PricewaterhouseCoopers, was engaged to report on the Contractual Arrangements. The Company's external auditor, PricewaterhouseCoopers, have provided a letter to the Board and have confirmed that in respect of the Contractual Arrangements:

(1) nothing has come to the auditor's attention that causes them to believe that the Contractual Arrangements have not been approved by the Board;

(2) nothing has come to the auditor's attention that causes them to believe that the transactions were not entered into, in all material respects, in accordance with the relevant agreements under the Contractual Arrangements governing such transactions; and

(3) with respect of the disclosed continuing connected transactions with the Consolidated Affiliated Entities under the contractual arrangements, nothing has come to the auditor's attention that causes them to believe that dividends or other distributions have been made by the Consolidated Affiliated Entities to the holders of its equity interests which are not otherwise subsequently assigned or transferred to the Group.

Operations in compliance with the Contractual Arrangements

As disclosed in the section headed "Contractual Arrangements" in the Listing Document, the Company has adopted measure to ensure legal and regulatory compliance and to ensure the sound and effective operation of the Group and the implementation of the Contractual Arrangements. The Board has reviewed the overall performance of and compliance with the Contractual Arrangements for the Reporting Period and, to the best knowledge of the Directors, the Contractual Arrangements have been in compliance with applicable laws and regulations during the Reporting Period.

DISCLOSURE OF INTERESTS

Interests and Short Positions of the Directors and Chief Executives of the Company in the Shares, Underlying Shares and Debentures of the Company and its Associated Corporations

As of December 31, 2023, so far as is known to the Directors, the interests and/or short positions (as applicable) of the Directors and the chief executives of the Company in the Shares, underlying Shares and debentures of the Company and its associated corporations, within the meaning of Part XV of the SFO, which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and/or short positions (as applicable) which he/she is taken or deemed to have under such provisions of the SFO), or which were required, pursuant to section 352 of the SFO, to be recorded in the register referred to therein, or which were required, pursuant to the 'Model Code for Securities Transactions by Directors of Listed Issuers' as set out in Appendix C3 to the Listing Rules, to be notified to the Company and the Stock Exchange, were as follows:

Interest in Shares or Underlying Shares of the Company

Name of director	Nature of interest	Number of Shares and/or Shares underlying outstanding options and/or unvested performance share units granted (1)	Approximate percentage of shareholding interest (1)	Long position/ Short position
Mr. Yong Suk CHO (趙容奭)	Beneficial interest	527,150 (2)	0.05%	Long position
Mr. Gregory Dean GIBB (計葵生)	Beneficial interest	642,309.5 (3)	0.06%	Long position

Notes:

(1) The calculation is based on the total number of 1,146,319,171 Shares issued and outstanding as of December 31, 2023 (excluding the treasury shares held by the Company, which comprised the Shares underlying the ADSs repurchased by the Company pursuant to the share repurchase programs and Shares issued to the Depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of options or awards granted under the Company's Share Incentive Plans). For purposes of this table, the ADS to Share ratio of every one ADS represents two Shares, which has become effective since December 15, 2023, applies.

(2) This represents the aggregate of (i) 27,150 Shares to be issued upon vesting of the performance share units held by Mr. Yong Suk CHO under the 2019 Performance Share Unit Plan, and (ii) 500,000 Shares to be issued upon exercise of the options held by Mr. Yong Suk CHO under the 2014 Share Incentive Plan, as of December 31, 2023.

(3) This represents the aggregate of (i) 31,083 Shares held by Mr. Gregory Dean GIBB, (ii) 54,017 Shares to be issued upon vesting of the performance share units held by Mr. Gregory Dean GIBB under the 2019 Performance Share Unit Plan, and (iii) 557,209.5 Shares to be issued upon exercise of the options held by Mr. Gregory Dean GIBB under the 2014 Share Incentive Plan, as of December 31, 2023.

Save as disclosed above, as of December 31, 2023, so far as is known to the Directors, none of the Directors or the chief executives of the Company had or were deemed to have an interest and/or short position (as applicable) in the Shares, underlying Shares or debentures of the Company or any interests and/or short positions (as applicable) in the Shares, underlying Shares or debentures of the Company's associated corporations (within the meaning of Part XV of the SFO) which (i) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO), (ii) were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein or (iii) were required, pursuant to the 'Model Code for Securities Transactions by Directors of Listed Issuers' as set out in Appendix C3 to the Listing Rules, to be notified to the Company and the Stock Exchange.

Interests and Short Positions of the Substantial Shareholders in Shares and Underlying Shares of the Company

As of December 31, 2023, the following persons (other than the Directors and chief executives of the Company whose interests have been disclosed in this Annual Report), had interests or short positions in the Shares and underlying Shares which were required to be disclosed to the Company and the Stock Exchange pursuant to Divisions 2 and 3 of Part XV of the SFO or as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO:

Name of shareholder	Capacity/ Nature of interest	Number of Shares	Approximate percentage of shareholding interest [(1)]	Long position/ Short position
An Ke Technology[(2)(4)]	Beneficial owner	285,000,000	24.86%	Long position
Ping An Overseas Holdings[(2)]	Beneficial owner	189,905,000	16.57%	Long position
Ping An Financial Technology[(2)]	Interest in controlled corporations	285,000,000	24.86%	Long position
Ping An Insurance[(2)(4)]	Interest in controlled corporations	474,905,000	41.43%	Long position
Tun Kung Company Limited[(3)(4)]	Beneficial interest	309,329,680	26.98%	Long position
Tongjun Investment Company Limited[(3)]	Interest in controlled corporations	309,329,680	26.98%	Long position
Lanbang Investment Company Limited[(3)(4)]	Interest in controlled corporations	309,329,680	26.98%	Long position
Mr. Weiwei DOU[(3)]	Interest in controlled corporations	309,329,680	26.98%	Long position
Ms. Wenjun Wang[(3)]	Interest in controlled corporations	309,329,680	26.98%	Long position
Mr. Xuelian YANG[(3)(4)]	Interest in controlled corporations	309,329,680	26.98%	Long position
Mr. Jingkui SHI[(3)(4)]	Interest in controlled corporations	309,329,680	26.98%	Long position

Notes:

(1) The calculation is based on the total number of 1,146,319,171 Shares issued and outstanding as of December 31, 2023 (excluding the treasury shares held by the Company, which comprised the Shares underlying the ADSs repurchased by the Company pursuant to the share repurchase programs and Shares issued to the Depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of options or awards granted under the Company's Share Incentive Plans).

(2) Represents 285,000,000 Shares held by An Ke Technology and 189,905,000 Shares held by Ping An Overseas Holdings. An Ke Technology is a wholly owned subsidiary of Ping An Financial Technology which is wholly owned by Ping An Insurance. Ping An Overseas Holdings is a direct wholly-owned subsidiary of Ping An Insurance. Ping An Financial Technology is deemed to be interested in the 285,000,000 Shares held by An Ke Technology. Ping An Insurance is deemed to be interested in the 285,000,000 Shares held by An Ke Technology and 189,905,000 Shares held by Ping An Overseas Holdings.

We issued the Ping An Convertible Promissory Notes in an aggregate principal amount of US$1,953.8 million to Ping An Overseas Holdings and An Ke Technology. As of December 31, 2023, 50% of the outstanding principal amount of the Ping An Convertible Promissory Notes had been redeemed and the remaining 50% outstanding Ping An Convertible Promissory Notes which had not been redeemed can be converted, in whole or in part, into the Shares (or the ADSs) at any time from April 30, 2026 until the date which is five business days before (and excluding) October 8, 2026, at an initial conversion price of US$14.8869 per ordinary share subject to certain adjustments as set forth in the terms and conditions of each of the Ping An Convertible Promissory Notes. Taking into account the dividend announced on August 22, 2023, the Ping An Convertible Promissory Notes can be converted into an aggregate of 76,679,748 ordinary shares, representing approximately 6.7% of the total issued and outstanding Shares as of December 31, 2023. For further details of Ping An Convertible Promissory Notes, see the section headed "Equity-Linked Agreements" in this Annual Report and the section headed "History and Corporate Structure – Major Shareholding Changes of the Company and Our Principal Subsidiaries – Shareholding changes of the Company – Convertible Promissory Notes Issued to Ping An Overseas Holdings and An Ke Technology" in the Listing Document.

(3) Represents 275,203,430 Shares held by Tun Kung Company Limited, a BVI company, plus, as of December 31, 2023, the interest in 34,126,250 Shares which derives from ADSs. As of December 31, 2023, each of Tongjun Investment Company Limited and Lanbang Investment Company Limited owned 36.9% and 63.1% of the issued and outstanding share capital of Tun Kung Company Limited, respectively. Tongjun Investment Company Limited and Lanbang Investment Company Limited are both British Virgin Islands companies. Each of the two individuals, Mr. Wenwei DOU and Ms. Wenjun WANG, as nominee shareholder, owns 50% of Tongjun Investment Company Limited's shares. Each of the two individuals, Mr. Xuelian YANG and Mr. Jingkui SHI, owns 50% of Lanbang Investment Company Limited's shares. Therefore, Tongjun Investment Company Limited, Lanbang Investment Company Limited, Mr. Wenwei DOU, Ms. Wenjun WANG, Mr. Xuelian YANG and Mr. Jingkui SHI are deemed to be interested in the Shares held by Tun Kung Company Limited.

(4) Each shareholder of Lanbang Investment Company Limited, Mr. Jingkui SHI and Mr. Xuelian YANG, has granted an option to An Ke Technology to purchase up to 100% of his shares in Lanbang Investment Company Limited ("**Lanbang Offshore Call Options**"). Lanbang Investment Company Limited held 63.1% of the shares of Tun Kung Company Limited, which in turn beneficially owned 27.0% of the Shares. Lanbang Investment Company Limited has also granted an option to An Ke Technology to purchase up to 100% of its shares in Tun Kung Company Limited ("**Tun Kung Offshore Call Options**", together with Lanbang Offshore Call Options, the "**Offshore Call Options**"). Lanbang Investment Company Limited is entitled to its voting and other rights in Tun Kung Company Limited prior to An Ke Technology's exercise of the Tun Kung Offshore Call Options. For details of the Offshore Call Options, see note (2) to the subsection headed "History and Corporate Structure – Our Corporate Structure" in the Listing Document.

Save as disclosed above, as of December 31, 2023, as far as is known to the Directors, no person, other than the Directors whose interests are set out in the section headed "Interests and Short Positions of the Directors and Chief Executives of the Company in the Shares, Underlying Shares and Debentures of the Company and its Associated Corporations" had or was deemed to have an interest or short position in the Shares and underlying Shares which would fall to be disclosed to the Company and the Stock Exchange pursuant to Divisions 2 and 3 of Part XV of the SFO, or which were required to be recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO.

Management Contracts

No contract concerning the management and administration of the whole or any substantial part of the business of the Company was entered into or existed during the Reporting Period.

Directors' Right to Acquire Shares or Debentures

Save as disclosed in this Annual Report, at no time during the Reporting Period, were rights to acquire benefits by means of the acquisition of Shares in or debentures of the Company granted to any Directors or their respective spouses or minor children, or were any such rights exercised by them; nor was the Company, any of its subsidiaries or fellow subsidiaries a party to any arrangement to enable the Directors to acquire such rights in any other corporations.

Permitted Indemnity Provision

In addition to the indemnities provisions as set out in Article 159 of the Articles of Association, directors' liability insurance is currently in place, and was in place during the Reporting Period, to protect the Directors of the Company against potential costs and liabilities arising from claims against them. A permitted indemnity provision (as defined in section 469 of the Companies Ordinance) for the benefit of the Directors is currently and was in force during the Reporting Period.

Sufficient Public Float

During the Reporting Period and up to the date of this Annual Report, based on the information that is publicly available to the Company and within the knowledge of the Directors, the Company has maintained the minimum public float to the extent permitted by the Stock Exchange.

Share Incentive Plans

The Company adopted the 2014 Share Incentive Plan in December 2014 and amended and restated it on April 12, 2023 to comply with Chapter 17 of the Listing Rules. In addition, the Company adopted the 2019 Performance Share Unit Plan in September 2019 and amended and restated it on April 12, 2023 to comply with Chapter 17 of the Listing Rules. They have been subject to Chapter 17 of the Listing Rules since the Listing Date. For the avoidance of doubt, options and awards granted pursuant to the Share Incentive Plans prior to the Listing Date are not subject to the provisions of the Listing Rules. For details of the Share Incentive Plans, please see "Statutory and General Information — D. Share Incentive Plans" in Appendix IV to the Listing Document.

Options and PSUs available for grant under the Share Incentive Plans

The scheme mandate limit under the Share Incentive Plans is 45,644,803 Shares and the service provider sublimit under the Share Incentive Plans is 15,000,000 Shares.

As of the Listing Date, 23,714,710 Shares (equivalent to 11,857,355 ADSs based on the current ADS to Share ratio) were available for future grant under the scheme mandate limit under the Share Incentive Plans and 11,635,844 Shares (equivalent to 5,817,922 ADSs based on the current ADS to Share ratio) were available for future grant under the service provider sublimit under the Share Incentive Plans.

As of December 31, 2023, 24,410,829 Shares (equivalent to 12,205,414 ADSs) were available for future grant under the scheme mandate limit under the Share Incentive Plans and 11,779,146 Shares (equivalent to 5,889,573 ADSs) were available for future grant under the service provider sublimit under the Share Incentive Plans.

Maximum Number of Shares available for issue

The maximum aggregate number of Shares that may be issued in respect of the Share Incentive Plans is 15,465,806 Shares as of December 31, 2023, representing approximately 1.35% of the weighted average number of Shares issued and outstanding for the period from the Listing Date and up to December 31, 2023. The maximum aggregate number of Shares that may issued in respect options and awards granted under the Share Incentive Plans during the period from the Listing Date and up to December 31, 2023 is 32,000 Shares, representing approximately 0.003% of the weighted average number of Shares issued and outstanding for the period from the Listing Date and up to December 31, 2023.

2014 Share Incentive Plan

Purpose

The purposes of the 2014 Share Incentive Plan are to promote long-term sustainable development of the Company and its Related Entities (as defined below), maximize the value for the Shareholders and achieve win-win situation among the Shareholders, the Company and the employees of the Company or its Related Entities.

Eligible Participants

The Company's Directors, officers, employees, service providers (the "**Service Provider Participants**") or employees of any entity directly or indirectly controlling or controlled by the Company through voting or contractual arrangement, or directly or indirectly under common control with the Company (the "**Related Entities**"), as determined by our Board from time to time, are eligible to participate in the 2014 Share Incentive Plan. In particular, the Service Provider Participants refer to the persons who have been and continue to provide the Company with services beneficial to its long-term development in the ordinary course of business, including the persons who provide the Company with consulting services and business cooperation services. In assessing whether the Service Provider Participants' eligibility to participate in the 2014 Share Incentive Plan, the Board shall take into account the nature and length of services provided as well as the long-term interests of the Company.

The eligibility of Service Provider Participants to participate in the 2014 Share Incentive Plan is consistent with the purpose of the 2014 Share Incentive Plan. The Service Provider Participants, by holding on to equity incentives, will benefit from our long term growth. It encourages the Service Provider Participants to contribute to the Group and aligns the interest of the Service Provider Participants with our interests.

Maximum Numbers of Shares

The maximum aggregate number of shares authorized and reserved under the 2014 Share Incentive Plan is 30,644,803 ordinary Shares. The total number of Shares which may be issued upon the exercise or vesting of all options and performance share units that may be granted pursuant to the 2014 Share Incentive Plan and any other share incentive scheme(s) of the Company in aggregate is 45,644,803 Shares, representing approximately 3.98% of the total number of issued and outstanding Shares as of the date of this Annual Report and less than 10% of the total number of issued and outstanding Shares as of April 12, 2023.

The total number of Shares which may be issued pursuant to options to be granted to the Service Provider Participants under the 2014 Share Incentive Plan is 12,000,000 Shares, representing approximately 1.0% of the total number of issued and outstanding Shares as of the date of this Annual Report.

Maximum Entitlement of a Grantee

Unless approved by the Shareholders in general meeting in the manner set out in the applicable rules of the stock exchange where the Shares or ADSs are listed, the total number of Shares issued and to be issued upon the vesting or exercise of all options and/or awards granted and to be granted under the 2014 Share Incentive Plan and any other share incentive scheme(s) of the Company to each eligible participant (excluding any lapsed award) in any 12-month period shall not exceed 1% of the total number of issued and outstanding Shares.

Plan Administration

The 2014 Share Incentive Plan shall be administrated by the Board. The Board shall determine the participants to receive options, the number of options to be granted, the time and number of options to be vested, the number of vested options to be exercised, and other terms and conditions of each grant. The Board may delegate authority to a director, a committee of the board, or other designated person (the "**Plan Administrator**") to administer the 2014 Share Incentive Plan.

Vesting Schedule and Performance Target

Unless otherwise approved by the Board, the options granted shall become vested over a period of four years, and the maximum number of options to be vested in each year shall be 25% of the total options granted in each batch. The first vesting date shall be the first anniversary of the date of grant (or the first anniversary of the day immediately following the date of grant if there is no anniversary of such date of grant).

The vesting of options is subject to the achievement of performance targets. In determining the number of options to be vested in each batch, the Board shall take into account (i) the operating results of the Company and the Related Entities and (ii) the individual performance of such grantee in the most recent appraisal and the ranking of performance of such grantee. The performance targets attached to each grant may be adjusted by the Board from time to time.

Validity of Options

Any share option granted under the 2014 Share Incentive Plan shall remain valid for ten years from the date of grant (the "**Option Validity Period**"). Options shall lapse automatically (to the extent not already exercised or lapsed) on the expiry of such term. Unless otherwise required by applicable laws or by the Board or provided by the 2014 Share Incentive Plan, all vested options may be exercised by the grantee from an initial date of exercise to the end of the Option Validity Period. The Board shall determine the specific initial date of exercise, which shall be a date no earlier than six months after the date of the listing of the ADSs on the NYSE but no later than eight years after the date of grant.

Exercise Price

The Board shall determine the exercise price for each option in accordance with the terms of the 2014 Share Incentive Plan. In any event, the exercise price shall not be lower than the higher of (i) the fair market value of the Share on the date of grant and (ii) the par value of the Share.

Upon the Listing, the exercise price shall also not be lower than the higher of the following: (i) where the options granted are exercisable into the ADSs and the exercise price is determined in U.S. dollars, (a) the closing price of the ADSs as stated in the NYSE's daily quotations sheet on the grant date, which should be a business day of the NYSE, or (b) the average closing price of the ADSs as stated in the NYSE's daily quotation sheets for the five business days immediately preceding the grant date; or (ii) where the options granted are exercisable into the Shares and the exercise price is determined in Hong Kong dollars, (a) the closing price of the Shares as stated in the Stock Exchange's daily quotations sheet on the grant date which should be a business day of the Stock Exchange, or (b) the average closing price of the Shares as stated in the Stock Exchange's daily quotation sheets for the five business days immediately preceding the grant date.

Voting, Transfer and Dividend Rights

Until a grantee is registered as a Shareholder upon exercise of the option, such grantee shall not be entitled to any shareholders' rights (including right to vote or receive dividends or transfer the Shares and liquidation right) or interests attached to any Share underlying the option under the 2014 Share Incentive Plan.

A grantee shall not be entitled to any rights more superior to other Shareholders ranking pari passu with respect to the Shares issued to such grantee upon exercise of the option.

Transfer Restriction

Unless otherwise provided by applicable laws and agreed by the Board, a grantee shall not pledge, transfer or dispose of the options in any other way during the Option Validity Period.

Grant of Awards to Directors, Chief Executives or Substantial Shareholders of the Company

Upon the Listing, any grant of options to our Director, chief executive or substantial shareholder, or any of their respective associates pursuant to the 2014 Share Incentive Plan must be approved by the independent non-executive Directors (excluding any independent non-executive Director who is the grantee of such options).

In addition, upon the Listing, where any grant of options or awards to our independent non-executive Director or substantial shareholder, or any of their respective associates, would result in the Shares issued and to be issued in respect of all options and awards granted (excluding any options and awards lapsed in accordance with the terms of the 2014 Share Incentive Plan and any other share incentive scheme(s) of the Company) to such person in the 12-month period up to and including the date of such grant representing in aggregate over 0.1% of the issued and outstanding Shares, such further grant of options or awards must be approved by the Shareholders in general meeting in the manner set out in the Listing Rules.

Awards

Each grant of options shall be designated in a grant letter issued by the Company to a grantee. Each grant shall be subject to all applicable terms and conditions of the 2014 Share Incentive Plan and the relevant grant letter shall set forth the terms for each award.

Term of the 2014 Share Incentive Plan

The 2014 Share Incentive Plan has a term of ten years. As of the date of this Annual Report, the remaining life of the 2014 Share Incentive Plan is expected to be less than 8 months unless earlier terminated in accordance with its terms.

Clawback

Unless otherwise specified by the plan, in the event of any participant's termination or expiration of his/her employment or contractual engagement with the Group for any reason prior to or within the six months upon the initial public offering, all of the options which are granted to such participant but not yet exercised, regardless of whether such options have vested or not, shall be canceled without any compensation. Unless otherwise specified by the plan, in the event of any participant's termination or expiration of his/her employment or contractual engagement with the Group for any reason after the six months upon the initial public offering, all of the options which are granted to such participant and vested shall be exercised with ninety (90) exercisable days as determined by the Company, or otherwise surrendered to the Company without any compensation.

In the event of any participant's misconduct during the employment, the Company or any other authority designated by the Board may dispose the awards granted to such participants on a case-by-case basis, including but not limited to: (i) the Company or any other authority designated by the Board may, without any compensation, cancel all or part of the options which are granted to such participant but not yet exercised, regardless of whether such options have vested or not; and (ii) if the options granted have been exercised, the Company or any other authority designated by the Board may at any time, but is not obligated to, repurchase all or part of the Shares or related rights issued to the grantee upon the exercise of the options at the lower of the exercise price paid by the grantee or the fair market value of the Shares (as determined by the Board).

Upon the occurrence of a competition event (namely, a grantee (i) becomes a shareholder, director, officer, employee, consultant or partner of any competitor of the Company or Related Entities; or (ii) engages in any act that may advantage the competitor): (i) if, during his or her employment or within 3 years after the termination of such employment, a grantee engages in any competing activity without the written consent of the Company or the relevant Related Entity, all the options (whether vested or not) held by the grantee shall be canceled without any compensation; and (ii) if the options granted have been exercised, the Company or any other authority designated by the Board may at any time, but is not obligated to, repurchase all or part of the Shares or related rights issued to the grantee upon the exercise of the options at the lower of the exercise price paid by the grantee or the fair market value of the Shares (as determined by the Board).

Lapse of Options

An option issued under the 2014 Share Incentive Plan shall lapse automatically after the expiration of the Option Validity Period.

Amendment and Termination

Unless otherwise provided by the 2014 Share Incentive Plan or the applicable rules of the stock exchange where the Shares or ADSs are listed, the Board in general has a right but is not obligated to amend the 2014 Share Incentive Plan (including without limitation, amendments in order to comply with changes in legal or regulatory requirements or facilitate our business needs) at any time and such decision shall be unconditionally binding on all eligible participants. Notwithstanding the above, Shareholders' approval is required for any change to be made to (i) the material terms of the 2014 Share Incentive Plan, (ii) the terms of the 2014 Share Incentive Plan relating to the matters set out in Rule 17.03 of the Listing Rules to the advantage of the participants, or (iii) the authority of the Board or the Plan Administrator to amend the terms of the plan.

The Board may decide to terminate the 2014 Share Incentive Plan before the expiry of its term, following which no further awards will be offered or granted thereunder. Notwithstanding such termination, the outstanding options granted under the 2014 Share Incentive Plan may continue to be vested and/or exercised pursuant to the terms of the grant.

Alterations in the Capital Structure of the Company

In the event of any alteration in the capital structure of the Company by way of capitalization issue, subdivision or consolidation of Shares, rights issue or reduction of the share capital of the Company (other than any alteration in the capital structure of the Company as a result of an issue of Shares as consideration in a transaction to which the Company is a party), the Board may make such corresponding adjustments with respect to the numbers and prices of options and/or Shares, to ensure that (i) any such adjustments should give each grantee the same proportion of the equity capital of the Company, rounded to the nearest whole Share, as that to which that grantee was previously entitled prior to such adjustments, and (ii) no such adjustments shall be made which would result in a Share being issued at less than its nominal value. Except for the adjustments resulting from the capitalization issue, any other adjustment shall be confirmed in writing by the independent financial advisor or the auditor that such adjustment complies with the terms and conditions of the 2014 Share Incentive Plan. Subject to the applicable rules of the stock exchange where the Shares or ADSs are listed, the determination by the Board shall be final and binding.

Inside Information

We will not grant any options in the following circumstances: (i) after inside information has come to our knowledge until (and including) the trading day after we have announced the information; (ii) during the period commencing one month immediately before the earlier of (a) the date of the Board meeting (or such date is first notified to the Stock Exchange under the Listing Rules) for approving our results for any year, half-year, quarterly or any other interim period; and (b) the deadline for us to announce its results for any year or half-year under the Listing Rules, or quarterly or any other interim period, and ending on the date of the results announcement. No options will be granted by our Company during any period of delay in publishing a results announcement.

2019 Performance Share Unit Plan

The principal terms of the 2019 Performance Share Unit Plan, as conditionally amended and restated, are as described below.

Purpose

The purposes of the 2019 Performance Share Unit Plan are to promote long-term sustainable development of the Company and its Related Entities (as defined below), maximize the value for the Shareholders and achieve win-win situation among the Shareholders, the Company and the employees of the Company or its Related Entities.

Eligible Participants

The Company's Directors, officers, employees, service providers (the "**Service Provider Participants**") or employees of any entity directly or indirectly controlling or controlled by the Company through voting or contractual arrangement, or directly or indirectly under common control with the Company (the "**Related Entities**"), as determined by our Board from time to time, are eligible to participate in the 2019 Performance Share Unit Plan. In particular, the Service Provider Participants refer to the persons who have been and continue to provide the Company with services beneficial to its long-term development in the ordinary course of business, including the persons who provide the Company with consulting services and business cooperation services. In assessing whether the Service Provider Participants' eligibility to participate in the 2019 Performance Share Unit Plan, the Board shall take into account the nature and length of services provided as well as the long-term interests of the Company.

The eligibility of Service Provider Participants to participate in the 2019 Performance Share Unit Plan is consistent with the purpose of the 2019 Performance Share Unit Plan. The Service Provider Participants, by holding on to equity incentives, will benefit from our long term growth. It encourages the Service Provider Participants to contribute to the Group and aligns the interest of the Service Provider Participants with our interests.

Maximum Numbers of Shares

The maximum aggregate number of shares authorized and reserved under the 2019 Performance Share Unit Plan is 15,000,000 ordinary Shares.

The total number of Shares which may be issued upon the vesting or exercise of all performance share units and options that may be granted pursuant to the 2019 Performance Share Unit Plan and any other share incentive scheme(s) of the Company in aggregate is 45,644,803 Shares, representing approximately 3.98% of the total number of issued and outstanding Shares as of the date of this Annual Report and less than 10% of the total number of issued and outstanding Shares as of April 12, 2023.

The total number of Shares which may be issued pursuant to awards to be granted to the Service Provider Participants under the 2019 Performance Share Unit Plan is 3,000,000 Shares, being 0.3% of the total number of issued and outstanding Shares as of April 12, 2023 and representing approximately 0.3% of the total number of issued and outstanding Shares as of the date of this Annual Report.

Maximum Entitlement of a Grantee

Unless approved by the Shareholders in general meeting in the manner set out in the applicable rules of the stock exchange where the Shares or ADSs are listed, the total number of Shares issued and to be issued upon the vesting or exercise of all awards and options granted and to be granted under the 2019 Performance Share Unit Plan and any other share incentive scheme(s) of the Company to each eligible participant (excluding any lapsed award) in any 12-month period shall not exceed 1% of the total number of issued and outstanding Shares.

Plan Administration

The 2019 Performance Share Unit Plan shall be administrated by the Board. The Board shall determine the participants to receive performance share units, the number of performance share units to be granted, the time and number of performance share units to be unlocked, and other terms and conditions of each grant. The Board may delegate authority to a director, a committee of the board, or other designated person (the "**Plan Administrator**") to administer the 2019 Performance Share Unit Plan.

Unlocking Schedule and Performance Target

Unless otherwise approved by the Board, the performance share units granted shall become unlocked over a period of four years, and the maximum number of performance share units to be unlocked in each year shall be 25% of the total performance share units granted in each batch. The first unlocking date shall be the first anniversary of the date of grant (or the first anniversary of the day immediately following the date of grant if there is no anniversary of such date of grant).

The unlocking of the performance share units is subject to performance targets. In determining the number of performance share units to be unlocked in each batch, the Board shall take into account (i) the operating results of the Company and the Related Entities, (ii) the share price and (iii) the individual performance of such grantee in the most recent appraisal and the ranking of the performance of such grantee. The performance targets attached to each grant may be adjusted by the Board from time to time.

Validity of Performance Share Units

Any performance share units granted under the 2019 Performance Share Unit Plan shall remain valid for ten years from the date of grant (the "**PSU Validity Period**"). Performance share units shall lapse automatically (to the extent not already vested or lapsed) on the expiry of such term. Unless otherwise required by applicable laws or by the Board or provided by the 2019 Performance Share Unit Plan, all unlocked performance share units may be purchased by the grantee from an initial date of vesting to the end of the PSU Validity Period. The Board shall determine the specific initial date of vesting, which shall be a date no earlier than six months after the date of the listing of the ADSs on the NYSE but no later than eight years after the date of grant.

Voting, Transfer and Dividend Rights

Until a grantee is registered as a Shareholder upon vesting of the performance share unit, such grantee shall not be entitled to any shareholders' rights (including right to vote or receive dividends or transfer the Shares and liquidation right) or interests attached to any Share underlying the performance share units under the 2019 Performance Share Unit Plan.

A grantee shall not be entitled to any rights more superior to other Shareholders ranking pari passu with respect to the Shares issued to such grantee upon vesting of the performance share units.

Transfer Restriction

Unless otherwise provided by applicable laws and agreed by the Board, a grantee shall not pledge, transfer or dispose of the performance share units in any other way during the PSU Validity Period.

Grant of Awards to Directors, Chief Executives or Substantial Shareholders of the Company

Any grant of performance share units to our Director, chief executive or substantial shareholder, or any of their respective associates pursuant to the 2019 Performance Share Unit Plan must be approved by the independent non-executive Directors (excluding any independent non-executive Director who is the grantee of such options).

In addition, where any grant of performance share units or options to our independent non-executive Director or substantial shareholder, or any of their respective associates, would result in the Shares issued and to be issued in respect of all performance share units and options granted (excluding any performance share units and options lapsed in accordance with the terms of the 2019 Performance Share Unit Plan and any other share incentive scheme(s) of the Company) to such person in the 12-month period up to and including the date of such grant representing in aggregate over 0.1% of issued and outstanding Shares, such further grant of options or awards must be approved by the Shareholders in general meeting in the manner set out in the Listing Rules.

Furthermore, where any grant of performance share units or options to our Director (excluding independent non-executive Director) or chief executive, or any of their respective associates, would result in the Shares issued and to be issued in respect of all performance share units and options granted (excluding any performance share units and options lapsed in accordance with the terms of the 2019 Performance Share Unit Plan and any other share incentive scheme(s) of the Company) to such person in the 12-month period up to and including the date of such grant representing in aggregate over 0.1% of the Shares in issue, such further grant of options or awards must be approved by the Shareholders in general meeting in the manner set out in the Listing Rules.

Awards

Each grant of performance share units shall be designated in a grant letter issued by the Company to a grantee. Each grant shall be subject to all applicable terms and conditions of the 2019 Performance Share Unit Plan and the relevant grant letter shall set forth the terms for each award.

Term of the 2019 Performance Share Unit Plan

The 2019 Performance Share Unit Plan has a term of ten years. As of the date of this Annual Report, the remaining life of the 2019 Performance Share Unit Plan is expected to be less than 6 years unless earlier terminated in accordance with its terms.

Clawback

Unless otherwise specified by the plan, in the event of any participant's termination or expiration of his/her employment or contractual engagement with the Group for any reason prior to or within the six months upon the initial public offering, all of the performance share units which are granted to such participant but not yet vested, regardless of whether such options have been unlocked or not, shall be canceled without any compensation. Unless otherwise specified by the plan, in the event of any participant's termination or expiration of his/her employment or contractual engagement with the Group for any reason after the six months upon the initial public offering, all of the performance share unites which are granted to such participant and unlocked shall be vested with ninety (90) vesting days as determined by the Company, or otherwise surrendered to the Company without any compensation.

In the event of any participant's misconduct during the employment, the Company or any other authority designated by the Board may dispose the awards granted to such participants on a case-by-case basis, including but not limited to: (i) the Company or any other authority designated by the Board may, without any compensation, cancel all or part of the performance share units which are granted to such participant but not yet vested, regardless of whether such performance share units have been unlocked or not; and (ii) if the performance share units granted have been vested, the Company or any other authority designated by the Board may at any time, but is not obligated to, repurchase all or part of the Shares or related rights issued to the grantee upon the vesting of the performance share units at the fair market value of the Shares (as determined by the Board).

Upon the occurrence of a competition event (namely, a grantee (i) becomes a shareholder, director, officer, employee, consultant or partner of any competitor of the Company or Related Entities; or (ii) engages in any act that may advantage the competitor): (i) if, during his or her employment or within 3 years after the termination of such employment, a grantee engages in any competing activity without the written consent of the Company or the relevant Related Entity, all the performance share units (whether unlocked or not) held by the grantee shall be canceled without any compensation; and (ii) if the performance share units granted have vested, the Company or any other authority designated by the Board may at any time, but is not obligated to, repurchase all or part of the Shares or related rights issued to the grantee upon the vesting of the performance share units at the fair market value of the Shares (as determined by the Board).

Lapse of Performance Share Units

An performance share unit issued under the 2019 Performance Share Unit Plan shall lapse automatically after the expiration of the PSU Validity Period.

Amendment and Termination

Unless otherwise provided by the 2019 Performance Share Unit Plan or the applicable rules of the stock exchange where the Shares or ADSs are listed, the Board in general has a right but is not obligated to amend the 2019 Performance Share Unit Plan (including without limitation, amendments in order to comply with changes in legal or regulatory requirements or facilitate our business needs) at any time and such decision shall be unconditionally binding on all eligible participants. Notwithstanding the above, Shareholders' approval is required for any change to be made to (i) the material terms of the 2019 Performance Share Unit Plan, (ii) the terms of the 2019 Performance Share Unit Plan relating to the matters set out in Rule 17.03 of the Listing Rules to the advantage of the participants, or (iii) the authority of the Board or the Plan Administrator to amend the terms of the plan.

The Board may decide to terminate the 2019 Performance Share Units Plan before the expiry of its term, following which no further awards will be offered or granted thereunder. Notwithstanding such termination, the outstanding performance share units granted under the 2019 Performance Share Unit Plan may continue to be unlocked and/or vested pursuant to the terms of the grant.

Alterations in the Capital Structure of the Company

In the event of any alteration in the capital structure of the Company by way of capitalization issue, subdivision or consolidation of Shares, rights issue or reduction of the share capital of the Company (other than any alteration in the capital structure of the Company as a result of an issue of Shares as consideration in a transaction to which the Company is a party), the Board may make such corresponding adjustments with respect to the numbers and prices of performance share units and/or Shares, to ensure that (i) any such adjustments should give each grantee the same proportion of the equity capital of the Company, rounded to the nearest whole Share, as that to which that grantee was previously entitled prior to such adjustments, and (ii) no such adjustments shall be made which would result in a Share being issued at less than its nominal value. Except for the adjustments resulting from the capitalization issue, any other adjustment shall be confirmed in writing by the independent financial advisor or the auditor that such adjustment complies with the terms and conditions of the 2019 Performance Share Unit Plan. Subject to the applicable rules of the stock exchange where the Shares or ADSs are listed, the determination by the Board shall be final and binding.

Inside Information

We will not grant any performance share units in the following circumstances: (i) after inside information has come to our knowledge until (and including) the trading day after we have announced the information; (ii) during the period commencing one month immediately before the earlier of (a) the date of the Board meeting (or such date is first notified to the Stock Exchange under the Listing Rules) for approving our results for any year, half-year, quarterly or any other interim period; and (b) the deadline for us to announce its results for any year or half-year under the Listing Rules, or quarterly or any other interim period, and ending on the date of the results announcement. No performance share units will be granted by our Company during any period of delay in publishing a results announcement.

Outstanding Options and PSUs under the Share Incentive Plans

Options

2014 Share Incentive Plan

The Company did not grant further options under the 2014 Share Incentive Plan after the Listing Date. Details of the movements of the options granted under the 2014 Share Incentive Plan during the period from the Listing Date and up to December 31, 2023 are as follows:

Name or category of the Grantee	Position	Date of grant	Vesting period	Date of expiration	Exercise price for options (per Share in RMB)	Number of options outstanding as of the Listing Date	Number of options exercised during the period from the Listing Date and up to December 31, 2023	Exercise price for options exercised during the period from the Listing Date and up to December 31, 2023 (per Share in RMB)	Weighted average closing price of Shares immediately before the date of exercise	Number of options cancelled during the period from the Listing Date and up to December 31, 2023	Exercise price for options cancelled during the period from the Listing Date and up to December 31, 2023 (per Share in RMB)	Number of options lapsed during the period from the Listing Date and up to December 31, 2023	Number of options outstanding as of December 31, 2023
Yong Suk CHO (趙容奭)	Chairman of the Board and Chief Executive Officer	April 8, 2016 and December 29, 2017	4 years	April 8, 2026 and December 29, 2027	98.06-118.0	500,000	-	-	-	-	-	-	500,000
Gregory Dean GIBB (計葵生)	Executive Director and Co-Chief Executive Officer	December 22, 2014 to April 1, 2017	4 years	December 22, 2024 to April 1, 2027	8.0-98.06	557,209.5	-	-	-	-	-	-	557,209.5
Other Employees (in aggregate)	-	August 16, 2014 to November 27, 2018	1 year to 4 years	August 16, 2024 to November 27, 2028	8.0-118.0	10,998,976.5	117,835	8.0	HK$22.20	-	-	558,921	10,322,220.5
Service Provider Participants (in aggregate)	-	December 22, 2014 to March 19, 2018	4 years	December 22, 2024 to March 19, 2028	8.0-118.0	2,169,853	12,876	8.0	HK$ 22.31	-	-	142,382	2,014,595
Related Entities (in aggregate)	-	-	-	-	-	-	-	-	-	-	-	-	-
Total						**14,226,039**	**130,711**			**-**	**-**	**701,303**	**13,394,025**

Note:

(1) No consideration is required to be paid for the grant of options.

2019 ***Performance Share Unit Plan***

Details of the movements of the performance share units ("**PSUs**", or each "**PSU**") granted under the 2019 Performance Share Unit Plan during the period from the Listing Date and up to December 31, 2023 are as follows:

Name or category of the Grantee	Position	In respect of unvested PSUs as of the Listing Date: Date of grant	Unlocking period	Date of expiration	Purchase price	Number of unvested PSUs as of the Listing Date	Number of unvested PSUs vested during the period from the Listing Date and up to December 31, 2023	Weighted average closing price of Shares immediately before the date of vesting	In respect of PSUs granted during the period from the Listing Date and up to December 31, 2023: Number of PSUs granted during the period from the Listing Date and up to December 31, 2023	Number of PSUs vested during the period from the Listing Date and up to December 31, 2023	Date of grant	Unlocking period	Date of expiration	Purchase price	Performance target	Closing price of Share/ADS immediately before the date of grant	Fair value of PSUs granted at the date of grant	Number of PSUs cancelled during the period from the Listing Date and up to December 31, 2023	Number of PSUs lapsed during the period from the Listing Date and up to December 31, 2023	Number of PSUs unvested as of December 31, 2023
Yong Suk CHO (趙容奭)	Chairman of the Board and Chief Executive Officer	November 1, 2020	4 years	November 1, 2030	Nil	27,150	-	-	-	-	-	-	-	-	-	-	-	-	-	27,150
Gregory Dean GIBB (計葵生)	Executive Director and Co-Chief Executive Officer	November 1, 2020	4 years	November 1, 2030	Nil	54,017	-	-	-	-	-	-	-	-	-	-	-	-	-	54,017
Guangheng JI (冀光恒)[5]	Non-executive Director	April 1, 2020 and November 1, 2020	4 years	April 1, 2030 and November 1, 2030	Nil	428,975	-	-	-	-	-	-	-	-	-	-	-	-	-	428,975
Other Employees (in aggregate)	-	May 1, 2020 and November 1, 2021	4 years	May 1, 2030 and November 1, 2031	Nil	1,407,784	52,861	HK$20.08	32,000	-	June 1, 2023	4 years	June 1, 2033	Nil	*(Note 4)*	HK$21.1 per Share & US$1.28 per ADS[3]	RMB8.90 per share (RMB4.45 per ADS)[2][3]	-	135,025	1,251,898
Service Provider Participants (in aggregate)	-	May 1, 2020 and September 1, 2021	4 years	May 1, 2030 and September 1, 2031	Nil	353,647	26,956	HK$20.81	-	-	-	-	-	-	-	-	-	-	16,950	309,741
Related Entities (in aggregate)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total						**2,271,573**	**79,817**		**32,000**									**-**	**151,975**	**2,071,781**

Notes:

(1) No consideration is required to be paid for the grant of PSUs.

(2) The Group utilized Monte-Carlo simulation model to calculate the fair value of the PSUs granted. The key assumptions used in Monte-Carlo simulation model are the risk-free rate, expected volatility rate and expected dividend yield. The risk-free rate was estimated based on the yield of the U.S. treasury bond with a maturity life similar to the unlocking period of the PSUs granted and other related risk adjustments. The expected volatility rate was estimated based on the historical volatility of the guideline companies to which the Company's business nature and performance would be compared, over a period of time commensurable in length to the unlocking period of the PSUs granted. The expected dividend yield was estimated based on an analysis of historical dividend relative to historical share/ADS price. Further details of the accounting standard and policy adopted for assessing the fair value of the PSUs granted during the period from the Listing Date to December 31, 2023 are set out in Note 3.22 to Appendix I to the Listing Document.

(3) References to the price of ADS were calculated based on the then effective ADS to Shares ratio, i.e., every two ADSs represents one Share. Effective from December 15, 2023, every one ADS represents two Shares.

(4) The unlocking of the PSUs granted is subject to performance targets. In determining the number of PSUs granted to be unlocked in each applicable year, the Board shall take into account (i) the operating results of the Company, (ii) the performance of the Share price and (iii) the individual performance of each Grantee in the most recent annual appraisal and the ranking of the performance of such grantee. Any Grantee whose performance is among the bottom 10% in the most recent annual appraisal shall be disqualified from unlocking the PSUs granted for the applicable year, and the unlockable PSUs for such year shall be forfeited without any compensation from the Company.

(5) Mr. Guangheng JI resigned as a non-executive Director with effect from August 8, 2023.

Corporate Governance

Details of the principal corporate governance practices adopted by the Company are set out in the section of "Corporate Governance Report" of this Annual Report.

Results and Dividends

The operating results of the Group for the year ended December 31, 2023 and the financial positions of the Company and the Group as of the same date are set out in the consolidated financial statements.

The Board declared a semi-annual dividend of US$0.078 per Shares or US$0.039 per ADS for the six months ended June 30, 2023, payable in cash and have been paid to the holders of Shares on Tuesday, October 24, 2023, Hong Kong time and to the holders of ADSs on October 30, 2023, New York time, respectively.

The Board did not recommend the distribution of an annual dividend for the year ended December 31, 2023.

On March 21, 2024, the Board resolved to recommend the declaration and distribution of the Special Dividend. The Special Dividend will be payable in cash, with eligible holders of Shares given an option to elect to receive the Special Dividend wholly in the form of new Shares and eligible holders of ADSs given an option to elect to receive the Special Dividend wholly in the form of new ADSs (except for Hong Kong Securities Clearing Company Nominees Limited, the Depositary, and other intermediaries such as brokers that are aggregating the elections of more than one holder, which may elect to receive their entitlement partly in cash and partly in the form of new Shares or ADSs). For details of the Special Dividend, please refer to the announcements of the Company dated March 21, 2024 and March 25, 2024, respectively.

There was no arrangement under which any Shareholder has waived or agreed to waive any dividend during the Reporting Period.

Auditor

The consolidated financial statements for the year ended December 31, 2023 have been audited by PricewaterhouseCoopers, which will retire at the conclusion of the forthcoming annual general meeting and, being eligible, offer themselves for re-appointment. A resolution on the re-appointment of PricewaterhouseCoopers as the auditor of the Company will be proposed at the forthcoming annual general meeting.

For and on behalf of the Board
Mr. Yong Suk CHO *(Chairman and Chief Executive Officer)*

April 23, 2024

Biographical Details of Directors and Senior Management

Directors

Executive Directors

Mr. Yong Suk CHO (趙容奭), aged 52, has been the chairman of our board and chief executive officer of the Company since August 2022, and he served as co-chief executive officer of the Company from January 2021 to August 2022 and has been a director of the Company since March 2016. He has been re-designated as an executive Director with effect from the Listing Date. He has also been a director of Ping An Puhui since December 2017. Mr. Cho has extensive experience in the consumer finance industry. Mr. Cho served as the vice president of portfolio management team of Citibank Korea from July 1999 to March 2006, and senior vice president of marketing department of the Hongkong and Shanghai Banking Corporation Limited, Seoul Branch from April 2006 to October 2007. Mr. Cho subsequently joined Ping An Group where he held a number of management positions, including deputy general manager of the business & strategy development division of the credit guarantee insurance business department, assistant to the general manager, deputy general manager and general manager of the credit guarantee insurance business department from October 2007 to February 2015. Mr. Cho obtained his MBA degree from the University of California, Berkeley, Haas School of Business in May 1999.

Mr. Gregory Dean GIBB (計葵生), aged 57, has been the co-chief executive officer of the Company since January 2021 and a director of the Company since December 2014, and he served as our chief executive officer from March 2016 to January 2021. He has been re-designated as an executive Director with effect from the Listing Date. He has also been the legal representative of Shanghai Lufax since September 2011. Mr. Gibb has over 20 years of experience serving multinational and domestic companies in the finance and investment industry. Mr. Gibb served various positions at McKinsey & Company from January 1992 to September 2006, including as its director and the chief operating officer of Taishin Financial Holding Co., Ltd, a company listed on the Taiwan Stock Exchange (stock code: 2887), from September 2006 to May 2011. After that, Mr. Gibb joined Ping An Insurance and served as the chief innovation officer from May 2011 to April 2013. Mr. Gibb obtained his bachelor of arts degree from Middlebury College in May 1989.

Non-executive Directors

Mr. Yonglin XIE (謝永林), aged 55, has been a director of the Company since August 2023. He is currently an executive director, the president and co-CEO of Ping An Insurance (Group) Company of China Ltd. (a company whose shares are dually listed on the Shanghai Stock Exchange (stock code: 601318) and the Stock Exchange (stock code: 2318) and one of the Controlling Shareholders of the Company) ("**Ping An Insurance**") and the chairman of Ping An Bank Co., Ltd. (a company whose shares are listed on the Shenzhen Stock Exchange (stock code: 000001)) ("**Ping An Bank**"). Mr. XIE joined Ping An Insurance in 1994 and has been serving as a director of Ping An Insurance since April 2020. He was the deputy director of Ping An Insurance's Strategic Development & Reform Center from June 2005 to March 2006. He held positions of the operations director, the human resources director, and a vice president of Ping An Bank from March 2006 to November 2013, and served as the special assistant to the chairman, the president and the CEO, and the chairman of Ping An Securities Co., Ltd. from November 2013 to November 2016 consecutively. He was a senior vice president of Ping An Insurance from September 2016 to December 2019. Previously, Mr. XIE served as the deputy general manager of sub-branches of Ping An Property & Casualty Insurance Company of China, Ltd., the deputy general manager and then the general manager of branches of Ping An Life Insurance Company of China, Ltd., and the general manager of the marketing department of Ping An Life. Mr. XIE graduated from Nanjing University with a Ph.D. in Corporate Management and a Master of Science degree.

Ms. Xin FU (付欣), aged 44, has been a director of the Company since November 2022. She has been re-designated as an non-executive Director with effect from the Listing Date. Currently, she has been serving as the senior vice president of Ping An Group since August 2023. She joined Ping An Group in October 2017 as general manager of its planning department, and served as deputy chief financial officer of Ping An Group between March 2020 and March 2022. Prior to joining Ping An Group, Ms. Fu worked in Roland Berger Enterprise Management (Shanghai) Co., Ltd from August 2015 to October 2017, where she had years of experience in planning and implementing finance and fintech related projects. Ms. Fu has also been serving as a non-executive director of OneConnect Financial Technology Co., Ltd., a company listed on the NYSE (stock code: OCFT) and on the Hong Kong Stock Exchange (stock code: 6638), since November 2022. Ms. Fu obtained a master's degree in business administration from Shanghai Jiao Tong University in June 2012.

Mr. Yuqiang HUANG (黃玉強), aged 42, has been a director of the Company since December 2022. He has been re-designated as an non-executive Director with effect from the Listing Date. Currently, he has been serving as a non-executive director of Ping An Leasing International Co., Ltd. since December 2022, a non-executive director of Ping An Real Estate Co., Ltd. since December 2022, the general manager of audit and supervision department of Ping An Group since March 2023 and the person-in-charge of auditing of Ping An Group since June 2023. Mr. Huang has over 18 years of experience in risk management of the financial industry. Mr. Huang held various positions at Shenzhen Development Bank (now merged with and renamed as Ping An Bank) from July 2004 to May 2021, including as manager of the economic capital and portfolio management office of the risk management department of the head office from April 2015 to December 2016, manager of the credit risk management office of the risk management department of the head office from December 2016 to September 2018, and deputy general manager and subsequently general manager of the asset monitoring department of the head office from September 2018 to May 2021. Mr. Huang obtained a bachelor's degree in business management from Nanjing University in June 2004.

Independent Non-executive Directors

Mr. Rusheng YANG (楊如生), aged 56, has been an independent director of the Company since July 2020 and has been re-designated as an independent non-executive Director with effect from the Listing Date. Mr. Yang currently is a partner at Jonten Certified Public Accountants and an independent non-executive director of IPE Group Limited, a company listed on the Hong Kong Stock Exchange (stock code: 929), since June 2017. Mr. Yang has over 20 years of experience in the finance, audit and tax industries. Mr. Yang served as the senior manager at Shenzhen Yongming CPA Co., Ltd. from October 1994 to December 2000, partner at Shenzhen Guangshen Certified Public Accountants Firm from January 2001 to December 2004, managing partner at Shenzhen Youxin Certified Public Accountants Firm from January 2005 to July 2007, managing partner at Wanlong Asia CPA Co., Ltd. from August 2007 to September 2009, partner at Crowe Horwath China Certified Public Accountants Co., Ltd. from October 2009 to September 2013, and partner at Rui Hua Certified Public Accountants from October 2013 to December 2019. Mr. Yang has been a partner at Zhongtianyun Certified Public Accountants (Special General Partnership) since January 2020. Mr. Yang obtained his master's degree in accounting from Jinan University in June 1993. Mr. Yang is a certified public accountant since January 1995 and is currently a certified tax agent in the PRC.

Mr. Weidong LI (李偉東), aged 55, has been an independent director of the Company since April 2018 and has been re-designated as an independent non-executive Director with effect from the Listing Date. Mr. Li has been an independent director of Shenzhen Yitoa Intelligent Control Co., Ltd., a company listed on the Shenzhen Stock Exchange (stock code: 300131), since November 2023, an independent director of Shenzhen Yan Tian Port Holdings Co., Ltd., a company listed on the Shenzhen Stock Exchange (stock code: 000088), since June 2022, an independent non-executive director of Ocean Line Port Development Limited, a company listed on the Hong Kong Stock Exchange (stock code: 8502), since June 2018, an independent non-executive director of China Traditional Chinese Medicine Holdings Co. Limited, a company listed on the Hong Kong Stock Exchange (stock code: 00570), since February 2019, and Mr. Li had also been an independent director of Ping An Securities Co., Ltd. from September 2016 to November 2022, an independent director of AVIC Sanxin Co., Ltd. (currently known as Hainan Development Holdings Nanhai Co., Ltd.), a company listed on the Shenzhen Stock Exchange (stock code: 002163), from June 2018 to June 2020, an independent director of Shenzhen MYS Environmental Protection & Technology Co., Ltd., a company listed on the Shenzhen Stock Exchange (stock code: 002303), from September 2013 to November 2019, and an independent director of Netac Technology Co., Ltd., a company listed on the Shenzhen Stock Exchange (stock code: 300042), from February 2014 to February 2017, respectively. Mr. Li has extensive experience in corporate legal affairs. Mr. Li was a lawyer at Jiangsu Jingwei Law Firm (later known as Jiangsu Gaode Law Firm) from February 1994 to March 1997. Mr. Li obtained his bachelor's degrees in mineral ore geochemistry and economic law from Nanjing University in July 1990 and July 1992, respectively. He obtained his Ph.D. degree in law from the City University of Hong Kong in November 2004. Mr. Li is currently a qualified lawyer in the PRC and a registered foreign lawyer with the Law Society of Hong Kong.

Mr. Xudong ZHANG (張旭東), aged 58, has been an independent director of the Company since April 2018 and has been re-designated as an independent non-executive Director with effect from the Listing Date. Mr. Zhang also served as an independent director of Ping An Securities Co., Ltd. from January 2017 to November 2022 and is a director of Chifeng Jilong Gold Mining Co., Ltd., a company listed on the Shanghai Stock Exchange (stock code: 600988) since January 2022. Mr. Zhang is currently the chairman of Huakong Tsingjiao Information Science (Beijing) Co., Ltd. Mr. Zhang has extensive experiences in the financial services industry. Mr. Zhang served as a private placement service analyst in New England Financial from October 1990 to June 1994, a vice president in BankBoston, N.A. from July 1994 to September 1996, and a managing director of corporate finance department in Koch Industries, Inc. from September 1996 to July 1998. Mr. Zhang subsequently served as the managing director and head of China structured sales in global markets division of Deutsche Bank AG, Hong Kong Branch from March 2007 to August 2009, and the managing director of the fixed income, currency & commodities divisions of Goldman Sachs (Asia) L.L.C. from September 2009 to December 2012. He was the chairman of Sapinda Asia Pacific Holdings Limited from July 2014 to September 2016. Mr. Zhang obtained his master's degree in community economic development from Southern New Hampshire University (formerly known as New Hampshire College) in September 1990.

Mr. David Xianglin LI (李祥林), aged 59, has been an independent director of the Company since January 2021 and has been re-designated as an independent non-executive Director with effect from the Listing Date. Mr. Li is currently a clinical professor and co-director (academic) of the master of finance program at the Shanghai Advanced Institute of Finance, and an vice president of Chinese Academy of Financial Research at Shanghai Jiao Tong University and deputy director of the China Academy of Financial Research. Mr. Li has extensive experience in the finance industry and is a recognized leader in credit derivatives research and risk management. Prior to his current position, Mr. Li served as the investment vice president in risk management at Prudential Financial from March 2016 to June 2017, and managing director and the head of risk management group at China International Capital Corporation Ltd. from June 2008 to February 2012. Mr. Li also has extensive research experiences in various financial institutions, including Citigroup, Canadian Imperial Bank of Commerce, AXA Financial, RiskMetrics Group and Barclays Capital. Mr. Li obtained his bachelor's degree in mathematics from Yangzhou Normal College (consolidated into and currently known as Yangzhou University) in July 1983, master's degree in monetary banking from Nankai University in June 1987, MBA degree from Laval University in May 1991, and Ph.D. degree in statistics from the University of Waterloo in October 1995.

Senior Management

Mr. Yong Suk CHO (趙容奭), is our executive Director, chairman of the Board and chief executive officer. See "Directors" in this section for his biographical details.

Mr. Gregory Dean GIBB (計葵生) is our executive Director and co-chief executive officer. See "Directors" in this section for his biographical details.

Mr. Dongqi CHEN (陳東起), aged 55, has been the general manager of the Company since August 2022. He currently also serves as chairman of Ping An Consumer Finance. Mr. Chen has over 25 years of experience in sales management and the financial industry. Prior to his current positions, Mr. Chen has served as general manager of Ping An Puhui from June 2020 to August 2022, executive deputy general manager of Ping An Puhui from February 2017 to June 2020, deputy general manager of Ping An Puhui from June 2016 to February 2017, and assistant to the general manager of Ping An Puhui from July 2015 to May 2016. Mr. Chen has served as assistant to the general manager of Ping An Insurance Agency Co., Ltd. from November 2014 to June 2015 and held a number of positions in Ping An Property & Casualty Insurance Company of China Ltd. from September 1996 to October 2014, including as assistant to general manager of the Credit Guarantee Insurance Business Unit from July 2013 to October 2014. Mr. Chen received his bachelor's degree in insurance from Nankai University in July 1991.

Ms. Youn Jeong LIM (林允禎), aged 53, has been the chief risk officer of the Company since August 2022. She served as vice president of Ping An Puhui from March 2017 to August 2022, and was also the chief risk officer of Ping An Puhui, where she was responsible for the comprehensive risk management of retail lending business of the Company. Ms. Lim has led the transformation of Ping An Puhui's risk management system from a traditional model into a technology-supported, data-driven online model. Prior to joining Ping An Puhui in May 2008, Ms. Lim has served as the head of consumer finance risk management department of Standard Chartered Bank in Korea from July 2006 to April 2008 and the head of credit card business planning department of Citibank in Korea from April 1999 to September 2005. Ms. Lim received her master's degree in arts from Ohio State University in June 1996.

Mr. David Siu Kam CHOY (徐兆感), aged 49, has been the chief financial officer of the Company since August 2022. He has also been the chief financial officer of Ping An Puhui since October 2018. Mr. Choy served in various positions at KPMG Hong Kong and Ernst & Young Beijing, Guangzhou and Hong Kong from July 1997 to September 2005, and served as the general manager of the finance department of Shenzhen Development Bank Company Limited (now known as Ping An Bank) from October 2005 to December 2006. Mr. Choy subsequently joined Ping An Insurance where he served as the deputy general manager of group finance department from March 2007 to January 2009, deputy general manager of group planning department from January 2009 to March 2014, and deputy general manager and general manager of group treasury department from March 2014 to September 2018. Representing Ping An Insurance during his service at the group, Mr. Choy also served in various directorship roles within the Ping An Group, namely, chairman of Ping An Overseas Holdings, director of each of Shenzhen Ping An Fintech Company, Ping An of China Asset Management (Hong Kong) Company Limited, Ping An Real Estate Co., Ltd. and Ping An Yiqianbao E-commerce Company Limited. Mr. Choy obtained his bachelor's degree in finance from The Hong Kong University of Science and Technology in November 1997 and his master's degree in corporate governance and directorship from the Hong Kong Baptist University in November 2015. He also completed the senior executives program in corporate governance at Stanford University in March 2017. He is currently a member of the Hong Kong Institute of Certified Public Accountants.

Mr. Jinliang MAO (毛進亮), aged 57, has been the chief technology officer of the Company since December 2017. He has also been the general manager of Lufax (Shenzhen) Technology since September 2018. Mr. Mao has extensive experience in internet technology. He joined Ping An in April 1993 and has since then held various positions relating to information management within Ping An Group. Mr. Mao obtained his bachelor's degree in engineering from National University of Defense Technology in July 1988 and master's degree in engineering from National University of Defense Technology in June 1991.

Company Secretary

Ms. Sharon Wing Han LEUNG (梁穎嫻) has been appointed as our company secretary. Ms. Leung possesses more than 15 years of experience in the company secretary profession. She is familiar with the Listing Rules, the Companies Ordinance as well as compliance work for offshore companies. Ms. Leung is currently a director of Corporate Services of Tricor Services Limited and has been providing corporate secretarial and compliance services to a portfolio of clients including multinational corporations and private companies.

Ms. Leung is a Chartered Secretary, a Chartered Governance Professional and a fellow member of both The Hong Kong Chartered Governance Institute (formerly known as "The Hong Kong Institute of Chartered Secretaries") and The Chartered Governance Institute in the United Kingdom. She is also a member of the Hong Kong Institute of Certified Public Accountants. Ms. Leung obtained a bachelor's degree in business administration and a master's degree in laws.

Change in Directors' Information

The changes in Directors' information as required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules are set out below:

Name of Director	Details of Change
Mr. Yonglin XIE (謝永林)	Mr. Yonglin XIE was appointed as a non-executive Director of the Company with effect from August 8, 2023
Mr. Guangheng JI (冀光恒)	Mr. Guangheng JI resigned as non-executive Director of the Company with effect from August 8, 2023
Ms. Xin FU (付欣)	Ms. Xin FU served as the senior vice president of Ping An Group since August 2023
Mr. Yuqiang HUANG (黃玉強)	Mr. Yuqiang HUANG served as the person-in-charge of auditing of Ping An Group since June 2023
Mr. Weidong LI (李偉東)	Mr. Weidong LI served as an independent director of Shenzhen Yitoa Intelligent Control Co., Ltd., a company listed on the Shenzhen Stock Exchange (stock code: 300131), since November 2023

Save as disclosed above, there are no other changes in the Directors' biographical details which are required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules.

Independent Auditor's Report

To the Shareholders of Lufax Holding Ltd
(incorporated in the Cayman Islands with limited liability)

Opinion

What we have audited

The consolidated financial statements of Lufax Holding Ltd (the "Company") and its subsidiaries (the "Group"), which are set out on pages 103 to 238, comprise:

- the consolidated statements of financial position as of December 31, 2023;
- the consolidated statements of comprehensive income for the year then ended;
- the consolidated statements of changes in equity for the year then ended;
- the consolidated statements of cash flows for the year then ended; and
- the notes to the consolidated financial statements, comprising material accounting policy information and other explanatory information.

Our opinion

In our opinion, the consolidated financial statements give a true and fair view of the consolidated financial position of the Group as of December 31, 2023, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards and have been properly prepared in compliance with the disclosure requirements of the Hong Kong Companies Ordinance.

Basis for Opinion

We conducted our audit in accordance with International Standards on Auditing ("ISAs"). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We are independent of the Group in accordance with the International Code of Ethics for Professional Accountants (including International Independence Standards) issued by the International Ethics Standards Board for Accountants ("IESBA Code"), and we have fulfilled our other ethical responsibilities in accordance with the IESBA Code.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Key audit matters identified in our audit are summarised as follows:

- Revenue recognition on loan enablement service fees and post-origination service fees
- Provision for impairment losses for loans to customers and financing guarantee contracts
- Goodwill impairment assessment of Puhui

Key Audit Matter	How our audit addressed the Key Audit Matter
Revenue recognition on loan enablement service fees and post-origination service fees Refer to notes 3.23, 5.2 and 6 to the consolidated financial statements. The loan enablement service fees and post-origination service fees recognized for the year ended December 31, 2023 were RMB979 million and RMB13,729 million, respectively.	In response to this key audit matter, we performed the following procedures: • We obtained an understanding of the management's internal control and assessment process of estimation of the total consideration and the standalone selling prices for loan enablement and post-origination services and assessed the inherent risk of material misstatement by considering the degree of estimation uncertainty and the level of other inherent risk factors such as complexity, subjectivity and changes in assumptions;

Key Audit Matter	How our audit addressed the Key Audit Matter
The loan enablement services include credit assessment of the borrower, enabling loans from the funding partner to the borrower and providing technical assistance to the borrower and the funding partner. The post origination services include repayment reminders, payment processing, and collection services. The Company charged one combined service fee covering both loan enablement and post-origination services, each of which are considered distinct performance obligations. Management estimated the total consideration to be received over the life of the underlying loan by modeling early termination scenarios. The estimated total consideration was then allocated to the two performance obligations using their relative standalone selling prices. Management did not have an observable standalone selling price for the loan enablement and post-origination services because (i) the Company did not provide such services on a standalone basis in similar circumstances to similar customers and (ii) there was no direct observable standalone selling price that is reasonably available for similar services in the market. As a result, management used an expected cost-plus margin approach to estimate the standalone selling prices of the services as the basis of revenue recognition. When estimating total consideration, management made certain assumptions, including the applicability of historical early termination scenarios to the current loan portfolio. When estimating the standalone selling prices, management made certain assumptions, including estimates of the relative cost of providing the services. We focused on this area because the significant judgment of the total consideration and the relative standalone selling prices is subject to high degree of estimation uncertainty. The inherent risk in relation to the recognition on loan enablement service fees and post-origination service fees is considered significant due to the subjectivity of significant assumptions used, and significant judgments involved in the estimation of the total consideration and the relative standalone selling prices used to support the recognition on loan enablement service fees and post-origination service fees.	• We tested the effectiveness of controls relating to estimation of the total consideration and the standalone selling prices for loan enablement and post-origination services; • We tested service agreements between the Company and its customers to assess the appropriateness of the performance obligations identified by management; • We assessed the appropriateness and tested the mathematical accuracy of the total consideration calculation; • We tested the completeness and accuracy of the historical early termination data used in the calculation; • We evaluated the reasonableness of adjustments made to the historical early termination data to determine the early termination assumption; • We assessed the appropriateness of the expected cost-plus margin method used and tested the mathematical accuracy of calculation; • We tested the relative allocation of costs between the performance obligations, considering the nature of services provided by each business department and their roles and responsibilities in providing relevant services; • We tested the cost data used in the cost-plus margin model, including evaluated the reasonableness of cost data input in cost-plus margin model and performed the retrospective test by using subsequent actual cost information to compare with the cost data input in the model. Based on the procedures performed, we considered that management's judgments and assumptions applied in the estimation of the revenue recognition on loan enablement service fees and post-origination service fees are acceptable by the evidence obtained.

Key Audit Matter	How our audit addressed the Key Audit Matter
Provision for impairment losses for loans to customers and financing guarantee contracts Refer to notes 3.8, 4.1.2, 5.6, 20 and 32 to the consolidated financial statements. As of December 31, 2023, the provision for impairment losses for loans to customers was RMB7,274 million (on a total loan balance of RMB136,968 million) and financing guarantee liabilities was RMB4,186 million (on a total credit risk exposure of financing guarantee contracts of RMB54,903 million). Loans to customers primarily consisted of lending originated by consolidated trust plans and consumer finance subsidiaries of the Company. Financing guarantee contracts were the Company's obligation to repay in the event of default related to off-balance sheet loans funded on the Company's platform. The provision for impairment losses for loans to customers and financing guarantee contracts represents management's estimate of expected credit losses on such loans to customers and financing guarantee contracts, calculated on a forward-looking basis. In measuring the expected credit losses, management determined the appropriate models and assumptions, including exposure at default, probability of default, and loss given default, as well as establishing forward-looking scenarios and their relative weightings. Management further disaggregated the underlying loans to customers and financing guarantee contracts into 3 different stages based on whether a significant increase in credit risk since initial recognition had occurred or whether loans to customers or financing guarantee contracts were considered to be credit impaired. Loans to customers and financial guarantee contracts without a significant increase in credit risk were classified in stage 1. The provision for impairment losses for loans to customers	In response to this key audit matter, we performed the following procedures: • We obtained an understanding of the management's internal control and assessment process of estimation of the provision for impairment losses for loans to customers and financing guarantee contracts and assessed the inherent risk of material misstatement by considering the degree of estimation uncertainty and the level of other inherent risk factors such as complexity, subjectivity and changes in assumptions; • We tested the effectiveness of controls relating to management's estimation of the provision for impairment losses for loans to customers and financing guarantee contracts; • We evaluated the appropriateness of the models used to estimate the provision; • We tested the completeness and accuracy of data used, including the appropriateness of the stage classification; • We evaluated the reasonableness of the exposure at default, probabilities at default and loss given default; • We evaluated the reasonableness of management's forward-looking adjustments, including the reasonableness of forward-looking scenarios and their relative weightings; • We involved professionals with specialized skill and knowledge to assist in evaluating the appropriateness of the models and certain significant assumptions.

Key Audit Matter	How our audit addressed the Key Audit Matter
and financing guarantee contracts in stage 1 was measured at an amount equal to the 12-month expected credit losses. Loans to customers and financing guarantee contracts with a significant increase in credit risk since initial recognition (but not yet credit-impaired) were classified in stage 2. Loans to customers and financing guarantee contracts that are credit-impaired were classified in stage 3. The provision for impairment losses for loans to customers and financing guarantee contracts in stage 2 and stage 3 was measured based on expected credit losses on a lifetime basis. We focused on this area because the impairment losses are subject to high degree of estimation uncertainty. The inherent risk in relation to the impairment losses are considered significant due to the complexity of the modeling techniques, subjectivity of significant assumptions and forward looking adjustments used in estimating the provision for impairment losses for loans to customers and financing guarantee contracts.	Based on the procedures performed, we considered that management's judgments and assumptions applied in the assessment of provision for impairment losses for loans to customers and financing guarantee contracts are acceptable by evidence obtained.

Key Audit Matter	How our audit addressed the Key Audit Matter
Goodwill impairment assessment of Puhui Refer to notes 3.13, 5.1 and 25 to the consolidated financial statements. The Group's consolidated goodwill balance of Puhui was RMB8,911 million as of December 31, 2023. Management conducts impairment assessment for goodwill annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. As a result of the impairment test performed by management at the end of 2023, it was determined that the recoverable amount of the group of cash-generating units ("CGU group"), to which the goodwill of Puhui was allocated, exceeded its carrying value and therefore no impairment was recorded. The recoverable amount of CGU group was determined based on value-in-use estimated by management using a discounted cash flow model. We focused on this area because the estimation of recoverable amount of the CGU group is subject to high degree of estimation uncertainty. The inherent risk in relation to the impairment assessment of goodwill is considered significant due to subjectivity of the significant assumptions used, and significant judgements involved in the impairment assessment. The significant assumptions used for value-in-use calculations include revenue growth rates, loan loss rates, pre-tax discount rate and long-term growth rate.	In response to this key audit matter, we performed the following procedures: • We obtained an understanding of the management's internal control and assessment process of goodwill impairment and assessed the inherent risk of material misstatement by considering the degree of estimation uncertainty and level of other inherent risk factors such as complexity, subjectivity and changes in assumptions used in the impairment tests; • We evaluated and tested management's process for developing the value in use estimate; • We tested the completeness, accuracy, and relevance of underlying data used in the discounted cash flow model; • We evaluated the reasonableness of the significant assumptions used by the management by considering (i) the current and past performance of the CGU group; (ii) the consistency with external market and industry data; (iii) the sensitivity analysis performed by management; and (iv) the consistency with evidence obtained in other areas of the audit; • We involved professionals with specialized skill and knowledge to assist in evaluating the appropriateness of the discounted cash flow model, and the reasonableness of the pre-tax discount rate and the long-term growth rate; • We evaluated the sufficiency of the disclosures related to goodwill impairment assessment in the context of the applicable financial reporting framework. Based on the procedures performed, we considered that management's judgments and assumptions applied in the goodwill impairment assessment are acceptable by the evidence obtained.

Other Information

The directors of the Company are responsible for the other information. The other information comprises all of the information included in the annual report other than the consolidated financial statements and our auditor's report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Directors and the Audit Committee for the Consolidated Financial Statements

The directors of the Company are responsible for the preparation of the consolidated financial statements that give a true and fair view in accordance with IFRS Accounting Standards and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the directors are responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

The Audit Committee is responsible for overseeing the Group's financial reporting process.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. We report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.

- Conclude on the appropriateness of the directors' use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group to cease to continue as a going concern.

- Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

- Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with the Audit Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Audit Committee with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with the Audit Committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor's report is Yeung Sheung Yuen.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, April 23, 2024

Consolidated Statements of Comprehensive Income

	Note	Year ended December 31, 2022 RMB'000	2023 RMB'000
Technology platform-based income	6	29,218,432	**15,325,826**
Net interest income	7	18,981,376	**12,348,357**
Guarantee income		7,372,509	**4,392,376**
Other income	8	1,238,004	**1,143,770**
Investment income	9	1,305,625	**1,050,453**
Share of net profit/(loss) of investments accounted for using the equity method		(218)	**(5,416)**
Total income		58,115,728	**34,255,366**
Sales and marketing expenses	10	(15,756,916)	**(9,867,488)**
General and administrative expenses	10	(2,830,119)	**(2,304,835)**
Operation and servicing expenses	10	(6,429,862)	**(6,118,635)**
Technology and analytics expenses	10	(1,872,454)	**(1,387,055)**
Credit impairment losses	11	(16,550,465)	**(12,697,308)**
Asset impairment losses	23, 25	(427,108)	**(31,246)**
Finance costs	12	(1,238,992)	**(414,023)**
Other gains/(losses) – net	13	3,459	**210,336**
Total expenses		(45,102,457)	**(32,610,254)**
Profit before income tax expenses		13,013,271	**1,645,112**
Less: Income tax expenses	14	(4,238,232)	**(610,626)**
Net profit for the year		8,775,039	**1,034,486**
Net profit attributable to:			
Owners of the Company		8,699,369	**886,865**
Non-controlling interests		75,670	**147,621**
		8,775,039	**1,034,486**

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Comprehensive Income

	Note	Year ended December 31, 2022 RMB'000	2023 RMB'000
Other comprehensive income/(loss), net of tax:			
Items that may be reclassified to profit or loss			
– Exchange differences on translation of foreign operations		(289,599)	**(54,409)**
Items that will not be reclassified to profit or loss			
– Exchange differences on translation of foreign operations to the presentation currency		(1,291,250)	**(410,572)**
Total comprehensive income for the year		7,194,190	**569,505**
Total comprehensive income attributable to:			
Owners of the Company		7,118,117	**421,275**
Non-controlling interests		76,073	**148,230**
		7,194,190	**569,505**
Earnings per share (expressed in RMB per share)			
– Basic earnings per share	15	7.60	**0.77**
– Diluted earnings per share	15	7.58	**0.77**
– Basic earnings per ADS	15	15.20	**1.54**
– Diluted earnings per ADS	15	15.16	**1.54**

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Financial Position

	Note	As of December 31, 2022 RMB'000	**2023 RMB'000**
ASSETS			
Cash at bank	16	43,882,127	**39,598,785**
Restricted cash	16	26,508,631	**11,145,838**
Financial assets at fair value through profit or loss	17	29,089,447	**28,892,604**
Financial assets at amortized cost	18	4,716,448	**3,011,570**
Accounts and other receivables and contract assets	19	15,758,135	**7,293,671**
Loans to customers	20	211,446,645	**129,693,954**
Deferred tax assets	21	4,990,352	**5,572,042**
Property and equipment	22	322,499	**180,310**
Investments accounted for using the equity method		39,271	**2,609**
Intangible assets	23	885,056	**874,919**
Right-of-use assets	24	754,010	**400,900**
Goodwill	25	8,911,445	**8,911,445**
Other assets	26	1,958,741	**1,444,362**
Total assets		349,262,807	**237,023,009**
LIABILITIES			
Payable to platform investors	27	1,569,367	**985,761**
Borrowings	28	36,915,513	**38,823,284**
Bonds payable	29	2,143,348	**-**
Current income tax liabilities		1,987,443	**782,096**
Accounts and other payables and contract liabilities	30	12,198,654	**6,977,118**
Payable to investors of consolidated structured entities	31	177,147,726	**83,264,738**
Financing guarantee liabilities	32	5,763,369	**4,185,532**
Deferred tax liabilities	21	694,090	**524,064**
Lease liabilities	24	748,807	**386,694**
Convertible promissory notes payable	33	5,164,139	**5,650,268**
Optionally convertible promissory notes	34	8,142,908	**-**
Other liabilities	35	2,000,768	**1,759,672**
Total liabilities		254,476,132	**143,339,227**
EQUITY			
Share capital	36	75	**75**
Share premium	36	32,073,874	**32,142,233**
Treasury shares	37	(5,642,769)	**(5,642,768)**
Other reserves	38	2,158,432	**155,849**
Retained earnings	39	64,600,234	**65,487,099**
Total equity attributable to owners' of the Company		93,189,846	**92,142,488**
Non-controlling interests		1,596,829	**1,541,294**
Total equity		94,786,675	**93,683,782**
Total liabilities and equity		349,262,807	**237,023,009**

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Changes in Equity

		Attributable to owners of the Company							
	Note	Share capital RMB'000	Share premium RMB'000	Treasury shares RMB'000	Other reserves RMB'000	Retained earnings RMB'000	Total RMB'000	Non-controlling interests RMB'000	Total Equity RMB'000
As of January 1, 2022		75	33,365,786	(5,560,104)	9,304,995	55,942,943	93,053,695	1,505,508	94,559,203
Net profit for the year		–	–	–	–	8,699,369	8,699,369	75,670	8,775,039
Other comprehensive income		–	–	–	(1,581,252)	–	(1,581,252)	403	(1,580,849)
Total comprehensive income for the year		–	–	–	(1,581,252)	8,699,369	7,118,117	76,073	7,194,190
Transactions with owners									
Repurchase of ordinary shares	37	–	–	(82,665)	–	–	(82,665)	–	(82,665)
Capital reduction from non-controlling interests		–	–	–	–	–	–	(1,118)	(1,118)
Exercise of share-based payment	36, 38	–	127,063	–	(68,110)	–	58,953	–	58,953
Redemption and extension of convertible promissory notes	33	–	6,209,598	–	(5,584,770)	–	624,828	–	624,828
Contributions from non-controlling interests		–	–	–	–	–	–	15,938	15,938
Dividend declared	36	–	(7,628,573)	–	–	–	(7,628,573)	–	(7,628,573)
Appropriations to general reserve		–	–	–	42,078	(42,078)	–	–	–
Share-based payment	42	–	–	–	45,491	–	45,491	428	45,919
As of December 31, 2022		75	32,073,874	(5,642,769)	2,158,432	64,600,234	93,189,846	1,596,829	94,786,675

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Changes in Equity

	Note	Share capital RMB'000	Share premium RMB'000	Treasury shares RMB'000	Other reserves RMB'000	Retained earnings RMB'000	Total RMB'000	Non-controlling interests RMB'000	Total Equity RMB'000
		Attributable to owners of the Company							
As of January 1, 2023		75	32,073,874	(5,642,769)	2,158,432	64,600,234	93,189,846	1,596,829	94,786,675
Net profit for the year		-	-	-	-	886,865	886,865	147,621	1,034,486
Other comprehensive income		-	-	-	(465,590)	-	(465,590)	609	(464,981)
Total comprehensive income for the year		-	-	-	(465,590)	886,865	421,275	148,230	569,505
Transactions with owners									
Exercise of share-based payment	36, 38	-	17,403	1	(15,667)	-	1,737	-	1,737
Acquisition of non-controlling interests of a subsidiary	2	-	-	-	4,511	-	4,511	(203,711)	(199,200)
Repayment of optionally convertible promissory notes	34	-	1,489,748	-	(1,489,748)	-	-	-	-
Dividend declared	36	-	(1,438,792)	-	-	-	(1,438,792)	-	(1,438,792)
Share-based payment	42	-	-	-	(36,089)	-	(36,089)	(54)	(36,143)
As of December 31, 2023		75	32,142,233	(5,642,768)	155,849	65,487,099	92,142,488	1,541,294	93,683,782

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows

	Note	Year ended December 31, 2022 RMB'000	2023 RMB'000
Cash flows from operating activities			
Cash generated from operating activities	41(a)	14,730,306	**17,752,410**
Income tax paid		(10,275,005)	**(2,722,124)**
Net cash generated from operating activities		4,455,301	**15,030,286**
Cash flows from investing activities			
Proceeds from sale of investment assets		99,031,093	**67,031,534**
Proceeds from sale of property and equipment		19,655	**8,220**
Interest received on investment assets		1,725,499	**970,133**
Payment for acquisition of investment assets		(97,732,903)	**(73,924,054)**
Securities purchases under agreements to resell, net		5,527,177	**-**
Payment for property and equipment and other long-term assets		(122,843)	**(48,340)**
Net cash received from disposal of subsidiary		–	**25,075**
Net cash generated from/(used in) investing activities		8,447,678	**(5,937,432)**
Cash flows from financing activities			
Proceeds from issuance of shares and other equity securities		15,938	**-**
Including: Proceeds from capital contribution from the non-controlling shareholder of subsidiaries		15,938	**-**
Proceeds from exercise of share-based payment		95,911	**252**
Proceeds from borrowings		9,046,338	**14,618,467**
Repayment of borrowings		(5,794,772)	**(18,259,533)**
Payment for early redemption and extension of convertible promissory notes payable		(3,747,386)	**(3,642,931)**
Repayment of optionally convertible promissory notes		–	**(8,342,096)**
Repayment of bonds payable		–	**(2,163,195)**
Payment for lease liabilities		(604,172)	**(474,546)**
Payment for interest expenses		(1,213,186)	**(1,511,327)**
Payment for dividend declared		(7,717,474)	**(1,435,461)**
Payment for acquisition of non-controlling interests of subsidiary		–	**(199,200)**
Refund of cash reserved for repurchase of ordinary shares		–	**854,624**
Net cash used in financing activities		(9,918,803)	**(20,554,946)**
Effect of exchange rate changes on cash and cash equivalents		57,025	**404,677**
Net increase/(decrease) in cash and cash equivalents		3,041,201	**(11,057,415)**
Add: Cash and cash equivalents at the beginning of the year		26,496,310	**29,537,511**
Cash and cash equivalents at the end of the year	41(c)	29,537,511	**18,480,096**

The accompanying notes are an integral part of the consolidated financial statements.

1 General information

Lufax Holding Ltd (the "Company") was incorporated in the Cayman Islands on December 2, 2014 as an exempted company with limited liability under the Companies Law (Revised) of the Cayman Islands. The address of its registered office is Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

The Company is an investment holding company and with its consolidated subsidiaries and consolidated structured entities that are controlled through contractual arrangements ("Consolidated Affiliated Entities", or "OPCO") (collectively referred to as the "Group") are principally engaged in core retail credit and enablement business to both borrowers and institutions in the People's Republic of China (the "PRC").

The consolidated financial statements were approved and authorized for issue by the board of directors on April 23, 2024.

2 History and organization of the Group

On September 30, 2020, the Company issued automatically convertible promissory notes and optionally convertible promissory notes (collectively, "Convertible Notes") to certain holders of the Class C ordinary shares, in exchange for Class C ordinary shares held by them (collectively, the "C-round restructuring"). The automatically convertible promissory notes were converted into ordinary shares automatically upon the closing of the Company's IPO. The optionally convertible promissory notes could have been converted into an aggregate of 38,493,660 ordinary shares, without giving effect to any anti-dilutive adjustments, during the period between the completion of the IPO and September 29, 2023. The Company paid 6% annual interest to the holders of Convertible Notes until the notes were fully repaid or converted.

On October 30, 2020, the Company's American depositary shares ("ADSs") commenced trading on the New York Stock Exchange under the ticker symbol "LU". As of December 31, 2020, the Company has 1,231,150,560 ordinary shares issued and outstanding (including 35,644,803 ordinary shares issued to Tun Kung Company Limited reserved for use under the Company's share incentive plans. For the year ended December 31, 2021, treasury shares of 35,644,803 were retired resulting from repurchase of shares from Tun Kung Company Limited (refer to Note 36(a)).

2 History and organization of the Group (Continued)

During 2021, the board of directors of the Company authorized share repurchase programs under which the Company could repurchase up to an aggregate of USD1 billion of its ADSs during a specific period of time. Following the completion of the share repurchase program, the Company had repurchased a total of approximately 110 million ADSs (or 55 million ordinary shares) for approximately USD877 million under share repurchase programs.

On April 6, 2023, the Group paid RMB199 million to Shanghai OneConnect Financial Technology Co., Ltd. and completed the purchase of 40% equity interest in Ping An Puhui Lixin Asset Management Co., Ltd. ("Puhui Lixin"), which was an indirect non-wholly-owned subsidiary of the Group. After the acquisition of non-controlling interests, Puhui Lixin becomes a wholly-owned subsidiary of the Group.

On April 14, 2023, the Company's ordinary shares commenced trading on the Hong Kong Stock Exchange in board lots of 100 shares by way of introduction.

On November 13, 2023, the Group entered into a share and purchase agreement with OneConnect Financial Technology Co., Ltd. (as the seller) ("OCFT") and Ping An OneConnect Bank (Hong Kong) Limited (the "Virtual Bank"), pursuant to which OCFT conditionally agreed to sell, and the Group conditionally agreed to acquire the Virtual Bank through the sale and purchase of the entire issued share capital of the indirect holding company of the Virtual Bank, Jin Yi Tong Limited, at a consideration of HK$933 million in cash. As of December 31, 2023, the acquisition had not been completed. Please refer to Note 48 for the subsequent events.

On November 20, 2023, the Company announced its plans to change the ratio of its American Depositary Share ("ADS") to its ordinary shares (the "ADS Ratio") from the current ADS Ratio of two ADSs to one ordinary share to a new ADS ratio of one ADS to two ordinary shares. The change in the ADS ratio became effective on December 15, 2023. For all the periods presented, basic and diluted earnings per ADS have been revised assuming the change of ADS ratio from a ratio of two ADSs to one ordinary share to a new ratio of one ADS to two ordinary shares occurred at the beginning of the earliest period presented.

2 History and organization of the Group (Continued)

(a) As of December 31, 2022 and 2023, the Company had direct or indirect interests in the principal subsidiaries and the principal consolidated affiliated entities as below.

Company Name	Kind of legal entity and place of incorporation	Principal activities and place of operations	Issued and paid-in capital/Registered capital	Attributable equity interest/economic interest to the Group 2022	2023
Controlled through direct equity holding:					
Gem Blazing Limited	Corporation, Cayman Islands	Intermediate holding, Cayman Islands	USD742,000,000	100%	**100%**
Wincon Hong Kong Investment Company Limited	Corporation, Hong Kong	Intermediate holding, Hong Kong	USD742,000,000	100%	**100%**
Weikun (Shanghai) Technology Service Co., Ltd. ("Weikun Technology")	Corporation, the PRC	Technology advisory service, the PRC	USD1,191,000,000/ RMB7,923,258,050	100%	**100%**
Jinjiong (Shenzhen) Technology Service Company Ltd ("Jinjiong Technology") (i)	Corporation, the PRC	Intermediate holding, the PRC	RMB800,000,000	100%	**100%**
Lufax Holding (Shenzhen) Technology Service Co., Ltd	Corporation, the PRC	Internet platform service, the PRC	RMB298,549,200/ RMB300,000,000	100%	**100%**
Gem Alliance Limited	Corporation, Cayman Islands	Intermediate holding, Cayman Islands	USD1,828,535,620	100%	**100%**
Harmonious Splendor Limited	Corporation, Hong Kong	Intermediate holding, Hong Kong	USD2,165,088,878	100%	**100%**
Ping An Puhui Financing Guarantee Co., Ltd	Corporation, the PRC	Financing guarantee services, the PRC	RMB19,965,950,892	100%	**100%**
Ping An Puhui Enterprises Management Co., Ltd	Corporation, the PRC	Enterprise management service, the PRC	RMB8,494,800,000	100%	**100%**
Chongqing Jinan Microloan Co., Ltd	Corporation, the PRC	Microloan business, the PRC	RMB3,200,000,000	100%	**100%**
Ping An Puhui Investment & Consulting Co., Ltd	Corporation, the PRC	Investment and financial consulting service, the PRC	RMB1,251,363,637	100%	**100%**
Ping An Puhui Information Services Co., Ltd	Corporation, the PRC	Information technology services, the PRC	RMB1,000,000,000	100%	**100%**
Ping An Consumer Finance Co., Ltd	Corporation, the PRC	Consumer finance business, the PRC	RMB5,000,000,000	70%	**70%**
Controlled through Contractual Agreements:					
Shanghai Xiongguo Enterprise Management Co., Ltd. ("Xiongguo")	Corporation, the PRC	Intermediate holding, the PRC	RMB1,000,000,000	100%	**100%**
Shanghai Lufax Information Technology Co., Ltd	Corporation, the PRC	Online wealth management information platform service, the PRC	RMB836,670,000	100%	**100%**
Shenzhen Lufax Holding Enterprise Management Co., Ltd.	Corporation, the PRC	Intermediate holding, the PRC	RMB0/ RMB5,000,000	100%	**100%**

The English names of certain subsidiaries of the Group represent the best effort by the Company's management to translate their Chinese names, as these subsidiaries do not have official English names.

(i) In 2023, the board of directors of Jinjiong Technology approved a RMB500 million capital injection from Weikun Technology, the parent company of Jinjiong Technology. As of December 31, 2023, the capital injection has been completed.

2 History and organization of the Group (Continued)

(b) The following table sets forth the major consolidated structured entities other than Consolidated Affiliated Entities of the Group as of December 31, 2023.

Name	Amount of investment by the Group RMB'000	Remaining paid-in capital of structured entities (i) RMB'000
Trust A	**2,920,000**	**2,920,000**
Trust B	**2,060,000**	**2,060,000**
Trust C	**1,301,000**	**1,301,000**
Trust D	**1,257,000**	**1,257,000**
Trust E	**1,200,000**	**1,200,000**
Trust F	**1,000,000**	**1,000,000**
Trust G	**900,000**	**900,000**
Trust H	**11,400**	**620,578**
Trust I	**13,000**	**620,318**
Trust J	**8,000**	**600,000**

Ping An Group also made investments in these structured entities. Meanwhile, Ping An Group also provides certain services to certain consolidated structure entities.

(i) The remaining paid-in capital is the amount not yet paid to the investors.

2 History and organization of the Group (Continued)

(c) PRC laws and regulations prohibit or restrict foreign ownership of companies that conduct certain internet-based business, which include activities and services provided by the Group. The Group operates part of its business in the PRC through a series of contractual arrangements (collectively, "Contractual Arrangements") entered into among wholly-owned subsidiaries of the Company ("WFOE"), Consolidated Affiliated Entities and the shareholders of Consolidated Affiliated Entities ("Onshore Shareholders") that are authorized by the Group. The Contractual Arrangements include Exclusive Equity Interest Option Agreements, Exclusive Business Cooperation Arrangements, Exclusive Asset Option Agreements, Share Pledge Agreements and Voting Trust Agreements.

Under the Contractual Arrangements, the Company has the power to control the management, financial and operating policies of the Consolidated Affiliated Entities, has exposure or rights to variable returns from its involvement with the Consolidated Affiliated Entities, and has ability to use its power over the Consolidated Affiliated Entities to affect the amount of the returns. As a result, all of these Consolidated Affiliated Entities are accounted for as consolidated structured entities of the Company and their financial statements have also been consolidated by the Company. The table below sets forth the principal Consolidated Affiliated Entities of the Group as of December 31, 2022 and 2023:

Contract Date	WFOE	OPCO
March 23, 2015	Weikun Technology	Xiongguo
March 23, 2015	Weikun Technology	Shanghai Lufax Information Technology Co., Ltd
November 21, 2018	Lufax (Shenzhen) Technology Service Co., Ltd	Shenzhen Lufax Holding Enterprise Management Co., Ltd

2 History and organization of the Group (Continued)

(c) (Continued)

The principal terms of the Contractual Arrangements are further described below:

- Exclusive Equity Interest Option Agreement

  Each Onshore Shareholder (which, collectively, legally own 100% of the shares of OPCO) have irrevocably and unconditionally granted WFOE an irrevocable and exclusive right to purchase, or designate one or more persons (each, a "Designee") to purchase the equity interests in OPCO. WFOE shall be entitled to absolute discretion over the time, manner and times to exercise the option. Except for WFOE and the Designee(s), no other person shall be entitled to the Equity Interest Purchase Option or other rights with respect to the equity interests of OPCO held by any Onshore Shareholder. OPCO agreed to the grant by each Onshore Shareholder of the Equity Interest Purchase Option to WFOE.

- Exclusive Business Cooperation Agreement

  OPCO appointed WFOE as OPCO's exclusive services provider to provide OPCO with complete business support and technical and consulting services during the term of the Agreement. OPCO agreed to accept all the consultations and services provided by WFOE exclusively unless with written consent of the WFOE and to accept the consultations and services by a third party appointed by WFOE. WFOE shall provide financial support for OPCO to maintain an ordinary business.

- Exclusive Asset Option Agreement

  OPCO irrevocably and unconditionally granted WFOE an irrevocable and exclusive right to purchase, or designate one or more persons (each, a "Designee") to purchase the assets then held by OPCO once or at multiple times at any time in part or in whole at WFOE's sole and absolute discretion. WFOE is entitled to absolute discretion over the time, manner and times to exercise the Option. Except for WFOE and the Designee(s), no other person shall be entitled to the Assets Purchase Option or other rights with respect to the assets of OPCO. Each Onshore Shareholder agreed to the grant by OPCO of the Assets Option to WFOE.

2 History and organization of the Group (Continued)

(c) (Continued)

- Share Pledge Agreement

  As collateral security for the prompt and complete performance of any and all obligations of each Onshore Shareholder (legally owns 100% of the shares of OPCO) under the Cooperation Agreements (collectively, the "Secured Obligations"), Onshore Shareholder pledged to WFOE a first security interest in its share of the equity interest of OPCO.

- Voting trust Agreement

  Each Onshore Shareholder exclusively entrusted and authorized WFOE to exercise voting, management, and other shareholder rights of OPCO on its behalf. The powers and rights of WFOE granted under the said exclusive entrustment include but not limited to the following: propose, convene and attend shareholders' meetings of OPCO; exercise all the shareholder's rights and shareholder's voting rights that each Onshore Shareholder is entitled to under the laws of the PRC and OPCO's Articles of Association, including but not limited to the sale or transfer or pledge or disposition of shares in part or in whole, and participate in dividend distributions or any other type of distribution of OPCO.

(d) Risks in relation to the Consolidated Affiliated Entities

In the opinion of the Company's management, the Contractual Arrangements discussed above have resulted in the Company and WFOE having the power to direct activities that most significantly impact the Consolidated Affiliated Entities, including appointing key management, setting up operating policies, exerting financial controls and transferring profit or assets out of the Consolidated Affiliated Entities at its discretion. The Company has the power to direct activities of the Consolidated Affiliated Entities and can have assets transferred out of the Consolidated Affiliated Entities under its control. Currently there is no contractual arrangement that could require the Company to provide additional financial support to the Consolidated Affiliated Entities. As the Company is conducting its Internet-related activities mainly through the Consolidated Affiliated Entities, the Company may provide such support on a discretionary basis in the future, which could expose the Company to a loss. As the Consolidated Affiliated Entities organized in the PRC were established as limited liability companies under PRC law, their creditors do not have recourse to the general credit of WFOE for the liabilities of the Consolidated Affiliated Entities, and WFOE does not have the obligation to assume the liabilities of these Consolidated Affiliated Entities.

2 History and organization of the Group (Continued)

(d) Risks in relation to the Consolidated Affiliated Entities (Continued)

The Company determined that the Contractual Arrangements are in compliance with PRC law and are legally enforceable. However, uncertainties in the interpretation and enforcement of the PRC laws, regulations and policies in the future could limit the Group's ability to enforce the Contractual Arrangements.

The Foreign Investment Law stipulates certain forms of foreign investment. However, the Foreign Investment Law does not explicitly stipulate contractual arrangements such as those the Company relies on as a form of foreign investment. Notwithstanding the above, the Foreign Investment Law stipulates that foreign investment includes "foreign investors investing through any other methods under laws, administrative regulations or provisions prescribed by the State Council." Future laws, administrative regulations or provisions prescribed by the State Council may possibly regard Contractual Arrangements as a form of foreign investment. If this happens, it is uncertain whether the Contractual Arrangements with the Consolidated Affiliated Entities, its subsidiaries and its shareholders would be recognized as foreign investment, or whether the Contractual Arrangements would be deemed to be in violation of the foreign investment access requirements. As well as the uncertainty on how the Contractual Arrangements will be handled, there is substantial uncertainty regarding the interpretation and the implementation of the Foreign Investment Law. The relevant government authorities have broad discretion in interpreting the law. Therefore, there is no guarantee that the Contractual Arrangements, the business of the Consolidated Affiliated Entities and financial conditions of the Company will not be materially and adversely affected in the future.

2 History and organization of the Group (Continued)

(d) Risks in relation to the Consolidated Affiliated Entities (Continued)

The Company's ability to control Consolidated Affiliated Entities also depends on rights provided to WFOEs under the Voting trust Agreement, to vote on all matters requiring shareholder approval. As noted above, the Company believes the Voting trust Agreement is legally enforceable, but they may not be as effective as direct equity ownership. In addition, if the corporate structure of the Group or the contractual arrangements among WFOEs, the Consolidated Affiliated Entities and their respective shareholders were found to be in violation of any existing PRC laws and regulations, the relevant PRC regulatory authorities could:

- revoke Consolidated Affiliated Entities' business and operating licenses;
- require Consolidated Affiliated Entities to discontinue or restrict its operations;
- restrict Consolidated Affiliated Entities' right to collect revenues;
- block Consolidated Affiliated Entities' websites;
- require the Group to restructure the operations, re-apply for the necessary licenses or relocate its business, staff and assets;
- impose additional conditions or requirements with the Group may not be able to comply; or
- take other regulatory or enforcement actions against the Group that could be harmful to the Group's business.

2 History and organization of the Group (Continued)

(e) The following are major financial statements amounts and balances of the Group's Consolidated Affiliated Entities and their consolidated subsidiaries as of December 31, 2022 and 2023 and for the two years ended December 31, 2023.

	As of December 31,	
	2022	**2023**
	RMB'000	**RMB'000**
Assets arising from inter-company transactions	10,328	**9,200**
Amount due from Group companies	2,412,424	**2,313,929**
Total assets	14,147,082	**8,647,296**
Amount due to Group companies	14,625,366	**10,515,906**
Total liabilities	16,951,253	**11,574,782**

	Year ended December 31,	
	2022	**2023**
	RMB'000	**RMB'000**
Inter-company revenues	156,029	**90,153**
Total income	966,196	**164,468**
Inter-company expenses	(540,809)	**(311,248)**
Total expense	(1,359,876)	**(287,373)**
Net loss	(393,680)	**(122,905)**

2 History and organization of the Group (Continued)

(e) The following are major financial statements amounts and balances of the Group's Consolidated Affiliated Entities and their consolidated subsidiaries as of December 31, 2022 and 2023 and for the two years ended December 31, 2023. (Continued)

	Year ended December 31,	
	2022	**2023**
	RMB'000	**RMB'000**
Inter-company cash flow	(625,594)	**592,730**
Reclassification (i)	1,487,448	**(538,060)**
Other operating activities	(916,309)	**614,996**
Net cash generated from/(used in) operating activities	(54,455)	**669,666**
Inter-company cash flow	564,266	**311,736**
Reclassification (i)	(1,487,448)	**538,060**
Payment for advances to consolidated entities	–	**(700,000)**
Receipts of repayment of the advances from consolidated entities	158	–
Proceeds from sale of investment assets	9,229,963	**2,539,903**
Payment for acquisition of investment assets	(5,675,189)	**(859,230)**
Other investing activities	5,543,944	**(181)**
Net cash generated from investing activities	8,175,694	**1,830,288**
Repayment for advances to consolidated entities	(10,755,583)	**(4,679,877)**
Receipts of advances from consolidated entities	4,617,000	**37,850**
Repayment of interest expenses and borrowings	(436,274)	–
Other financing activities	(1,000)	–
Net cash used in financing activities	(6,575,857)	**(4,642,027)**
Effect of exchange rate changes on cash and cash equivalents	21	**9**
Net increase/(decrease) in cash	1,545,403	**(2,142,064)**
Cash at the beginning of the year	904,360	**2,449,763**
Cash at the end of the year	2,449,763	**307,699**

(i) This represents the reclassification of certain cash flows that were considered as investing activities in the financial statements of consolidated entities and consolidated affiliated entities' subsidiaries and as operating activities in the consolidated financial statements of the Group.

As of December 31, 2022 and 2023, the total assets of Group's Consolidated Affiliated Entities were mainly consisting of cash at bank, restricted cash, financial assets at fair value through profit or loss, financial assets at amortized cost, accounts and other receivables and other assets. The total liabilities were mainly consisting of payable to platform investors, accounts and other payables and contract liabilities, payables to investors of consolidated structured entities and other liabilities.

3 Material accounting policies

The principal accounting policies applied in the preparation of the consolidated financial statements are set out below. These policies have been consistently applied to all the years presented unless otherwise stated.

3.1 Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial assets and liabilities (including derivative instruments) at fair value through profit or loss, which are carried at fair value.

The preparation of the consolidated financial statements in conformity with International Financial Reporting Standards ("IFRS") require the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 5 below.

New and amended standards and interpretations adopted by the Group

The Group has applied the following standards and amendments for the first time for its consolidated financial statements period commencing January 1, 2023:

- IFRS 17 Insurance Contracts
- Definition of Accounting Estimates – amendments to IAS 8
- International Tax Reform – Pillar Two Model Rules – amendments to IAS 12
- Deferred Tax related to Assets and Liabilities arising from a Single Transaction – amendments to IAS 12
- Disclosure of Accounting Policies – Amendments to IAS 1 and IFRS Practice Statement 2.

The adoption of standards and amendments listed above did not have any impact on the amounts recognized in prior periods and are not expected to significantly affect the current or future periods.

3 Material accounting policies (Continued)

3.1 Basis of preparation (Continued)

New and amended standards and interpretations not yet adopted by the Group

Certain new accounting standards and interpretations have been published that are not mandatory for the year ended December 31, 2023 reporting periods and have not been early adopted by the Group.

		Effective for the annual periods beginning on or after
Amendments to IAS 1	Classification of Liabilities as Current or Non-current, Non-current liabilities with covenants	January 1, 2024
Amendment to IFRS 16	Leases on sale and leaseback	January 1, 2024
Amendments to IAS 7 and IFRS 7	Supplier finance arrangements	January 1, 2024
Amendments to IFRS 10 and IAS 28	Sale or contribution of assets between an investor and its associate or joint venture	To be determined

The Group does not expect the adoption of these standards and interpretations will have a material impact on the Group's financial statements.

3 Material accounting policies (Continued)

3.2 Principles of consolidation and equity accounting

Subsidiaries

Subsidiaries are all entities (including consolidated structured entities as stated in Note 2 above) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The acquisition method of accounting is used to account for business combinations by the Group (refer to Note 3.4).

Intra-group transactions, balances and unreleased gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred assets. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statements of comprehensive income, consolidated statement of changes in equity and consolidated balance sheet, respectively.

3.3 Structured entities

A structured entity is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only, and the relevant activities are directly by means of contractual or related arrangements.

The Group determines whether it is an agent or principal in relation to those structured entities in which the Group acts as an asset manager based on management's judgment. If an asset manager is an agent, it acts primarily on behalf of others and so does not control the structured entity. It may be the principal if it acts primarily for itself, and therefore controls the structured entity.

With respect to the Consolidated Affiliated Entities, the Group acts as a principal and the determination of the consolidation of the Consolidated Affiliated Entities is set out in Note 2. The unconsolidated structured entities to which the Group has exposure is set out in Note 4.3.

3 Material accounting policies (Continued)

3.4 Business combination

The Group applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

The Group recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis. Non-controlling interests in the acquiree that are present ownership interests and entitle their holders to a proportionate share of the entity's net assets in the event of liquidation are measured at either fair value or the present ownership interests' proportionate share in the recognized amounts of the acquirer's identifiable net assets. All other components of non-controlling interests are measured at their acquisition date fair value, unless another measurement basis is required by IFRS.

Acquisition-related costs are expensed as incurred.

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer's previously held equity interest in the acquiree is re-measured to fair value at the acquisition date; any gains or losses arising from such re-measurement are recognized in profit or loss.

Any contingent consideration to be transferred by the Group is recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration that is deemed to be an asset or liability is recognized in profit or loss. Contingent consideration that is classified as equity is not remeasured, and its subsequent settlement is accounted for within equity.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If the total of consideration transferred, non-controlling interest recognized and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the consolidated statement of comprehensive income.

3 Material accounting policies (Continued)

3.5 Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker, who is responsible for allocation of resources and assessing performance of the operating segments and make strategic decisions. The Group's chief operating decision makers have been identified as the executive directors of the Company, who review the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group as a whole.

For the purpose of internal reporting and management's operation review, management personnel operate a core retail credit and enablement business, consumer finance loan business and third-party loan referral business. Based on the assessment of reportable segments under IFRS 8, the Group has determined that only one operating segment needs to be reported as none of the operating segments, other than the core lending related business, meets the quantitative thresholds in terms of revenue, profit or loss, and assets. In addition, the Group does not distinguish between markets or segments for the purpose of internal reporting. As the Group's assets and liabilities are substantially all located in the PRC, substantially all revenues are earned in the PRC, and accordingly, no geographical segments are presented.

3.6 Foreign currency translation

(i) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The functional currency of the Company is the United States dollar ("USD"). The RMB is the functional currency of the subsidiaries in the PRC. As the major operations of the Group are within the PRC, the Group determined to present its consolidated financial statement in RMB (unless otherwise stated).

3 Material accounting policies (Continued)

3.6 Foreign currency translation (Continued)

(ii) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions, and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates, are generally recognized in consolidated statements of comprehensive income.

Foreign exchange gains and losses that relate to borrowings are presented in the consolidated statements of comprehensive income, within finance costs. All other foreign exchange gains and losses are presented in the consolidated statements of comprehensive income on a net basis within other gains/(losses).

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the fair value gain or loss, and translation differences on non-monetary assets such as equities classified as fair value through other comprehensive income are recognized in other comprehensive income.

(iii) Group companies

The results and financial position of all foreign operations (none of which has the currency of a hyper-inflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

- assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet,

- income and expenses for each statement of profit or loss and statement of comprehensive income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and

- all resulting exchange differences are recognized in other comprehensive income.

3 Material accounting policies (Continued)

3.7 Cash and cash equivalents

For the purpose of presentation in the statement of cash flows, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, and other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

3.8 Financial assets

(i) Recognition

The Group recognizes a financial asset or a financial liability in its statement of financial position when, and only when, it becomes a party to the contractual provisions of the instrument.

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are incremental and directly attributable to the acquisition or issue of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss.

(ii) Classification and Measurement

The Group classifies its financial assets in the following measurement categories, which depends on the Group's business model for managing the financial assets and the contractual terms of the cash flows:

- those to be measured at amortized cost ("AC");

- those to be measured at fair value through profit or loss ("FVPL").

The Group determines the classification of debt investments according to its business model and the contractual cash flow characteristics of the financial assets. The investments are classified as FVPL if the cash flows cannot pass solely payments of principal and interest on the principal amount testing. Otherwise, the classification depends on the business model. For investments in equity instruments, investments are classified as FVPL in general.

3 Material accounting policies (Continued)

3.8 Financial assets (Continued)

(ii) Classification and Measurement (Continued)

Debt instruments

Debt instruments are those instruments that meet the definition of a financial liability from the issuer's perspective, such as loans, government and corporate bonds. Subsequent measurement of debt instruments depends on the Group's business model for managing the asset and the cash flow characteristics of the asset. There are two measurement categories into which the Group classifies its debt instruments:

- Amortized cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest, and that are not designated at FVPL are measured at amortized cost. Interest income from these financial assets is included in interest income using the effective interest rate method. Any gain or loss arising from derecognition or impairment is recognized directly in profit or loss. Such assets held by the Group mainly include cash at bank, accounts and other receivables, financial assets at amortized cost, financial assets purchased under reverse repurchase agreements, and loans to customers. Purchased or originated credit-impaired financial assets ("POCI") are those financial assets that are credit-impaired on initial recognition whose interest income is calculated by applying the effective interest rate to the net carrying amount of the financial asset.

- FVPL: Assets that do not meet the criteria for amortized cost are measured at FVPL. The gains or losses arising from fair value changes on the debt investments measured at FVPL are recognized in profit or loss.

Equity instruments

The Group subsequently measures all equity instruments at fair value. Dividends representing a return on such equity instruments are recognized in profit or loss when the Group's right to receive payments is established.

Financing guarantee contracts

After initial recognition, an issuer of such a contract shall subsequently measure it at the higher of:

- the amount of the loss allowance determined in accordance with Note 3.8(iii) and

- the amount initially recognised less, when appropriate, the cumulative amount of income recognised in accordance with the principles of IFRS 15.

3 Material accounting policies (Continued)

3.8 Financial assets (Continued)

(iii) Impairment

Expected credit loss ("ECL") refers to the weighted average amount of credit loss of financial instruments based on the probability of default. Credit loss refers to the difference between all contractual cash flows receivable and all cash flows that the entity expects to receive, discounted at the original effective interest rate.

The Group assesses on a forward-looking basis the expected credit losses associated with its debt instruments carried at amortized cost, with the exposure arising from loan commitments and financing guarantee contracts that are not in the scope of "Insurance Contracts". A number of significant judgments are also required in applying the accounting requirements for measuring ECL, such as:

- Choosing appropriate models and assumptions for the measurement of ECL including exposure at default ("EAD"), probability of default ("PD"), loss given default ("LGD"), etc.
- Determining criteria for significant increase in credit risk;
- Establishing the number and relative weightings of forward-looking scenarios for the associated ECL.

For the financial instruments subject to ECL measurement, the Group assesses the significant increase in credit risk since initial recognition or whether an asset is considered to be credit impaired, "Three-stage" expected credit loss models are established and staging definition are set for each of these financial assets class. Incorporating forward-looking information, expected credit losses for financial assets are recognized in different stages.

Stage 1: A financial instrument that is not credit-impaired on initial recognition is classified in "Stage 1" and has its credit risk continuously monitored by the Group. The impairment provision is measured at an amount equal to the 12-month expected credit losses for the financial assets which are not considered to have significantly increased in credit risk since initial recognition.

Stage 2: If a significant increase in credit risk ("SICR") since initial recognition is identified, the financial instrument is moved to "Stage 2" but is not yet deemed to be credit-impaired. The impairment provision is measured based on expected credit losses on a lifetime basis.

Stage 3: If the financial instrument is credit-impaired, the financial instrument is then moved to "Stage 3". The impairment provision is measured based on expected credit losses on a lifetime basis.

3 Material accounting policies (Continued)

3.8 Financial assets (Continued)

(iii) Impairment (Continued)

For the financial instruments in Stage 1 and Stage 2, the Group calculates the interest income based on its gross carrying amount (i.e. amortized cost) before adjusting for impairment provision using the effective interest method. For the financial instruments in Stage 3, the interest income is calculated based on the carrying amount of the asset, net of the impairment provision, using the effective interest method. Financial assets that are originated or purchased credit impaired are financial assets that are impaired at the time of initial recognition, and the impairment provision for these assets is the expected credit loss for the entire lifetime.

The Group recognizes or reverses the loss allowance through profit or loss. For account receivables, the Group refers to historical experience of credit loss, combined with current situation and forward-looking information, to formulate the lifetime expected credit loss of the financial assets.

(iv) Derecognition

Financial assets are derecognized if one of the following criteria are met:

- the contractual rights to receive the cash flows from the financial assets have expired;
- they have been transferred and the Group transfers substantially all the risks and rewards of ownership;
- they have been transferred and the Group neither transfers nor retains substantially all the risks and rewards of ownership and the Group has not retained control.

Financial assets (and the related impairment allowances) are normally written off, either partially or in full, when there is no realistic prospect of recovery. Where loans to customers and receivables arising from default guarantee payments are secured, the write-off is generally after receipt of any proceeds from the realization of collateral. In circumstances where there is no credit enhancement, loans to customers, accounts receivables related to retail credit and enablement business and the related allowance are written off when they are delinquent for 180 days or more.

3 Material accounting policies (Continued)

3.9 Financial liabilities

At initial recognition, the Group classifies a financial liability as fair value through profit or loss or other financial liabilities. The Group measures a financial liability at its fair value plus, in the case of a financial liability not at fair value through profit or loss, transaction costs that are incremental and directly attributable to the acquisition or issue of the financial liability. Transaction costs of financial liabilities carried at FVPL are expensed in profit or loss.

When all or part of the current obligations of a financial liability have been discharged, the Group derecognizes the portion of the financial liability or obligation that has been discharged. The difference between the carrying amount of the derecognized liability and the consideration is recognized in profit or loss.

The exchange between the Group and its original lenders of debt instruments with substantially different terms, as well as substantial modifications of the terms of existing financial liabilities, are accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. The terms are substantially different if the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received and discounted using the original effective interest rate, is more than 10% different from the discounted present value of the remaining cash flows of the original financial liability. In addition, other qualitative factors, such as the currency that the instrument is denominated in, changes in the type of interest rate, new conversion features attached to the instrument and change in covenants are also taken into consideration. If an exchange of debt instruments or modification of terms is accounted for as an extinguishment, any costs or fees incurred are recognised as part of the gain or loss on the extinguishment. If the exchange or modification is not accounted for as an extinguishment, any costs or fees incurred adjust the carrying amount of the liability and are amortised over the remaining term of the modified liability.

3 Material accounting policies (Continued)

3.9 Financial liabilities (Continued)

(i) Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and other financial liabilities designated as such at initial recognition. Financial liabilities held for trading are the financial liabilities that:

- are incurred principally for the purpose of repurchasing it in the near term;
- on initial recognition are part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking; or
- are derivatives (except for a derivative that is a designated and effective hedging instrument or a financing guarantee contract).

Such financial liabilities held for trading are subsequently measured at fair value. All the related realized and unrealized gains/(losses) are recognized in profit/(loss) in the current year.

The Group may, at initial recognition, designate a financial liability as measured at fair value through profit or loss when one of the following criteria is met:

- it eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases; or
- a group of financial liabilities or financial assets and financial liabilities is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided internally on that basis to the entity's key management personnel; or
- a contract contains one or more embedded derivatives, with the host being not an asset within the scope of IFRS 9, and the embedded derivative(s) do(es) significantly modify the cash flows.

Once designated as fair value through profit or loss at initial recognition, the financial liabilities may not be reclassified to other financial liabilities in subsequent periods. Financial liabilities designated at FVPL are subsequently measured at fair value.

As of December 31, 2022 and 2023, the Group did not hold any financial liabilities measured at FVPL other than payable for other debt investments (refer to Note 35).

3 Material accounting policies (Continued)

3.10 Determination of fair value

The fair value of a financial instrument that is traded in an active market is determined by reference to quoted market bid prices for assets and offer prices for liabilities, at the close of business at the end of the reporting period. If quoted market prices are not available, reference can also be made to broker or dealer price quotations.

For financial instruments where there is no active market, the fair value is determined by using valuation techniques. Such techniques should be appropriate in the circumstances for which sufficient data is available, and the inputs should be consistent with the objective of estimating the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions, and maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Such techniques include using recent prices in arm's length transactions, reference to the current market value of another instrument which is substantially the same, discounted cash flow analysis and/or option pricing models. For discounted cash flow techniques, estimated future cash flows are based on management's best estimates and the discount rate used is a market related rate for similar instruments. Certain financial instruments, including derivative financial instruments, are valued using pricing models that consider, among other factors, contractual and market prices, correlation, time value of money, credit risk, yield curve volatility factors and/or prepayment rates of the underlying positions. The use of different pricing models and assumptions could produce materially different estimates of fair values.

Determining whether to classify financial instruments into level 3 of the fair value hierarchy is generally based on the significance of the unobservable factors involved in valuation methodologies.

3.11 Offsetting financial instruments

Financial assets and liabilities are offset and the net amount is reported in the consolidated statements of financial position when there is an unconditional and legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the assets and settle the liabilities simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the company or the counterparty.

3 Material accounting policies (Continued)

3.12 Intangible assets

(i) Trademarks and licenses

The cost of trademarks and licenses acquired in a business combination is the fair value as of the date of acquisition. The useful lives of trademarks and licenses are assessed to be either finite or indefinite. Trademarks and licenses with finite lives are subsequently amortized on the straight-line basis over the useful economic life and assessed for impairment whenever there is an indication that the trademark or license may be impaired. The amortization period and the amortization method for a trademark or license with a finite useful life are reviewed at least at each financial year end.

Trademarks and licenses with indefinite useful lives are tested for impairment annually either individually or at the cash-generating unit level. Such trademarks and licenses are not amortized. The useful life of a trademark or license with an indefinite life is reviewed annually to determine whether the indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is accounted for on a prospective basis.

(ii) Computer software

Costs associated with maintaining computer software programs are recognized as an expense as incurred. Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Group are recognized as intangible assets when the following criteria are met:

- it is technically feasible to complete the software so that it will be available for use;
- management intends to complete the software and use or sell it;
- there is an ability to use or sell the software;
- it can be demonstrated how the software will generate probable future economic benefits;
- adequate technical, financial and other resources to complete the development and to use or sell the software are available; and
- the expenditure attributable to the software during its development can be reliably measured.

Directly attributable costs that are capitalized as part of the software include employee costs and an appropriate portion of relevant overheads.

Research expenditure and development expenditure that do not meet the criteria above are recognized as an expense as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period. Capitalized development costs are recorded as intangible assets and amortized from the point at which the asset is ready for use.

3 Material accounting policies (Continued)

3.12 Intangible assets (Continued)

(iii) Amortization methods and periods

The Group amortizes intangible assets with a limited useful life using the straight-line method over the following periods. When determining the useful life, the Group has taken into the account (i) the estimated period that can bring economic benefits to the Group; and (ii) the period required by the relevant laws and regulations. The Group estimates the useful life of the computer software based on usage of the software, expected technical obsolescence and innovations and industry experience of such intangible assets.

	Expected useful life
• Computer software	3-10 years

3.13 Goodwill

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred, the amount recognized for non-controlling interests and any fair value of the Group's previously held equity interests in the acquiree over the identifiable net assets acquired and liabilities assumed. If the sum of this consideration and other items is lower than the fair value of the net assets acquired, the difference is, after reassessment, recognized in profit or loss as a gain on bargain purchase.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. The Group performs its annual impairment test of goodwill as of year ended. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group's cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units.

Impairment is determined by assessing the recoverable amount of the cash-generating unit ("CGU") (or group of cash-generating units ("CGU" group)) to which the goodwill relates. Where the recoverable amount of the CGU (or CGU group) is less than the carrying amount, an impairment loss is recognized. An impairment loss recognized for goodwill is not reversed in subsequent periods.

Where goodwill has been allocated to a CGU (or CGU group) and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on the disposal. Goodwill disposed in these circumstances is measured based on the relative value of the disposed operation and the portion of the CGU (or CGU group) retained.

3 Material accounting policies (Continued)

3.14 Property and equipment

The Group's property and equipment mainly comprise buildings, leasehold improvements, office furniture and equipment, computer and electronic equipment and motor vehicles.

The assets purchased or constructed are initially measured at acquisition cost.

Subsequent expenditures incurred for the property and equipment are included in the cost of the property and equipment if it is probable that economic benefits associated with the asset will flow to the Group and the subsequent expenditures can be measured reliably. Meanwhile the carrying amount of the replaced part is derecognized. Other subsequent expenditures are recognized in profit or loss in the period in which they are incurred.

Depreciation is calculated on the straight-line method to write down the cost of such assets to their residual values over their estimated useful lives. The residual values and useful lives of assets are reviewed, and adjusted if appropriate, at each financial reporting date.

Land and buildings comprise primarily office premises. The estimated useful lives, depreciation rate and estimated residual value rate of buildings, leasehold improvements, office furniture and equipment, computer and electronic equipment and motor vehicles are as follows:

Category	Expected useful life	Estimated residual value rate	Annual depreciation rate
Buildings	30 years	5%	3%
Office furniture and equipment	3-5 years	0%-5%	19%-33%
Computer and electronic equipment	2-5 years	0%-5%	19%-50%
Motor vehicles	3-5 years	5%-10%	18%-32%
Leasehold improvements	shorter of expected useful life or the lease term	0%	20%-33%

An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal or retirement of an item of property and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.

3 Material accounting policies (Continued)

3.15 Impairment of non-financial assets

The Group assesses at each reporting date whether there is an indication that a non-financial asset other than deferred tax assets may be impaired. If any such indication exists, or when annual impairment testing for a non-financial asset is required, the Group makes an estimate of the asset's recoverable amount. A non-financial asset's recoverable amount is the higher of the asset's or cash-generating unit's fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the recoverable amount is determined for the cash-generating unit to which the asset belongs. Where the carrying amount of a non-financial asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to disposal, an appropriate valuation model is used. These calculations are corroborated by quoted share prices or other available fair value indicators.

For non-financial assets other than goodwill (refer to Note 3.13), an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such an indication exists, the Group makes an estimate of the recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such a reversal is recognized in the statement of comprehensive income.

Intangible assets with indefinite useful lives are tested for impairment at least annually at each year end if triggering events are not identified, either individually or at the cash-generating unit level, as appropriate.

3.16 Current and deferred income tax

Income tax comprises current and deferred tax. Income tax is recognized in the consolidated income statement or in other comprehensive income if it relates to items that are recognized directly in other comprehensive income.

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities.

Deferred tax is provided, using the liability method, on all temporary differences at the end of the reporting period between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

3 Material accounting policies (Continued)

3.16 Current and deferred income tax (Continued)

Deferred tax liabilities are recognized for all taxable temporary differences, except:

(a) when the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

(b) in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in jointly controlled entities, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, the carry-forward of unused tax credits and any unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax credits and unused tax losses can be utilized, except:

(a) when the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

(b) in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in jointly controlled entities, deferred tax assets are only recognized to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Conversely, previously unrecognized deferred tax assets are reassessed by the end of each reporting period and are recognized to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the end of the reporting period.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

3 Material accounting policies (Continued)

3.17 Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated statement of comprehensive income over the period of the borrowings using the effective interest method. Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a pre-payment for liquidity services and amortized over the period of the facility to which it relates.

3.18 Share capital, share premium and treasury shares

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new ordinary shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Ordinary shares have a par value of USD0.00001. Initial capital injection over par value per share are accounted for as share premium.

Where any group company purchases the Company's equity instruments, for example as the result of a share buy-back or a share-based payment plan, the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to the owners' of the Company as treasury shares until the shares are canceled or reissued. Where such ordinary shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the owners' of the Company.

The Group accounts for treasury shares using the cost method. Under this method, the cost incurred to purchase the shares is recorded in the treasury shares account in the consolidated balance sheets. At retirement, the ordinary shares account is charged only for the aggregate par value of the shares retired. The excess of the acquisition cost of treasury shares over the aggregate par value is recorded as deduction of share premium.

3.19 Accounts and other payables

Accounts and other payables mainly include payable to investors of consolidated structured entities, payable to platform investors, employment benefits payables, payable to external suppliers, tax and other statutory liabilities, and deposit payables, among other things.

Accounts and other payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

3 Material accounting policies (Continued)

3.20 Compound financial instruments

Compound financial instruments contain both a liability and an equity component. The compound financial instruments issued by the Group include convertible promissory notes (refer to Note 33) and optionally convertible promissory notes (refer to Note 34).

The liability component, representing the obligation to make fixed payments of compound financial instruments may be converted to ordinary shares at the option of the holders, and the number of shares to be issued is based on an initial fixed conversion price subject to anti-dilutive adjustments. Principal and interest are classified as liability and initially recognized at the fair value, calculated using the market interest rate of a similar liability that does not have an equity conversion option, and are subsequently measured at amortized cost using the effective interest method. The equity component, representing an embedded option to convert the liability into ordinary shares, is initially recognized in other reserves as the difference between the proceeds received from the compound financial instruments as a whole and the amount of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to the allocation of proceeds.

On conversion of the compound financial instruments into shares, the amount transferred to share capital is calculated as the par value of the shares multiplied by the number of shares converted. The difference between the carrying value of the related component of the converted notes and the amount transferred to share capital is recognized in share premium.

3.21 Employee benefits

(a) Pension obligations

The employees of the Group are mainly covered by various defined contribution pension plans. The Group makes and accrues contributions on a monthly basis to the pension plans, which are mainly sponsored by the related government authorities that are responsible for the pension liability to retired employees. Under such plans, the Group has no other significant legal or constructive obligations for retirement benefits beyond the said contributions, which are expensed as incurred.

(b) Housing benefits

The employees of the Group are entitled to participate in various government-sponsored housing funds. The Group contributes on a monthly basis to these funds based on certain percentages of the salaries of the employees. The Group's liability in respect of these funds is limited to the contributions payable in each period.

(c) Medical benefits

The Group makes monthly contributions for medical benefits to the local authorities in accordance with the relevant local regulations for the employees. The Group's liability in respect of employee medical benefits is limited to the contributions payable in each period.

3 Material accounting policies (Continued)

3.22 Share-based payment

The Group operates certain equity-settled, share incentive plans including share options and performance share units (PSUs), under which the Group receives services from employees as consideration for equity instruments.

The total amount to be expensed is determined by reference to the fair value of the shares underlying the grants, which includes the impact of market performance conditions (for example, an entity's share price) but excludes the impact of any service and non-market performance vesting conditions (for example, profitability, sales growth targets and remaining as an employee of the entity over a specified time period) and includes the impact of any non-vesting conditions (for example, the requirement for employees to save or holding shares for a specified period of time).

Total expense based on fair value of the shares underlying the grants and number of shares expected to vest is recognized over the vesting period.

At the end of each reporting period, the Group revises its estimates of the number of shares underlying grants that are expected to vest based on the non-market performance and service conditions. It recognizes the impact of the revision to original estimates, if any, in statements of comprehensive income, with a corresponding adjustment to equity.

3.23 Revenue recognition

Revenue represents the amount of consideration the Group is entitled to upon the transfer of promised goods or services in the ordinary course of the Group's activities and is recorded net of value-added tax ("VAT"). Revenues are recognized when or as control of the asset or service is transferred to the customer. Depending on the terms of the contract, control of the goods and services may be transferred over time or at a point in time. Services is provided over time if the Group's performance:

- provides all of the benefit received and consumed simultaneously by the customer;
- creates and enhances an asset that the customer controls as the Group performs; and
- does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date.

If control of the goods and services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the goods and services.

3 Material accounting policies (Continued)

3.23 Revenue recognition (Continued)

The progress towards complete satisfaction of the performance obligation is measured based on one of the following methods that best depicts the Group's performance in satisfying the performance obligation:

- direct measurements of the value transferred by the Group to the customer; or
- the Group's efforts or inputs to the satisfaction of the performance obligation.

When either party to a contract has performed, the Group presents the contract in the statement of financial position as a contract asset or a contract liability, depending on the relationship between the entity's performance and the customer's payment.

A contract asset is the Group's right to consideration in exchange for goods or services that the Group has transferred to a customer. If the value related to the services rendered by the Group exceed the payment, a contract asset is recognized. Judgment is required in determining whether a right to consideration is unconditional and thus qualifies as a receivable.

A receivable is recorded when the Group has an unconditional right to consideration on the date the payment is due even if it has not yet performed under the contract.

A contract liability is the Group's obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer, which is recognized as revenue upon transfer of control to the customers.

The specific accounting policies for the Group's main types of revenue are as below:

3 Material accounting policies (Continued)

3.23 Revenue recognition (Continued)

3.23.1 *Technology platform-based income and guarantee income*

The Group engages primarily in operating a platform for facilitating borrowers and institutional funding partners. For the loans originated by banks for which the Group determines that it is not the legal lender in the loan origination and repayment process or trust plans that the Group does not need to consolidate, the Group does not record loans to customers and payables arising from such transactions.

The Group determines that both borrower and institutional funding partners are its customers. In accordance with a series of contracts entered into among the borrowers, institutional funding partners and the Group, the Group provides loan enablement and post origination services to its customers and its obligation to repay in the event of default. Loan enablement services include credit assessment of the borrower, enabling loans from the funding partner to the borrower and providing technical assistance to the borrower and the funding partner. Post-origination services include repayment reminders, payment processing, and collection services. The Group determines loan enablement and post origination as two performance obligations. The Group also takes partial credit risk of off-balance sheet loans to borrowers through the relevant guarantee arrangements and the revenue recognised from this guarantee service has been accounted for as "guarantee income" in the statement of comprehensive income. Account management service provided to credit enhancement providers is considered a separate service outside of the above performance obligations.

The Group generally collects guarantee fees and one combined service fees covering both loan enablement and post origination services from the borrowers on a monthly installment basis. The total consideration including service fees and guarantee fees are first allocated to the guarantee liability at its fair value upon inception of the loan contracts and the residual consideration is then allocated to loan enablement and post origination services based on their estimated standalone selling price. When estimating total consideration, the Group considers early termination scenarios, as the Group does not receive the full contractual service fees amount under early termination, given that the service fees is collected on a monthly basis prior to loan termination.

The Group does not have an observable standalone selling price for the loan enablement services or post origination services because it does not provide loan enablement services or post origination services on a standalone basis in similar circumstances to similar customers. There is no direct observable standalone selling price for similar services in the market that is reasonably available to the Group.

As a result, the estimation of standalone selling price involves significant judgment. The Group uses an expected cost plus margin approach to estimate the standalone selling prices of loan enablement services and post origination services as the basis of revenue allocation. When estimating the selling prices, the Group considers the cost related to such services and profit margin.

3 Material accounting policies (Continued)

3.23 Revenue recognition (Continued)

3.23.1 *Technology platform-based income and guarantee income* (Continued)

The transaction price allocated to loan enablement is recognized as revenue upon execution of loan agreements between funding partners and borrowers; the consideration allocated to post-origination services is recognized over the period of the loan on a systematic basis, which approximates the pattern of when the post origination services are performed.

As the loans facilitated by the Group are generally over 12 months, any incremental costs (i.e. fees paid to direct sales, channel partners and others) of obtaining such contracts are capitalized and amortized on a systematic basis consistent with the pattern of the transfer of the services provided to its customers during the term of underlying loans. The Group assesses the recoverability of the capitalized incremental costs of obtaining a contract in accordance with IFRS 15 at each balance sheet date. Any costs that are not expected to be recoverable are expensed as incurred.

Besides, the Group also receives service fees recognized as "referral income from platform service" in statement of comprehensive income based on the principal of personal lending referred by the Group to the financial institutions which provide funding directly to borrowers and the Group does not take any credit risk in relation to this referral arrangement. Such fee is recognized upon successful facilitation, which is the only performance obligation agreed in the contract.

The Group offers a full suite of wealth management products available from third-party institutional investment product providers to the investors on its technology platform. Such products include asset management plans, bank products, mutual funds, private investment funds, trust plans and others. Other technology platform-based income consist primarily of fee collected from product providers for facilitation of investment products offered on its technology platform which is the only performance obligation agreed in the contract.

3.23.2 *Interest income*

Interest income is calculated by applying the effective interest rate to the gross carrying amount of a financial asset except for financial assets that subsequently become credit-impaired. For credit-impaired financial assets the effective interest rate is applied to the net carrying amount of the financial asset (after deduction of the loss allowance).

3.23.3 *Other income*

Other income mainly comprises income for account management service fees. The Group provides reminder services to the credit enhancement providers for loans facilitated by the Group that are covered by their credit enhancement services. Account management service fees are recognized over time based on the number of accounts managed and the performance of the underlying loans.

3 Material accounting policies (Continued)

3.24 Leases

Leases refer to a contract in which the lessor transfers the right to use the assets to the lessee for a certain period of time to obtain the consideration. Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases.

Group as a lessee

The Group mainly leases buildings as right-of-use assets. The Group applies the lease recognition exemption to short-term leases and leases of low-value assets, and does not recognize the right-of-use assets and lease liabilities. Lease payments on short-term leases and leases of low-value assets are recognized as costs of asset or expenses on a straight-line basis over the lease term. Except for lease applying lease recognition exemption, leases are recognized as a right-of-use asset at the date at which the lease begins, lease liabilities are initial measured at the present value of the lease payments that have not been paid. Lease payments include fixed payments, variable lease payment based on an index or a rate, the exercise price of a purchase option if the lessee is reasonably certain to exercise that option and payments of penalties for terminating the lease, etc.

Right-of-use assets are initial measured at cost comprising the amount of the initial measurement of lease liability, any lease payments made at or before the commencement date less any lease incentives received, any initial direct costs and deduct any lease incentives receivable. The right-of-use asset is depreciated over the asset's useful life on a straight-line basis if the Group can reasonably determine the ownership of the assets at the end of the lease term; The right-of-use asset is depreciated over the shorter of the asset's useful life and the lease term if the ownership of the assets is uncertain at the end of the lease term. When the recoverable amount is lower than the carrying amount of the right-of-use asset, the Group reduces its carrying amount to the recoverable amount.

3 Material accounting policies (Continued)

3.25 Provisions

Provisions are recognized when the Group has a present obligation as a result of a past event, and it is probable that the Group will be required to settle that obligation and a reliable estimate can be made of the amount of the obligation.

Provisions are measured at the best estimate of most likely consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

3.26 Government grants

Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

Government grants relating to costs are deferred and recognized in the consolidated statement of comprehensive income over the period necessary to match them with the costs that they are intended to compensate.

3.27 Dividends

Provision is made for the amount of any dividend declared, being appropriately authorised and no longer at the discretion of the entity, on or before the end of the reporting period but not distributed at the end of the reporting period.

4 Financial instruments and risks

The Group's activities expose it to a variety of market risks (comprising foreign currency risk and interest rate risk), credit risk and liquidity risk. The Group's overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group's financial performance. Risk management is carried out by the senior management of the Group.

4.1 Financial risk factors

4.1.1 Market risk

Market risk is the risk of changes in fair value of financial instruments and future cash flows from fluctuation of market prices, which includes two types of risks from volatility of foreign exchange rates (foreign currency risk), and market interest rates (interest rate risk).

(a) Foreign currency risk

Foreign currency risk is the risk of loss resulting from changes in foreign currency exchange rates. Fluctuations in exchange rates between the RMB and other currencies in which the Group conducts business may affect its financial position and results of operations. The foreign currency risk assumed by the Group mainly comes from movements in the USD/RMB exchange rates.

The Company and major overseas intermediate holding companies' functional currency is USD. They are mainly exposed to foreign exchange risk arising from their cash and cash equivalents and loans to subsidiaries denominated in RMB. The Group entered into spot-forward US$/RMB currency swaps to manage our exposure to foreign currency risk arising from loans to subsidiaries denominated in RMB until the foregoing swaps expired in May 2023. Since then, the Group has entered into forward RMB-FX trading to manage the exposure to foreign currency risk arising from loans to subsidiaries denominated in RMB.

The subsidiaries of the Group are mainly operating in mainland China with most of the transactions denominated in RMB. The Group considers that business in mainland China is not exposed to any significant foreign exchange risk as there are no significant financial assets or liabilities of these subsidiaries denominated in the currencies other than RMB.

The table below illustrates the impact of an appreciation or depreciation of RMB spot and forward rates against USD by 5% on the Group's profit before income tax expenses.

	Year ended December 31,	
	2022	**2023**
	RMB'000	**RMB'000**
5% appreciation of RMB	(124,798)	**(188,086)**
5% depreciation of RMB	124,798	**188,086**

4 Financial instruments and risks (Continued)

4.1 Financial risk factors (Continued)

4.1.1 *Market risk* (Continued)

(b) Interest rate risk

Interest rate risk is the risk that the fair value/future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

Interest on floating rate instruments is repriced at intervals of one year or less. Interest on fixed interest rate instruments is priced at inception of the financial instruments and is fixed until maturity. Floating rate instruments expose the Group to cash flow interest rate risk, whereas fixed rate instruments expose the Group to fair value interest risk. The Group's interest rate risk mainly arises from fixed rate instruments including cash at bank, accounts and other receivables and contract assets, loans to customers, accounts and other payables and contract liabilities, etc. The Group's interest rate risk policy requires it to manage interest rate risk by managing the maturities of interest-bearing financial assets and interest-bearing financial liabilities.

The following table sets out the Group's financial assets and financial liabilities exposed to interest rate risk by repricing date, contractual maturity date or expected maturity date (whichever is the earlier):

	As of December 31, 2022							
	Less than 3 months RMB'000	3 months to 1 year RMB'000	1-2 years RMB'000	2-3 years RMB'000	More than 3 years RMB'000	Overdue RMB'000	No interest RMB'000	Total RMB'000
ASSETS								
Cash at bank	33,218,805	42,142	1,602,690	3,490,181	5,528,309	-	-	43,882,127
Restricted cash	24,333,782	1,544,978	482,037	147,478	356	-	-	26,508,631
Financial assets at fair value through profit or loss	7,128,410	1,131,041	313,221	-	-	2,454,227	18,062,548	29,089,447
Financial assets at amortized cost	2,502,673	647,026	112,128	856,808	-	597,813	-	4,716,448
Accounts and other receivables and contract assets	-	-	-	-	-	-	15,758,135	15,758,135
Loans to customers	51,150,197	95,812,445	49,552,823	9,616,373	158,248	5,156,559	-	211,446,645
Total financial assets	118,333,867	99,177,632	52,062,899	14,110,840	5,686,913	8,208,599	33,820,683	331,401,433

4 Financial instruments and risks (Continued)

4.1 Financial risk factors (Continued)

4.1.1 Market risk (Continued)

(b) Interest rate risk (Continued)

The following table sets out the Group's financial assets and financial liabilities exposed to interest rate risk by repricing date, contractual maturity date or expected maturity date (whichever is the earlier): (Continued)

	As of December 31, 2022							
	Less than 3 months RMB'000	3 months to 1 year RMB'000	1-2 years RMB'000	2-3 years RMB'000	More than 3 years RMB'000	Overdue RMB'000	No interest RMB'000	Total RMB'000
LIABILITIES								
Payable to platform investors	-	-	-	-	-	-	1,569,367	1,569,367
Borrowings	9,086,732	27,828,781	-	-	-	-	-	36,915,513
Bonds payable	-	2,143,348	-	-	-	-	-	2,143,348
Accounts and other payables and contract liabilities	3,745,929	-	-	-	-	-	5,385,010	9,130,939
Payable to investors of consolidated structured entities	42,664,737	86,300,977	44,005,269	4,111,964	64,779	-	-	177,147,726
Financing guarantee liabilities	-	-	-	-	-	-	5,763,369	5,763,369
Lease liabilities	126,034	294,856	253,475	67,629	6,813	-	-	748,807
Convertible promissory notes payable	-	-	-	-	5,164,139	-	-	5,164,139
Optionally convertible promissory notes	-	8,142,908	-	-	-	-	-	8,142,908
Total financial liabilities	55,623,432	124,710,870	44,258,744	4,179,593	5,235,731	-	12,717,746	246,726,116
Nominal amount of interest rate swap	(8,984,334)	8,984,334	-	-	-	-	-	-
Total interest rate sensitivity gap	71,694,769	(34,517,572)	7,804,155	9,931,247	451,182	8,208,599	21,102,937	84,675,317

4 Financial instruments and risks (Continued)

4.1 Financial risk factors (Continued)

4.1.1 *Market risk* (Continued)

(b) Interest rate risk (Continued)

The following table sets out the Group's financial assets and financial liabilities exposed to interest rate risk by repricing date, contractual maturity date or expected maturity date (whichever is the earlier): (Continued)

	As of December 31, 2023							
	Less than 3 months RMB'000	3 months to 1 year RMB'000	1-2 years RMB'000	2-3 years RMB'000	More than 3 years RMB'000	Overdue RMB'000	No interest RMB'000	Total RMB'000
ASSETS								
Cash at bank	21,574,670	3,517,100	3,546,122	5,287,142	5,673,751	-	-	39,598,785
Restricted cash	9,976,852	439,993	210,648	511,345	7,000	-	-	11,145,838
Financial assets at fair value through profit or loss	10,011,589	2,564,158	44,028	484,629	3,523,561	2,769,962	9,494,677	28,892,604
Financial assets at amortized cost	1,509,479	138,064	979,418	-	-	384,609	-	3,011,570
Accounts and other receivables and contract assets	-	-	-	-	-	-	7,293,671	7,293,671
Loans to customers	35,652,598	60,858,277	24,591,854	5,401,200	63,017	3,127,008	-	129,693,954
Total financial assets	**78,725,188**	**67,517,592**	**29,372,070**	**11,684,316**	**9,267,329**	**6,281,579**	**16,788,348**	**219,636,422**

4 Financial instruments and risks (Continued)

4.1 Financial risk factors (Continued)

4.1.1 Market risk (Continued)

(b) Interest rate risk (Continued)

The following table sets out the Group's financial assets and financial liabilities exposed to interest rate risk by repricing date, contractual maturity date or expected maturity date (whichever is the earlier): (Continued)

	As of December 31, 2023							
	Less than 3 months RMB'000	3 months to 1 year RMB'000	1-2 years RMB'000	2-3 years RMB'000	More than 3 years RMB'000	Overdue RMB'000	No interest RMB'000	Total RMB'000
LIABILITIES								
Payable to platform investors	-	-	-	-	-	-	985,761	985,761
Borrowings	10,260,251	25,771,136	1,838,920	952,977	-	-	-	38,823,284
Accounts and other payables and contract liabilities	-	-	-	-	-	-	4,790,038	4,790,038
Payable to investors of consolidated structured entities	25,803,640	40,961,798	15,144,178	1,308,562	46,560	-	-	83,264,738
Financing guarantee liabilities	-	-	-	-	-	-	4,185,532	4,185,532
Lease liabilities	73,821	168,650	108,915	32,979	2,329	-	-	386,694
Convertible promissory notes payable	-	-	-	5,650,268	-	-	-	5,650,268
Total financial liabilities	36,137,712	66,901,584	17,092,013	7,944,786	48,889	-	9,961,331	138,086,315
Total interest rate sensitivity gap	42,587,476	616,008	12,280,057	3,739,530	9,218,440	6,281,579	6,827,017	81,550,107

The Group performs interest rate sensitivity analysis on profit for the Group by measuring the impact of a change in interest rate of financial assets, liabilities and interest rate derivative instruments.

4 Financial instruments and risks (Continued)

4.1 Financial risk factors (Continued)

4.1.1 ***Market risk*** (Continued)

(b) Interest rate risk (Continued)

The table below illustrates the impact to profit before tax of the coming year as of each reporting date based on the structure of interest-bearing assets, liabilities and interest rate derivative instruments as of December 31, 2022 and 2023, caused by a parallel shift of 100 basis points in interest rates.

	As of December 31,	
	2022	**2023**
	RMB'000	**RMB'000**
Change in interest rate		
– 100 basis points	(497,888)	**(374,950)**
+100 basis points	497,888	**374,950**

In the sensitivity analysis, the Group adopts the following assumptions when determining business conditions and financial index:

- The fluctuation rates of different interest-bearing assets and liabilities are the same;
- All assets and liabilities are re-priced in the middle of relevant periods;
- Analysis is based on static gap on reporting date, regardless of subsequent changes;
- No consideration of impact on customers' behavior resulting from interest rate changes;
- No consideration of impact on market price resulting from interest rate changes;
- No consideration of actions taken by the Group.

Therefore, the actual changes of net profit may differ from the analysis above.

4 Financial instruments and risks (Continued)

4.1 Financial risk factors (Continued)

4.1.2 Credit risk

Credit risks refer to the risk of losses incurred by the inabilities of debtors or counterparties to fulfill their contractual obligations or by the adverse changes in their credit conditions. The Group is exposed to credit risks primarily associated with its deposit arrangements with commercial banks, financial assets at fair value through profit or loss, accounts and other receivables, loans to customers, etc. The Group uses a variety of controls to identify, measure, monitor and report credit risk.

Credit risk management

The Group's financial assets at fair value through profit or loss mainly include trust products, wealth management products, asset management plans and other equity investments. The Group executes due diligence, assesses counterparties' qualification and manages credit risks of existing investments.

The Group has formulated a complete set of credit management processes and internal control mechanisms, so as to carry out whole process management of credit business. Credit management procedures for its retail loans comprise the processes of credit origination, credit review, credit approval, disbursement, post-disbursement monitoring and collection. Risks arising from financing guarantee contracts and loan commitments are similar to those associated with loans. Transactions of financing guarantee contracts and loan commitments are, therefore, subject to the same portfolio management and the same requirements for application and collateral as loans to customers.

To those accounts and other receivables and contract assets, there are policies to control the credit risk exposures. The Group evaluates the possibility of guarantee from third parties, credit record and other factors such as current market condition. The Group monitors customer credit records at regular intervals, and takes action such as official notifications, shortening credit periods or canceling credit periods etc. to ensure the Group's credit risk remains under control when the customers with bad credit records are identified.

4 Financial instruments and risks (Continued)

4.1 Financial risk factors (Continued)

4.1.2 ***Credit risk*** (Continued)

Credit exposure

Without taking collateral and other credit enhancements into consideration, for on-balance sheet assets, the maximum exposures are based on net carrying amounts as reported in the financial statements. The Group also assumes credit risk due to financing guarantee contracts. Please refer to Note 40 for the details.

Collateral and other credit enhancements

The amount and type of collateral required depends on an assessment of the credit risk of the counterparty. Guidelines are implemented regarding the types of collateral and the valuation parameters. The collateral obtained are typically residential properties.

Management monitors the market value of the collateral, adjusts credit limits when needed and performs an impairment valuation when applicable.

It is the Group's policy to dispose of repossessed properties in an orderly fashion. The proceeds are used to reduce or repay the outstanding balance. In general, the Group does not occupy repossessed properties for business use.

Expected credit loss

Credit risk measurement

The estimation of credit exposure for risk management purposes is complex and requires the use of models, as the exposure varies with changes in market conditions, expected cash flows and the passage of time. The assessment of credit risk of a portfolio of assets entails further estimations as to the likelihood of defaults occurring, of the associated loss ratios and of default correlations between counterparties. The Group measures credit risk using PD, EAD and LGD. This is similar to the approach used for the purposes of measuring ECL under IFRS 9.

4 Financial instruments and risks (Continued)

4.1 Financial risk factors (Continued)

4.1.2 Credit risk (Continued)

Expected credit loss (Continued)

Measurement of ECL

IFRS 9 outlines a 'three-stage' model for impairment based on changes in credit quality since initial recognition as summarized below:

- A financial instrument that is not credit-impaired on initial recognition is classified in 'Stage 1' and has its credit risk continuously monitored by the Group.

- If a significant increase in credit risk ('SICR') since initial recognition is identified, the financial instrument is moved to 'Stage 2' but is not yet deemed to be credit-impaired.

- If the financial instrument is credit-impaired, the financial instrument is then moved to 'Stage 3'.

Financial instruments in Stage 1 have their ECL measured at an amount equal to the portion of lifetime ECL that result from default events possible within the next 12 months. Instruments in Stages 2 or 3 have their ECL measured based on ECL on a lifetime basis.

- A pervasive concept in measuring ECL in accordance with IFRS 9 is that it should consider forward – looking information.

POCI are those financial assets that are credit – impaired on initial recognition. Their ECL is always measured on a lifetime basis.

The following diagram summarizes the impairment requirements under IFRS 9 (other than POCI).

Change in credit quality since initial recognition

Stage 1	**Stage 2**	**Stage 3**
(Initial recognition)	(Significant increase in credit risk since initial recognition)	(Credit-impaired assets)
12-month ECL	Lifetime ECL	Lifetime ECL

4 Financial instruments and risks (Continued)

4.1 Financial risk factors (Continued)

4.1.2 ***Credit risk*** (Continued)

Expected credit loss (Continued)

Measurement of ECL (Continued)

The key judgments and assumptions adopted by the Group in addressing the requirements of the standard are discussed below:

(a) Significant increase in credit risk (SICR)

For loans to customers, the Group considers a loan to have experienced a significant increase in credit risk if the borrower is 30 or more days past due on its contractual payments. No qualitative criteria is considered by the Group since the Group monitors the risk of borrowers purely based on the overdue period. For other financial assets measured at amortized cost, the Group sets quantitative and qualitative criteria to judge if there is significant increase in credit risk, and the criteria include: 30 or more days past due, the forward-looking information and various reasonable supporting information, when determining the ECL staging for financial assets.

The criteria used to identify SICR are monitored and reviewed periodically for appropriateness by the credit risk team.

(b) Definition of default and credit-impaired assets

For loans to customers, the Group defines a financial instrument as in default, which is fully aligned with the definition of credit-impaired if the borrower is 90 or more days past due on its contractual payments. No qualitative criteria is considered by the Group since the Group monitors the risk of borrowers purely based on the overdue period. For other financial assets measured at amortized cost, the Group sets quantitative and qualitative criteria to define as in default, and the criteria include: 90 or more days past due and various reasonable supporting information.

The criteria above are consistent with the definition of default used for internal credit risk management purposes. The default definition has been applied consistently to model the PD, EAD and LGD throughout the Group's expected loss calculations.

4 Financial instruments and risks (Continued)

4.1 Financial risk factors (Continued)

4.1.2 Credit risk (Continued)

Expected credit loss (Continued)

Measurement of ECL (Continued)

(c) Measuring ECL – Explanation of inputs, assumptions and estimation techniques

The ECL is measured on either a 12-month ("12M") or Lifetime basis depending on whether a significant increase in credit risk has occurred since initial recognition or whether an asset is considered to be credit-impaired. Key impacts used to determine ECL include PD, EAD and LGD, which are defined as follows:

- PD represents the likelihood of a borrower defaulting on its financial obligation (as mentioned in "Definition of default and credit-impaired assets" above), either over the next 12 months ("12M PD"), or over the remaining lifetime ("Lifetime PD") of the obligation.

- LGD represents the Group's expectation of the extent of loss on a defaulted exposure. LGD varies by type and availability of collateral or other credit support. LGD is expressed as a percentage loss per unit of exposure at the time of default.

- EAD is based on the amounts the Group expects to be owed at the time of default, over the next 12 months ("12M EAD") or over the remaining lifetime ("Lifetime EAD"). For example, for a revolving commitment, the Group includes the current drawn balance plus any further amount that is expected to be drawn up to the current contractual limit by the time of default, should it occur.

The ECL is determined by projecting the PD, LGD and EAD for each future month and for each individual exposure or collective segment. These three components are multiplied together and adjusted for the likelihood of survival (i.e. the exposure has not prepaid or defaulted in an earlier month).

The 12-month and lifetime PDs are determined based on the defaults developed with reference to historical observed data. The duration of historical observed data gathered which is most relevant to reflect the current risk profile of outstanding loan portfolio is determined by management by applying judgement, considering the latest changes in economy, trend in recent default rates under different portfolio and the latest strategy in customer selections.

4 Financial instruments and risks (Continued)

4.1 Financial risk factors (Continued)

4.1.2 Credit risk (Continued)

Expected credit loss (Continued)

Measurement of ECL (Continued)

(c) Measuring ECL – Explanation of inputs, assumptions and estimation techniques (Continued)

The 12-month and lifetime EADs are determined based on the expected payment profile. For amortizing products and bullet repayment loans, this is based on the contractual repayments owed by the borrower over a 12-month or lifetime basis. Early repayment assumptions are also incorporated into the calculation.

The 12-month and lifetime LGDs are determined based on the factors which impact the recoveries made post default. These vary by product type.

Forward-looking economic information is included in determining the 12-month and lifetime PD. These assumptions vary by product type.

There have been no significant changes in estimation techniques during the years ended December 31, 2022 and 2023.

(d) Forward-looking information incorporated in the ECL models

The Group has developed macro-economic forward-looking adjustment model by establishing a pool of macro-economic indicators, preparing data, filtering model factors and adjusting forward-looking elements, and the indicators include gross domestic product (GDP), customer price index (CPI), broad measure of money supply (M1) and other macro-economic variables. Through regression analysis, the relationship among these economic indicators in history with PD is determined, and PD then determined through forecasting economic indicators.

In 2023, the Group analyzed that the relationship between CPI and PD is non-monotonic. Therefore, CPI was excluded from the economic indicators used to determine PD.

The impact of these economic indicators on PD varies to different businesses. The Group comprehensively considers internal and external data, future forecasts and statistical analysis to determine the relationship between these economic indicators with PD. The Group evaluates and forecasts these economic indicators at least annually at balance sheet date, and regularly evaluates the results based on changes in macroeconomics.

4 Financial instruments and risks (Continued)

4.1 Financial risk factors (Continued)

4.1.2 Credit risk (Continued)

Expected credit loss (Continued)

Measurement of ECL (Continued)

(d) Forward-looking information incorporated in the ECL models (Continued)

The Group considered different macroeconomic scenarios. As of December 31, 2022 and 2023, the key macroeconomic assumptions used to estimate expected credit losses are listed below.

	As of December 31,	
	2022	**2023**
GDP – year on year percentage change	3.8%-5.5%	**4.6%-5.5%**
CPI – year on year percentage change	2.0%-2.4%	**NA**
Broad measure of money supply (M1) – year on year percentage change	7.3%-8.6%	**4.5%-6.4%**

Similar to other economic forecasts, the forecasts of economic indicators have high inherent uncertainties and therefore actual results maybe significantly different from the forecasts. The Group considered above forecasts as its best estimate as of December 31, 2022 and 2023.

Sensitivity analysis

Expected credit losses are sensitive to the parameters used in the model, the macro-economic variables of the forward-looking forecast, the weight probabilities in the three scenarios, and other factors considered in the application of expert judgment. Changes in these input parameters, assumptions, models, and judgments will have an impact on the measurement of expected credit losses.

4 Financial instruments and risks (Continued)

4.1 Financial risk factors (Continued)

4.1.2 *Credit risk* (Continued)

Expected credit loss (Continued)

Measurement of ECL (Continued)

(d) Forward-looking information incorporated in the ECL models (Continued)

Sensitivity analysis (Continued)

The Group has the highest weight of the base scenario. The loans to customers and financing guarantee contracts assumed that if the weight of the upside scenario increased by 10% and the weight of the base scenario reduced by 10%, the Group's ECL impairment provision as of December 31, 2022 and 2023 would be reduced by RMB62 million and RMB56 million, respectively; if the weight of the downside scenario increased by 10% and the weight of the base scenarios reduced by 10%, the Group's ECL impairment provision as of December 31, 2022 and 2023 would be increased by RMB123 million and RMB39 million, respectively.

The following table shows the changes of ECL impairment provision on loans to customers and financing guarantee liabilities related to ECL assuming the financial assets in stage 2 reclassified to stage 1 due to significant improvement in credit risk.

	As of December 31,	
	2022	**2023**
	RMB'000	**RMB'000**
Total ECL and financing guarantee liabilities under assumption of reclassification of financial instruments from stage 2 to stage 1	10,479,472	**9,651,158**
Total ECL and financing guarantee liabilities related to ECL recognized in the consolidated balance sheet	12,826,347	**11,459,365**
Difference-amount	(2,346,875)	**(1,808,207)**
Difference-ratio	-18%	**-16%**

4 Financial instruments and risks (Continued)

4.1 Financial risk factors (Continued)

4.1.2 Credit risk (Continued)

Expected credit loss (Continued)

Maximum exposure to credit risk before collateral held or other credit enhancements

The following presents the credit risk exposure of the financial instruments under the scope of expected credit loss mentioned in measurement of ECL without considering guarantee or any other credit enhancement measures:

(in RMB'000)	As of December 31, 2022				
Book value	Stage I	Stage II	Stage III	POCI	Maximum Credit Risk Exposure
On-balance sheet					
Financial assets at amortized cost	4,118,635	–	281,531	316,282	4,716,448
Loans to customers	208,609,176	2,763,586	73,883	–	211,446,645
Total	212,727,811	2,763,586	355,414	316,282	216,163,093
Off-balance sheet					
Financing guarantee contracts	67,011,692	1,491,246	–	–	68,502,938

(in RMB'000)	**As of December 31, 2023**				
Book value	**Stage I**	**Stage II**	**Stage III**	**POCI**	**Maximum Credit Risk Exposure**
On-balance sheet					
Financial assets at amortized cost	**2,603,594**	**–**	**264,066**	**143,910**	**3,011,570**
Loans to customers	**127,933,160**	**1,661,728**	**99,066**	**–**	**129,693,954**
Total	**130,536,754**	**1,661,728**	**363,132**	**143,910**	**132,705,524**
Off-balance sheet					
Financing guarantee contracts	**53,889,614**	**1,013,873**	**–**	**–**	**54,903,487**

For other on-balance sheet financial assets, the maximum credit risk exposure is their net carrying amount.

4 Financial instruments and risks (Continued)

4.1 Financial risk factors (Continued)

4.1.3 Liquidity risk

Liquidity risk is the risk of not having access to sufficient funds or being unable to liquidate a position in a timely manner at a reasonable price to meet the Group's obligations as they become due.

The Group aims to maintain sufficient cash at bank and marketable securities. Due to the dynamic nature of the underlying businesses, the Group maintains flexibility in funding by maintaining adequate cash at bank.

The following table analyses the Group's financial liabilities into relevant maturity grouping based on the remaining period at the end of each reporting period to the contractual or expected maturity date. The amounts disclosed in the table are undiscounted contractual or expected cash flows including interest payments computed using contractual rates, or, if floating, based on current rates, and interests with financial liabilities denominated in foreign currencies translated into RMB using the spot rate as of balance sheet date:

	As of December 31, 2022					
	Repayable on demand or undated RMB'000	Within 1 year RMB'000	1 to 2 years RMB'000	2 to 3 years RMB'000	Over 3 years RMB'000	Total RMB'000
Financial liabilities -						
Payable to platform investors	1,569,367	-	-	-	-	1,569,367
Borrowings	-	37,506,884	-	-	-	37,506,884
Bonds payable	-	2,209,274	-	-	-	2,209,274
Accounts and other payables and contract liabilities	5,385,010	3,745,929	-	-	-	9,130,939
Payable to investors of consolidated structured entities	47,351	133,933,056	45,293,609	4,182,362	65,607	183,521,985
Financing guarantee liabilities	68,502,938	-	-	-	-	68,502,938
Lease liabilities	-	462,785	247,494	67,737	6,819	784,835
Convertible promissory notes payable	-	50,177	50,177	50,177	6,867,555	7,018,086
Optionally convertible promissory notes	-	8,546,138	-	-	-	8,546,138
	75,504,666	186,454,243	45,591,280	4,300,276	6,939,981	318,790,446

4 Financial instruments and risks (Continued)

4.1 Financial risk factors (Continued)

4.1.3 *Liquidity risk* (Continued)

	As of December 31, 2023					
	Repayable on demand or undated RMB'000	Within 1 year RMB'000	1 to 2 years RMB'000	2 to 3 years RMB'000	Over 3 years RMB'000	Total RMB'000
Financial liabilities -						
Payable to platform investors	985,761	-	-	-	-	985,761
Borrowings	-	36,834,417	1,926,278	959,173	-	39,719,868
Accounts and other payables and contract liabilities	4,790,038	-	-	-	-	4,790,038
Payable to investors of consolidated structured entities	-	68,831,360	15,549,614	1,327,057	53,369	85,761,400
Financing guarantee liabilities	54,903,487	-	-	-	-	54,903,487
Lease liabilities	-	258,654	113,471	33,667	2,385	408,177
Convertible promissory notes payable	-	51,028	51,028	6,984,009	-	7,086,065
	60,679,286	105,975,459	17,640,391	9,303,906	55,754	193,654,796

4 Financial instruments and risks (Continued)

4.2 Capital management

The Group's capital requirements are primarily dependent on the scale and the type of business that it undertakes, as well as the industry and geographic location in which it operates. The primary objectives of the Group's capital management are:

- To comply with the capital requirements set by the regulators of the markets where the Group operates.

- To safeguard the Group's ability to continue as a going concern and to maintain healthy capital ratios in order to support its business and to maximize shareholders' value.

- To maintain a strong capital base to support the development of its business.

The Group adopts administrative measures issued by the regulators of subsidiaries with financial licenses. To meet these requirements, the Group monitor its capital adequacy ratio and the usage of regulatory capital on a quarterly basis and operate and manage assets at all levels in accordance with the provisions of these measures.

Except those subsidiaries with financial licenses, the Group monitors capital by regularly reviewing the total equity attributable to owners' of the Company. Adjustments to current capital structure are made in light of changes in economic conditions and risk characteristics of the Group's activities. In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid, return capital to ordinary shareholders or issue capital securities.

4 Financial instruments and risks (Continued)

4.3 Group's maximum exposure to structured entities

The Group uses structured entities in the normal course of business for a number of purposes, for example, structured transactions for customers, to provide finance to public and private sector infrastructure projects, and to generate fees from servicing loans made on behalf of third-party investors. These structured entities are financed through the issue of notes or units to investors. Refer to Note 2 and Note 5.7 for the Group's consolidation consideration related to structured entities.

The following table shows the Group's maximum exposure to the unconsolidated structured entities representing the Group's maximum possible risk exposure that could occur as a result of the Group's arrangements with structured entities. The maximum exposure of the Group in these unconsolidated structure entities is contingent in nature and approximates the sum of accounts receivables from unconsolidated structure entities and direct investments made by the Group.

	As of December 31, 2022			
(In RMB'000)	Size	Carrying amount of investment in structured entities	Group's maximum exposure	Interest held by Group
Unconsolidated structured products managed by third parties (a)	NA	17,312,195	17,312,195	Investment income
Unconsolidated structured products managed by affiliated entities (a)	NA	8,321,066	8,321,066	Investment income
Unconsolidated structured products serviced by the Group	2,581,999	–	1,849,897	Service fee

	As of December 31, 2023			
(In RMB'000)	**Size**	**Carrying amount of investment in structured entities**	**Group's maximum exposure**	**Interest held by Group**
Unconsolidated structured products managed by third parties (a)	**NA**	**24,138,970**	**24,138,970**	**Investment income**
Unconsolidated structured products managed by affiliated entities (a)	**NA**	**2,605,227**	**2,605,227**	**Investment income**
Unconsolidated structured products serviced by the Group	**90,946**	**-**	**90,946**	**Service fee**

These unconsolidated structured products mainly include asset management plans, trust plans, mutual funds, private fund and bank wealth management products which are all classified as financial assets at amortized cost or financial assets at fair value through profit or loss.

(a) The information in relation to the size of these unconsolidated structured products is not available from open market.

4 Financial instruments and risks (Continued)

4.4 Fair value estimation

The Group's main financial instruments carried at fair value are financial assets at fair value through profit or loss.

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation techniques:

Level 1: Quoted (unadjusted) prices in active markets for identical assets or liabilities. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm's length basis. The primary quoted market price used for financial assets held by the Group is net asset value at daily basis. Financial instruments included in Level 1 comprise primarily equity investments, fund investments and bond investments traded on stock exchanges and open-ended mutual funds.

Level 2: Valuation techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly (such as price) or indirectly (such as calculated based on price). These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates.

Level 3: Other valuation techniques which use any inputs which have a significant effect on the recorded fair value that are not based on observable market data (unobservable inputs).

The level of fair value calculation is determined by the lowest level input with material significance in the overall calculation. As such, the significance of the input should be considered from an overall perspective in the calculation of fair value.

Valuation methods for Level 2 and Level 3 financial instruments:

For Level 2 financial instruments, valuations are generally obtained from third party pricing services for identical or comparable assets, or through the use of valuation methodologies using observable market inputs, or recent quoted market prices. Valuation service providers typically gather, analyze and interpret information related to market transactions and other key valuation model inputs from multiple sources, and through the use of widely accepted internal valuation models, provide a theoretical quote on various securities.

For Level 3 financial instruments, fair value is determined using valuation methodologies such as discounted cash flow models and other similar techniques. One of significant inputs used in these valuation techniques is generally unobservable.

4 Financial instruments and risks (Continued)

4.4 Fair value estimation (Continued)

Valuation methods for Level 2 and Level 3 financial instruments: (Continued)

The following table sets forth the financial instruments recorded at fair value by level of the fair value hierarchy:

As of December 31, 2022	Level 1 RMB'000	Level 2 RMB'000	Level 3 RMB'000	Total RMB'000
Unlisted Securities				
Asset management plans	–	4,667,559	342,154	5,009,713
Trust plans	–	3,268,709	621,840	3,890,549
Private fund and other equity investments	–	1,603,219	440,832	2,044,051
Mutual funds	7,125,498	–	–	7,125,498
Corporate bonds	–	–	46,435	46,435
Bank wealth management products	–	7,563,450	–	7,563,450
Structured deposits	–	2,406,785	–	2,406,785
Others debt investments	–	–	1,002,966	1,002,966
Derivative instruments				
Interest rate swap	–	222,086	–	222,086
Foreign currency swap	–	225,357	–	225,357
Total	7,125,498	19,957,165	2,454,227	29,536,890

As of December 31, 2023	**Level 1 RMB'000**	**Level 2 RMB'000**	**Level 3 RMB'000**	**Total RMB'000**
Unlisted Securities				
Asset management plans	**-**	**2,474,417**	**727,294**	**3,201,711**
Trust plans	**-**	**829,973**	**12,040,082**	**12,870,055**
Private fund and other equity investments	**-**	**-**	**659,406**	**659,406**
Mutual funds	**4,979,600**	**-**	**-**	**4,979,600**
Corporate bonds	**-**	**-**	**43,083**	**43,083**
Bank wealth management products	**-**	**4,990,342**	**-**	**4,990,342**
Structured deposits	**-**	**804,897**	**-**	**804,897**
Others debt investments	**-**	**-**	**1,343,510**	**1,343,510**
Total	**4,979,600**	**9,099,629**	**14,813,375**	**28,892,604**

There were no changes in valuation techniques during the period.

4 Financial instruments and risks (Continued)

4.4 Fair value estimation (Continued)

Valuation methods for Level 2 and Level 3 financial instruments: (Continued)

The following table presents the changes in level 3 instruments for the years ended December 31, 2022 and 2023:

	Year ended December 31,	
	2022	**2023**
	Financial assets at fair value through profit or loss	
	RMB'000	**RMB'000**
As of beginning of the year	1,265,233	**2,454,227**
Additions	1,548,065	**9,314,775**
Disposal	(300,136)	**(1,472,927)**
Transfer into level 3	–	**4,362,591**
Gains or losses recognized in profit or loss	(58,935)	**154,709**
As of end of the year	2,454,227	**14,813,375**

For the year ended December 31, 2023, the transfer of investments from Level 2 to Level 3 are mainly due to the addition of closed period terms for existing trust plans which makes the net asset value a level 3 input as it is an indicative value with no commitment to actually transact at that price.

All of the unrealised gains or losses of level 3 instruments for the period are recognized in investment income (refer to Note 9).

Fair value measurements using significant unobservable input:

The level of fair value measurement is determined by the lowest level input with material significance in the overall calculation. As such, the significance of the input should be considered from an overall perspective in the estimation of fair value.

As of December 31, 2022 and 2023, the level 3 instruments were mainly trust plans and other debt investment at fair value through profit or loss. As the trust plans and other debt investment are not traded in an active market, their fair values have been determined using the discounted cash flow method whereby the discount rate adjustment technique is applied and the net asset value method whereby the net asset value provided by third-party. The discount rate used to determine the present value was a rate that reflects current market assessments of the time value of money and the risks specific to the assets as at each reporting date with critical estimates and judgements by the management. The net asset value provided by third party at the period end was an indicative value that the Group willing to transact at that price without any adjustment, therefore the discount rate is the only significant unobservable input in the measurement of the level 3 instruments.

4 Financial instruments and risks (Continued)

4.4 Fair value estimation (Continued)

As of December 31, 2022 and 2023, the discount rates used to determine fair value of level 3 instruments ranged from 5.4% to 9.5%. The table below illustrates the carrying amount of the level 3 instruments with the fair value determined using the discounted cash flow method as well as the impact to profit/(loss) before income tax for the years ended December 31, 2022 and 2023, if the risk-adjusted discount rate had increased/decreased by 100 basis points with all other variables held constant.

	As of December 31,	
	2022	**2023**
	RMB'000	**RMB'000**
Discounted cash flow method	2,454,227	**3,074,421**
Expected changes in profit/(loss) before income tax		
+100 basis points	(42,824)	**(61,750)**
– 100 basis points	45,826	**67,634**

5 Critical accounting estimates and judgments

The Group makes estimates and judgments that affect the reported amounts of revenues, expenses, assets and liabilities and the disclosure of contingent liabilities in these financial statements. Estimates and judgments are continually assessed based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

In the process of applying the Group's accounting policies, management has made the following judgments and accounting estimation, which have the significant effect on the amounts recognized in the financial statements.

5.1 Goodwill impairment assessment

The Group tests annually whether goodwill has suffered any impairment. The recoverable amount of the CGU (or CGU group) is the higher of value-in-use ("VIU") and fair value less costs of sale. These calculations require the use of judgments and estimates. Estimates include forecasts used for determining cash flows for the CGU (or CGU group), appropriate long-term growth rate and discount rate. The estimation of future cash flows and the level to which they are discounted is inherently uncertain and requires significant judgement and is subject to potential change over time. Changing the assumptions selected by management applied in VIU calculations, including revenue growth rate, loan loss rates, pre-tax discount rate and long-term growth rate, could materially affect the net present value used in the impairment test and as a result affect the Group's financial condition and results of operations. If there is a significant adverse change in the projected performance and resulting future cash flow projections, it may be necessary to take an impairment charge to the consolidated statement of comprehensive income.

5 Critical accounting estimates and judgments (Continued)

5.2 Recognition of loan enablement service fees and post-origination service fees

The Group recognizes loan enablement and post origination service fees by allocating total consideration to be received during the performance of borrowing period to different performance obligations. The Group estimates total consideration to be received by considering early termination scenarios. From time to time, the Group reviews actual early termination data observed and adjusts the early termination assumptions used in revenue recognition to reflect management's best estimate. The Group considers the upfront loan enablement services and post loan enablement services as distinct performance obligations. However, the Group does not provide these services separately, and the third-party evidence of selling price does not exist either, as public information is not available regarding the amount of fees competitors charge for these services. As a result, the Group uses the expected-cost-plus-a-margin approach to determine its best estimate of selling prices of the different performance obligations as the basis for allocation. When estimating the selling prices, the Group considers the cost related to such services and profit margin.

5.3 Income taxes

The Group is subject to income taxes in the PRC and other jurisdictions. Significant judgment is required in determining the provision for income taxes in each of these jurisdictions. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred tax assets and liabilities in the period in which such determination is made.

Deferred tax assets relating to certain temporary differences and tax losses are recognized when management considers it is probable that future taxable profits will be available against which the temporary differences or tax losses can be utilized. When the expectation is different from the original estimate, such differences will impact the recognition of deferred tax assets and taxation charges in the period in which such estimate is changed.

5 Critical accounting estimates and judgments (Continued)

5.4 Classification of financial instruments

The judgments in determining the classification of financial assets include the analysis of business models and the characteristics of contractual cash flows.

An entity's business model refers to how an entity manages its financial assets in order to generate cash flows. That is, the entity's business model determines whether cash flows will result from collecting contractual cash flows, selling financial assets or both. It is typically observable through the activities that the entity undertakes to achieve the objective of the business model. An entity will need to use judgment when it assesses its business model for managing financial assets and that assessment is not determined by a single factor or activity. Instead, the entity must consider all relevant evidence that is available at the date of the assessment.

The contractual cash flow characteristics of financial assets refer to the cash flow attributes agreed on in the financial asset contract and reflect the economic characteristics of the relevant financial assets, that is, the contractual cash flows generated by the relevant financial assets on a specified date solely represents the payments of principal and interest. The principal amount refers to the fair value of the financial asset at initial recognition, which may change during the duration of the financial asset due to reasons such as early repayment. Interest includes the time value of money, credit risk related to the amount of outstanding principal in a particular period, and consideration of other basic borrowing risks, costs and profits.

5.5 Fair value of financial instruments determined using valuation techniques

Fair value, in the absence of an active market, is estimated by using valuation techniques, applying currently applicable and sufficiently available data, and the valuation techniques supported by other information, which mainly include market approach and income approach, reference to the recent arm's length transactions, current market value of another instrument which is substantially the same, and by using the discounted cash flow analysis and option pricing models.

When using valuation techniques to determine the fair value of financial instruments, the Group would choose inputs consistent with market participants, considering transactions of related assets and liabilities. All related observable market parameters are considered in priority, including interest rate, foreign exchange rate, commodity prices, and share prices or index. When related observable parameters are unavailable or inaccessible, the Group uses unobservable parameters and makes estimates for credit risk, market volatility, and liquidity adjustments.

Using different valuation techniques and parameter assumptions may lead to significant differences of fair value estimations.

5 Critical accounting estimates and judgments (Continued)

5.6 Measurement of the expected credit losses

The measurement of the expected credit losses for financial assets measured at amortized cost and financing guarantee contracts is an area that requires the use of complex models and significant assumptions about future economic conditions and credit behavior. Explanation of the inputs, assumptions and estimation techniques used in measuring ECL is further detailed in Note 4.1.2.

A number of significant judgments are also required in applying the accounting requirements for measuring ECL, such as:

- Determining criteria for significant increase in credit risk;

- Choosing appropriate models and assumptions for the measurement of ECL;

- Establishing the number and relative weightings of forward-looking scenarios for each type of product/market and the associated ECL; and

- Establishing groups of similar financial assets for the purposes of measuring ECL.

5.7 Determination of control over the structured entities

To determine whether the Group controls the structured entities of which the Group acts as the asset manager or retail credit and enablement service provider, management applies judgment based on all relevant facts and circumstances to determine whether the Group is acting as the principal or agent for the structured entities. If the Group is acting as the principal, it has control over the structured entities. In assessing whether the Group is acting as the principal, the Group considers factors such as the scope of the decision-making authority, rights held by other parties, remuneration to which it is entitled to, and exposure to variable returns resulting from its additional involvement with structured entities. The Group will perform reassessment once the facts and circumstances change leading to changes in the above factors.

Please refer to Note 4.3 for disclosure of the maximum risk exposure of unconsolidated structured entities of the Group.

6 Technology platform-based income

	Year ended December 31, 2022 RMB'000	2023 RMB'000
Technology platform-based income		
Retail credit and enablement service fees	28,621,121	**15,134,217**
Other technology platform-based income	597,311	**191,609**
	29,218,432	**15,325,826**

		Year ended December 31, 2022 RMB'000	2023 RMB'000
Retail credit and enablement service fees			
Loan enablement service fees	At a point in time	3,446,163	**978,958**
Post-origination service fees	Over time	24,028,033	**13,729,327**
Referral income from platform service	At a point in time	1,146,925	**425,932**
		28,621,121	**15,134,217**

(a) The table below sets forth the remaining performance obligations of long-term contracts:

	As of December 31, 2022 RMB'000	2023 RMB'000
Aggregate amount of the transaction price allocated to long-term contracts that are partially or fully unsatisfied at the end of the year		
Expected to be recognized within one year	11,330,057	**5,614,253**
Expected to be recognized in one to two years	5,643,999	**1,923,795**
Expected to be recognized over two years	1,937,183	**1,092,647**
	18,911,239	**8,630,695**

7 Net interest income

	Year ended December 31,	
	2022	**2023**
	RMB'000	**RMB'000**
Loans originated by consolidated trust plans		
Interest income	25,869,521	**14,767,163**
Interest expense	(10,216,770)	**(6,722,267)**
Net interest income from loans originated by consolidated trust plans	15,652,751	**8,044,896**
Loans originated by consumer finance company and microloan lending companies		
Interest income	4,023,755	**5,007,555**
Interest expense	(695,130)	**(704,094)**
Net interest income from loans originated by microloan lending companies and consumer finance company	3,328,625	**4,303,461**
Total net interest income	18,981,376	**12,348,357**

8 Other income

	Year ended December 31,	
	2022	**2023**
	RMB'000	**RMB'000**
Account management service fees	1,094,030	**1,131,607**
Others	143,974	**12,163**
	1,238,004	**1,143,770**

9 Investment income

	Year ended December 31,	
	2022	**2023**
	RMB'000	**RMB'000**
Interest income		
Financial assets at amortized cost	341,617	**234,431**
Financial assets purchased under reverse repurchase agreements	76,737	**-**
	418,354	**234,431**
Realized gains		
Financial assets at fair value through profit or loss	1,099,568	**1,013,049**
Net change in unrealized gains/(losses)		
Financial assets at fair value through profit or loss	(212,297)	**(197,027)**
	1,305,625	**1,050,453**

10 Expense by nature

	Year ended December 31,	
	2022	**2023**
	RMB'000	**RMB'000**
Employee benefit expenses (Note 10.1)	15,080,319	**12,528,795**
Loan origination and servicing expenses	3,667,962	**2,021,636**
Outsourcing service expenses	1,391,292	**1,058,915**
Trust management fee	1,251,761	**939,004**
Payment processing expenses	1,134,905	**750,504**
Promotion and advertising expenses	1,525,797	**585,240**
Depreciation of right-of-use assets (Note 24)	578,014	**413,957**
Taxes and surcharges	568,826	**319,512**
Business entertainment expenses	389,369	**206,135**
Depreciation of property and equipment (Note 22)	177,799	**181,171**
Audit fees	39,271	**47,449**
Amortization of intangible assets (Note 23)	15,325	**11,022**
Others	1,068,711	**614,673**
Total sales and marketing expenses, general and administrative expenses, operation and servicing expenses, technology and analytics expenses	26,889,351	**19,678,013**

	Year ended December 31,	
	2022	**2023**
	RMB'000	**RMB'000**
Sales and marketing expense		
Borrower acquisition expenses	7,865,407	**5,030,841**
General sales and marketing expenses	6,653,847	**4,377,490**
Investor acquisition and retention expenses	301,092	**24,035**
Referral expenses from platform service	936,570	**435,122**
	15,756,916	**9,867,488**

10 Expense by nature (Continued)

10.1 Employee benefit expenses

(a) Employee benefit expenses are as follows:

	Year ended December 31,	
	2022	**2023**
	RMB'000	**RMB'000**
Wages, salaries and bonuses	10,163,216	**9,090,885**
Other social security costs, housing benefits and other employee benefits	3,293,366	**2,347,734**
Pension costs – defined contribution plans	1,577,818	**1,126,319**
Share-based payment (Note 42)	45,919	**(36,143)**
	15,080,319	**12,528,795**

(b) Five highest paid individuals

The five individuals whose emoluments excluding share-based payment were the highest in the Group for the years ended December 31, 2022 and 2023 include two and two directors, whose emoluments are reflected in the analysis shown in Note 46. The emoluments payable to the remaining three and three individuals during the years ended December 31, 2022 and 2023 are as follows:

	Year ended December 31,	
	2022	**2023**
	RMB'000	**RMB'000**
Wages, salaries and bonuses	10,044	**9,114**
Other social security costs, housing benefits and other employee benefits	2,819	**2,717**
Pension costs – defined contribution plans	149	**157**
	13,012	**11,988**

The emoluments fell within the following bands:

	Year ended December 31,	
	2022	**2023**
Emolument bands (in RMB'000)		
1,000 – 5,000	2	**3**
5,001 – 10,000	1	**–**
	3	**3**

11 Credit impairment losses

	Year ended December 31,	
	2022	**2023**
	RMB'000	**RMB'000**
Loans to customers	7,175,389	**6,573,590**
Financing guarantee contracts	7,660,622	**5,520,883**
Accounts and other receivables and contract assets	1,140,937	**629,124**
Financial assets at amortized cost	575,161	**(27,765)**
Others	(1,644)	**1,476**
	16,550,465	**12,697,308**

12 Finance costs

	Year ended December 31,	
	2022	**2023**
	RMB'000	**RMB'000**
Interest expenses on borrowings	701,637	**842,421**
Interest expenses on convertible promissory notes	1,045,611	**448,017**
Interest expenses on Convertible Notes	521,747	**407,255**
Interest expenses on unpaid consideration of convertible promissory notes (Note 33(a))	16,162	**58,381**
Interest expenses on lease liabilities	41,402	**27,123**
Interest expenses on consolidated wealth management products	6,473	**868**
One-time expenses related to early redemption and extension of convertible promissory notes (Note 33(a))	173,775	**-**
Bank interest income	(1,267,815)	**(1,370,042)**
	1,238,992	**414,023**

13 Other gains/(losses) – net

	Year ended December 31,	
	2022	**2023**
	RMB'000	**RMB'000**
Government grants	408,164	**212,257**
Foreign exchange gains/(losses) (a)	(877,232)	**75,714**
ADS transferring income	236,827	**72,702**
Input VAT super-deduction	92,230	**29,454**
Others (b)	143,470	**(179,791)**
	3,459	**210,336**

(a) The foreign exchange losses in 2022, amounting to RMB877 million, was mainly due to the depreciation of RMB against USD.

(b) Other losses of RMB180 million in 2023 compared to other gains of RMB143 million in 2022, was mainly due to the increase of losses associated with certain risk assets and the high base of the same period last year due to one time recovery of losses associated with legacy business via law suit.

14 Income tax expenses

The following table sets forth the income tax expense of the Group for the years ended December 31, 2022 and 2023:

	Year ended December 31,	
	2022	**2023**
	RMB'000	**RMB'000**
Current income tax	4,494,818	**1,362,342**
Deferred income tax	(256,586)	**(751,716)**
	4,238,232	**610,626**

14 Income tax expenses (Continued)

The following table sets forth the reconciliation from income tax calculated based on the applicable tax rates and profit before income tax expenses presented in the consolidated financial statements to the income tax expenses:

	Year ended December 31,	
	2022	**2023**
	RMB'000	**RMB'000**
Profit before income tax expenses	13,013,271	**1,645,112**
Income tax calculated at the PRC statutory tax rate of 25%	3,253,318	**411,278**
Tax effect of:		
Differential income tax rates applicable to subsidiaries (a)(b)(c)	534,154	**254,445**
Expenses and losses not deductible for tax purposes (g)	265,674	**131,186**
Reversal of deferred tax assets recognized in prior years	62,925	**87,926**
Deductible temporary differences and tax losses for which no deferred tax asset was recognized (f)	233,457	**45,696**
Research and development tax credit	(40,121)	**(39,317)**
Utilisation of previously unrecognized deferred tax assets	(100,351)	**(49,240)**
Effect of tax rate changes on deferred income taxes	(9,565)	**(131,151)**
Others	38,741	**(100,197)**
Income tax expense	4,238,232	**610,626**

(a) Cayman Islands and BVI Income Tax

The Company is incorporated under the laws of the Cayman Islands as an exempted company with limited liability under the Companies Law of the Cayman Islands and is not subject to Cayman Islands income tax. The Group entities established under the BVI Business Companies Acts are exempted from BVI income taxes.

(b) Hong Kong Income Tax

Under the current Hong Kong Inland Revenue Ordinance, the Company's subsidiaries incorporated in Hong Kong are subject to 16.5% income tax on their taxable income generated from operations in Hong Kong. Additionally, according to the latest regulation, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

(c) Indonesia Income Tax

The Indonesia income tax rate is 22%. No Indonesia profits tax was provided for as there was no estimated assessable profit that was subject to Indonesia profits tax for the years ended December 31, 2022 and 2023.

14 Income tax expenses (Continued)

(d) PRC Corporate Income Tax ("CIT")

The income tax provision of the Group in respect of its operations in the PRC was generally calculated at the tax rate of 25% on the assessable profits for the years ended December 31, 2022 and 2023, based on the existing legislation, interpretations and practices in respect thereof.

According to certain preferential regulations and policies issued by relevant tax authorities, certain subsidiaries and branches of the Group were qualified for a preferential tax rate of 15% for the years ended December 31, 2022 and 2023.

(e) PRC Withholding Tax

According to the New Corporate Income Tax Law, distribution of profits earned by the PRC companies since January 1, 2008 to foreign investors is subject to withholding tax of 5% or 10%, depending on the country of incorporation of the foreign investor, upon the distribution of profits to overseas-incorporated immediate holding companies.

As of December 31, 2022 and 2023, the Group did not have any plan to require its PRC subsidiaries to distribute their existing retained earnings and intends to retain them to operate and expand business in the PRC. Accordingly, no deferred tax liability on withholding tax was accrued at the end of each year presented.

(f) Due to the change in business strategy, deferred tax assets in relation to certain subsidiaries of the Group have not been recognized as it is not probable that future taxable profits of these subsidiaries will be available in order to utilize the tax benefits from the deductible temporary differences.

(g) Expenses and losses not deductible for tax purposes mainly related to business entertainment expenses and advertising expenses exceeding certain threshold, as well as share-based compensation expenses, which are not tax deductible according to the relevant tax regulations.

15 Earnings per share

(a) Basic earnings per share is calculated by dividing the profit attributable to owners of the Company by the weighted average number of ordinary shares in issue during the year excluding ordinary shares purchased by the Group. One ADS represents two ordinary shares of the Company.

	Year ended December 31,	
	2022 RMB'000	**2023** **RMB'000**
Profit attributable to owners of the Company	8,699,369	**886,865**
Weighted average number of ordinary shares in issue (in '000)	1,145,050	**1,146,175**
Basic earnings per share (in RMB)	7.60	**0.77**
Basic earnings per ADS (in RMB)	15.20	**1.54**

(b) Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. For the years ended December 31, 2022 and 2023 the Group has four categories of potential dilutive ordinary shares: convertible promissory notes (refer to Note 33), optionally convertible promissory notes (refer to Note 34), share options and PSUs (refer to Note 42).

For the year ended December 31, 2022 and 2023, two categories of potential dilutive ordinary shares are included in the calculation of diluted earnings per share: share options and PSUs. Potential ordinary shares issuable upon conversion of optionally convertible promissory notes and convertible promissory notes were not included in the calculation of diluted earnings per share, as the effect would have been anti-dilutive.

	Year ended December 31,	
	2022 RMB'000	**2023** **RMB'000**
Earnings		
Profit attributable to owners of the Company	8,699,369	**886,865**
Interest expense on convertible instruments, net of tax	–	**-**
Net profit used to determine diluted earnings per share	8,699,369	**886,865**
Weighted average number of ordinary shares		
Weighted average number of ordinary shares in issue (in '000)	1,145,050	**1,146,175**
Adjustments for:		
Assumed exercise of share options and vesting of PSUs (in '000)	2,318	**987**
Weighted average number of ordinary shares for diluted earnings per share (in '000)	1,147,368	**1,147,162**
Diluted earnings per share (in RMB)	7.58	**0.77**
Diluted earnings per ADS (in RMB)	15.16	**1.54**

16 Cash at bank and restricted cash

Cash at bank	As of December 31, 2022 RMB'000	2023 RMB'000
Demand deposits		
RMB	24,509,888	**16,439,164**
USD	1,985,271	**347,388**
HKD	13,586	**23,809**
IDR	15,450	**11,115**
	26,524,195	**16,821,476**
Time deposits		
RMB	17,248,631	**22,672,430**
IDR	111,416	**108,672**
	17,360,047	**22,781,102**
Less: Provision for impairment losses	(2,115)	**(3,793)**
	43,882,127	**39,598,785**

	As of December 31, 2022 RMB'000	2023 RMB'000
Restricted cash		
Cash from consolidated structured entities (a)	22,990,022	**8,802,106**
Deposits for borrowings (b)	1,478,504	**507,613**
Deposits held on behalf of platform investors (c)	702,018	**616,000**
Others	1,338,087	**1,220,119**
	26,508,631	**11,145,838**

(a) Cash from consolidated structured entities is the cash held by the Group's consolidated structured entities either received from investors for upcoming investment in retail credit business or investors' funds whose withdrawal is in processing due to settlement time.

(b) Deposits for borrowings are pledges for secured borrowings (refer to Note 28(a)).

(c) As of December 31, 2022 and 2023, deposits held on behalf of platform investors represents funds received from platform investors whose withdraw is in processing due to settlement time.

17 Financial assets at fair value through profit or loss

	As of December 31,	
	2022	**2023**
	RMB'000	**RMB'000**
Unlisted securities		
Trust plans (a)	3,890,549	**12,870,055**
Bank wealth management products	7,563,450	**4,990,342**
Mutual funds	7,125,498	**4,979,600**
Asset management plans (a)	5,009,713	**3,201,711**
Structured deposits	2,406,785	**804,897**
Private fund and other equity investments (a)	2,044,051	**659,406**
Corporate bonds (a)	46,435	**43,083**
Other debt investments	1,002,966	**1,343,510**
	29,089,447	**28,892,604**

(a) As of December 31, 2022 and 2023, the principal amount of financial assets at fair value through profit or loss amounting to RMB3,742 million and RMB3,913 million were past due. A fair value loss of RMB100 million and RMB323 million was recognized for the years ended December 31, 2022 and 2023 for these overdue financial assets based on the discounted future cash flow estimated at the balance sheet date.

18 Financial assets at amortized cost

	As of December 31,	
	2022	**2023**
	RMB'000	**RMB'000**
Unlisted securities		
Debt investments	6,471,987	**4,662,382**
Interest receivable	122,799	**196,819**
	6,594,786	**4,859,201**
Less: Provision for impairment losses	(1,878,338)	**(1,847,631)**
	4,716,448	**3,011,570**
Expected credit loss rate	28.48%	**38.02%**

(a) As of December 31, 2022 and 2023, the principal amount of financial assets at amortized cost amounting to RMB2,000 million and RMB1,947 million were past due. An impairment loss of RMB565 million and RMB17 million was recognized for the years ended December 31, 2022 and 2023 based on the discounted future recoverable amount estimated at the balance sheet date.

18 Financial assets at amortized cost (Continued)

(b) The following table sets forth the movement of gross carrying amount of financial assets at amortized cost for the year ended December 31, 2022:

	Year ended December 31, 2022				
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
	Stage 1	Stage 2	Stage 3	POCI	Total
As of January 1, 2022	2,709,756	–	1,865,241	548,592	5,123,589
New financial assets originated or purchased	5,635,886	–	–	79,456	5,715,342
Transfer	(363,927)	–	363,927	–	–
– From stage 1 to stage 2	(363,927)	363,927	–	–	–
– From stage 2 to stage 3	–	(363,927)	363,927	–	–
Write-offs	–	–	(38,858)	(11,854)	(50,712)
Financial assets de-recognized and other adjustments in the current period (including repayments of financial assets)	(3,822,562)	–	(102,087)	(268,784)	(4,193,433)
As of December 31, 2022	4,159,153	–	2,088,223	347,410	6,594,786

18 Financial assets at amortized cost (Continued)

(c) The following table sets forth the movement of ECL allowance for the year ended December 31, 2022:

	Year ended December 31, 2022				
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
	Stage 1	Stage 2	Stage 3	POCI	Total
As of January 1, 2022	11,904	–	1,280,502	46,570	1,338,976
New financial assets originated or purchased	19,733	–	–	–	19,733
Transfer	(3,622)	–	236,007	–	232,385
– From stage 1 to stage 2	(3,622)	3,622	–	–	–
– From stage 2 to stage 3	–	(63,386)	63,386	–	–
Net impact on expected credit loss by stage transfer	–	59,764	172,621	–	232,385
Write-offs	–	–	(38,858)	(11,854)	(50,712)
Financial assets de-recognized and other adjustments in the current period (including repayments of financial assets)	(5,395)	–	(74,124)	3,238	(76,281)
Change in parameters of expected credit loss model	17,898	–	403,165	(6,826)	414,237
As of December 31, 2022	40,518	–	1,806,692	31,128	1,878,338

18 Financial assets at amortized cost (Continued)

(d) The following table sets forth the movement of gross carrying amount of financial assets at amortized cost for the year ended December 31, 2023:

	Year ended December 31, 2023				
	RMB'000 Stage 1	RMB'000 Stage 2	RMB'000 Stage 3	RMB'000 POCI	RMB'000 Total
As of January 1, 2023	4,159,153	-	2,088,223	347,410	6,594,786
New financial assets originated or purchased	59,230	-	-	-	59,230
Write-offs	-	-	-	(16,588)	(16,588)
Financial assets de-recognized and other adjustments in the current period (including repayments of financial assets)	(1,592,805)	-	(35,179)	(150,243)	(1,778,227)
As of December 31, 2023	2,625,578	-	2,053,044	180,579	4,859,201

(e) The following table sets forth the movement of ECL allowance for the year ended December 31, 2023:

	Year ended December 31, 2023				
	RMB'000 Stage 1	RMB'000 Stage 2	RMB'000 Stage 3	RMB'000 POCI	RMB'000 Total
As of January 1, 2023	40,518	-	1,806,692	31,128	1,878,338
New financial assets originated or purchased	1,967	-	-	-	1,967
Write-offs	-	-	-	(16,588)	(16,588)
Financial assets de-recognized and other adjustments in the current period (including repayments of financial assets)	(27,179)	-	(53,097)	(15,324)	(95,600)
Change in parameters of expected credit loss model	6,678	-	35,383	37,453	79,514
As of December 31, 2023	21,984	-	1,788,978	36,669	1,847,631

19 Accounts and other receivables and contract assets

	As of December 31,	
	2022	**2023**
	RMB'000	**RMB'000**
Contract acquisition cost (f)	6,236,822	**2,812,305**
Receivables from core retail credit and enablement service	3,736,176	**1,564,189**
Receivables from external payment services providers (a)	1,826,203	**1,059,093**
Trust statutory deposits (b)	1,058,355	**627,674**
Other deposits	505,764	**390,173**
Receivables from guarantee arrangements	430,908	**273,838**
Receivables from other technology platform-based service	508,202	**181,602**
Receivables from ADS income	95,246	**107,079**
Receivables from referral arrangements	586,461	**51,724**
Receivables from exercise of share options	197	**1,670**
Receivables for shares repurchase program (Note 37(a))	859,772	**-**
Others	553,530	**498,336**
Less: Provision for impairment losses (c)	(639,501)	**(274,012)**
	15,758,135	**7,293,671**

The following table sets forth the aging analysis of receivables generated from activities in relation to core retail credit and enablement service, other technology platform-based service, referral and guarantee arrangements as of December 31, 2022 and 2023. The aging is presented from the date the corresponding revenue is recognized.

	As of December 31,	
	2022	**2023**
	RMB'000	**RMB'000**
Up to 1 year	5,107,630	**1,931,422**
1 to 2 years	117,620	**62,799**
2 to 3 years	30,548	**69,075**
Above 3 years	5,949	**8,057**
	5,261,747	**2,071,353**

(a) The Group maintains accounts with external online payment service providers to transfer deposits of platform investors, collect principal and interest from borrowers and dispatch loan proceeds to borrowers. The Group recorded the related amounts as receivables from external payment service providers.

(b) The balances represent cash deposited in China Trust Protection Fund Co., Ltd. as required by trust regulations.

19 Accounts and other receivables and contract assets (Continued)

(c) The following table sets forth the movements in the provision for impairment losses:

	Year ended December 31, 2022 RMB'000	Year ended December 31, 2023 RMB'000
At the beginning of the year	630,848	**639,501**
Impairment loss recognized in the consolidated statement of comprehensive income	1,140,937	**629,124**
Written off during the year	(1,172,660)	**(1,090,364)**
Recovery of receivables written off previously	40,376	**95,751**
At the end of the year	639,501	**274,012**

(d) The loss allowance as of December 31, 2022 was determined against receivables from core retail credit and enablement service, other technology platform-based service and referral and guarantee arrangements, as follows:

	As of December 31, 2022			
	Current RMB'000	1-90 days past due RMB'000	91-180 days past due RMB'000	Total RMB'000
Expected loss rate	3.11%	92.34%	93.11%	12.15%
Receivables from core retail credit and enablement service	3,315,385	176,470	244,321	3,736,176
Receivables from other technology platform-based service	508,202	–	–	508,202
Receivables from referral arrangements	586,461	–	–	586,461
Receivables from guarantee arrangements	321,228	52,191	57,489	430,908
Loss allowance	(147,337)	(211,145)	(281,019)	(639,501)

19 Accounts and other receivables and contract assets (Continued)

(e) The loss allowance as of December 31, 2023 was determined against receivables from core retail credit and enablement service, other technology platform-based service and referral and guarantee arrangements, as follows:

	As of December 31, 2023			
	Current RMB'000	1-90 days past due RMB'000	91-180 days past due RMB'000	Total RMB'000
Expected loss rate	**1.20%**	**78.28%**	**98.13%**	**13.23%**
Receivables from core retail credit and enablement service	**1,363,507**	**83,450**	**117,232**	**1,564,189**
Receivables from other technology platform-based service	**181,602**	**-**	**-**	**181,602**
Receivables from referral arrangements	**51,724**	**-**	**-**	**51,724**
Receivables from guarantee arrangements	**192,888**	**36,807**	**44,143**	**273,838**
Loss allowance	**(21,505)**	**(94,142)**	**(158,365)**	**(274,012)**

(f) As of December 31, 2022 and 2023, the remaining amount of consideration the Group expected to receive is higher than the carrying amount of contract acquisition cost. As such, no loss allowance was recorded against contract acquisition cost.

20 Loans to customers

	As of December 31,	
	2022 RMB'000	**2023 RMB'000**
Loans originated by consolidated trust plans	186,396,992	**98,194,028**
Loans originated by microloan lending companies and consumer finance company	30,109,705	**37,616,889**
Interest receivable	2,002,926	**1,156,870**
Less: Provision for impairment losses		
Stage 1	(4,481,912)	**(4,433,965)**
Stage 2	(1,197,126)	**(1,152,069)**
Stage 3	(1,383,940)	**(1,687,799)**
	(7,062,978)	**(7,273,833)**
	211,446,645	**129,693,954**
Expected credit loss rate	3.23%	**5.31%**

20 Loans to customers (Continued)

(a) As of December 31, 2022 and 2023, loans amounting to RMB142,966 million and RMB62,417 million, respectively, were covered by credit enhancement provided by credit enhancement providers. Of these amounts, the majority of the balance in each period was covered by credit insurance provided by Ping An Property and Casualty Insurance Company ("Ping An P&C"), a subsidiary of Ping An Group. Credit enhancement providers independently underwrite the borrowers and entered into the credit enhancement agreements either in the form of credit insurance or financing guarantees directly with the borrowers. The beneficiaries of such credit enhancement are the institutional funding partners who provide funding to the borrowers.

(b) For the years ended December 31, 2022 and 2023, the amounts of concession provided to customers were not material.

(c) The following table sets forth the movement of gross carrying amount of loans to customers for the year ended December 31, 2022:

	Year ended December 31, 2022			
	RMB'000	RMB'000	RMB'000	RMB'000
	Stage 1	Stage 2	Stage 3	Total
As of January 1, 2022	215,525,406	1,576,245	624,330	217,725,981
New loans originated	215,834,125	–	–	215,834,125
Transfers	(17,245,234)	13,239,242	4,005,992	–
– *From stage 1 to stage 2*	(17,540,156)	17,540,156	–	–
– *From stage 2 to stage 1*	294,922	(294,922)	–	–
– *From stage 2 to stage 3*	–	(4,015,845)	4,015,845	–
– *From stage 3 to stage 2*	–	9,853	(9,853)	–
Loans de-recognized and other adjustments in the current period (including repayments of loans)	(201,023,209)	(10,854,775)	(159,277)	(212,037,261)
Write-offs	–	–	(3,013,222)	(3,013,222)
As of December 31, 2022	213,091,088	3,960,712	1,457,823	218,509,623

20 Loans to customers (Continued)

(d) The following table sets forth the movement of ECL allowance for the year ended December 31, 2022:

	Year ended December 31, 2022			
	RMB'000	RMB'000	RMB'000	RMB'000
	Stage 1	Stage 2	Stage 3	Total
As of January 1, 2022	1,860,245	312,280	581,346	2,753,871
New loans originated	1,609,220	–	–	1,609,220
Transfers	(3,550,516)	1,088,799	3,840,446	1,378,729
– *From stage 1 to stage 2*	(3,573,960)	3,573,960	–	–
– *From stage 2 to stage 1*	54,161	(54,161)	–	–
– *From stage 2 to stage 3*	–	(3,575,710)	3,575,710	–
– *From stage 3 to stage 2*	–	9,329	(9,329)	–
Net impact on expected credit loss by stage transfers	(30,717)	1,135,381	274,065	1,378,729
Loans de-recognized and other adjustments in the current period (including repayments of loans)	(1,707,206)	(403,559)	(214,194)	(2,324,959)
Change in parameters of expected credit loss model	6,270,169	199,606	42,624	6,512,399
Write-offs	–	–	(3,013,222)	(3,013,222)
Recovery of loans written off previously	–	–	146,940	146,940
As of December 31, 2022	4,481,912	1,197,126	1,383,940	7,062,978

20 Loans to customers (Continued)

(e) The following table sets forth the movement of gross carrying amount of loans to customers for the year ended December 31, 2023:

	Year ended December 31, 2023			
	RMB'000 Stage 1	RMB'000 Stage 2	RMB'000 Stage 3	RMB'000 Total
As of January 1, 2023	213,091,088	3,960,712	1,457,823	218,509,623
New loans originated	126,598,504	-	-	126,598,504
Transfers	(20,444,970)	13,487,868	6,957,102	-
– *From stage 1 to stage 2*	(21,187,343)	21,187,343	-	-
– *From stage 2 to stage 1*	742,373	(742,373)	-	-
– *From stage 2 to stage 3*	-	(6,964,688)	6,964,688	-
– *From stage 3 to stage 2*	-	7,586	(7,586)	-
Loans de-recognized and other adjustments in the current period (including repayments of loans)	(186,877,497)	(14,634,783)	(56,194)	(201,568,474)
Write-offs	-	-	(6,571,866)	(6,571,866)
As of December 31, 2023	132,367,125	2,813,797	1,786,865	136,967,787

20 Loans to customers (Continued)

(f) The following table sets forth the movement of ECL allowance for the year ended December 31, 2023:

	Year ended December 31, 2023			
	RMB'000 Stage 1	RMB'000 Stage 2	RMB'000 Stage 3	RMB'000 Total
As of January 1, 2023	4,481,912	1,197,126	1,383,940	7,062,978
New loans originated	1,929,629	-	-	1,929,629
Transfers	(5,930,855)	356,101	6,757,208	1,182,454
– *From stage 1 to stage 2*	(6,016,218)	6,016,218	-	-
– *From stage 2 to stage 1*	166,232	(166,232)	-	-
– *From stage 2 to stage 3*	-	(6,209,153)	6,209,153	-
– *From stage 3 to stage 2*	-	7,070	(7,070)	-
Net impact on expected credit loss by stage transfers	(80,869)	708,198	555,125	1,182,454
Loans de-recognized and other adjustments in the current period (including repayments of loans)	(2,277,971)	(400,954)	(184,192)	(2,863,117)
Change in parameters of expected credit loss model	6,231,250	(204)	93,578	6,324,624
Write-offs	-	-	(6,571,866)	(6,571,866)
Recovery of loans written off previously	-	-	209,131	209,131
As of December 31, 2023	4,433,965	1,152,069	1,687,799	7,273,833

As of December 31, 2023, loans to customers amounting to RMB6,572 million were written off in 2023 and were still subject to enforcement activity. The enforcement activity includes the amounts written off in previous years.

21 Deferred tax assets and deferred tax liabilities

Deferred income assets and liabilities of the Group are set out as follows:

	As of December 31,	
	2022	**2023**
	RMB'000	**RMB'000**
Deferred tax assets	4,990,352	**5,572,042**
Deferred tax liabilities	(694,090)	**(524,064)**
Net amount	4,296,262	**5,047,978**

Deferred assets and liabilities not taking into consideration the offsetting of balances are set out as follows:

(a) The following table sets forth the details of deferred tax assets:

	As of December 31,	
	2022	**2023**
	RMB'000	**RMB'000**
Provision for asset impairments	1,303,345	**2,438,417**
Deductible tax losses	217,501	**1,876,671**
Guarantee liabilities	1,440,842	**1,046,383**
Revenue recognition – differences between accounting and tax book	1,252,255	**818,420**
Employee benefit payables	483,747	**567,697**
Accrued expenses	357,300	**261,614**
Changes in fair value	170,471	**218,892**
Lease liabilities (h)	187,202	**96,674**
Others	25,360	**8,607**
	5,438,023	**7,333,375**

(b) Deductible temporary differences and deductible losses that are not recognized as deferred tax assets are analyzed as follows:

	As of December 31,	
	2022	**2023**
	RMB'000	**RMB'000**
Deductible temporary differences	3,792,705	**4,535,800**
Deductible losses	2,135,395	**2,655,644**
	5,928,100	**7,191,444**

21 Deferred tax assets and deferred tax liabilities (Continued)

(c) Deductible losses that are not recognized as deferred tax assets will expire as follows:

	As of December 31, 2022 RMB'000	2023 RMB'000
2022	6,149	**-**
2023	120,824	**-**
2024	310,412	**292,876**
2025	158,783	**111,899**
2026	33,382	**31,353**
2027	263,800	**261,405**
2028	–	**392,811**
2032	–	**217,776**
2033	–	**92,609**
No due date	1,242,045	**1,254,915**
	2,135,395	**2,655,644**

(d) The following table sets forth the movements of the deferred tax asset:

Movements	Deductible tax losses RMB'000	Provision for asset impairments RMB'000	Employee benefit payables RMB'000	Accrued expenses RMB'000	Guarantee liabilities RMB'000	Revenue recognition - differences between accounting and tax book RMB'000	Others (Including changes in fair value) RMB'000	Lease liabilities RMB'000	Total RMB'000
As of January 1, 2022	194,627	986,943	751,926	492,156	674,277	1,635,551	203,718	198,636	5,137,834
Credited/(charged) – to profit or loss	22,874	316,402	(268,179)	(134,856)	766,565	(383,296)	(7,887)	(11,434)	300,189
As of December 31, 2022	217,501	1,303,345	483,747	357,300	1,440,842	1,252,255	195,831	187,202	5,438,023
Credited/(charged) – to profit or loss	1,659,170	1,135,072	83,950	(95,686)	(394,459)	(433,835)	31,668	(90,528)	1,895,352
As of December 31, 2023	**1,876,671**	**2,438,417**	**567,697**	**261,614**	**1,046,383**	**818,420**	**227,499**	**96,674**	**7,333,375**

21 Deferred tax assets and deferred tax liabilities (Continued)

(e) The following table sets forth for the details of deferred tax liabilities:

	As of December 31,	
	2022	**2023**
	RMB'000	**RMB'000**
Unrealized consolidated earnings	672,661	**1,799,822**
Intangible assets arisen from business combination	211,565	**211,565**
Changes in fair value	57,471	**157,620**
Lease assets (h)	188,503	**100,225**
Others	11,561	**16,165**
	1,141,761	**2,285,397**

(f) The following table sets forth the movements of the deferred tax liabilities:

Movements	Intangible assets arisen from business combination RMB'000	Unrealized consolidated earnings RMB'000	Effective interest adjustment RMB'000	Changes in fair value RMB'000	Others RMB'000	Lease assets RMB'000	Total RMB'000
As of January 1, 2022	211,565	576,472	18,045	77,271	13,557	201,248	1,098,158
Charged/(credited) – to profit or loss	-	96,189	(18,045)	(19,800)	(1,996)	(12,745)	43,603
As of December 31, 2022	211,565	672,661	-	57,471	11,561	188,503	1,141,761
Charged/(credited) – to profit or loss	-	1,127,161	-	100,149	4,604	(88,278)	1,143,636
As of December 31, 2023	**211,565**	**1,799,822**	**-**	**157,620**	**16,165**	**100,225**	**2,285,397**

(g) The following table sets forth the net balances of deferred tax assets and liabilities after offsetting:

	As of December 31,			
	2022		**2023**	
	Offset amount RMB'000	Balance after offsetting RMB'000	**Offset amount RMB'000**	**Balance after offsetting RMB'000**
Deferred tax assets	(447,671)	4,990,352	**(1,761,333)**	**5,572,042**
Deferred tax liabilities	447,671	(694,090)	**1,761,333**	**(524,064)**

(h) Starting from 2023, the Group report deferred income tax associated with right-of-use assets and lease liabilities separately and revised the comparative period presentation to conform to current period classification.

22 Property and equipment

	Buildings, office and electrical equipment, motor vehicles RMB'000	Leasehold improvements RMB'000	Total RMB'000
As of January 1, 2022			
Cost	626,583	849,946	1,476,529
Accumulated depreciation	(412,644)	(683,804)	(1,096,448)
Net book amount	213,939	166,142	380,081
Year ended December 31, 2022			
Opening net book amount	213,939	166,142	380,081
Additions	44,915	81,100	126,015
Disposals	(4,601)	(1,197)	(5,798)
Depreciation charge	(74,057)	(103,742)	(177,799)
Closing net book amount	180,196	142,303	322,499
As of December 31, 2022			
Cost	602,743	916,081	1,518,824
Accumulated depreciation	(422,547)	(773,778)	(1,196,325)
Net book amount	180,196	142,303	322,499

	Buildings, office and electrical equipment, motor vehicles RMB'000	**Leasehold improvements RMB'000**	**Total RMB'000**
As of January 1, 2023			
Cost	**602,743**	**916,081**	**1,518,824**
Accumulated depreciation	**(422,547)**	**(773,778)**	**(1,196,325)**
Net book amount	**180,196**	**142,303**	**322,499**
Year ended December 31, 2023			
Opening net book amount	**180,196**	**142,303**	**322,499**
Additions	**5,036**	**47,245**	**52,281**
Disposals	**(13,286)**	**(13)**	**(13,299)**
Depreciation charge	**(57,127)**	**(124,044)**	**(181,171)**
Closing net book amount	**114,819**	**65,491**	**180,310**
As of December 31, 2023			
Cost	**494,731**	**953,395**	**1,448,126**
Accumulated depreciation	**(379,912)**	**(887,904)**	**(1,267,816)**
Net book amount	**114,819**	**65,491**	**180,310**

23 Intangible assets

	Trademarks and licenses RMB'000	Computer software and others RMB'000	Total RMB'000
As of January 1, 2022			
Cost	1,815,576	258,189	2,073,765
Accumulated amortization	(5,000)	(141,202)	(146,202)
Impairment	(963,948)	(64,209)	(1,028,157)
Net book amount	846,628	52,778	899,406
Year ended December 31, 2022			
Opening net book amount	846,628	52,778	899,406
Additions	–	2,134	2,134
Disposals	–	(756)	(756)
Impairment	–	(403)	(403)
Amortization charge	–	(15,325)	(15,325)
Closing net book amount	846,628	38,428	885,056
As of December 31, 2022			
Cost	1,389,576	253,145	1,642,721
Accumulated amortization	(5,000)	(150,105)	(155,105)
Impairment	(537,948)	(64,612)	(602,560)
Net book amount	846,628	38,428	885,056

23 Intangible assets (Continued)

	Trademarks and licenses RMB'000	Computer software and others RMB'000	Total RMB'000
As of January 1, 2023			
Cost	**1,389,576**	**253,145**	**1,642,721**
Accumulated amortization	**(5,000)**	**(150,105)**	**(155,105)**
Impairment	**(537,948)**	**(64,612)**	**(602,560)**
Net book amount	**846,628**	**38,428**	**885,056**
Year ended December 31, 2023			
Opening net book amount	**846,628**	**38,428**	**885,056**
Additions	**–**	**1,503**	**1,503**
Disposals	**–**	**(618)**	**(618)**
Impairment	**–**	**–**	**–**
Amortization charge	**–**	**(11,022)**	**(11,022)**
Closing net book amount	**846,628**	**28,291**	**874,919**
As of December 31, 2023			
Cost	**846,628**	**252,527**	**1,099,155**
Accumulated amortization	**–**	**(159,624)**	**(159,624)**
Impairment	**–**	**(64,612)**	**(64,612)**
Net book amount	**846,628**	**28,291**	**874,919**

23 Intangible assets (Continued)

(a) Impairment tests for intangible assets

The trademarks and licenses were intangible assets acquired in business combinations as part of the reorganization of the Group. Most of the trademarks and licenses acquired were determined to have indefinite useful life as there is no foreseeable limit to the period over which these assets are expected to generate net cash inflows for the Group.

Impairment reviews on the trademarks and licenses with indefinite useful life were conducted by the Group at the end of years according to IAS 36 "Impairment of assets". For the purposes of impairment assessment, the recoverable amount of the trademarks and licenses with indefinite life was determined based on the higher of the fair value less cost of disposal and value-in-use calculations. Given there is no active market for the Group's trademarks and licenses with indefinite life, management did the value-in-use calculations to determine the recoverable amounts based on discounted cash flows. With reference to cash flow projection developed based on financial budgets covering a three to five-year period approved by management of the Group. As the contractual tenor of its loan product is 36 months, the cash flow forecast period of Puhui was eight years based on a financial budget covering a five-year period approved by management. As such, key assumptions underlying the five-year financial budget are used to develop the cash flows for the first five years. To develop the cash flows for the remaining period, management assumed the business would grow at the terminal growth rate. From the viewpoint of management of the Group and the market participants, the Group's business is expected to reach a steady and stable terminal growth rate likely after a five-year period.

Based on management's assessment on the recoverable amounts of the intangible assets, no impairment loss was recognized for the years ended December 31, 2022 and 2023. Other than the aforementioned impairment, the results of cash flow projections exceed the carrying amount of each related intangible asset. However, subsequent impairment tests may be based on different assumptions and future cash flow projections, which may result in impairment losses for these assets in the foreseeable future.

The trademarks and licenses of the Group are primarily relating to trademark rights of Puhui of RMB800.7 million. The key assumptions used for value-in-use calculations of trademark rights of Puhui are as follows:

	As of December 31,	
	2022	**2023**
Revenue growth rates	-22%–30%	**-25%–26%**
Pre-tax discount rates	21%	**20%**
Long term growth rate	2%	**2%**

23 Intangible assets (Continued)

(a) Impairment tests for intangible assets (Continued)

Management has determined the values assigned to each of the above key assumptions as follows:

Assumption	Approach used to determining values
Revenue growth rates	Based on recent macroeconomic, policy and industry factors, past performance and management's expectations of market development.
Pre-tax discount rates	Reflect systematical risks and specific risks relating to the relevant segments and the countries in which they operate.
Long-term growth rate	This is the weighted average growth rate used to extrapolate cash flows beyond the budget period. The rate is consistent with forecasts included in industry reports.

The excess of the recoverable amount of Puhui's trademark over its carrying amount:

	As of December 31,	
	2022	**2023**
	RMB'000	**RMB'000**
Excess of the recoverable amount of trademark rights of Puhui over its carrying amount	4,761,332	**1,296,090**

While it is impracticable for the Group to estimate the impact on future periods, the following table sets forth the impact of management judgement of reasonable possible scenarios in each of the key assumptions, with all other variables held constant, on Puhui's trademark right impairment testing at the dates indicated. As shown below, the possible changes of key parameters would not cause the carrying amount of trademark rights of Puhui to exceed its recoverable amount at the dates indicated.

23 Intangible assets (Continued)

(a) Impairment tests for intangible assets (Continued)

As of December 31, 2022	Unfavourable Change Change in assumption	Change in the excess of the recoverable amount of trademark rights of Puhui over its carrying amount RMB'000	Excess of the recoverable amount of trademark rights of Puhui over its carrying amount RMB'000	Favourable Change Change in assumption	Change in the excess of the recoverable amount of trademark rights of Puhui over its carrying amount RMB'000	Excess of the recoverable amount of trademark rights of Puhui over its carrying amount RMB'000
Revenue growth rates (GAGR)	- 106bp	(237,258)	4,524,074	+106bp	245,670	5,007,002
Pre-tax discount rate	+100bp	(332,500)	4,428,832	- 100bp	373,724	5,135,056
Long-term growth rate	- 100bp	(259,337)	4,501,995	+100bp	299,236	5,060,568

As of December 31, 2023	**Unfavourable Change** **Change in assumption**	**Change in the excess of the recoverable amount of trademark rights of Puhui over its carrying amount** **RMB'000**	**Excess of the recoverable amount of trademark rights of Puhui over its carrying amount** **RMB'000**	**Favourable Change** **Change in assumption**	**Change in the excess of the recoverable amount of trademark rights of Puhui over its carrying amount** **RMB'000**	**Excess of the recoverable amount of trademark rights of Puhui over its carrying amount** **RMB'000**
Revenue growth rates (GAGR)	**- 80bp**	**(78,519)**	**1,217,571**	**+80bp**	**159,464**	**1,377,035**
Pre-tax discount rate	**+100bp**	**(115,392)**	**1,180,698**	**- 100bp**	**244,838**	**1,425,536**
Long-term growth rate	**- 100bp**	**(69,639)**	**1,226,451**	**+100bp**	**150,419**	**1,376,870**

24 Leases

(a) Amounts recognized in the statement of financial position

The statement of financial position shows the following amounts relating to leases:

	As of December 31,	
	2022	**2023**
Right-of-use assets	RMB'000	**RMB'000**
Properties	754,010	**400,900**
Lease liabilities	748,807	**386,694**

(b) Amounts recognized in the statement of profit or loss

The statement of profit or loss shows the following amounts relating to leases:

	Year ended December 31,	
	2022	**2023**
	RMB'000	**RMB'000**
Depreciation charge of right-of-use assets	578,014	**413,957**
Interest expense (included in finance costs)	41,402	**27,123**
Expense relating to short-term leases (included in operation and servicing expenses; general and administrative expenses; technology and analytics expenses; and sales and marketing expenses)	37,376	**47,873**
Expense relating to leases of low-value assets (included in operation and servicing expenses; general and administrative expenses; technology and analytics expenses; and sales and marketing expenses)	25,548	**14,527**

The total cash outflow for leases for years ended December 31, 2022 and 2023 were RMB694 million and RMB537 million, respectively.

24 Leases (Continued)

(c) Movement of right-of-use assets

	Year ended December 31,	
	2022	**2023**
	RMB'000	**RMB'000**
Opening net book amount	804,990	**754,010**
Additions	589,488	**254,383**
Early termination	(62,454)	**(193,536)**
Depreciation charge	(578,014)	**(413,957)**
Closing net book amount	754,010	**400,900**

	As of December 31,	
	2022	**2023**
	RMB'000	**RMB'000**
Cost	1,500,951	**932,966**
Accumulated depreciation	(746,941)	**(532,066)**
Net book amount	754,010	**400,900**

25 Goodwill

	As of January 1, 2022 RMB'000	Increase RMB'000	Decrease RMB'000	As of December 31, 2022 RMB'000
Puhui (a)	8,911,445	–	–	8,911,445
Tianjin Guarantee	126,207	–	(126,207)	–
Pingan Jixin	67,752	–	–	67,752
Lu International (Hong Kong) Limited	6,663	–	–	6,663
Yunque Dongfang	2,800	–	(2,800)	–
Jinniu Loan	2,515	–	–	2,515
	9,117,382	–	(129,007)	8,988,375
Less: Impairment losses	(199,274)	(6,663)	129,007	(76,930)
	8,918,108	(6,663)	–	8,911,445

	As of January 1, 2023 RMB'000	**Increase RMB'000**	**Decrease RMB'000**	**As of December 31, 2023 RMB'000**
Puhui (a)	**8,911,445**	**-**	**-**	**8,911,445**
Pingan Jixin	**67,752**	**-**	**-**	**67,752**
Lu International (Hong Kong) Limited	**6,663**	**-**	**-**	**6,663**
Jinniu Loan	**2,515**	**-**	**(2,515)**	**-**
	8,988,375	**-**	**(2,515)**	**8,985,860**
Less: Impairment losses (b)	**(76,930)**	**-**	**2,515**	**(74,415)**
	8,911,445	**-**	**-**	**8,911,445**

(a) The Company acquired 100% equity interest in Gem Alliance Limited (an investment holding company incorporated in the Cayman Islands and principally engaged in retail credit and enablement business in PRC through its wholly-owned subsidiary, hereinafter "Puhui") from Ping An Overseas (Holdings) Limited, which was completed in May 2016. Since then, the Company conducted the retail credit and enablement business primarily through Puhui.

(b) As of December 31, 2023, Pingan Jixin and Lu International (Hong Kong) Limited were fully impaired. Jinniu Loan was written off.

25 Goodwill (Continued)

(c) Impairment testing for goodwill

The Group carries out its impairment testing on goodwill by comparing the recoverable amounts of CGU (or CGU group) to their carrying amounts. The recoverable amount of CGU (or CGU group) is the higher of value-in-use and fair value less costs of sale. Based on management's assessment on the recoverable amounts of the CGU (or CGU group), impairment losses amounting to RMB6.7 million and nil were recognized for the years ended December 31, 2022 and 2023, respectively. Other than the aforementioned impairment, the results of value-in-use exceed the carrying amount of each related CGU (or CGU group). However, subsequent impairment tests may be based on different assumptions and future cash flow projections, which may result in impairment losses of these assets in the foreseeable future.

Given the market capitalization of the Group is significantly lower than its book value, management performed the value-in-use calculations to determine the recoverable amounts. Value-in-use is calculated to determine the recoverable amount based on discounted cash flows with reference to cash flow projection developed based on financial budgets covering a three to five-year period approved by management of the Group. As the contractual tenor of its loan product is 36 months, the cash flow forecast period of Puhui was eight years based on a financial budget covering a five-year period approved by management. As such, key assumptions underlying the five-year financial budget are used to develop the cash flows for the first five years. To develop the cash flows for the remaining period, management assumed the business would grow at the terminal growth rate. From the viewpoint of management of the Group and the market participants, the Group's business is expected to reach a steady and stable terminal growth rate likely after a five-year period. The Group recalibrated their strategies to focus on higher quality borrowers in more economically resilient regions, optimized the sales channel structure and productivity, and enhanced the risk management capabilities to protect the business's health and resiliency during economic downturns. These shifts affected the management's expectations when determining the value of key assumptions.

The goodwill of the Group are primarily relating to the goodwill of Puhui of RMB8,911 million. The key assumptions used for value-in-use calculations of the goodwill of Puhui are as follows:

	As of December 31,	
	2022	**2023**
Revenue growth rates	-22% – 30%	**-25% – 26%**
Loan loss rates	1.2% – 5.4%	**1.5% – 7.7%**
Pre-tax discount rate	19%	**17%**
Long-term growth rate	2%	**2%**

Management has determined the values assigned to each of the above key assumptions as follows:

Assumption	Approach used to determining values
Revenue growth rates	Based on recent macroeconomic, policy and industry factors, past performance and management's expectations of market development.
Loan loss rates	Based on past performance and management's expectations for the future.
Pre-tax discount rate	Reflect systematical risks and specific risks relating to the relevant segments and the countries in which they operate.
Long-term growth rate	This is the weighted average growth rate used to extrapolate cash flows beyond the budget period. The rate is consistent with forecasts included in industry reports.

25 Goodwill (Continued)

(c) Impairment testing for goodwill (Continued)

The excess of the recoverable amount of Puhui over its carrying amount:

	As of December 31,	
	2022	**2023**
	RMB'000	**RMB'000**
Excess of the recoverable amount of the CGU (or CGU group) over its carrying amount ("Headroom")	31,032,688	**9,082,855**

While it is impracticable for the Group to estimate the impact on future periods, the following table sets forth the impact of management judgement of reasonable possible scenarios in each of the key assumptions, with all other variables held constant, on Puhui impairment testing at the dates indicated. As shown below, the possible changes of key parameters would not cause the carrying amount of the CGU (or CGU group) to exceed its recoverable amount at the dates indicated.

As of December 31, 2022	Unfavourable Change			Favourable Change		
	Change in assumption	Change in headroom	Headroom	Change in assumption	Change in headroom	Headroom
		RMB'000	RMB'000		RMB'000	RMB'000
Revenue growth rates (GAGR) (i)	- 106bp	(18,247,313)	12,785,375	+106bp	19,100,262	50,132,950
Loan loss rates	+50bp	(13,574,019)	17,485,669	- 50bp	13,601,315	44,634,003
Pre-tax discount rate	+100bp	(5,206,305)	25,826,383	- 100bp	5,911,041	36,943,729
Long-term growth rate	- 100bp	(3,977,735)	27,054,953	+100bp	4,640,691	35,673,379

As of December 31, 2023	**Unfavourable Change**			**Favourable Change**		
	Change in assumption	**Change in headroom**	**Headroom**	**Change in assumption**	**Change in headroom**	**Headroom**
		RMB'000	**RMB'000**		**RMB'000**	**RMB'000**
New sales growth rates (GAGR) (i)	**- 200bp**	**(4,011,342)**	**5,071,513**	**+200bp**	**4,320,518**	**13,403,373**
Funding cost for 2026-2028 (i)	**+50bp**	**(4,299,633)**	**4,783,222**	**- 50bp**	**4,296,158**	**13,379,013**
Loan loss rates	**+50bp**	**(7,764,596)**	**1,318,259**	**- 50bp**	**7,795,949**	**16,878,804**
Pre-tax discount rate	**+100bp**	**(2,095,143)**	**6,987,712**	**- 100bp**	**2,413,615**	**11,496,470**
Long-term growth rate	**- 100bp**	**(1,170,297)**	**7,912,558**	**+100bp**	**1,366,257**	**10,449,112**

(i) Volume of new sales and funding cost are two key drivers of revenue growth rates. As of December 31, 2022, the revenue growth rates were determined using a combined impact of these two variables. Due to the drop of headroom as of December 31, 2023, these two variables were modelled separately to reflect the sensitivity.

26 Other assets

	As of December 31, 2022 RMB'000	As of December 31, 2023 RMB'000
Recoverable value-added tax	646,257	**725,471**
Prepayments	101,879	**426,765**
Prepaid income tax and value-added tax	697,820	**271,163**
Deferred expenses	29,277	**16,211**
Repossessed assets	30,077	**10,173**
Derivative financial assets	447,443	**-**
Others	30,536	**218**
	1,983,289	**1,450,001**
Less: Provisions for impairment	(24,548)	**(5,639)**
	1,958,741	**1,444,362**

(a) Interest rate swap

	As of December 31, 2022 ('000)
Carrying amount	RMB222,086
Notional amount	USD1,290,000
Maturity date	18/05/2023
Pay side	Fixed
Receive side	1 month

(b) Foreign currency swap

	As of December 31, 2022 ('000)
Carrying amount	RMB225,357
Notional amount	USD1,050,000
Maturity date	06/04/2023-15/05/2023
Pay side	RMB
Receive side	USD

27 Payable to platform investors

As of December 31, 2022 and 2023, payable to platform investors are the investors' funds whose withdrawal is in processing due to settlement time.

28 Borrowings

	As of December 31,	
	2022	**2023**
	RMB'000	**RMB'000**
Secured		
– Bank borrowings (a)	1,343,970	**485,400**
Unsecured		
– Bank borrowings (b)	35,251,477	**38,072,454**
	36,595,447	**38,557,854**
Interest payable	320,066	**265,430**
Total borrowings	36,915,513	**38,823,284**

(a) As of December 31, 2023, the Group had RMB485.4 million secured bank borrowings guaranteed by deposits (refer to Note 16(b)), The terms of the borrowing is twelve months, whose interest rate is 2.95% per annum.

(b) The following table sets forth the range of interest rates of borrowings as of December 31, 2022 and 2023:

	As of December 31,	
	2022	**2023**
Bank borrowings – fixed rate	2.70%-4.30%	**2.78%-4.50%**
Bank borrowings – floating rate	1.72%-5.59%	**6.28%-7.24%**

(c) The bank borrowings are repayable as follows:

	As of December 31,	
	2022	**2023**
	RMB'000	**RMB'000**
Within 1 year	36,915,513	**36,031,387**
Between 1 and 2 years	–	**1,838,920**
Between 2 and 5 years	–	**952,977**
	36,915,513	**38,823,284**

29 Bonds payable

	As of December 31, 2023 RMB'000
New issued bonds	**2,010,782**
Interest accrued at effective interest rate	**57,267**
Interest paid	**–**
Exchange differences	**75,299**
Carrying value as of December 31, 2022	**2,143,348**
Repayment of bonds	**(2,163,195)**
Interest accrued at effective interest rate	**75,707**
Interest paid	**(135,027)**
Exchange differences	**79,167**
Carrying value as of December 31, 2023	**–**

On July 7, 2022 and July 14, 2022, the Group issued two bonds of USD300 million (equivalent to approximately RMB2,013 million) in aggregate, whose interest rates are determined based on compounded SOFR rate plus 2.5% and 2.55%, and the interest is paid at maturity. Both of these bonds matured one year from their respective issuance dates and have been repaid in 2023.

30 Accounts and other payables and contract liabilities

	As of December 31,	
	2022	**2023**
	RMB'000	**RMB'000**
Employee benefit payable	2,715,543	**2,677,135**
Contract liabilities from retail credit and enablement service	3,067,715	**2,187,080**
Tax payable	846,402	**701,237**
Payable to cooperation banks (a)	471,339	**693,887**
Other deposits payable	221,671	**293,031**
Payable to external suppliers (c)	193,283	**139,213**
Trust management fee payable (c)	57,976	**25,999**
Cash compensation of Class C ordinary shares restructuring	21,205	**21,154**
Unpaid redemption consideration for convertible promissory notes (Note 33(a))	3,745,929	**–**
Payable to investees	430,616	**–**
Others (b)	426,975	**238,382**
	12,198,654	**6,977,118**

30 Accounts and other payables and contract liabilities (Continued)

(a) Payable to cooperation banks is related to the restricted cash that is generated from a risk sharing business with banks. Under such business arrangement, the Group provides loan enablement services for loans originated by banks and is paid a variable fee determined based on the performance of underlying loans facilitated by the Group. On a monthly basis, the Group receives fixed service fees from the cooperation banks based on a fixed percentage of loans originated in restricted cash accounts. The service fees will be adjusted based on actual performance of the loans originated under this business upon maturity.

(b) Others comprise miscellaneous items including advances from customers and others with immaterial individual balances.

(c) As of December 31, 2022 and 2023, the agings of payable to external suppliers and trust management fee payable are all within 1 year.

31 Payable to investors of consolidated structured entities

	As of December 31,	
	2022	**2023**
	RMB'000	**RMB'000**
Payable to investors of consolidated trust plans	177,102,034	**80,735,220**
Payable to other funding partners	–	**2,482,958**
Payable to investors of consolidated wealth management plans	45,692	**46,560**
	177,147,726	**83,264,738**

32 Financing guarantee liabilities

(a) The following table sets forth the movement of gross carrying amount of financing guarantee contracts for the year ended December 31, 2022:

	Year ended December 31, 2022			
	RMB'000	RMB'000	RMB'000	RMB'000
	Stage 1	Stage 2	Stage 3	Total
As of January 1, 2022	64,416,918	314,451	–	64,731,369
New guarantee contracts originated	59,085,462	–	–	59,085,462
Transfers	(5,760,786)	5,760,786	–	–
– From stage 1 to stage 2	(5,887,854)	5,887,854	–	–
– From stage 2 to stage 1	127,068	(127,068)	–	–
Guarantee liabilities de-recognized and other adjustments in the current period (including repayments of loans and guarantee payments)	(50,729,902)	(4,583,991)	–	(55,313,893)
As of December 31, 2022	67,011,692	1,491,246	–	68,502,938

32 Financing guarantee liabilities (Continued)

(b) The following table sets forth the movement of ECL allowance of financing guarantee contracts for the year ended December 31, 2022:

	Year ended December 31, 2022			
	RMB'000 Stage 1	RMB'000 Stage 2	RMB'000 Stage 3	RMB'000 Total
As of January 1, 2022	2,402,385	294,724	–	2,697,109
New guarantee contracts originated	980,980	–	–	980,980
Transfers	(4,462,900)	5,388,205	–	925,305
– From stage 1 to stage 2	(4,514,480)	4,514,480	–	–
– From stage 2 to stage 1	114,996	(114,996)	–	–
Net impact on expected credit loss by stage transfers	(63,416)	988,721	–	925,305
Guarantee liabilities de-recognized and other adjustments in the current period (including repayments of loans and guarantee payments)	(2,201,596)	(4,336,572)	–	(6,538,168)
Change in parameters of expected credit loss model	7,656,851	41,292	–	7,698,143
As of December 31, 2022	4,375,720	1,387,649	–	5,763,369

32 Financing guarantee liabilities (Continued)

(c) The following table sets forth the movement of gross carrying amount of financing guarantee contracts for the year ended December 31, 2023:

	Year ended December 31, 2023			
	RMB'000	RMB'000	RMB'000	RMB'000
	Stage 1	Stage 2	Stage 3	Total
As of January 1, 2023	67,011,692	1,491,246	-	68,502,938
New guarantee contracts originated	38,342,179	-	-	38,342,179
Transfers	(6,666,043)	6,666,043	-	-
– From stage 1 to stage 2	(7,000,050)	7,000,050	-	-
– From stage 2 to stage 1	334,007	(334,007)	-	-
Guarantee liabilities de-recognized and other adjustments in the current period (including repayments of loans and guarantee payments)	(44,798,214)	(7,143,416)	-	(51,941,630)
As of December 31, 2023	53,889,614	1,013,873	-	54,903,487

32 Financing guarantee liabilities (Continued)

(d) The following table sets forth the movement of ECL allowance of financing guarantee contracts for the year ended December 31, 2023:

	Year ended December 31, 2023			
	RMB'000	RMB'000	RMB'000	RMB'000
	Stage 1	Stage 2	Stage 3	Total
As of January 1, 2023	4,375,720	1,387,649	-	5,763,369
New guarantee contracts originated	676,224	-	-	676,224
Transfers	(5,691,521)	6,254,121	-	562,600
– From stage 1 to stage 2	(5,805,478)	5,805,478	-	-
– From stage 2 to stage 1	313,688	(313,688)	-	-
Net impact on expected credit loss by stage transfers	(199,731)	762,331	-	562,600
Guarantee liabilities de-recognized and other adjustments in the current period (including repayments of loans and guarantee payments)	(2,830,662)	(6,733,874)	-	(9,564,536)
Change in parameters of expected credit loss model	6,700,989	46,886	-	6,747,875
As of December 31, 2023	3,230,750	954,782	-	4,185,532

33 Convertible promissory notes payable

In October 2015, in connection with the acquisition of Gem Alliance Limited, the Company issued a convertible promissory note (the "Notes") to China Ping An Insurance Overseas (Holdings) Limited ("PAOH"), a subsidiary of Ping An Group, in an aggregate principal amount of USD1,953.8 million. On the same date, PAOH agreed to transfer USD937.8 million of the principal amount of the Note and all rights, benefits and interests attached thereunder to An Ke Technology Company Limited ("An Ke"), a subsidiary of Ping An Group. The Notes bears interest paid semi-annually at the rate of 0.7375% per annum. Subject to its terms and conditions, the holders of the Notes have the right to convert the Notes into ordinary shares of the Company within the conversion period commencing on the listing day of the Company until the date which is five business days before (and excluding) the eighth anniversary of the issuance date of the Notes at the conversion price of USD14.8869 per share, subject to certain anti-dilution adjustments if applicable.

On August 31, 2020, the Company entered into an amendment and supplemental agreement with PAOH and An Ke. In accordance with this agreement, the holders of the Notes could only exercise their conversion right one year after the Company's listing date. This amendment did not have any material impact on the Group's financial position and results of operations.

On August 20, 2021, the Company, PAOH and An Ke entered into an amendment and supplemental agreement to the share purchase agreement and the Notes (the "Third Amendment and Supplemental Agreement"). The Third Amendment and Supplemental Agreement amends the terms of the Note by extending the commencement of the conversion period of the Notes from the date which is one year after the date of the Company's initial public offering to April 30, 2023. Each of PAOH and An Ke has the right in the manner provided in the Notes, as applicable, to convert the whole or any part of the outstanding principal amount of the Notes, as applicable, into ordinary shares of the Company.

On December 6, 2022, the Company, PAOH and An Ke entered into an amendment and supplemental agreement (the "Fourth Amendment and Supplemental Agreement") to amend the terms of the Notes, pursuant to which the Company agreed to redeem 50% of the outstanding principal amount of the Notes from PAOH and An Ke, and the parties agreed to extend the maturity date and the commencement date of the conversion period of the remaining 50% Notes. As a result, the remaining 50% outstanding principal amount of the Notes bear interest, unless otherwise agreed, at the rate of 0.7375% per annum of the principal amount of the Notes outstanding from time to time, which will be payable semi-annually until October 8, 2026. The Notes can be converted into the shares at any time from April 30, 2026 until the date which is five business days before (and excluding) October 8, 2026, at an initial conversion price of USD14.8869 per ordinary share subject to certain adjustments as set forth in the Notes (Note 44). Unless converted or purchased and canceled prior to the maturity date, the Company will redeem the Notes of their principal amounts together with accrued interests on the maturity date.

33 Convertible promissory notes payable (Continued)

The Group measured the liability component at initial recognition based on its best estimate of the present value of the redemption amount and recognized the residual to the equity component to reflect the value of conversion rights. Subsequent to initial recognition, the liability component of convertible promissory notes payable measured at amortized cost using the effective interest rate method with interest expenses recorded in the finance costs. The equity component was not be re-measured subsequently.

	Liabilities RMB'000	Equity RMB'000
Carrying value as of January 1, 2022	10,669,498	5,744,955
Interest accrued at effective interest rate	1,045,611	–
Interest paid	(115,879)	–
Redemption and extension of convertible promissory notes (a)	(7,444,513)	(5,584,770)
Exchange differences	1,009,422	–
Carrying value as of December 31, 2022	5,164,139	160,185
Interest accrued at effective interest rate	448,017	–
Interest paid	(50,900)	–
Exchange differences	89,012	–
Carrying value as of December 31, 2023	**5,650,268**	**160,185**

(a) Following the Fourth Amendment and Supplemental Agreement on December 6, 2022, the carrying values of liability and equity components in relation to original Notes were reversed due to extinguishment of original Notes and fair value of new Notes was recognized, giving rise to an increase of RMB174 million in financial costs and RMB6,210 million in share premium and a decrease of RMB5,585 million in other reserves.

In consideration of the above redemption and the extension of the maturity date and taking into account the fair market value of the Notes determined by the independent valuers, pursuant to the Fourth Amendment and Supplemental Agreement, the Company agreed to pay PAOH and An Ke a total amount of approximately USD1,071 million (the "Consideration") together with the unpaid interest accrued on the redeemed notes up to and including the effective date of the Fourth Amendment and Supplemental Agreement. The first tranche payment of the Consideration in the total amount of approximately USD536 million had been paid in December 2022. Additional interests had accrued on the remaining Consideration at a rate of 6.5% per annum, accruing daily from and including the date after the modification date (i.e. December 6, 2022) up to but excluding the date on which the unpaid consideration is paid. The remaining Consideration and additional interests amounting to USD546 million had been paid in March 2023.

34 Optionally convertible promissory notes

On September 30, 2020, the Company issued optionally convertible promissory notes with a principal amount of USD1,158 million (equivalent of approximately RMB7,884 million) to certain holders of the Company's Class C ordinary shares as part of the C-round restructuring. The optionally convertible promissory notes matured on September 30, 2023, and the notes along with accrued interests amounting to approximately USD1,227 million had been fully repaid.

The Group measured the liability component of optionally convertible promissory notes at initial recognition based on its best estimate of the present value of the redemption amount and recognized the residual between the fair value of optionally convertible promissory notes and the fair value of the liability component to the equity component to reflect the value of conversion rights. Subsequent to initial recognition, the liability component of convertible promissory notes was measured at amortized cost using effective interest rate method with interest expenses recorded in the finance costs. The equity component was not re-measured subsequently.

	Liabilities RMB'000	Equity RMB'000
Carrying value as of January 1, 2022	7,405,103	1,489,748
Interest accrued at effective interest rate	521,747	–
Interest paid	(493,134)	–
Exchange differences	709,192	–
Carrying value as of December 31, 2022	8,142,908	1,489,748
Interest accrued at effective interest rate	407,255	–
Interest paid	(498,198)	–
Redemption of optionally convertible promissory notes (a)	(8,342,096)	(1,489,748)
Exchange differences	290,131	–
Carrying value as of December 31, 2023	**–**	**–**

35 Other liabilities

	As of December 31,	
	2022	**2023**
	RMB'000	**RMB'000**
Accrued expenses	1,617,983	**1,128,099**
Payable for other debt investments (a)	261,851	**463,184**
Provisions	112,584	**155,347**
Others	8,350	**13,042**
	2,000,768	**1,759,672**

(a) Payable for other debt investments is primarily relating to the distribution of proceeds from other assets jointly invested with other parties in accordance with the provisions of the agreement.

36 Share capital and share premium

	Ordinary share		
	Number of shares	**Share capital**	**Share premium**
		RMB'000	**RMB'000**
As of January 1, 2022	1,203,505,757	75	33,365,786
Exercise of share-based payment	–	–	127,063
Redemption and extension of convertible promissory notes (Note 33(a))	–	–	6,209,598
Cash Dividend (Note 44)	–	–	(7,628,573)
As of December 31, 2022	1,203,505,757	75	32,073,874
Exercise of share-based payment	–	–	17,403
Repayment of optionally convertible promissory notes (Note 34(a))	–	–	1,489,748
Cash Dividend (Note 44)	–	–	(1,438,792)
As of December 31, 2023	**1,203,505,757**	**75**	**32,142,233**

37 Treasury shares

	Shares	Amount RMB'000
As of January 1, 2022	59,287,314	5,560,104
Repurchase of ordinary shares (a)	1,447,513	82,665
Exercise of share-based payment (b)	(3,223,040)	–
As of December 31, 2022	57,511,787	5,642,769
Exercise of share-based payment (b)	(325,202)	(1)
As of December 31, 2023	**57,186,585**	**5,642,768**

(a) In 2021, the Company's board of directors authorized share repurchase programs under which the Company could repurchase up to an aggregate of USD1 billion of its shares during a specific period of time. For the years ended December 31, 2022, the Company had repurchased 1.4 million shares for approximately RMB83 million under share repurchase programs. As of December 31, 2022, the share repurchase program was completed.

(b) For the years ended December 31, 2022 and 2023, the number of treasury shares of 3,223,040 and 325,202 had been used for the exercise of share-based payment with a par value of USD0.00001 per share, respectively, which amounted to RMB224 and RMB23.

38 Other reserves

	Employee share-based compensation reserve RMB'000	Translation differences RMB'000	General reserve RMB'000	Value of conversion rights – optionally convertible promissory notes (Note 34) RMB'000	Value of conversion rights – convertible promissory notes (Note 33) RMB'000	Capital reserve and others RMB'000	Total RMB'000
As of January 1, 2022	674,851	174,982	2,785,212	1,489,748	5,744,955	(1,564,753)	9,304,995
Exercise of share-based payment	(68,110)	–	–	–	–	–	(68,110)
Foreign operation translation differences	–	(1,581,252)	–	–	–	–	(1,581,252)
Appropriation to general reserve	–	–	42,078	–	–	–	42,078
Share-based payment	45,491	–	–	–	–	–	45,491
Repayment of optionally convertible promissory notes (Note 33(a))	–	–	–	–	(5,584,770)	–	(5,584,770)
As of December 31, 2022	652,232	(1,406,270)	2,827,290	1,489,748	160,185	(1,564,753)	2,158,432

38 Other reserves (Continued)

	Employee share-based compensation reserve RMB'000	Translation differences RMB'000	General reserve RMB'000	Value of conversion rights - optionally convertible promissory notes (Note 34) RMB'000	Value of conversion rights - convertible promissory notes (Note 33) RMB'000	Capital reserve and others RMB'000	Total RMB'000
As of January 1, 2023	**652,232**	**(1,406,270)**	**2,827,290**	**1,489,748**	**160,185**	**(1,564,753)**	**2,158,432**
Exercise of share-based payment	(15,667)	-	-	-	-	-	(15,667)
Foreign operation translation differences	-	(465,590)	-	-	-	-	(465,590)
Acquisition of non-controlling interests of a subsidiary	-	-	-	-	-	4,511	4,511
Share-based payment	(36,089)	-	-	-	-	-	(36,089)
Repayment of optionally convertible promissory notes (Note 34(a))	-	-	-	(1,489,748)	-	-	(1,489,748)
As of December 31, 2023	**600,476**	**(1,871,860)**	**2,827,290**	**-**	**160,185**	**(1,560,242)**	**155,849**

39 Retained earnings

In accordance with the relevant laws and regulations, each of the Company's subsidiaries, the Consolidated Affiliated Entities and Subsidiaries of Consolidated Affiliated Entities incorporated in the PRC is required to annually appropriate 10% of its after-tax income to its statutory surplus reserve prior to payment of any dividends, unless such reserve funds have reached 50% of such entity's registered capital. As of December 31, 2022 and 2023, the accumulated statutory surplus reserve was RMB4,432 million and RMB4,403 million, respectively. Such reserves are not available for dividend distribution.

40 Commitment

(a) Financing guarantee commitments

The Group provides financing guarantees services to individuals and small and micro-business owners who successfully obtain loans through the Group's platform. The following table sets forth the balance of such commitment under the financing guarantee contracts for which the Group does not consolidate the underlying loans.

	As of December 31,	
	2022 RMB'000	**2023** **RMB'000**
Financing guarantee commitments	68,502,938	**54,903,487**

(b) Capital commitments

On November 13, 2023, the Group entered into a share and purchase agreement with OCFT and the Virtual Bank, pursuant to which OCFT conditionally agreed to sell, and the Group conditionally agreed to acquire the Virtual Bank through the sale and purchase of the entire issued share capital of the indirect holding company of the Virtual Bank, Jin Yi Tong Limited, at a consideration of HK$933 million in cash.

41 Note to consolidated statements of cash flows

(a) Reconciliation from profit before income tax expenses to cash generated from operating activities:

	Year ended December 31,	
	2022	**2023**
	RMB'000	**RMB'000**
Profits before income tax	13,013,271	**1,645,112**
Adjustments for:		
Depreciation of property and equipment	177,799	**181,171**
Depreciation of right-of-use assets	578,014	**413,957**
Amortization of intangible assets	15,325	**11,022**
Share of loss of associates and joint ventures	218	**5,416**
Net gains on sale of property and equipment, and intangible assets	24,256	**21,506**
Net unrealized losses on financial assets at fair value through profit or loss	212,297	**197,027**
Non-cash employee benefits expense – share based payment	45,919	**(36,143)**
Asset impairment losses	427,108	**31,246**
Credit impairment losses	11,956,103	**5,598,588**
Finance cost classified as financing activities	2,502,008	**1,784,065**
Investment income classified as investing activities	(1,460,167)	**(1,220,005)**
Foreign exchange losses/(gains)	877,232	**(75,714)**
	28,369,383	**8,557,248**
Change in operating assets and liabilities, net of effects from purchase of controlled entity:		
Decrease in loans to customers and accounts and other receivables	10,415,490	**105,943,815**
Decrease in accounts and other payables	(24,054,567)	**(96,748,653)**
	14,730,306	**17,752,410**

(b) Net increase in cash and cash equivalents

	Year ended December 31,	
	2022	**2023**
	RMB'000	**RMB'000**
Cash and cash equivalents at the end of the year	29,537,511	**18,480,096**
Less: Cash and cash equivalents at the beginning of the year	(26,496,310)	**(29,537,511)**
Net increase/(decrease) in cash and cash equivalents	3,041,201	**(11,057,415)**

41 Note to consolidated statements of cash flows (Continued)

(c) Cash and cash equivalents

	As of December 31,	
	2022	**2023**
	RMB'000	**RMB'000**
Cash at bank (Note 16)	43,882,127	**39,598,785**
Less: Time deposits with original maturities of more than 3 months	(14,346,731)	**(21,122,482)**
Add: Provision for impairment losses	2,115	**3,793**
Cash and cash equivalents at the end of the year	29,537,511	**18,480,096**

(d) Net debt reconciliation

This section sets out an analysis of net debt and the movements in net debt for each of the years ended December 31, 2022 and 2023.

	Borrowings	Bonds payable	Convertible promissory notes payable	Lease liabilities	Optionally convertible promissory notes	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
As of January 1, 2022	25,927,417	-	10,669,498	794,544	7,405,103	44,796,562
Cash flows	8,675,099	2,010,782	(3,863,265)	(604,172)	(493,134)	5,725,310
Redemption of convertible promissory notes	-	-	(3,697,127)	-	-	(3,697,127)
Acquisitions-leases	-	-	-	589,488	-	589,488
Disposals-leases	-	-	-	(72,455)	-	(72,455)
Foreign exchange adjustments	772,437	75,524	1,009,422	-	709,192	2,566,575
Accrued expense	1,540,560	57,042	1,045,611	41,402	521,747	3,206,362
As of December 31, 2022	36,915,513	2,143,348	5,164,139	748,807	8,142,908	53,114,715
Cash flows	104,949	(2,298,222)	(50,900)	(474,546)	(8,840,294)	(11,559,013)
Acquisitions-leases	-	-	-	254,383	-	254,383
Disposals-leases	-	-	-	(169,073)	-	(169,073)
Foreign exchange adjustments	246,223	79,167	89,012	-	290,131	704,533
Accrued expense	1,556,599	75,707	448,017	27,123	407,255	2,514,701
As of December 31, 2023	**38,823,284**	**-**	**5,650,268**	**386,694**	**-**	**44,860,246**

42 Share-based payment

The employees of the Group participate in share-based compensation plans under which share options and PSUs may be granted.

(a) Share options

In December 2014 and August 2015, the board of directors of the Company approved the establishment of the Phase I Share Incentive Plan (the "2014 Plan") and the Phase II Share Incentive Plan (the "2015 Plan") to grant a maximum of 20,644,803 Class A ordinary shares and maximum of 25,000,000 Class A ordinary shares. respectively. The shares reserved for grants under the two plans were treated as treasury shares in the consolidated financial statements.

Options granted under the 2014 Plan and 2015 Plan are valid and effective for 10 years from the date of grant and generally vest evenly over four years. The Group originally determined that the vesting period would commence no later than the grant date and would end either on the date 6 months after the IPO date or on the service condition ending date, whichever was later. Before the IPO, the Group revised the vesting period to reflect the best available estimate of the IPO date. Before the successful IPO, any change in the estimate of the IPO date resulted in an adjustment of share-based compensation expenses on cumulative basis in the period when such change was made.

The Group does not have statutory or constructive obligations to purchase or repay options by cash.

The following table sets forth the changes in the number of outstanding options and the weighted average exercise prices:

	Average exercise price per share option	Number of options (in '000)
As of January 1, 2022	76.12	17,821
Exercised during the period	20.28	(2,821)
As of December 31, 2022	86.62	15,000
Exercised during the period	8.00	(181)
As of December 31, 2023	**87.58**	**14,819**

42 Share-based payment (Continued)

(a) Share options (Continued)

The Company recognized RMB27 million and nil in expenses related to share options in 2022 and 2023, respectively. No options expired during the periods covered by the above table. The weighted-average remaining contract life for outstanding share options was 3.71 years and 2.73 years as of December 31, 2022 and 2023, respectively. The following table sets forth the outstanding share options as of December 31, 2023 by different exercise price:

	Number of options (in '000)
Exercise price per share option	
8.00	354
50.00	3,738
98.06	7,905
118.00	2,822
	14,819

No share options were granted for the years ended December 31, 2022 and 2023.

(b) PSUs

On September 4, 2019, the board of directors of the Company approved the establishment of the 2019 Performance Share Unit Plan ("2019 Plan") to grant a maximum of 15,000,000 Class A ordinary shares which were reallocated from the 2015 Plan. Such shares were issued to Tun Kung Company Limited on December 24, 2019 and were treated as treasury shares in the consolidated financial statements. On July 21, 2021, the Company's board of directors approved and authorized the Company to repurchase an aggregate of 35,644,803 shares, which included shares relating to the 2014 Plan, the 2015 Plan and the 2019 Plan, from Tun Kung Company Limited at par value.

For the years ended December 31, 2022 and 2023, 39,500 PSUs and 32,000 PSUs were granted respectively, which are generally subject to a four-year vesting schedule as determined by the administrator of the plans. The actual number of PSUs provided to a grantee can vary from zero to 100 percent depending on the Group's performance against certain key performance indicators which are determined annually.

42 Share-based payment (Continued)

(b) PSUs (Continued)

The following table sets forth the changes in the number of PSUs and weighted average exercise prices:

	Weighted average grant day fair value	Number of units (in '000)
Outstanding as of December 31, 2021	109.47	3,042
Granted during the year	60.78	40
Exercised during the year	112.47	(402)
Forfeited and other change during the year	286.29	(325)
Outstanding as of December 31, 2022	83.73	2,355
Granted during the year	8.90	32
Exercised during the year	431.02	(172)
Forfeited and other change during the year	147.31	(119)
Outstanding as of December 31, 2023	**50.48**	**2,096**

For the years ended December 31, 2022 and 2023, the Company recognized RMB19 million and reversed RMB36 million of expenses related to PSUs, respectively.

The Group determined the underlying equity fair value of the Company based on its stock price as of the grant date. Based on fair value of the underlying equity, the Group uses Monte Carlo Simulation model to determine the fair value of the share unit as of the grant date. The risk-free rate was estimated based on the yield of the U.S treasury bond with a maturity date similar to the maturity date of the share unit plus the country risk premium of China. Volatility was estimated at grant date based on the average of the historical volatilities of the comparable companies over a period of time commensurable in length to the time to maturity of the share unit. Dividend yield was estimated based on management's best estimate at the grant date. The following table sets forth the key assumptions used in the Monte Carlo Simulation model for the share units granted during the years ended December 31, 2022 and 2023.

	PSUs granted in Year ended December 31,	
	2022	**2023**
Risk-free rate	1.36%-3.37%	**5.06%**
Expected volatility rate	55.40%-60.05%	**61.38%**
Expected dividend yield	0.00%-3.01%	**4.12%**

43 Related parties and related party transactions

The following significant transactions were carried out between the Group and its related parties during the years ended December 31, 2022 and 2023.

(a) Names and relationships with related parties

The following table sets forth the major related parties which have major transactions with the Group during the years ended December 31, 2022 and 2023:

Name of related parties	Relationship with the Company
Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries	Significant influence on the Group and its subsidiaries

43.1 Significant transactions with related parties

The following are the significant related party transactions and balances during the period and as of period end:

	Year ended December 31,	
	2022	**2023**
	RMB'000	**RMB'000**
Technology platform based income		
Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries	1,529,485	**514,936**
Other income		
Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries	1,053,718	**1,095,656**
Investment income		
Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries	338,252	**158,552**
Finance costs – Interest income		
Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries	281,130	**299,278**
Finance costs – Interest expense		
Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries	25,435	**14,115**
Sales and marketing expenses, general and administrative expenses, operation and servicing expenses, and technology and analytics expenses		
Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries	2,919,391	**1,953,230**
Other gains/(losses) – net		
Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries	350,329	**(69,669)**

43 Related parties and related party transactions (Continued)

43.1 Significant transactions with related parties (Continued)

Technology platform based income

Ping An Group offers investment products available on the Group's technology platform. The investment products provided by Ping An Group primarily include private investment funds, insurance products, bank products and trust plans. Fees are collected from Ping An Group for facilitation of investment products offered on the Group's technology platform. The Group generally receives service fees based on a certain percentage of the volume of investment products facilitated and loans made by Ping An Group. Such fee is recognized upon successful facilitation.

Other income

Other income mainly comprises income for the account management services provided by the Group to Ping An Group. The Group generally receives the service fees monthly based on the number of accounts managed and the performance of the underlying loans managed by the Group for Ping An Group. In September 2022, the account management service contracts with Ping An P&C were revised as a result of worse-than-expected loan performance. Based on the negotiation with Ping An P&C, the Group agreed to revise the contract and refunded RMB440 million to Ping An P&C and charged the account management fees based on loan performance after September 2022.

Net interest income – Interest expense

The interest expense mainly consists of interest paid for borrowings from Ping An Group. These borrowings were used to providing funding for on-balance sheet loans under the Company's retail credit and enablement business. The interest expenses are calculated based on the effective interest rates and the carrying amount of such borrowings.

Investment income

Investment income mainly consists of investment return received by the Group on investment products issued or managed by Ping An Group.

Finance costs

Ping An Group provides deposit services and financing services to the Group.

Finance costs include interest paid to Ping An Group for borrowings used for businesses other than the retail credit and enablement business, interest paid to Ping An Group for its subscription in the consolidated wealth management products managed by the Group and interest income received from Ping An Group for cash deposited by the Group in Ping An Group. The finance cost is calculated based on the effective interest rates on the outstanding balances.

43 Related parties and related party transactions (Continued)

43.1 Significant transactions with related parties (Continued)

Sales and marketing expenses, general and administrative expenses, operation and servicing expenses, and technology and analytics expenses

Ping An Group provides a wide spectrum of services to the Group, including but not limited to:

(1) accounting processing and data communication services; (2) transaction settlement and custodian service; (3) office premise rental services; (4) technology support; and (5) HR support. The Group, in return, pays service fees to Ping An Group. The precise scope of service, service fees calculation, method of payment and other details of the service arrangement are agreed between the relevant parties separately.

The services fees paid by the Group to Ping An Group are determine through a bidding procedure according to the internal policies and procedures of the Group. If no tendering and bidding process is required under the Group's internal policies, they are determined through mutual negotiations between the two parties based on historical fees of such services and comparable market rates.

Other gains/(losses) – net

Other gains/(losses) – net mainly consist of foreign exchange losses due to the foreign exchange swaps provided by Ping An Group.

Leases

Part of the right-of-use assets and lease liabilities are rented from Ping An Group, and are used as workplace.

Convertible promissory notes payable

Ping An Group also held convertible promissory notes issued by the Company, which is disclosed in Note 33.

Purchase of financial assets

The Group purchased certain assets management plans, trust plans, mutual funds, private fund and other equity investments, bank wealth management products and corporate bonds managed and/or issued by Ping An Group. Please refer to Note 4.3 for the Group's maximum exposure related to these investments.

43 Related parties and related party transactions (Continued)

43.2 Year end balances with related parties

	As of December 31,	
	2022	**2023**
	RMB'000	**RMB'000**
Cash		
Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries	14,316,239	**10,879,797**
Account and other receivables and contract assets and other assets		
Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries	2,951,606	**1,507,969**
Accounts and other payables and contract liabilities and other liabilities		
Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries	560,888	**180,762**
Payable to platform investors, accounts and other payables and contract liabilities and other liabilities		
Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries	3,839,817	**3,910**
Financial assets at amortized cost		
Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries	2,504,622	**1,501,013**
Borrowings		
Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries	820,716	**-**

(i) The balances with related parties were unsecured, interest-free and repayable on demand.

In 2023, the Company paid cash dividends to An Ke Technology Company Limited and Ping An Insurance Overseas (Holdings) Limited amounting USD51 million and USD34 million (2022: USD291 million and USD194 million), respectively.

(ii) These non-trade balances with related parties were mainly for treasury management purpose which are collectable or repayable on demand or within one year.

43 Related parties and related party transactions (Continued)

43.3 Key management personnel compensation

Key management includes directors (executive and non-executive) and senior officers. The following table sets forth the compensations paid or payable to key management for employee services:

	Year ended December 31,	
	2022	**2023**
	RMB'000	**RMB'000**
Wages, salaries and bonus	29,698	**26,074**
Other social security costs, housing benefits and other employee benefits	7,058	**7,267**
Pension costs – defined contribution plans	363	**359**
Share-based payment	22,719	**(19,049)**
	59,838	**14,651**

44 Dividends

On November 8, 2021, the Company's board of directors approved an annual cash dividend policy. Under the policy, starting from 2022, the Company would declare and distribute a recurring cash dividend at an amount range from 20% to 40% of the consolidated net profit in the previous fiscal year. Whether to make dividend distributions and the exact amount of such distributions in any particular year would be based upon the Company's operations and earnings, cash flow, financial condition and other relevant factors, and subject to adjustment and determination by the board of directors. On August 3, 2022, the Company's board of directors approved a semi-annual cash dividend policy to replace its existing dividend policy.

On March 7, 2022, the Company's board of directors approved and declared a cash dividend of USD0.68 per ordinary share based on the Company's outstanding shares to shareholders on record as of the close of trading on the New York Stock Exchange on April 8, 2022, which amounting to 1,144,226,418 shares. This annual dividend was paid in April 2022.

On August 3, 2022, the Company's board of directors approved an interim cash dividend of USD0.34 per ordinary share for the six-month period ended June 30, 2022, based on the Company's outstanding shares to shareholders on record as of the close of trading on the New York Stock Exchange on October 13, 2022, which amounting to 1,145,926,797 shares. The interim dividend was paid in October 2022.

On March 13, 2023, the Company's board of directors approved an interim cash dividend of USD0.1 per ordinary share for the six-month period ended December 31, 2022, based on the Company's outstanding shares to shareholders on record as of the close of trading on the New York Stock Exchange on April 7, 2023, which amounting to 1,146,108,643 shares. The interim dividend was paid in April 2023.

On August 22, 2023, the Company's board of directors approved an interim cash dividend of USD0.078 per ordinary share for the six-month period ended June 30, 2023, based on the Company's outstanding shares to shareholders on record as of the close of trading on the New York Stock Exchange on October 12, 2023, which amounting to 1,146,282,721 shares. The interim dividend was paid in October 2023.

44 Dividends (Continued)

The dividend declarations triggered an anti-dilution adjustment to the conversion price. The optionally convertible promissory notes was fully repaid on September 30, 2023 and as of December 31, 2023, the adjusted conversion prices of the Notes were USD12.74 per ordinary share following the dividend declarations.

45 Contingent liability

Other than as disclosed in the previous notes (Note 40), the Group did not have any significant contingent liability as of December 31, 2022 and 2023.

46 Benefits and interests of directors

The remuneration of each director of the Company includes director's fees, salaries and bonuses, social security and housing fund, other benefits, and non-monetary benefits.

The director's fee, salaries and bonuses, social security and housing fund and other benefits incurred by the Group for the years ended December 31, 2022 and 2023 are set out as follows:

Year ended December 31, 2022:

Name	Director's fee RMB'000	Salaries and bonuses RMB'000	Pension costs – defined contribution plans RMB'000	Other Social security and housing fund RMB'000	Other benefits RMB'000	Total RMB'000
Executive Directors:						
Cho Yong Suk	–	7,750	67	15	2,242	10,074
Gregory Dean Gibb	–	4,580	40	36	2,433	7,089
Ji Guangheng	–	2,673	13	10	87	2,783
Non-Executive Directors:						
Zhang Xudong	500	–	–	–	–	500
Li Weidong	500	–	–	–	–	500
Yang Rusheng	500	–	–	–	–	500
Tang Yunwei	448	–	–	–	–	448
Li Xianglin	500	–	–	–	–	500
Li Rui	–	–	–	–	–	–
Ou Hanjie	–	–	–	–	–	–
Cai Fangfang	–	–	–	–	–	–
Fu Xin	–	–	–	–	–	–
Huang Yuqiang	–	–	–	–	–	–
	2,448	15,003	120	61	4,762	22,394

46 Benefits and interests of directors (Continued)

Year ended December 31, 2023:

Name	Director's fee RMB'000	Salaries and bonuses RMB'000	Pension costs - defined contribution plans RMB'000	Other Social security and housing fund RMB'000	Other benefits RMB'000	Total RMB'000
Executive Directors:						
Cho Yong Suk	-	7,390	66	20	2,076	9,552
Gregory Dean Gibb	-	5,180	43	40	2,198	7,461
Non-Executive Directors:						
Zhang Xudong	500	-	-	-	-	500
Li Weidong	500	-	-	-	-	500
Yang Rusheng	500	-	-	-	-	500
Li Xianglin	500	-	-	-	-	500
Ji Guangheng	-	-	-	-	-	-
Fu Xin	-	-	-	-	-	-
Huang Yuqiang	-	-	-	-	-	-
Xie Yonglin	-	-	-	-	-	-
	2,000	12,570	109	60	4,274	19,013

Other non-monetary benefits include share options and performance share units ("PSUs"). In the years ended December 31, 2022 and 2023, the total number of shares issued upon the exercise of share options and vesting of PSUs granted to the directors of the Company was 1,685,372.5 and 1,502,872.5, respectively, with trading prices ranging from USD2.95 per share to USD12.61 per share.

47 Parent company only condensed financial information

Parent company only financial statements include condensed financial information as to statements of financial position, cash flows and comprehensive income of a parent company as of the same dates and for the same periods for which the consolidated financial statements have been presented.

Save for the consideration in the amount of HK$933 million (equivalent to approximately RMB845,503 million) for the acquisition of Virtual Bank, as of December 31, 2023, the Company had no other material capital commitments. During the year ended December 31, 2023, except that Gem Alliance Limited paid cash dividend to the Company with an amount of USD800 million on August 30, other subsidiaries did not pay any dividend to the Company for the periods presented.

(a) Investments accounted for using the equity method

	As of December 31,	
	2022	**2023**
	RMB'000	**RMB'000**
Investments in subsidiaries	106,249,382	**102,400,960**
Investments in associates	39,271	**2,609**
	106,288,653	**102,403,569**

Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor's share of the profit or loss of the investee after the date of acquisition.

Condensed Statements of Comprehensive Income

	Year ended December 31,	
	2022	**2023**
	RMB'000	**RMB'000**
Investment income	38,695	**8,105**
Income from subsidiaries and VIEs	10,683,088	**2,042,751**
Total income	10,721,783	**2,050,856**
General and administrative expenses	(113,983)	**(155,610)**
Credit impairment losses	6,972	**440**
Finance costs	(1,753,486)	**(1,003,183)**
Other gains/(losses) – net	(161,917)	**(5,638)**
Total expenses	(2,022,414)	**(1,163,991)**
Income before income tax expenses	8,699,369	**886,865**
Less: Income tax expenses	–	**–**
Net profit for the year	8,699,369	**886,865**
Net profit attributable to:		
Owners of the Company	8,699,369	**886,865**
Other comprehensive income/(loss), net of tax:		
– Exchange differences on translation of foreign operations	(1,581,252)	**(465,590)**
Total comprehensive income for the year	7,118,117	**421,275**
Total comprehensive income attributable to:		
Owners of the Company	7,118,117	**421,275**

47 Parent company only condensed financial information (Continued)

Condensed Statements of Financial Position

	Note	As of December 31, 2022 RMB'000	2023 RMB'000
ASSETS			
Cash at bank	16	1,644,302	**68,371**
Financial assets at fair value through profit or loss	17	767,636	**-**
Financial assets at amortized cost	18	155,602	**-**
Accounts and other receivables and contract assets	19	1,627,343	**112,614**
Investments accounted for using the equity method	47(a)	106,288,653	**102,403,569**
Total assets		110,483,536	**102,584,554**
LIABILITIES			
Borrowings	28	139,054	**4,719,759**
Accounts and other payables and contract liabilities	30	3,803,643	**26,305**
Convertible promissory notes payable	33	5,164,139	**5,650,268**
Optionally convertible promissory notes	34	8,142,908	**-**
Other liabilities		43,946	**45,734**
Total liabilities		17,293,690	**10,442,066**
EQUITY			
Share capital	36	75	**75**
Share premium	36	32,073,874	**32,142,233**
Treasury shares	37	(5,642,769)	**(5,642,768)**
Other reserves	38	2,158,432	**155,849**
Retained earnings		64,600,234	**65,487,099**
Total equity		93,189,846	**92,142,488**
Total liabilities and equity		110,483,536	**102,584,554**

47 Parent company only condensed financial information (Continued)

Condensed Statements of Cash Flows

	Year ended December 31,	
	2022	**2023**
	RMB'000	**RMB'000**
Cash flows from operating activities		
Cash used in operating activities	166,134	**(100,314)**
Net cash generated from/(used in) operating activities	166,134	**(100,314)**
Cash flows from investing activities		
Inter-company cash flow	–	**(4,600)**
Payment for advances to consolidated entities	(160,000)	**(948,295)**
Receipts of repayments of the advances and capital return from consolidated entities	12,450,046	**1,669,873**
Proceeds and interest from sale of investment assets	419,538	**774,498**
Payment for acquisition of investment assets	(764,885)	**-**
Receipts of dividends from consolidated entities	–	**5,833,440**
Net cash generated from investing activities	11,944,699	**7,324,916**
Cash flows from financing activities		
Proceeds from exercise of share-based payment	95,911	**252**
Proceeds from borrowings	134,228	**4,069,584**
Repayment of borrowings	(374,464)	**(140,564)**
Repayment for advances to consolidated entities	–	**(4,695,913)**
Receipts of advances from consolidated entities	–	**5,266,949**
Repayment of convertible promissory notes payable	(3,747,386)	**(3,642,931)**
Repayment of optionally convertible promissory notes	–	**(8,342,096)**
Refund of cash reserved for repurchase of ordinary shares	–	**854,624**
Payment for interest expenses	(621,246)	**(731,034)**
Payment for dividend declared	(7,717,474)	**(1,435,461)**
Net cash generated used in financing activities	(12,230,431)	**(8,796,590)**
Effect of exchange rate changes on cash and cash equivalents	(49,716)	**(3,943)**
Net decrease in cash and cash equivalents	(169,314)	**(1,575,931)**
Add: Cash and cash equivalents at the beginning of the year	1,813,616	**1,644,302**
Cash and cash equivalents at the end of the year	1,644,302	**68,371**

48 Subsequent events

On March 21, 2024, the Company's board of directors resolved to recommend the declaration and distribution of a special dividend out of the share premium account under the reserves of the Company in the amount of US$1.21 per ordinary share or US$2.42 per ADS. The special dividend will be payable in cash, with eligible holders of ordinary shares given an option to elect to receive the special dividend wholly in the form of new ordinary shares and eligible holders of ADSs given an option to elect to receive the special dividend wholly in the form of new ADSs. The special dividend is subject to the approval of shareholders at the annual general meeting, which will be held on May 30, 2024. The Company's ability to pay this special dividend depends upon one-off dividends paid by its PRC subsidiaries in 2024. In March 2024, certain PRC subsidiaries of the Group declared dividends to the Hong Kong's subsidiary of the Group for an aggregate amount of RMB10.5 billion. The withholding tax of RMB1.05 billion to be levied on the dividend remitted overseas will be reflected in the financial statements in 2024.

On April 2, 2024, all the conditions precedent to the acquisition of Virtual Bank had been fulfilled (refer to Note 2). Upon that, the acquisition was completed and the Virtual Bank became a wholly-owned subsidiary of the Group. The Virtual Bank is a fully-licensed bank registered under the Hong Kong Banking Ordinance and is regulated by the Hong Kong Monetary Authority. Its principal activity is to provide banking services through electronic channels, with its service scope similar to traditional banks but without physical operating branches. All of the Virtual Bank's loans were small and medium-sized enterprises ("SME") loans in Hong Kong, and a significant portion of the outstanding balance is backed by Hong Kong government's SME Financing Guarantee Scheme. The Company believes that the business and target customers of the Virtual Bank would synchronize well with the Company's existing operations, enabling the Company to leverage its operational experience and technological expertise in its business development. As of December 31, 2023, the unaudited total assets and liabilities of the Virtual Banks were RMB2,995 million and RMB2,388 million, respectively. For the year ended December 31, 2023, the unaudited revenue and loss before income tax of the Virtual Bank was RMB146 million and RMB163 million, respectively.

Financial Summary

Consolidated Statement of Comprehensive Income

	For the year ended December 31,				
	2019	2020	2021	2022	**2023**
			(RMB'000)		
Total Income	47,833,768	52,045,724	61,834,907	58,115,728	**34,255,366**
Total Expenses	(28,399,927)	(34,136,219)	(38,434,729)	(45,102,457)	**(32,610,254)**
Net profit for the year	13,317,144	12,276,240	16,709,060	8,775,039	**1,034,486**
Net profit attributable to:					
Owners of the Company	13,332,431	12,354,114	16,804,380	8,699,369	**886,865**
Non-controlling interests	(15,287)	(77,874)	(95,320)	75,670	**147,621**

Consolidated Statement of Financial Position

	For the year ended December 31,				
	2019	2020	2021	2022	**2023**
			(RMB'000)		
Total assets	149,533,514	248,890,247	360,433,486	349,262,807	**237,023,009**
Total liabilities	101,388,097	165,738,926	265,874,283	254,476,132	**143,339,227**
Total equity attributable to owners' of the Company	48,041,618	81,559,808	93,053,695	93,189,846	**92,142,488**
Total equity	48,145,417	83,151,321	94,559,203	94,786,675	**93,683,782**
Total liabilities and equity	149,533,514	248,890,247	360,433,486	349,262,807	**237,023,009**

Definitions

"2014 Share Incentive Plan"	the Phase I share incentive plan of the Company, adopted in December 2014 and as most recently amended and restated on April 12, 2023
"2019 Performance Share Unit Plan"	the 2019 performance share unit plan of Company, adopted in September 2019 and as most recently amended and restated on April 12, 2023
"ADS(s)"	American Depositary Shares, every two representing one Share and, effective from December 15, 2023, every one representing two Shares
"An Ke Technology"	An Ke Technology Company Limited (安科技術有限公司), a company with limited liability incorporated in Hong Kong on June 9, 2014, one of the Controlling Shareholders
"APR" or "annualized percent rate"	the monthly all-in borrowing cost as a percentage of the outstanding balance annualized by a factor of 12, where all-in borrowing cost comprises the actual amount of (i) interest, (ii) insurance premiums or guarantee fees and (iii) retail credit enablement service fees
"associate(s)"	has the meaning ascribed to it under the Listing Rules
"Board"	the board of Directors
"BVI"	British Virgin Islands
"China" or "the PRC"	the People's Republic of China, and for the purposes of this annual report only, except where the context requires otherwise, references to China or the PRC exclude Hong Kong, the Macao Special Administrative Region of the People's Republic of China and Taiwan
"Chongqing Chongjinsuo"	Chongqing Chongjinsuo Enterprise Management Limited (重慶重金所企業管理有限公司), a limited liability company established under the laws of the PRC on February 28, 2017 and a wholly owned subsidiary of Lufax (Shenzhen) Technology
"CJS"	9150010856788138XB (formerly known as Chongqing Financial Assets Exchange Limited (重慶金融資產交易所有限責任公司)), a limited liability company established under the laws of the PRC on December 27, 2010, which is a Consolidated Affiliated Entity and an indirect wholly owned subsidiary of Shenzhen Lufax Enterprise Management
"Companies Ordinance"	Companies Ordinance (Chapter 622 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time
"Company", "we", "us", or "our"	Lufax Holding Ltd (陆金所控股有限公司), an exempted company with limited liability incorporated in the Cayman Islands on December 2, 2014 and listed on the NYSE on October 30, 2020 (Stock Ticker: LU) and on the Stock Exchange on April 14, 2023 (Stock Code: 6623)

"connected person(s)"	has the meaning ascribed to it under the Listing Rules
"Controlling Shareholder(s)"	has the meaning ascribed to it under the Listing Rules
"Consolidated Affiliated Entity(ies)", "variable interest entities" or "VIEs"	the variable interest entities and their subsidiaries, the financial results of which have been consolidated and accounted for as subsidiaries of the Company by virtue of the contractual arrangements entered into by the Group
"Contractual Arrangements"	the series of contractual arrangements entered into between the WFOE Entities, the VIEs and the Registered Shareholders of each such VIE, as detailed in the section headed "Contractual Arrangements" in this Annual Report
"Depositary"	Citibank, N.A., depository of the ADSs
"Director(s)"	the director(s) of our Company
"DPD 30+ delinquency rate"	the outstanding balance of loans for which any payment is 30 to 179 calendar days past due, divided by the outstanding balance of loans
"DPD 90+ delinquency rate"	the outstanding balance of loans for which any payment is 90 to 179 calendar days past due, divided by the outstanding balance of loans
"Group", "the Group", "we", "us", or "our"	the Company, its subsidiaries and the Consolidated Affiliated Entities from time to time, and where the context requires, in respect of the period prior to the Company becoming the holding company of its present subsidiaries, such subsidiaries as if they were subsidiaries of the Company at the relevant time
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"IFRS"	the International Financial Reporting Standards, as issued from time to time by the International Accounting Standards Board
"Independent Third Party(ies)"	any entity or person who is not a connected person of the Company within the meaning ascribed to it under the Listing Rules
"KYB"	know-your-business
"KYC"	know-your-customers
"Listing Date"	April 14, 2023, on which the Shares are to be listed and on which dealings in the Shares are to be first permitted to take place on the Stock Exchange
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time

"Lufax (Shenzhen) Technology"	Lufax Holding (Shenzhen) Technology Service Co., Ltd. (陸控(深圳)科技服務有限公司), a company established in the PRC on September 25, 2018 and our wholly-owned subsidiary
"NYSE"	the New York Stock Exchange
"Optionally Convertible Promissory Notes"	the optionally convertible promissory notes issued to certain holders of our Class C ordinary shares on September 30, 2020, details of which are set out in "History and Corporate Structure – Major Shareholding Changes of the Company and Our Principal Subsidiaries – Shareholding changes of the Company – C-Round Restructuring Convertible Notes" in the Listing Document
"outstanding balance of loans"	the total principal amount outstanding at the end of the given period for loans we enabled
"Ping An Convertible Promissory Notes"	the convertible promissory notes in an aggregate principal amount of US$1,953.8 million due in October 2023 with an interest rate of 0.7375% per annum that the Company issued to Ping An Overseas Holdings on October 8, 2015, which the Company has redeemed 50% of the outstanding principal amount and the maturity date of the remaining 50% outstanding principal amount has been extended to October 2026 pursuant to the most recent amendment in December 2022
"Ping An Bank"	Ping An Bank Co., Ltd. (平安銀行股份有限公司), a company incorporated under the laws of the PRC on December 22, 1987, whose shares are listed on the Shenzhen Stock Exchange (stock code: 000001), and is a subsidiary of Ping An Insurance, one of the Controlling Shareholders of the Company
"Ping An Consumer Finance"	Ping An Consumer Finance Co., Ltd. (平安消費金融有限公司), a limited liability company established under the laws of the PRC on April 9, 2020, which is an indirect non-wholly-owned subsidiary of the Company and is owned as to 70% and 30% by the Company and Ping An Insurance, respectively
"Ping An Insurance"	Ping An Insurance (Group) Company of China, Ltd. (中國平安保險(集團)股份有限公司), a company established as a joint stock company under the laws of the PRC on January 16, 1997 whose shares are dually listed on the Shanghai Stock Exchange (Stock Code: 601318) and the Stock Exchange (Stock Code: 2318), and is one of our Controlling Shareholders
"Ping An Financial Technology"	Shenzhen Ping An Financial Technology Consulting Co. Ltd. (深圳平安金融科技諮詢有限公司), a company incorporated under the laws of the PRC on April 16, 2008 and one of our Controlling Shareholders
"Ping An Group"	Ping An Insurance and its subsidiaries
"Ping An Overseas Holdings"	China Ping An Insurance Overseas (Holdings) Limited (中國平安保險海外(控股)有限公司), a company with limited liability incorporated in Hong Kong on October 24, 1996, one of our Controlling Shareholders

"Registered Shareholders"	the respective registered shareholders of the VIEs, details of which are set out in the section headed "Contractual Arrangements" in this Annual Report
"Reporting Period"	the twelve months ended December 31, 2023
"RMB" or "Renminbi"	Renminbi, the lawful currency of China
"SBOs"	small business owners, including owners of legal entities, individuals who conduct their businesses as sole proprietors, management-level individuals of SMBs, and self-employed individuals with proof of business operations
"SEC"	the Securities and Exchange Commission of the United States
"SFO" or "Securities and Futures Ordinance"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time
"Shanghai Lufax"	Shanghai Lufax Information Technology Co., Ltd. (上海陸金所信息科技股份有限公司) (formerly known as Shanghai Lujiazui International Financial Asset Exchange Co., Ltd. (上海陸家嘴國際金融資產交易市場股份有限公司)), a limited company by shares established under the laws of the PRC on September 29, 2011 and a Consolidated Affiliated Entity
"Shanghai Xiongguo"	Shanghai Xiongguo Corporation Management Co., Ltd. (上海雄國企業管理有限公司), a limited liability company established under the laws of the PRC on December 10, 2014 and a Consolidated Affiliated Entity
"Shanghai Huikang"	Shanghai Huikang Information Technology Limited (上海惠康信息技術有限公司), a limited liability company established under the laws of the PRC on December 29, 2014 and a Consolidated Affiliated Entity
"Share(s)"	the ordinary shares of US$0.00001 each in the share capital of the Company
"Shareholder(s)"	holder(s) of the Share(s)
"Share Incentive Plans"	the 2014 Share Incentive Plan and the 2019 Performance Share Unit Plan
"Shenzhen Lufax Enterprise Management"	Shenzhen Lufax Holding Enterprise Management Co., Ltd. (深圳市陸控企業管理有限公司), a limited liability company established under the laws of the PRC on May 23, 2018 and a Consolidated Affiliated Entity of the Company
"Shenzhen Lufax Internet Information"	Shenzhen Lufax Internet Information Services Limited (深圳市陸金互聯網信息服務有限公司), a limited liability company established under the laws of the PRC on October 16, 2017, which is a Consolidated Affiliated Entity and a wholly owned by Shenzhen Lufax Enterprise Management
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

"United States"	United States of America, its territories, its possessions and all areas subject to its jurisdiction
"US$", "USD" or "U.S. dollars"	United States dollars, the lawful currency of the United States
"volume of new loans"	the principal amount of new loans we enabled during the given period
"Weikun (Shanghai) Technology"	Weikun (Shanghai) Technology Service Co., Ltd. (未鯤(上海)科技服務有限公司) (formerly known as Shanghai Huiyuan Management Consulting Company Limited (上海惠苑管理諮詢有限公司)), a limited liability company established in the PRC on February 28, 2015 and our wholly-owned subsidiary
"WFOEs"	Weikun (Shanghai) Technology Service Co., Ltd. (未鯤(上海)科技服務有限公司) and Lufax (Shenzhen) Technology (陸控(深圳)科技服務有限公司)
"WFOE Entities"	WFOEs and Chongqing Chongjinsuo, which have entered into the Contractual Arrangements
"XSBN Mercantile"	XiShuangBanNa Mercantile Exchange Co., Ltd. (西雙版納商品交易中心股份有限公司), a limited company by shares established under the laws of the PRC on July 22, 2011 and a Consolidated Affiliated Entity
"%"	per cent

Certain amounts and percentage figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures preceding them and figures rounded to the nearest thousand, million or billion may not be identical to figures that have been rounded differently to them.

Safe Harbor Statement

This Annual Report contains forward-looking statements. These statements are made under the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends, which involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control. These forward-looking statements include, but are not limited to, statements about the Company's goals and strategies; the Company's future business development, financial condition and results of operations; expected changes in the Company's income, expenses or expenditures; expected growth of the retail credit facility and wealth management markets; the Company's expectations regarding demand for, and market acceptance of, its services; the Company's expectations regarding its relationship with borrowers, platform investors, funding sources, product providers and other business partners; general economic and business conditions; and government policies and regulations relating to the industry the Company operates in. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company's filings with the SEC and the Stock Exchange. All information provided in this Annual Report is as of the date of this Annual Report, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

陆金所控股

LUFAX